18


06012653

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Austria Creditanstalt

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34765 FISCAL YEAR 12-31-05

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/18/06

Member of UniCredit Group



Bank Austria
Creditanstalt
Banking for success.

Annual Report
Bank Austria Creditanstalt 2005

team spirit

The Bank Austria Creditanstalt Share

BA-CA shares – key data	2005	2004	Change
Share price (at year-end)	€ 93.99	€ 66.50	+41.3%
High/low (intraday)	€ 104.25/€ 62.01	€ 66.60/€ 40.81	
Earnings per share (IFRS basis)	€ 6.56	€ 4.14	+58.4%
Book value per share (at year-end)	€ 46.73	€ 43.93	+ 6.4%
Price/book value (at year-end)	2.01	1.51	
Price/earnings ratio (at year-end)	14.3	16.0	
Dividend per share for the financial year (proposal for 2005)	€ 2.50	€ 1.50	+66.7%
Payout ratio (in %) **for the financial year**	38.1%	36.2%	
Total shareholder return	43.6%	66.7%	
Number of shares (at year-end)	147,031,740	147,031,740	
Market capitalisation (at year-end)	€ 13.8 bn	€ 9.8 bn	+41.3%
Turnover on the Vienna Stock Exchange (single counting)	€ 4.54 bn	€ 1.89 bn	
Average daily turnover in BA-CA shares on the Vienna Stock Exchange (single counting)	221,000 shares	152,000 shares	

Information on the BA-CA share			Vienna Stock Exchange	Warsaw Stock Exchange
ISIN	AT0000995006	**Trading symbol**	BACA	BCA
Number of shares issued	147,031,740	**Reuters RIC**	BACA.VI	BACA.WA
Free float	5.02%	**Bloomberg Ticker Code**	BACA AV	BCA PW

Financial calendar 2006

4 May 2006	**Annual General Meeting of Bank Austria Creditanstalt**
9 May 2006	**Ex-dividend date**
11 May 2006	**Results for the first three months of 2006**
12 May 2006	**Dividend payment date**
12 September 2006	**Results for the first six months of 2006**
14 November 2006	**Results for the first nine months of 2006**

Bank Austria Creditanstalt shares since the initial public offering

Offering price on 8 July 2003: € 29



in thousands of shares
EUR
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
120
100
80
60
40
20
0
*)
Q3
Q4
2003
Q1
Q2
Q3
Q4
2004
Q1
Q2
Q3
Q4
2005
Q1
2006
BA-CA share price
ATX based on BA-CA offering price
DJ EuroStoxx/Banks based on BA-CA offering price
Weekly turnover in thousands of shares (left scale)
*) UniCredit share price multiplied by 19.92 reflecting the exchange ratio

Bank Austria Creditanstalt at a Glance

Income statement figures (in € m)	2005	Change	2004
Net interest income after losses on loans and advances	2,117	+ 3.6 %	2,042
Net fee and commission income	1,458	+ 18.2 %	1,233
Net trading result	237	+ 1.7 %	233
General administrative expenses	−2,622	+ 5.8 %	−2,479
Operating profit	1,142	+ 20.9 %	944
Net income before taxes	1,301	+ 51.5 %	859
Consolidated net income	964	+ 58.3 %	609

Balance sheet figures (in € m)	2005	Change	2004
Total assets	158,879	+ 8.4 %	146,581
Loans and advances to customers	86,404	+ 6.3 %	81,260
Primary funds	89,965	+ 8.7 %	82,763
Shareholders' equity (excl. minority interests)	6,871	+ 6.4 %	6,459
Risk-weighted assets (banking book)	75,263	+ 6.2 %	70,887

Key performance indicators (in %)	2005	2004
Return on equity after taxes (ROE)	14.3	10.1
Return on assets (ROA)	0.63	0.43
CEE contribution to net income before taxes	54.1	42.6
Cost/income ratio	61.6	64.9
Net interest income/avg. risk-weighted assets (banking book)	3.53	3.58
Risk/earnings ratio	18.9	16.3
Provisioning charge/avg. risk-weighted assets (banking book)	0.67	0.58
Total capital ratio (at year-end)	12.2	12.4
Tier 1 capital ratio (at year-end)	8.3	7.9

Staff	2005	Change	2004
Bank Austria Creditanstalt (full-time equivalent)	31,792	+ 8.9 %	29,191
Austria (BA-CA AG and its Austrian subsidiaries that support its core banking business)	9,839	− 7.6 %	10,653
CEE and other subsidiaries	21,953	+ 18.4 %	18,538
of which: Poland	10,181	+ 4.7 %	9,728

Offices	2005	Change	2004
Bank Austria Creditanstalt	1,570	+ 20.8 %	1,300
Austria	393	− 1.0 %	397
CEE and other countries	1,177	+ 30.3 %	903
of which: Poland	503	+ 7.7 %	467

Comparative figures adjusted to amended and new IFRS rules, see note 2 to the consolidated financial statements.

For the 2005 financial year, Bank Austria Creditanstalt again offers an interactive online version of its Annual Report. As in previous years, the interactive Annual Report 2005 includes an extended search function, the possibility of comparing specific sections with the same sections in the Annual Report 2004, and the possibility of downloading all tables as Excel files for quick access to and processing of the required financial information.

English: http://annualreport2005.ba-ca.com
German: http://geschaeftsbericht2005.ba-ca.com



Member of UniCredit Group

Bank Austria Creditanstalt

Banking for success.

Annual Report Bank Austria Creditanstalt 2005



team spirit | for europe



Prestigious string instruments by famous instrument makers and top-quality brass and woodwind instruments. Each instrument meets the very highest demands. Yet only first-class musicians know how to use these instruments to produce sounds which captivate the audience. And it is only the interaction of many virtuoso performers in an orchestra that brings the great symphonies and musical masterpieces to life. When experts in their field – like the renowned Vienna Philharmonic Orchestra – play their instruments, a performance becomes an experience.

Bank Austria Creditanstalt has a similar claim – though in a different field. In the banking business, we use a large number of financial instruments. And we also appreciate the creative diversity of European countries. In the banking business, too, we strive to use numerous instruments to find ways in which we can best meet the personal needs of our customers. And it is the teamwork of BA-CA's financial experts that produces excellence – a professional performance as in a rousing orchestral concert.

The Vienna Philharmonic Orchestra and Bank Austria Creditanstalt have maintained relations for more than a hundred years. They also have a common objective: the highest level of professionalism to satisfy customers/rapture the audience.

Highlights 2005

1 January	New segmentation of Austrian customer business.
2 March	Closing of the purchase of Hebros Bank, a Bulgarian bank.
1 April	Introduction of new internal service regulations in BA-CA.
13 June	Official presentation of the planned business combination of HVB Group and UniCredit Group.
13 July	Sale of BA-CA's equity interest in Investkredit Bank AG for about € 250 m.
4 August	BA-CA sells the office building on Julius Tandler-Platz, Vienna.
26 August	Offer to HVB shareholders to exchange each HVB share for five UniCredit shares. Acceptance period: 26 August to 10 October 2005. Offer to BA-CA shareholders to exchange their BA-CA shares for UniCredit shares at a ratio of 19.92 UniCredit shares for 1 BA-CA share, or to buy their BA-CA shares for € 79.60 each. Acceptance period: 29 August to 17 October 2005.
1 September	The agreement to merge HVB Bank Romania with Banca Tiriac makes BA-CA the number 4 bank in Romania, with a market share of 7.5 %.
4 October	Completion of the merger of HVB Bank Serbia and Montenegro with Eksimbanka.
13 October	The merger of BA-CA Administration Services and Dataline Zahlungsverkehrs-abwicklung creates Austria's largest company for the settlement of financial transactions.
25 October	Placement of securitised leasing contracts with a volume of € 425 m.
18 November	BA-CA becomes a member of UniCredit Group.
30 December	Acquisition of Nova banjalucka banka, a Bosnian bank.

Awards 2005

Banking

- Bank of the Year in Poland (The Banker)
- Best Bank in Bulgaria (Euromoney)
- Best Project Finance House in CEE (Euromoney)
- Best Project Finance Bank in CEE (Global Finance)
- Best Foreign Exchange Bank in Austria (Global Finance)
- Best Foreign Exchange Bank in CEE (Global Finance)
- Best Loan House in CEE (Euromoney)
- Best Debt House in Romania (Euromoney)
- Best Equity House in Hungary (Euromoney)

Real Estate

- Excellence in International Real Estate in Austria (Euromoney)
- Excellence in Real Estate Commercial Banking in Slovakia (Euromoney)

Custody

- Best Agent Bank in CEE, Bulgaria, Croatia, Greece, Romania, Slovakia, Slovenia, Russia and Ukraine
- Best Domestic Agent in Bulgaria, Croatia and Ukraine (Global Custodian)

Investment Banking

- Best Equity Research in Poland and Hungary
- Runner-up position in Turkey (Institutional Investor)

Contents

Consolidated financial statements and management report signed on 27 February 2006

Editorial close of the Annual Report: 21 March 2006

Part of the consolidated financial statements in accordance with IFRSs



A word of thanks to our employees

The commitment and professionalism of our employees helped achieve the strong performance in 2005 and is decisive for the consistent implementation of our plans. All regions and all business areas performed well, built up business and further developed existing structures in flexible ways. The Managing Board thanks all the employees of the BA-CA Group for their dedication. It also thanks the Employees' Council for its consent to the structural changes and modernisation through pragmatic solutions. The proven readiness of all employees to support and further promote changes in the banking business gives our bank an essential competitive advantage in view of the tasks that lie ahead of us. Let us all set to work with confidence and enthusiasm in order to take advantage of our great potential.



Erich Hampel, *Chairman of the Managing Board of Bank Austria Creditanstalt AG*

Ladies and Gentlemen,

In 2005, Bank Austria Creditanstalt achieved the best results in the bank's history. This success confirms that we have been moving in the right direction over the past years. Consolidation, targeted growth and the move on to the European playing field have paid off. In the new UniCredit Group we have assumed an essential role as sub-holding company for operations in Central and Eastern Europe. This stands for continuity in our development – we are now playing in the top league of the European banking industry.

Net income before taxes for 2005 amounted to € 1,301 m, exceeding the target of € 1 bn which we set ourselves a year ago. The increase over the figure for 2004 is more than one-half (52 %). A substantial contribution to this result came from our successful banking subsidiaries in CEE, which continued to pursue growth in their countries. In Austria, a mature and overbanked market, we also achieved volume growth and improved the earnings position. The implementation of our new business model is almost complete; this will enable us to improve profitability in business with small and medium-sized companies, too. We reinvested a large part of one-off income generated during the year to improve the structure of our Austrian business and we also used part of this income to make provisions for planned integration projects.

The formation of the new UniCredit Group is another big step forward for Bank Austria Creditanstalt in its long development into a bank of European stature. As a member of Europe's fourth-largest bank, we can offer customers in our markets the status of a major international bank and we can also make better use of our international business expertise. The large Group benefits from mutual network advantages and can achieve economies of scale in businesses where size is an advantage. Within the CEE Division of UniCredit Group we will be responsible for further developing operations in 24 countries. In doing so we can draw on integration experience which we have gained in numerous mergers of CEE subsidiaries of HVB and BA-CA in the past years. And we will also prove our own ability to integrate into the Group. Bank Austria Creditanstalt and UniCredit complement each other perfectly in terms of culture, geography and business profile. Our structures are very similar, and we have identical objectives and values.

Predecessor institutions in our bank's 150-year history successfully operated European networks, and we can still find traces of them today. From the very beginning, Bank Austria Creditanstalt has seen its mission as making a contribution to European integration by serving its customers. Let us combine strong cross-regional structures with regional diversity, let us use the opportunity to become a truly European bank!

Yours sincerely,

Erich Hampel





Alessandro Profumo, *Chief Executive Officer of UniCredit*

Ladies and Gentlemen,

We have made very good progress with our big project of creating a truly European bank. After the shareholders' clear approval, we have formed one of Europe's leading banks operating across borders. The new UniCredit Group is the fourth-largest bank in the euro area. We are among the market leaders in the heart of Europe – in Austria, Italy and Germany. Together we are number one, by a wide margin, among banks in Central and Eastern Europe (CEE). On this basis we serve three of Europe's most prosperous regions and many of its fastest-growing regions.

Yet our size is not an end in itself. We aim to lead in terms of service quality for our 28 million customers. Over 140,000 employees work to achieve this goal at our 7,000 branches in 19 countries. A focus on customer needs is one of the top priorities that we share. And despite local differentiation, we are increasingly taking a supraregional approach to pursuing this objective.

The new Group has made an excellent start. We have moved quickly and resolutely to launch the integration project. Bank Austria Creditanstalt plays an essential role in our strategy. Its good results for 2005 are evidence of the bank's professional work, which we highly appreciate and build on. In Austria, BA-CA will continue its successful efforts to further improve its market position and profitability. Within our CEE Division, for which Erich Hampel is responsible as a member of UniCredit's Management Committee, BA-CA will act as a sub-holding company for CEE operations, and it will vigorously continue to develop business in the fast-growing CEE markets, with the exception of Poland, where operations will be directly managed by UniCredit. Together we will achieve sustainable growth. Our pioneering role has given us a lead now that the process of integration into a uniform European financial market is getting under way.

We understand "truly European" to mean that we build on the cultural and entrepreneurial diversity of the countries where we operate, using the creativity and market knowledge of all units in our Group. We draw on our geographic reach, our extensive network, our financial strength and our international management team, which is open to the very best, wherever they come from. Using best practice we will take advantage of expertise available in the best locations for the entire Group.

On this basis we are firmly convinced that we will create value, both in the short term and in the long run. UniCredit has demonstrated its ability to integrate operations and achieve sustainable earnings growth: earnings per share have risen from 2 euro cents in 1994 to 34 euro cents in 2004. Our objective is to generate earnings per share of 56 euro cents by 2007.

We invite you to share our vision and join us on our way into a successful future.

Yours sincerely,

Alessandro Profumo



giving | signals






displaying | versatility

With UniCredit to the First Truly European Bank

New Dimensions for Bank Austria Creditanstalt and its Customers

Bank Austria Creditanstalt celebrated a triple **anniversary** in 2005: 150 years of Creditanstalt, 125 years of Länderbank and 100 years of Zentralsparkasse. Looking back on our historical roots, we can see that our predecessor institutions were already thinking in European dimensions a hundred years ago. We can still find the traces of those institutions in Central and Eastern Europe.

In our more recent past, **consolidation** and **internationalisation** have been the twin driving forces behind an impressive upward trend. Several milestones marked our progress along the way: the merger of Zentralsparkasse and Länderbank 15 years ago; the emergence of the Bank Austria Creditanstalt Group eight years ago, with the integration of CEE operations which Bank Austria and Creditanstalt had built up separately; the first major cross-border business combination of banks in the young European internal market to create HVB Group five years ago; and the legal merger of Bank Austria and Creditanstalt to form Bank Austria Creditanstalt AG three years ago. 2005 was our most successful year, impressively proving that we are moving in the right direction.

And now we are taking another major step forward, though we were not directly involved in launching this initiative: we are moving to become a **truly European bank**. The new UniCredit Group has extensive operations in 19 countries, where over 7,000 branches and 140,000 employees serve some 28 million customers. In terms of total assets, the banking group is among the top 5 in the euro area and ranks third by market capitalisation (€ 64 bn, March 2006). UniCredit Group holds leading positions in the neighbouring core markets of Italy, Germany and Austria, and the Group leads the market in Central and Eastern Europe by a wide margin.


Three networks are combined


UniCredit
BA-CA
UniCredit+BA-CA
HVB
UniCredit+HVB

"As a member of UniCredit Group we offer our customers a network in 19 countries and the products and services of a large international bank. We want to build on the diversity of our local banking subsidiaries while also combining expertise, bundling production and using the location advantages of our network – and thus grow together to become the truly European bank."



Erich Hampel, *Chairman of the Managing Board of Bank Austria Creditanstalt and member of UniCredit's Management Committee with responsibility for the CEE Division*

UniCredit Group aims to go beyond the size and expansion of its regional markets: we intend to become a European company with strong regional roots, combining supraregional business, international financial markets and local customer relationships. We attach great importance to the growing team spirit based on our shared values, on a multicultural management team, exchange and openness, and on the strong commitment of employees at our local banks – in brief, unity in diversity. Bank Austria Creditanstalt fully shares this approach and this claim, and it will therefore smoothly integrate into the new Group. Above all, we can offer customers in our markets – in Austria and CEE – a significantly wider choice.

A compelling industrial logic

With the business combination to form UniCredit Group we are at the forefront of profound changes in the European banking sector, changes whose significance are not yet fully recognised everywhere. Financial service providers are among the least concentrated industries in the European internal market; at the other end of the scale, key industries are highly concentrated and operate on the principle of division of labour across regions. For a number of reasons, the European financial market is still highly fragmented, yet it should provide the business sector with an efficient and open infrastructure. It is clear that banks are subject to the same economic rationality as the industrial sector. Banks can use economies of scale and scope, too, and they can also use supraregional platforms for production. This applies equally to activities in international financial markets and to local retail banking. Banking business is characterised by common features wherever it is conducted, though there are differences in consumers' habits and in the local business structure. Therefore banks increasingly use industrial models to structure their operations. Banks compete with other industries for the same capital and have to generate excess returns corresponding to their risk profiles. Sustainable value creation requires selective allocation of capital, as well as productivity improvements and growth.

The new banking group focuses on both, growth and productivity. And it will achieve sustainable value enhancement both in mature markets and in the young growth markets in Central and Eastern Europe.

▶ UniCredit plays a leading role in Germany, Italy and Austria. It is deeply rooted in one of Europe's most prosperous and integrated regions. This area comprises northern Italy, UniCredit's home market, and Bavaria, the home of HypoVereinsbank, as well as Austria, the home country of Bank Austria Creditanstalt. Many of Europe's major industries are located in this highly integrated region, with a sound mix of large companies and small businesses, conurbations and peripheral service providers. Gross domestic product in this region is 17 % higher than the average for the old EU-15 countries. The mature core markets will continue to play a strategic role in the future. The three home countries of UniCredit Group are also important partners of the CEE countries in the areas of foreign trade and direct investment. The total volume of these three countries' foreign trade with CEE exceeds € 300 bn, which corresponds to 14 % of their total foreign trade and 30 % of the foreign trade volume of the CEE countries.

▶ The new Group operates in 16 countries in Central and Eastern Europe (and maintains operations in a total of 19 countries). Even before the business combination, BA-CA and HVB as well as UniCredit were major players in the dynamically growing economies of the New Europe. Together they now hold the undisputed market leadership position in this region – total assets of their operations in CEE are more than twice those of the nearest competitor and the number of their branches is also more than twice as large. The new Group is market leader in three countries, among the top three banks in five countries and among the five largest institutions in ten countries (see the chart on the next page). Economic growth in the CEE countries is disproportionately high, averaging between 5 % and 7 % p.a. Income growth in this region is even stronger. Based on rising standards of living, there is strong demand for loans and investment products, and the level of financial intermediation is increasing. Invested assets amount to 43 % of incomes, compared with 125 % in the euro area. Convergence and the resulting increase in wealth gives rise to considerable potential for growth. Using this potential will be the main task of Bank Austria Creditanstalt in its function as sub-holding company for CEE operations.

Wider perimeter, better diversification

▷ The business activities and geographic spread of operations of the new Group are now broader and better diversified in terms of business risk. This applies to both the loan portfolio and the composition of operating revenues. On the basis of its activities in many regions and many business areas, the Group can pursue targeted expansion (and capital allocation).

Beyond its regional perimeter, UniCredit Group has a number of competitive strengths in those business areas which are supraregional in nature: in asset management, UniCredit's excellent position with the Pioneer brand is highly complementary to BA-CA's subsidiaries Capital Invest and AMG and HVB's Activest and Nordinvest. In the investment banking sector and in business with multinational corporates, the Group has the required standing in global capital markets; it is also active in corporate investment banking and has expertise in structured products. Innovative ABS solutions make the bank a major institution active in the secondary market for credit risk. These strengths, currently spread over various parts of the Group, are to be bundled within the Group in order to use capital more efficiently and simplify processes. Another objective is to work towards setting up a joint IT infrastructure. Taking a best practice approach, the Group will use the best processes and innovative products for its customers.

Managing complexity through divisional structure, local responsibility for results, *and clear governance*

UniCredit operates as a multi-divisional universal bank and has reached a size, both regionally and in terms of business segments, which requires a clear and transparent **management structure**. One of the basic principles is clear responsibility for results of operating units within the guidelines of the divisions to which they belong.

All banks within the new UniCredit Group pursue the Group's objectives on the basis of common rules, control systems and shared values, across national borders. The divisional structure



Three of Europe's most prosperous regions ...
Bank Austria Creditanstalt: No. 1 in Austria with 393 branches and a market share of 18%
HVB: No. 1 in Bavaria with 390 branches (57 % of HVB's German network)
UniCredit: No. 1 in northern Italy with 2,281 branches (73 % of UniCredit's network in Italy)
Per capita gross domestic product compared with the EU-15 average
111 %
111 %
128 %
117 %
EU-15 average
Austria
Northern Italy
Bavaria
Entire Group

as an organisational principle has priority in the new Group. The divisions set binding targets which apply to all regional units. Moreover, cost and revenue synergies need to be unlocked through best practice, by optimising capacity at product factories, and by rationalising overlapping or duplicate functions.

The Group embraces diversity in the form of different languages, legal systems and cultures; this is a basic value of the European Union. Like Bank Austria Creditanstalt, UniCredit has attached great importance to regional diversity for many years. The Group is based on strong brands which have developed in the various home markets. It uses the wide variety of talents in the whole of Europe. The Group is aware that customer relationships are always personal and regional relationships. In this way the Group combines and benefits from the very best elements of centralisation and decentralisation.

Regional diversity and supraregional divisions

The business combination received **approval from shareholders** in a clear vote. On 12 June 2005, HVB and UniCredit announced that they would join forces and presented their vision of a truly European bank to the capital market. The business combination was carried out through several voluntary share exchange offers. By the time the exchange offer in Germany was completed on 18 November 2005, HypoVereinsbank shareholders had accepted it for 93.93 % of all HVB shares. Holders of the majority of the free float of Bank Austria Creditanstalt shares also accepted the offer to exchange their BA-CA shares for UniCredit shares (77.72 % of the free float). UniCredit now holds, directly or indirectly through HypoVereinsbank, 94.98 % of BA-CA's share capital.

The **UniCredit holding company** is managed by a Board of Directors. The Board of Directors of the new bank has 24 members and its responsibilities include the new bank's strategic orientation. On 18 November 2005, UniCredit's Board of Directors appointed the Chief Executive Officer (CEO) and a **Management Committee**, which advises the CEO and implements management decisions taken by the CEO in coordination with the Management Committee. The Management Committee reports directly to the CEO. It comprises the Heads of the following Divisions: Retail Banking, Private Banking/Asset Management, Corporates/SMEs, Multinationals/Investment Banking, **Central Eastern Europe**, and Commercial Real Estate, as well as the Chief Financial Officer (CFO), the Chief Risk Officer (CRO) and the Heads of Global Banking Services, Human Resources, Integration and German Business. The Chairman of Bank Austria Creditanstalt's Managing Board, Erich Hampel, is a member of the Management Committee and is responsible for the CEE Division.

Management structure of the new Group

... leader in the growth market in CEE



Market leader
Top 3
Top 5
Rank
1 1 1 2 3 3 4 4 5 5 7 n.a. about 10 n.a.
Market share in % by total assets
1)
26%
24%
21%
24%
9%
12%
2)
10%
8%
6%
6%
6%
4%3)
2%
1%
Croatia
Bulgaria
Poland
Bosnia and Herzegovina
Romania
Turkey
Slovakia
Czech Republic
Serbia
Slovenia
Hungary
Baltic states
Russia
Ukraine
Bank Austria Creditanstalt
UniCredit
HVB

Data are based on the most recent information; the computations for the market share of UniCredit and HVB may be based on different definitions of the underlying data.
1) HVB Splitska banka d.d. held for sale / 2) Including 50 % of Yapı ve Kredi Bankasi / 3) Average of the market shares in Estonia, Latvia and Lithuania

Bank Austria Creditanstalt as a holding company for CEE operations

When the business combination was announced, the new bank's overall strategy assigned Bank Austria Creditanstalt an essential role as holding company for CEE operations. The legal form of the company had to be brought in line with the divisional organisation principles. For this purpose the so-called "Basic Agreement", which also includes the "Bank of the Regions" contract, had to be adjusted. These agreements had been concluded in 2000 between HypoVereinsbank, the then Bank Austria, "Privatstiftung zur Verwaltung von Anteilsrechten" (AVZ-Stiftung, a private foundation) and the "Betriebsratsfonds" (Employees' Council Fund) of Bank Austria. They contain rules governing the functions of BA-CA within HVB Group. Following the acquisition of HVB Group by UniCredit Group, the contracting parties defined BA-CA's future role within UniCredit Group in a new contract in March 2006. The contract period is ten years. After approval by AVZ-Stiftung and by BA-CA Betriebsratsfonds, the agreement is subject to approval by the respective boards of UniCredit, HypoVereinsbank and BA-CA. The agreement includes the following details:

Shareholders' Agreement on BA-CA's role within UniCredit Group

▷ BA-CA will perform the sub-holding company function for UniCredit Group's operations in CEE. It will manage, within UniCredit Group guidelines, the Group's banking network in this region, excluding Poland, which will be directly managed by UniCredit. The responsibility for Turkey and Ukraine is subject to further consideration.

▷ BA-CA will take over the banking subsidiaries and branches of UniCredit and of HypoVereinsbank in this region.

▷ UniCredit Group is working on the future structure of its worldwide investment banking activities. It is envisaged that the Group's operations in this area would be bundled to further enhance their position in the market. If BA-CA's investment banking business is integrated in a newly created investment banking unit of the Group, BA-CA will have a share in the net profit generated by this unit.

▷ UniCredit Group's asset management activities will be combined. For this reason BA-CA will transfer its two subsidiaries Capital Invest and Asset Management (AMG) to the Group's asset management unit.

▷ UniCredit Group creates clear, transparent structures with a clear allocation of management responsibility. The shareholders have agreed that the Austrian business may be transferred to a separate bank for Austria – a wholly-owned subsidiary of BA-CA – after the year end following the fifth anniversary of the Agreement, maintaining the employment conditions of the transferred employees. The Group wants to further reinforce its position on the Austrian market. Austria is a core market of UniCredit Group.

▷ To maintain BA-CA's status as an Austrian bank, the rights of Betriebsratsfonds and AVZ-Stiftung – i.e. the private foundation from which BA-CA emerged – as defined in BA-CA's Bye-laws will remain effective as long as the guarantee issued by AVZ-Stiftung and the Municipality of Vienna on BA-CA's liabilities exists.

▷ The parties to the Agreement will reflect the new ownership situation of BA-CA in its Supervisory Board, while ensuring the representation of two members upon proposal of AVZ until the tenth anniversary of the Agreement, and of one member thereafter for the duration of the guarantee issued by AVZ on all liabilities of BA-CA. The election of the new Supervisory Board will be part of the agenda of the next ordinary General Meeting of BA-CA, which will take place on 4 May 2006.

Implementation: integration under way

BA-CA's integration into UniCredit Group is fully under way. The introduction of the new Group structure will lead to changes in ownership. Under the target structure, the UniCredit holding company will hold direct interests in Bank Austria Creditanstalt and in HVB.

In implementing the forthcoming integration steps in Austria and CEE, we will use our comprehensive experience gained in integration projects over the past years. This includes the proven project management structures and the principles of openness and transparency, best practice and objectivity, and above all the priority given to customer business.

The integration into UniCredit Group will involve changes, also within BA-CA, in the management structure and possible spin-offs and sales in connection with divisional control. The structure and business segments are already very similar to those of UniCredit, even though differences in size enabled us to pursue a more integrated strategy. The divisional structure is now explicitly applied across the board, and "product factories" are coordinated and bundled using best practice; this reflects the Group's new dimensions, unlocks synergies and creates added value for our customers. We make an important contribution to UniCredit Group and its customers in the areas of asset management and investment banking, and especially through our CEE expertise. And in doing so we can now offer a wider range of products and services to our customers, reducing the use of third-party products.

Similar business profiles

We attach great importance to human resources development across the Group. One of the pillars of the truly European bank is UniCredit's international management team, which we have identified using a leadership assessment procedure. We will further develop the team by way of exchange and with an executive development programme. We have defined the success criteria for top managers who can assume functions across the region and work as expatriates as follows: first, product and market knowledge as a requirement for innovative power; second, leadership qualities (leadership, execution, commitment) as a requirement for business success; and third, our shared values – including integrity, growth orientation, team spirit and diversity – as a requirement for building confidence. Another pillar of the Group, equally important, are our employees in the individual units.

Multinational management team

Identical objectives and values

Bank Austria Creditanstalt's integration into UniCredit Group stands for continuity in its development because there are hardly any differences in their corporate objectives and the principles of operating activities. In Bank Austria Creditanstalt's Annual Report 2004 we defined our objectives. And we can continue to pursue them as formulated in UniCredit's corporate objectives and the UniCredit Integrity Charter.

- We take a long-term approach, aiming to sustainably enhance the value of our company and its individual units. We will achieve this through profitable growth and targeted capital allocation in our core business. We will therefore continue to use our value-based management approach, pursuing medium-term expansion in all areas where the return on equity significantly exceeds the cost of capital. We successfully applied this strategy in 2005 – at the level of companies and business segments, and also at the micro control level.

- We also believe that we can only enhance the company's value if we see ourselves as the "bank for our customers' success" and gear our services to meeting their needs. For this purpose we need to train and encourage our employees, enabling them to take pleasure in their work and bring it into line with their personal plans for their lives. And we also need to find a high level of acceptance as a good corporate citizen in our countries and communities.

Banks of UniCredit Group in CEE

CEE subsidiaries of UniCredit at year-end 2005

Bank Pekao
  Bank Pekao (Ukraine)

Bulbank

KOÇ Financial Services
  Koçbank Azerbaijan

Yapı Ve Kredi Bankasi
  Yapı Kredi Bank Moscow

Unibanka

UniCredit Romania

Zagrebačka banka
  UniCredit Zagrebačka banka

Zivnostenska banka

CEE subsidiaries of Bank Austria Creditanstalt at year-end 2005

Banca Comercială "Ion Tiriac"

Bank Austria Creditanstalt, Ljubljana

Bank BPH

Hebros Bank

HVB Bank Biochim

HVB Bank Czech Republic

HVB Bank Hungary

HVB Bank Romania

HVB Bank Serbia and Montenegro

HVB Bank Slovakia

HVB Central Profit Banka

HVB Splitska banka

Nova banjalucka banka

CEE subsidiaries of HypoVereinsbank at year-end 2005

Bayerische Hypo- und Vereinsbank, Athens Branch

Bayerische Hypo- und Vereinsbank, Tallinn Branch

Bayerische Hypo- und Vereinsbank, Vilnius Branch

HVB Bank Latvia

HVB Bank Ukraine

International Moscow Bank

Organisation Chart of Bank Austria Creditanstalt

Responsibilities at Managing Board level

Support Services	Private Customers and SMEs, Asset Management	Group Finance and Equity Interest Management
Erich Hampel Chief Executive Officer	Willibald Cernko	Stefan Ermisch
Group Marketing & Communications	**Sales Austria**	**Group Accounting & Tax**
Group Market Research	**Asset Management, Products and Services**	**Group Controlling**
Legal Affairs	**Business Transformation Sales**	**Equity Interest Management & Group Development**
Group Human Resources	**Sales Controlling**	**Investor Relations**
Group Internal Audit (reporting to full Managing Board)		**Group Economics and Market Analysis**

Business segments as reflected in segment reporting

Private Customers Austria	SMEs Austria	Large Corporates and Real Estate
Private Customers Austria	**SMEs Austria**	**Multinational Corporates**
Private Customers Austria – Sales	**SMEs Austria – Sales**	**Financial Institutions**
Asset Management		**Public Sector**
BA-CA Finanzservice		**Real Estate Customers**
Capital Invest Asset Management GmbH		BA-CA Leasing BA-CA Wohnbaubank BA-CA Real Invest
BANK*PRIVAT* Schoellerbank		CABET Holding
VISA-SERVICE		BA-CA Private Equity CA IB Corporate Finance

International Markets	Central and Eastern Europe (CEE), Large Corporates and Real Estate	Risk Management	Group ORG/IT & Operations
Willi Hemetsberger	Regina Prehofer	Johann Strobl	Robert Zadrazil

Fixed Income	**CEE**	**Group Credit Management**	**Group ORG/IT Management**
Eastern Europe, Middle East and Africa Markets & Subsidiaries	**Multinational Corporates**	**Special Accounts Management**	**Treasury and Securities Services**
Strategic Position Management	**International Trade Finance & Financial Institutions**	**Strategic Risk Management**	**Subsidiaries supporting core banking business**
	Corporate Finance & Public Sector		
	Real Estate		
	Leasing		

International Markets	Central and Eastern Europe	Corporate Center
FX **Money Markets**	Bank BPH	**Equity Interest Management** BA-CA Export Finance Ltd. Bank Austria Cayman Islands Adria Bank AG
Fixed Income **Credit Trading** **Strategic Position Management**	HVB Bank Czech Republic	**Subsidiaries supporting core banking business** WAVE Solutions IT iT Austria
Equities	HVB Bank Slovakia	BA-CA Administration Services GmbH
Derivatives	HVB Bank Hungary	Domus Facility Management
Financial Engineering	HVB Splitska banka	Banking Transaction Services s.r.o.
Corporate and Institutional Sales **Custody** **Brokerage Services**	Bank Austria Creditanstalt Ljubljana	
Markets Research	HVB Bank Romania	
CA IB International Markets	Banca Comerciala Ion Tiriac	
CA IB Securities	HVB Bank Biochim	
	Hebros Bank	
	HVB Bank Serbia and Montenegro	
	HVB Central Profit Banka	
	Nova banjalucka banka	

The Banking Environment in 2005

Boom in South-East Asia, sluggishness in Europe, robust growth of US economy. Sharp rise in oil prices has no major impact.

Global economy and financial markets

In 2005 the world economy grew by 4½% in real terms, continuing the strong performance of the previous year and exceeding the long-term average growth rate of 3½%. However, there were significant differences between – and within – the world's major regions. Growth in Europe remained weak as structural problems persisted, except in Central and East European countries – countries in South-East Europe in particular – where the catching-up process continued at a fast pace. The large countries in Asia, especially China and India, achieved growth rates of up to 10 %. This reflects a long-term trend: the vigorous entry of Asian economies into the global division of labour. The "emerged markets" are adding a workforce of 200 million people to the global economy and account for half of world output (calculated at purchasing power parities). In 2005 they were a major factor on both sides, supply and demand, of the global economy. With their high savings ratios, these countries have accumulated substantial foreign exchange reserves and have become major international investors.

Strong global growth, significant differences between regions

The resulting increase in global demand for energy and industrial raw materials led to maximum utilisation of capacity in 2005. In view of limited reserves, particularly of oil and oil products, minor local disturbances – whether geopolitical tensions or sabotage, natural catastrophes or technical failures – sufficed to push up commodity prices. **Crude oil prices** reached an initial high of 57 USD/bl at the end of March and peaked at 68 USD/bl at the end of August, in the wake of devastating hurricanes in the Gulf of Mexico.

In the first few months of 2005, the oil price rise led to fears of inflation and recession. As the year progressed it became clear, however, that the general impact on **prices** was limited. Global integration of production (especially competition from high-growth markets) did not provide any major leeway for price and wage adjustments. And reinvestment of the surpluses earned by oil-exporting countries, including Russia, and Asian economies ensured that **financial markets** were again able to cope with the major fundamental imbalances in 2005.

Sharp rise in oil prices prompts only brief uncertainty

Worldwide excess liquidity sent long-term **interest rates** to record lows while accelerating the increase in asset prices, primarily for real estate, in numerous countries. In the US, the Fed therefore steadily raised its key interest rate (from mid-2004, in 14 steps from 1 % to a most recent level of 4.50 %). The differential between US and euro interest rates thus widened considerably in the course of the year, rising from 41 basis points to 209 basis points on 3-month money – although in December, the ECB also increased its key interest rate for the first time in two and a half years – and from 63 basis points to 105 basis points on 10-year benchmark yields. The wider interest rate spreads in 2005 supported the **US dollar**. After fluctuations during the year, the US dollar had appreciated by about 15 % against the euro and the yen by the end of 2005.

High-yield bonds continued to attract substantial investments in 2005 and showed a strong year-on-year performance. From March to May, following financial problems at US car companies, corporate bonds experienced a temporary slump which also had an impact on emerging market bonds. Credit spreads rose by over 1 percentage point (BBB rating) but very quickly returned to normal. In Europe, companies seem to have completed their efforts to optimise their balance sheet structures. Increased liquidity, numerous corporate mergers, historically rather low valuations and high dividend yields made European **stock markets** attractive for international investors (DJ EuroStoxx: + 23 %). Stock markets in CEE (CECE index: + 45 %) and the Austrian ATX (+ 51 %), which includes many companies with a CEE focus, were again among the top performers.

Developments in our core markets

Economic trends in **Austria** were again determined by the structural weakness of major European economies (above all, Germany and Italy) and the impetus to growth coming from CEE countries. After a weak first half-year, rising export demand stimulated industrial activity. Growth accelerated later in the year to almost 3 % on an annualised basis; the average for 2005 was 1.9 %. Although private consumption remained weak, sentiment improved towards year-end as the inflation rate declined. In classic on-balance sheet banking business, margins were under pressure on both sides of the balance sheet. In line with high liquidity levels in the business sector, deposits from companies again rose by about 10 %, and credit demand from businesses increased only slightly (+ 4 %). This contrasted with strong growth in demand for personal loans (+ 6 %) on account of low interest rates and despite weak consumption. Business insolvencies rose by 12 %, a consequence of the large number of mainly small and medium-sized businesses newly established in the past years. Insolvency liabilities fell to € 2.4 bn (average for the past five years: € 2.8 bn) or 0.97 % of GDP, the lowest level seen in the past 15 years.

Growth in Austria slightly above EU-15 average; banking business characterised by low interest rates. CEE achieves strong growth and makes further progress in stabilisation and convergence. Financial intermediation accelerates, but there is still considerable business potential.

In a difficult environment, economic growth in **Central and Eastern Europe (CEE)** exceeded 4 %, reaching three times the level achieved in the euro area. After a slow start to the year – which partly reflected strong growth in 2004, the year in which several CEE countries joined the European Union – CEE again lived up to its image as a growth market in the second half of 2005. Poland, the largest market in this group of countries, saw a recovery in private consumption; the upswing in the other new EU member states in Central Europe (Hungary, the Czech Republic, Slovakia, Slovenia) was mainly due to external trade. The new EU countries benefited from their favourable competitive position. After entering markets in the euro area, which were affected by persistently weak growth, they successfully intensified trade links with markets recording higher growth, including the EU accession candidates as well as Russia and Ukraine. Economic integration among the European emerging markets made further progress.

Monetary convergence made fast progress in 2005. Growing competition in retail trade stabilised price levels despite the oil price increases. In the EU member states, the inflation rate was as low as 2.5 %, down from 4.2 % in 2004. This means that Poland, the Czech Republic and Slovenia meet the relevant Maastricht criterion for joining the euro. As (long-term) interest rates declined on the back of falling inflation and substantial capital inflows, all CEE-5 countries except Hungary meet this Maastricht criterion, too. Stabilisation and growth prospects combined to make CEE stock markets the top performers in Europe. For these reasons, CEE currencies were firm; the Polish, Czech and Romanian currencies appreciated by more than 5 % against the euro in the course of the year.

The **CEE banking market** again experienced strong growth of 15 % in 2005. Expressed in national currencies, loans expanded by 21 % and deposits increased by 15 % (these figures compare with 8 % and 6 %, respectively, for the euro area). Particularly strong growth, averaging 33 % for the region, was again seen in demand for personal loans. Given that the average per capita volume of personal loans is below € 1,000, and the total amount is 15 % of GDP, this sector continues to offer considerable potential (comparative figures for the euro area: € 13,600 per person, 52 % of GDP).



Economic growth
real GDP, % change on previous year
CEE-11
Austria
Euro area
USA
2004
2005
Crude oil prices
Brent, USD/bl.
US dollar appreciates again
USD per EUR, inverted scale showing appreciation and depreciation of the US dollar against the euro
Share prices and corporate spreads
DJ EuroStoxx (right scale)
Risk premium on corporate bonds (FTSE BBB-rated eurobonds, in basis points)
Interest rates
in % p.a.
10-year US Treasury bonds
10-year euro benchmark bonds
3-month money in euro
ECB key interest rate
2004
2005

Management Report of the Group

Record results for 2005: despite large special/ one-off expenses in the fourth quarter, BA-CA achieves net income before taxes of € 1.3 bn as planned.

Substantial provisions made for sustainable profit growth.

Overview

▶ Bank Austria Creditanstalt showed a steady upward trend in its performance in the past years and achieved record results for 2005: operating profit has improved from year to year over the past five years; from 2004 to 2005, the increase was 21 %, to € 1,142 m. Net income amounted to € 1,075 m, an increase of 60 %; after deduction of minority interests, consolidated net income for 2005 was € 964 m, up by 58 %. Earnings per share increased from € 4.14 in 2004 to € 6.56, after first-time application effects resulting from amended and new IFRSs. Since the launch of BA-CA shares on the stock market on 8 July 2003, market capitalisation – i.e., the bank's value – has risen from € 4.3 bn to € 13.8 bn at the end of 2005. This means that Bank Austria Creditanstalt remains one of the three companies with the highest stock market valuation in Austria. The dynamic growth of profits and market capitalisation reflects the strong increase in profitability and the confidence of the capital market in the Group's performance.

The good results for 2005 confirm the bank's consistent pursuit of value-creating growth and capital allocation, sustainable earnings improvement and efficiency enhancement in the last five years: the consolidation process in Austria (completed with the merger of Bank Austria and Creditanstalt in 2002) was followed by the integration of CEE subsidiaries of HVB and BA-CA (essentially in 2001 and 2002). In the past two years we switched to expansion in profitable business segments and enhanced efficiency in retail customer business and back-office activities.

▶ On the basis of our medium-term planning figures, we set ourselves the target of generating a net income before taxes of over € 1 bn for 2005. This target was published in our 2004 Annual Report. In our interim report for the first nine months of 2005, we raised the target for net income before taxes to "over € 1.3 bn" for the year as a whole while announcing that the 2005 consolidated financial statements would reflect additional provisions for restructuring costs and special expenses which are yet to be determined and relate to integration into UniCredit Group. Even including the special expenses, we reached our target for the year as a whole, achieving a net income before taxes of € 1,301 m. The increase over 2004 was € 443 m or 52 %. In the fourth quarter we made a charge of € 143 m for special and one-off expenses, also to prepare the Group for future requirements in the course of integration into UniCredit Group. Prior to these measures, net income before taxes would have been € 1,444 m.



Target for net income before taxes of € 1.3 bn achieved despite special expenses

Trend in results from 2000 to 2005



€ m
1,200
1,000
800
600
400
200
0
494
500
552
483
572
309
602
442
944
609
1,142
964
2000 pro forma
2001
2002
2003
2004
2005
Operating profit
Consolidated net income

Overview of 2005



€ m
1,500
1,400
1,300
1,200
1,100
1,000
900
1,250
+130
+123
-70
-108
-25
1,301
Net income before taxes adjusted for one-off effects
Gain on sale of Investkredit shares
Gain on sale of shares/ exchange for Banca Tiriac shares
Additional provisioning charge
Provisions for restructuring costs
Special expense for UniCredit integration
Net income before taxes stated in the income statement

▶ Net income up by 60 %. 21 % increase in operating profit from revenue growth of 11 %, while cost/income ratio declines. CEE contributes about one-half to overall results.

▶ One-off income reinvested for UniCredit-related special expenses, provisions for restructuring costs and one-off adjustment of provisioning charge in Private Customers segment.

▶ Value-oriented growth: strong expansion in CEE and also in Austrian customer business. Profitability of Large Corporates and Real Estate as well as International Markets segments remains high. Restructuring of SMEs Austria segment starts with a view to improving profitability.

▶ Further growth of business volume and revenues expected for 2006. Integration into UniCredit brings undisputed market leadership position in CEE growth markets.

The capital gains realised in 2005 on the sale of shares in Investkredit, and on the exchange of shares in connection with the acquisition of Banca Comerciala "Ion Tiriac" in Romania, – a total of € 254 m – were already included in the interim financial statements for the first nine months of 2005. We used a large part of the gains for "reinvestment" in structural improvements in our business: € 90 m for restructuring the SMEs Austria business segment and € 18 m for the CEE and Corporate Center segments. Based on refined methodologies and more accurate risk management instruments, and partly also in line with market developments, we increased the provisioning charge by € 70 m, thereby also moving closer to the higher provisioning rates applied by UniCredit Group. A special charge of € 25 m for rebranding and other costs in connection with integration into UniCredit Group is mainly reflected in general administrative expenses. On balance, one-off effects in 2005 were € 51 m.

▶ The quality of results continued to improve in 2005, a development which we aim to put on a sustainable basis with the above-mentioned one-off expenses for structural improvements.

▶ **Sustained revenue growth.** Operating revenues (including other operating income and expenses) rose by 11 % or € 436 m to € 4,258 m. Within the total figure, net interest income and net fee and commission income improved in the year as a whole and steadily from quarter to quarter. While net interest income rose particularly strongly in CEE business, contributions to the increase of € 225 m or 18 % in net fee and commission income came from all business segments. This shows the rapid progress made in our two core markets by financing and investment instruments which are available in capital markets and thus help to reduce capital requirements.

▶ **Net trading result: a stable contributor to profits.** The results from trading activities for 2005 reached € 237 m, slightly surpassing the strong previous year's performance of € 233 m.

▶ **Value-based management: expansion in business segments with growth and profitability prospects.** Overall, average risk-weighted assets grew by 7 %; the increase in Central and Eastern Europe (CEE) was 26 % and in the Private Customers Austria segment 19 %. In 2005 we acquired and/or integrated further banks in Bulgaria, Romania, Serbia, and Bosnia and Herzegovina. The CEE segment accounted for 54 % of net income before taxes; adjusted for one-off effects, the CEE contribution reached 47 %.

▶ **Costs firmly under control.** In 2005, general administrative expenses increased at a significantly lower rate than business volume. The cost/income ratio declined by more than 3 percentage points to 61.6 %. Most of the cost increase (92 %) related to CEE and was due to exchange rate effects (from the translation of local income statements at average exchange rates) and the larger number of consolidated companies.

▶ **Progress in risk and credit portfolio management.** Expressed as a percentage of net interest income, the provisioning charge in the strongly expanding CEE business segment in 2005 by and large matched the figure for the previous year (12.0 % after 11.5 %). In 2005 we improved the methodology we use for credit risk identification in Austrian business with private customers and SMEs in line with Basel II rules. The higher provisioning rates for flat-rate specific provisions resulting from the new methodology are in line with the levels applied in UniCredit Group. We significantly reduced (by 6 %) credit risk in the Large Corporates and Real Estate segment through active management in the secondary market.

▶ **Very strong capital base:** within the UniCredit Group, BA-CA's geographic reach and the market position in various CEE countries will expand. With shareholders' equity (in accordance with IFRSs, including minority interests at year-end) of € 7.5 bn Bank Austria Creditanstalt is well equipped for continued strong growth. The Tier 1 capital ratio of 8.29 % is an indicator of this potential.

Income statement for 2005

The most **salient feature** of the 2005 income statement is the strong growth in operating revenues, which was significantly higher than the increase in the net charge for losses on loans and advances, and also exceeded the comparatively modest growth of costs. Revenue growth thus fed through to operating profit. The other items in the income statement mainly reflect one-off income (gains on sales) and the addition to provisions for restructuring costs, which largely offset each other for the year as a whole.

In 2005, the **group of consolidated companies** was enlarged mainly with the acquisition of Hebros Bank AD, Plovdiv, of Banca Comerciala "Ion Tiriac" S.A., Bucharest, and of Eksimbanka a.d., Belgrade (see note 3 to the consolidated financial statements). Also newly included in consolidation are our subsidiaries BPH Leasing S.A., Warsaw, and Hypo Stavebni Sporitelna, Prague, a Czech company. As a result of these changes and several disposals and further additions, operating revenues and general administrative expenses increased by only about 2 % each, and net income before taxes rose by about 1 %.

In 2005 we redefined the **business segments** (for methodological changes, see note 31; the comparative figures for the previous year have been adjusted to reflect the new definition). Austrian customer business previously comprised two business segments – Private Customers and Corporate Customers. From 2005, it has been divided into three segments: "Private Customers Austria" covers business with private individuals only. "SMEs Austria" encompasses small and medium-sized enterprises (SMEs) and includes business customers (previously in the Private Customers segment). "Large Corporates and Real Estate" comprises multinational corporates, financial institutions, and public sector and commercial real estate business. The other business segments – International Markets, CEE and Corporate Center – have remained unchanged. This means that segment reporting is now divided into six business segments. With this new definition we aim to enhance transparency – both externally and especially within the bank, in line with our value-based management approach. The business segments now reflect more homogeneous customer portfolios enabling the bank to provide targeted services as well as enhancing benefits for customers and reducing costs.

A number of changes in IFRSs became effective on 1 January 2005. Most of the changes were applicable retrospectively; therefore we have adjusted the previous year's figures to reflect the changes. The effects on the income statement relate mainly to the net charge for losses on loans and advances, the net trading result and net income from investments. These effects remained within narrow limits: the adjusted net income before taxes for 2004 was € 23 m higher than the published figure; at the level of net income, the previous year's figure was adjusted by € 7 m.

An analysis of the income statement requires **exchange rate effects** arising from the translation of amounts in CEE-based financial statements to be taken into account. The most pronounced appreciation was recorded in the currencies of Poland (+12.5 %), Romania (+11.0 %) and the Czech Republic (+7 %). The exchange rate effects had an impact on both income and expense items, and thus largely offset one another in the results. For this reason, they hardly impact the overall picture. If the CEE financial statements are translated at constant average exchange rates for 2004, the positive exchange rate effect – including hedging costs – is about € 22 m or approximately 2 % of net income before taxes.

Operating revenues rose by € 436 m or 11 % in 2005. More than three-quarters of this improvement came from our growth market of Central and Eastern Europe (CEE business segment). The Austrian business segments also achieved higher operating revenues, with the Private Customers Austria segment making the strongest contribution. Overall, operating revenues totalled € 4.3 bn, of which € 1.5 bn or 36 % was generated in CEE and over € 2.7 bn in Austrian customer business and International Markets.

Operating revenues*)

€ m	2005	Share	Change	
Bank Austria Creditanstalt	**4,258**	**100 %**	**436**	**11 %**
Austrian customer business	2,451	58 %	81	3 %
– Private Customers	1,210	28 %	66	6 %
– SMEs	614	14 %	16	3 %
– Large Corporates and Real Estate	627	15 %	0	0 %
Central and Eastern Europe (CEE)	1,524	36 %	334	28 %
International Markets (INM)	275	6 %	22	9 %
Corporate Center	7	0 %	–1	–7 %

*) including the balance of other operating income and expenses

Continued revenue growth



€ m
1,000
800
600
400
200
0
27
100
35
48
28
98
54
99
515
542
574
599
568
588
589
588
297
319
317
301
330
336
381
410
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2004
2005
Dividends
Net fee and commission income
Net interest income excl. dividends

The "sustainable" income components – net interest income and net fee and commission income – together rose steadily from quarter to quarter in 2005.

▶ **Net interest income** – the largest income component, totalling € 2,611 m – increased by € 170 m or 7 % in 2005. All of this growth was achieved in the CEE business segment (+ 31 %; adjusted for exchange rate changes: + 22 %), where interest-bearing business volume expanded strongly and at satisfactory margins. The strongest growth was recorded in Poland, followed by countries in South-East Europe (SEE), where volume growth and margins were the highest. This contrasted with the Austrian market, where pressure on interest rates persisted in 2005. In the Private Customers Austria business segment, the steady decline in margins was largely offset by a strong increase in new financing business (net interest income declined by only 1 %). Developments in the Large Corporates and Real Estate segment (net interest income down by 1 %) and in the SMEs Austria segment (net interest income down by 6 %) were characterised by excess liquidity in the business sector; as a result, the volume of low-margin short-term deposits rose while credit demand slackened. Income from securities and equity interests – including dividends from non-consolidated subsidiaries – was significantly higher in 2005 than a year earlier.

▶ The **net charge for losses on loans and advances** remained under control in 2005, despite the strong expansion of business. At the end of the year we applied a refined methodology and made a one-off adjustment to flat-rate specific provisions in low-volume lending business. The measures taken by BA-CA are also in line with UniCredit Group standards. On balance, this resulted in a charge of € 70 m in 2005. Overall, the net charge for losses on loans and advances rose by € 96 m or 24 % to € 495 m in 2005.

The provisioning charge in Central and Eastern Europe rose by 36 % to € 117 m (adjusted for exchange rate effects, the increase was 26 %). By and large, the net charge for losses on loans and advances expressed as a percentage of net interest income remained stable (risk/earnings ratio 12.0 % after 11.5 %) and significantly below the level of 18.9 % for the bank as a whole. The provisioning charge was 55 basis points (after 51 basis points in 2004) of risk-weighted assets (banking book). In Croatia, the Czech Republic, Slovakia and Poland, the net charge for losses on loans and advances was significantly lower than planned at the beginning of the year. The figures for Bulgaria and Romania reflect the acquisitions of Hebros Bank and Banca Tiriac.

Net charge for losses on loans and advances by segment

€ m	2005	Share	Change	
Bank Austria Creditanstalt	**495**	**100 %**	**+ 96**	**24 %**
Austrian customer business	390	79 %	+ 81	26 %
– Private Customers	234	47 %	+ 160	>100 %
– SMEs	121	25 %	– 80	– 40 %
– Large Corporates and Real Estate	35	7 %	0	1 %
Central and Eastern Europe (CEE)	117	24 %	+ 31	36 %
International Markets (INM)	– 10	– 2 %	– 10	n.m.
Corporate Center	– 2	0 %	– 5	– >100 %

By adjusting the provisioning charge in Austria, we took account of market changes; moreover, progress in risk management methodologies ahead of the introduction of Basel II enables us to make a more accurate statistical assessment of risk in the individual case and to differentiate more clearly when assigning risks according to our new segmentation. Austrian insolvency statistics for 2005 confirmed new trends: the number of insolvencies increased by 14 % while insolvency liabilities declined slightly. Insolvency liabilities per insolvency fell by as much as 13 %. The situation among medium-sized and large companies improved, whereas the number of insolvencies of private individuals and small businesses rose strongly. This trend is reflected in the larger number of private individuals filing a bankruptcy petition (+ 16 %) and in the recent boom in newly established small businesses providing services for companies.

Based on improved tools which differ only little from the methodologies used for large exposures, we responded to the above trends:

(1) Through an adjustment to Basel II methodologies we raised the flat rates for specific provisions made against small loans. The market situation also enabled us to reduce the provisioning rate in the SMEs segment. Thus the provisioning charge in the Private Customers segment was increased by € 73 m in an initial step, and offset in the SMEs segment.

(2) We increased the provisioning charge for loans put on a non-accrual basis in the Private Customers segment by € 30 m. This additional requirement was offset by the roughly equal amount of a reduction of the provisioning charge for losses incurred but not reported; this reduction became possible as the new retail scoring system enables us to identify possible losses at a much earlier stage.

(3) In response to recent risk trends in retail banking, we increased the flat-rate specific provisions against small loans in the Private Customers segment in line with UniCredit Group's provisioning policy. This resulted in a one-off increase of € 70 m in the net charge for losses on loans and advances.

Insolvencies: number and insolvency liabilities


€ '000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1,000
900
800
700
600
500
400
300
200
100
0
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05
Total number of insolvencies
Average insolvency liabilities
(liabilities per insolvency, right scale)

Insolvencies of small businesses and private individuals on the increase
Structure of insolvency liabilities
(out-of-court settlements, bankruptcies)


Insolvencies of private individuals
Large insolvencies over € 7 m
2001
2005
Business insolvencies up to € 7 m

The above-mentioned one-off effects determined the trend in the net charge for losses on loans and advances in 2005. Therefore, an estimate of the provisioning charge to be expected for 2006 should be based on the situation prevailing in the BA-CA Group before the most recent measures were taken. Apart from the one-off increase and the structural adjustment between loans to SMEs and private customers, the new retail scoring system and the streamlining of processes and lending guidelines in private customer business over the past years have steadily improved the quality of risk management in retail banking.

Net charge for losses on loans and advances: long-term trend

	2005	2004	2003	2002	2001
Charge in € m	495	398	467	537	703
Risk/earnings ratio	18.9	16.3	21.5	23.3	26.3
Provisioning charge/RWA	0.68	0.59	0.70	0.77	0.93

Net interest income after losses on loans and advances increased by 4 % to € 2,117 m in 2005, or by 7 % excluding the one-off increase in the provisioning charge for the Private Customers segment.

Net fee and commission income rose strongly, by € 225 m or 18 %, with the Austrian business segments (including INM) and CEE each accounting for about half of the increase. The main contributor to this growth was securities business, which improved across the board, especially in the Austrian Private Customers segment (+ 13 %). Our specialised asset management subsidiaries AMG and Capital Invest, and our private banking units BankPrivat and Schoellerbank very successfully offered structured investment products and discretionary investment management services. Custody business also improved. In the SMEs segment (+ 8 %), growth was mainly driven by liquidity and interest rate/exchange rate risk management via derivatives. The targeted use of financial market instruments with no impact on the balance sheet is a suitable way to put business with SMEs on a healthy basis. In the Large Corporates and Real Estate segment, net fee and commission income rose by 11 %, supported by trade finance and cash management activities, derivatives, advisory services and new issue business with corporate customers, and by the real estate funds of BA-CA Real Invest which are managed within this business segment.

Net fee and commission income generated in CEE increased by 27 % (or 18 %, adjusted for exchange rate effects). The strongest growth in absolute terms was seen in Poland, Romania and Bulgaria; the new EU member states in CEE also reported large increases. An analysis of the components of net fee and commission income – transaction-related services (payments, cash management, foreign trade financing), advisory services and securities business – shows varying trends in the individual countries. Overall, net fee and commission income accounts for 34 % of total operating revenues in CEE, the same proportion as in Austria and is a sign that the modernisation process in the market is making rapid progress.

▶ **Net trading result:** 2005 saw comparatively low volatility in international financial markets, even though there were phases of temporary strains and uncertainty in interest-rate and currency markets in the spring and autumn (in the wake of the hurricanes and the oil price high). Yield curves in major currencies flattened and convergence of major CEE markets to the euro continued. As investors were looking for returns significantly exceeding those on government bonds, this benefited the high-yield segments (corporate bonds and emerging markets investments), which developed favourably except for an interruption in spring. Equity markets, especially in Austria and CEE, also performed very well.

Net trading result

€ m	2005	2004	2003	2002	2001
	237	233	220	231	261

In this environment, BA-CA demonstrated its expertise and achieved a net trading result of € 237 m, exceeding the high figure of the previous year by 2 %. The contribution from BA-CA Cayman, which is part of the Corporate Center segment, was positive, though slightly lower than in the previous year. Quite generally, 2005 was characterised by a below-average performance of the hedge fund industry, especially convertible arbitrage strategies.

▶ **General administrative expenses** rose by € 143 m or 6 % to € 2,622 m in 2005. Costs again rose at a slower pace than revenues, reflecting a further improvement in productivity. Almost all of the increase in general administrative expenses was recorded in the CEE business segment (up by € 132 m or 19 %). In this segment, exchange rate effects amounted to € 55 m and changes in the group of consolidated companies accounted for € 41 m. Adjusted for exchange rate effects and additions to and disposals of consolidated companies, general administrative expenses in the CEE segment increased by € 35 m or 5 %. Total costs in the other business segments rose by only 1 %; in the three Austrian customer business segments, general administrative expenses remained unchanged. The 2005 income statement reflects a special expense of € 23 m related to the integration into UniCredit Group.

General administrative expenses

€ m	2005	2004	Change	
Bank Austria Creditanstalt	**2,622**	**2,479**	**+143**	**6 %**
Cost/income ratio	61.6 %	64.9 %		
Central and Eastern Europe (CEE)	824	692	+132	19 %
Cost/income ratio	54.0 %	58.1 %		
Other business segments	1,798	1,787	+11	0.6 %
Cost/income ratio	65.0 %	66.7 %		

Staff costs – the largest cost component, representing 57 % of the total figure for general administrative expenses – increased by 5 % in 2005. The average number of employees (full-time equivalent) in the Group was 647 higher than in 2004 (+2.2 %), which corresponds to the net effect of the reduction of 920 (–7.5 %) in Austria and the increase of 1,567 in CEE. Non-staff expenses, including IT expenses and IT development costs, rose by 9 %. Depreciation and amortisation remained stable (+1 %).

In 2005, the cost/income ratio improved from 64.9 % to 61.6 % (the figure for 2003 was just under 70 %). The cost/income ratio in CEE was reduced by over 4 percentage points to 54.0 %; in Austria it declined slightly, by 1.5 percentage points to 64.3 %. The efficiency-enhancing measures initiated in 2005 suggest that the cost/income ratio will further improve in Austria, too.

▶ The **net result from investments**, amounting to € 282 m in 2005 (2004: a net loss of € 8 m), mainly reflected one-off

Results for 2005
Effect on results in € m (bars)
and change in %

Net interest income +7 %
Net charge for losses on loans and advances +24 % +6 %
Net fee and commission income +18 %
Net trading result +2 %
Operating revenues[1] +10 % +12 %
General administrative expenses +6 % +5 %
Operating profit +21 % +31 %
Net result from investments +290 € m +36 € m
Amortisation of goodwill[2] +71 € m
Allocation to provisions for restructuring costs –108 € m
Net income before taxes +52 % +46 %
Consolidated net income +58 % +50 %

–150 –100 –50 0 50 100 150 200 250 300 350 400 450 500
Decrease ◄ ► Increase

■ Change on previous year as stated in the income statement
□ Change on previous year adjusted for one-off effects

1) including the balance of other operating income and expenses, after the net charge for losses on loans and advances
2) from 2005, regular tests for impairment instead of amortisation of goodwill

proceeds from sales. The sale of shares in Investkredit Bank AG resulted in a gain of € 130 m. By selling our equity interest in this bank, which specialises in business with medium-sized companies, we have contributed to creating a clear-cut competitive environment in this market segment.

On 1 September 2005, we acquired a majority interest in Banca Comerciala "Ion Tiriac" S.A., Bucharest, a bank in Romania which will be merged with HVB Bank Romania S.A., Bucharest. As a result, our market share has risen to about 10 %. The acquisition was effected mainly by way of an exchange for shares in our banking subsidiary HVB Bank Romania; in this connection we realised a capital gain of € 123.5 m.

Results, profitability and growth

In 2005 Bank Austria Creditanstalt achieved an **operating profit** of € 1,142 m, based on operating revenues (including the balance of other operating income and expenses) of € 3,763 m after the net charge for losses on loans and advances, and general administrative expenses of € 2,622 m. Operating profit was 21 % up on the figure for 2004. The improvement of € 197 m resulted from the € 340 m increase in revenues and higher costs of € 143 m. Without the one-off effects (€ 70 m increase in the provisioning charge, UniCredit-related special expenses of € 25 m), operating profit would have improved by 31 %.

Results

€ m	2005	Change		adjusted*)
Operating profit	1,142	+197	21 %	31 %
Net income before taxes	1,301	+443	52 %	46 %
Consolidated net income	964	+355	58 %	50 %

*) excluding one-off/special effects (gains on sales, one-off adjustment of provisioning charge, allocation to provisions for restructuring costs, special expenses related to integration into UniCredit Group)

The net income before taxes in particular reflects one-off effects with both a positive and negative impact on results: high net income from investments (€ 282 m) was partly offset by allocations of € 108 m to the provisions for restructuring costs. These amounts were set aside in large part for the restructuring of the SMEs Austria business segment (€ 90 m) and, to a lesser extent, for restructuring measures in CEE and at subsidiary companies providing support services, which are assigned to the Corporate Center. As from 2005, goodwill is not amortised (without retroactive effect in accordance with IFRS 3) but tested for impairment on a regular basis. The balance of other income and expenses was negative at – € 11 m after – € 2 m.

Based on the operating profit and the items mentioned above, **net income before taxes** came to € 1,301 m, which is 52 % above the figure for the previous year. Over the past two years, net income before taxes has steadily increased from quarter to quarter. For the first three quarters of 2005, net income before taxes amounted to € 1,111 m, which included the gains on the sale of Investkredit shares and the gains realised as part of the acquisition of a majority interest in Banca Tiriac (a combined total of € 254 m), and a substantial portion (€ 60 m) of the provision for restructuring costs in the SMEs Austria business segment. In the fourth quarter of 2005 we took extensive measures with a view to preparing the Group for requirements expected in connection with integration into UniCredit Group. The income statement reflects special expenses, provisions for restructuring costs and adjustments to carrying amounts of loans which totalled € 143 m. These measures reduced net income before taxes from € 1,444 m to € 1,301 m, the figure shown in the income statement.

After taxes on income (€ 226 m), which were 20 % higher than in the previous year, and after deduction of minority interests (€ 111 m, primarily relating to the free float of shares in Bank BPH), the financial year closed with a **consolidated net income** of € 964 m. This represents a 58 % increase over the previous year (52 % without special/one-off effects). Based on this figure, earnings per share amounted to € 6.56 after € 4.14 in 2004 (€ 6.22 after adjustments).

Profitability indicators

	2005 adjusted	2005	2004	2003	2002
Earnings per share in €	6.22	6.56	4.14	3.40	2.71
ROE before taxes, in %[1]	17.2	17.9	13.3	12.8	10.6
ROE after taxes, in %[2]	13.5	14.3	10.1	8.7	6.5
ROE after taxes, standardised, in %[3]	17.3	18.3	12.4	9.5	6.4

1) return on equity: net income before taxes in per cent of average shareholders' equity / 2) consolidated net income in per cent of average shareholders' equity without minority interests / 3) consolidated net income divided by the regulatory capital required for business operations

The **return on equity** (ROE) before taxes (based on average equity for 2005) improved from 13.3 % to 17.9 % in 2005. The ROE after taxes without minority interests rose from 10.1 % to 14.3 %; without special/one-off effects it increased to 13.5 %. Return on equity has consequently doubled since 2002.


ROE after taxes rises to 14.3 %, double the 2002 figure

Growth and allocation of capital: Bank Austria Creditanstalt is pursuing a growth strategy. In line with the basic principle of value-based management, the objective is to increase profitability in all business segments over and beyond the cost of capital, while at the same time expanding those business areas with potential for sustainable value creation, primarily CEE and private customer business. Priority will continue to be given to growth in business areas which generate higher revenue without significant increases in business volume and allocation of capital, such as International Markets, asset management and business with large corporates.

In 2005, the bank's **risk-weighted assets** increased by an average 7 % or € 5.1 bn to € 75.4 bn. While this growth was driven by the CEE business segment (up by 26 %), business volume also expanded in line with the bank's strategy in the Private Customers Austria segment (up by 19 %). In its business with companies, both large-volume and in the mid-market segment, the bank's efforts were, and still are, focused on reducing the loan portfolio – independently of customer lending activities – through secondary market placements and by passing risks on through appropriate derivatives. In 2005 the bank in this way reduced its risk-weighted assets in the Large Corporates and Real Estate business segment by € 1.9 bn or 9 %, of which about € 700 m was passed on to Active Credit Portfolio Management (which however belongs to the same business segment, so that the net reduction is € 1.2 bn or 6 %). A further example of this strategy is the securitisation transaction with which BA-CA Leasing securitised contracts totalling € 425 m relating to its Austrian leasing business in equipment and vehicles, and sold them on the capital market. In the International Markets segment, the bank has reduced on-balance sheet business to the required minimum over the past years and conducted trading activities mainly via derivatives. Fee-based business is growing strongly in both this segment and in business with SMEs.

Volume expansion in the CEE and Private Customers Austria segments
Change in average risk-weighted assets in % on previous year


in %
25
20
15
10
5
0
–5
–10
–15
–20
–25
–30
25.7 %
18.8 %
BA-CA total +7.2%
– 0.8 %
– 24.6 %
Central and Eastern Europe
Private Customers Austria
Other Austrian business segments
Corporate Center

Proposal for the appropriation of profits

The profit available for distribution is determined on the basis of the separate financial statements of Bank Austria Creditanstalt AG, the Group's parent company. For the financial year beginning on 1 January 2005 and ending on 31 December 2005, Bank Austria Creditanstalt AG achieved net income of € 479.9 m. Of this amount, € 115.7 m was allocated to reserves. Profit brought forward from the previous year amounted to € 4.1 m. Thus the profit available for distribution was € 368.3 m. It is proposed that, subject to approval at the Annual General Meeting, a dividend of € 2.50 per share entitled to a dividend be paid on the share capital of € 1,068,920,749.80. On the basis of 147,031,740 shares, the dividend payout is € 367.6 m. It is also proposed that the remaining amount of € 0.7 m be carried forward to new account.

Calculated on the basis of Group profits, the payout ratio rises from 36.7 % to 38.1 %.

Development of BA-CA business segments

Private Customers Austria

€ m	2005	2004	Change		adjusted[1]
Operating revenues [2]	1,210	1,145	66	6 %	6 %
... after net charge for losses on loans and advances	976	1,070	– 94	– 9 %	4 %
General administrative expenses	– 888	– 908	19	– 2 %	– 2 %
Operating profit	88	163	– 75	– 46 %	40 %
Net income before taxes	94	163	– 69	– 42 %	39 %
Net income	73	119	– 46	– 39 %	46 %
Net income – share of Group total	7 %	18 %			16 %
Equity – share of Group total	13 %	12 %			13 %
ROE before taxes	10.1 %	20.8 %			24.4 %
ROE after taxes [3]	7.9 %	15.2 %			18.7 %

1) adjusted for one-off/special effects / 2) operating revenues including the balance of other operating income and expenses / 3) net income / allocated equity (annual average)
The footnotes apply to all tables in this section of the Annual Report.

In line with the new segmentation of Austrian customer business introduced in 2005, the bank's Private Customers Austria segment focused on providing services to private individuals, transferring business customers to the SMEs Austria segment.

2005 was again a successful year for Austrian private customer business, one of the segments in which we aim to achieve further growth. Although the operating environment – general economic trends, interest rate movements and competitive conditions – was even more difficult than in the previous year, operating revenues increased by 6 % to € 1,210 m.

Risk-weighted assets increased by 19 %. Despite this expansion, general administrative expenses were 2 % lower than in 2004, thanks to our successful sales initiative and enhanced efficiency in the sales sector.

Nevertheless, net income before taxes for 2005 was 42 %, and net income 39 %, lower than in the previous year. The reason why improvements in operating performance were not reflected in results is the one-off increase, mentioned before, in the provisioning rates for flat-rate specific provisions on the basis of more refined methods applied to identifying risk. The provisioning rates applied to small loans were raised, resulting in a one-off charge of € 138 m in the income statement of the Private Customers Austria segment. The charge reflected in the segment result was higher than the additional charge for the bank as a whole (+ € 70 m) because the provisioning charge in the SMEs segment was reduced. If these one-off effects are excluded from the calculation, net income before taxes exceeded the previous year's figure by 39 %. And the adjusted figure for net income was 46 % higher than a year earlier.

Within operating revenues, net interest income matched the previous year's figure and net fee and commission income rose strongly. **Net interest income** for 2005 was € 670 m, over 1 % lower than in the previous year. As the squeeze on margins became stronger in 2005, this result may be seen as satisfactory. Higher revenues from lending business more than offset the decline in margins on the liabilities side. A major sales initiative in the lending business helped to more than compensate for the negative effect of narrower margins, although lending rates deteriorated significantly from quarter to quarter. The financing volume of BA-CA AG increased by 15 %, especially in the areas of housing loans and various types of consumer loans. On the deposits side, the volume of savings deposits, a large component, was almost maintained while margins deteriorated dramatically. This development was not offset by positive trends in volumes of and margins on sight deposits.

Net fee and commission income rose by 13 % in 2005 and accounted for 44 % of operating revenues. Apart from good results from card business and other services, contributions to this increase came especially from securities business, both sales and related services, and from our subsidiaries specialising in asset management, including Capital Invest, AMG, Schoellerbank and BANKPRIVAT. After several weak years for stock markets, investors again showed a stronger preference for securities and a higher risk appetite. Custodian business also improved. Our range of pre-standardised investment products was geared to investors' willingness to take risks, and the products were well placed through intensified contacts with customers. Net inflows of funds at AMG and Capital Invest rose by over 60 % to € 2.9 bn. The bank was particularly successful with guarantee-linked products, bonds, mutual funds and index products with a capital guarantee, sales of which tripled. Most recently, R.I.CH. – a guarantee fund containing investments in Russia, India and China – ideally met the current expectations of investors, who still displayed a limited appetite for risk. Assets under management in the BA-CA Group at the end of 2005 totalled € 33.5 bn, up by 22 % over the year-end 2004 figure. Of this total, our local investment management companies in CEE countries had assets of € 2.3 bn under management, an increase of over 80 %.

Net inflows at BA-CA investment management companies
Purchases less sales less redemptions;
mutual funds and capital-guaranteed products



€ m
3,000
2,500
2,000
1,500
1,000
500
0
> 60 %
> 200 %
2002
2003
2004
2005
Net inflows in the year
of which: guarantee funds and guarantee bonds

On the basis of revenue growth and a slight decline in general administrative expenses, the cost/income ratio fell from 79.3 % to 73.4 %. Operating profit amounted to € 88 m – or € 227 m, adjusted for the one-off effects reflected in the segment result – after € 163 m in 2004. Net income from investments reached € 14 m (compared with € 4 m in the previous year), including € 9 m from the sale of Investkredit shares held by Schoellerbank, a fully consolidated company; € 3 m was allocated to the provision for restructuring costs. Net income came to € 73 m. The adjusted figure of € 183 m for net income gives an ROE after taxes of 18.7 % compared with 15.2 % in the previous year. In terms of operating performance, Private Customers Austria is among the business segments with above-average profitability and good prospects, and thus remains one of the main targets for capital allocation.

In 2005 our multi-year **Fit for Sales** programme again focused on enhancing operating efficiency. We refined the customer segmentation and introduced a customer service approach enabling the bank to address specific needs of customers and use a differentiated mix of sales channels. Sales efficiency made further progress with the use of modern IT tools in customer service and campaign management. In our "Sales Academy" we launched a training initiative for active selling and established sales as a career path in its own right. The new internal service regulations introduced in April 2005 make it easier for the bank to apply more flexible work models and place more emphasis on performance-related pay components.

Front-office activities were separated from back-office procedures by bundling and spinning off settlement and administrative functions. Transparent service-level agreements and processes as well as enhanced professionalism and motivation of back-office employees helped to increase productivity within a short time. In November 2004, we had spun off settlement functions and payment processing into two separate companies, BA-CA Administration Services GmbH and Dataline Zahlungsverkehrsabwicklungs GmbH. In October 2005, we merged the two subsidiaries to form the largest provider of financial settlement services in Austria. Also integrated in this company was DATA AUSTRIA Datenverarbeitungs GmbH, which is responsible for electronic banking in BA-CA. The new **BA-CA Administration Services**, a wholly-owned subsidiary of Bank Austria Creditanstalt AG with 1,800 employees, takes care of some 1.4 million private and business accounts and about 700,000 personal and business loans while also processing almost 300 million domestic and international payment transactions per year. BA-CA Administration Services also intends to offer its services to other companies in the future.

SMEs Austria

[illegible]	2005	2004	Change		adjusted
Operating revenues	614	599	16	3 %	3 %
... after net charge for losses on loans and advances	494	398	96	24 %	7 %
General administrative expenses	–403	–385	–17	5 %	4 %
Operating profit	91	13	78	604 %	99 %
Net income before taxes	1	13	–12	–91 %	111 %
Net income	1	9	–8	–91 %	133 %
Net income – share of Group total	0 %	1 %			2 %
Equity – share of Group total	13 %	14 %			13 %
ROE before taxes	0.1 %	1.4 %			2.8 %
ROE after taxes	0.1 %	1.0 %			2.1 %

This newly formed business segment comprises small and medium-sized businesses (SMEs). Corporate customers are included in the Large Corporates and Real Estate segment. In Austria, SMEs are the market segment in which competition is strongest. Also within BA-CA, profitability in this segment is below average, though improving, and far from generating the cost of capital. We have therefore defined this business segment under our value-based management approach to create transparency and form homogeneous customer portfolios enabling the bank to provide targeted services. We have started a work programme (see below) covering the sales sector, processes and risk management with a view to making the SMEs business segment profitable in the medium term while further enhancing customer benefits and customer satisfaction.

Operating revenues (including the balance of other operating income and expenses) rose by 3 % to € 614 m in 2005. Net interest income declined and net fee and commission income rose in this business segment, too. Net interest income fell by 6 % to € 369 m, mainly as a result of a weak trend in business volume, especially in investment loans, and because of narrower margins, in particular on working capital credits. Economic slackness and ample liquidity – resulting in weak credit demand – in the business sector combined in 2005 to further intensify competition on terms and conditions in this market segment, where all possibilities have already been exhausted. On the deposits side, the volume of short-term deposits (sight deposits in particular) from customers increased and margins improved.

Net fee and commission income rose by 8 % to € 237 m. Part of the increase came from commercial services as the use of derivative products by business customers rose strongly. Particularly gratifying was the rising profit contribution generated by electronic banking services via our BusinessNet system; restructuring measures will focus on this sales channel for the settlement of cost-intensive day-to-day business. On the other hand, securities business generated significantly higher fee and commission income than in the previous year, both on investments and in custodian business as well as through capital increases and initial public offerings in the primary market.

In 2005, the **net charge for losses on loans and advances** was € 121 m, down by € 80 m from the previous year. Refined methods for early risk identification introduced as part of the preparations for Basel II, and the absence of major insolvencies, enabled us to make a one-off adjustment reducing the provisioning charge, which was therefore lower than in 2004. Even if this favourable one-off effect is taken into account in the calculation, the provisioning charge still absorbed 32.6 % of net interest income, compared with 50.8 % in the previous year. As a result of the adjustment to the provisioning charge, **operating revenues after the net charge for losses on loans and advances** (€ 494 m) were 24 % higher than in 2004. **General administrative expenses** increased by 5 % to € 403 m. The cost/income ratio was 65.6 %, a relatively high level for a business segment covering companies.

Operating profit for 2005 was € 91 m, up from € 13 m for the previous year. The increase was due to the one-off adjustment of the provisioning charge. **Net income before taxes** and **net income** reached € 1 m, reflecting the allocation of € 90 m to the provision for restructuring costs. Adjusted for special/one-off effects, the ROE would be 2.8 % before taxes and 2.1 % after taxes, clearly below the cost of capital.

The ongoing **SME Plus project** aims at making the SMEs Austria business segment profitable on a sustainable basis. In 2006 we will implement numerous partial projects in this context:

▷ Initial efforts will focus on optimising results from business with those customers that are currently not making a satisfactory contribution to the bank's value creation. This will be done by charging prices which cover costs and through risk-adjusted margins on loans. Our objective is to expand business relations on a profitable basis. With the "FinanzCheck" which we offer to small and medium-sized businesses free of charge, we can analyse the volume of business in the mutual interest. In particular, we want to increase our "share of wallet" through intensive cross selling. Given the fact that business has so far concentrated on lending, we will step up efforts to provide services, risk management products and investment/pension-planning products. A computer-based system will enable account managers to quickly identify business potential in each case. This will also involve a restructuring of daily activities, with the objective of further relieving account managers of administrative work and focusing on services for defined customer groups.

▷ It is important to use low-cost settlement and processing procedures that are suitable for both customers and the bank in order to intensify the bank's customer relationships and enhance service quality. The degree of automation will be increased through online sales channels, including the expansion of BusinessNet, mainly for day-to-day business. We will introduce appropriate incentives in this respect.

▷ Last but not least, internal processes such as the lending process will be redesigned. As part of end-to-end process re-engineering, and using a target-costing approach, we will closely adjust procedures to business structures on an automated and user-friendly basis.

Our ROE target for the SMEs Austria segment for 2006 is 7.5 %.

Large Corporates and Real Estate*)

€ m	2005	2004	Change		adjusted
Operating revenues	627	627	0	0 %	0 %
... after net charge for losses on loans and advances	591	592	−1	0 %	0 %
General administrative expenses	−292	−291	−1	0 %	−2 %
Operating profit	300	301	−2	−1 %	2 %
Net income before taxes	430	261	168	64 %	23 %
Net income	315	196	119	60 %	27 %
Net income – share of Group total	29 %	29 %			24 %
Equity – share of Group total	20 %	23 %			20 %
ROE before taxes	30.1 %	17.3 %			22.5 %
ROE after taxes	22.1 %	13.0 %			17.5 %

*) including ACPM (Active Credit Portfolio Management)

The Large Corporates and Real Estate business segment comprises multinational companies, public sector customers and financial institutions. The segment also serves as the BA-CA Group's centre of competence for international corporate business, ranging from trade finance and cash management to special-financing transactions such as leasing and commercial real estate financing, to corporate finance and M&A.

In 2005, the environment for these operations was characterised by excess liquidity in the business sector after a period of balance sheet restructuring. On the other hand, lively acquisition activities and international expansion strategies of corporates were favourable factors enabling us to demonstrate our CEE competence. For all of these reasons, the trend away

Capital allocation and contribution of business segments to net income


in %
60
30
30
30
20
10
0
−10
13
7
17
13
0
2
20
29
24
3
12
13
29
55
47
22
−3
−3
Private Customers Austria
SMEs Austria
Large Corporates and Real Estate
International Markets
Central and Eastern Europe
Corporate Center
Share of average equity allocated
Contribution to net income of BA-CA
Contribution to net income of BA-CA, adjusted for special/one-off effects

from classic on-balance sheet products towards high value-added financial market instruments and advisory services continued. We also encouraged this modernisation process in our own interest. Moreover, we reviewed our loan portfolio and reduced risk-weighted assets on a selective basis through placements in the secondary market, i.e. with no impact on customer relationships. The effect is reflected in business volume. For example, for the first time, BA-CA Leasing sold contracts totalling € 425 m from its Austrian motor-vehicles and equipment leasing business by way of an asset-backed securitisation transaction. Overall, risk-weighted assets (RWA) in this business segment, including Active Credit Portfolio Management, declined by 5.7 % or € 1.2 bn; the reduction of RWA at BA-CA AG amounted to 13 % or € 2.1 bn.

The **income statement** of the Large Corporates and Real Estate business segment shows only minor changes in operating components compared with the previous year. However, the figures reflect a strong performance of individual business areas, mainly those generating high commission and fee income. At € 627 m, **operating revenues** in 2005 matched the previous year's level. **Net interest income** (€ 483 m) was slightly lower than in 2004 (– 1 %). Investment loans, accounting for 57 % of lending volume, increased mainly in the commercial real estate sector, while demand for working capital credits was weak. On the assets side, margins declined slightly, with stronger pressure being seen in the areas of export finance and public sector finance. On the liabilities side, time deposits rose strongly, reflecting high levels of liquidity in the business sector; sight deposits showed a weaker trend. The **provisioning charge** in the Large Corporates and Real Estate segment remained unchanged at € 35 m, absorbing 7.3 % of net interest income.

Strong growth was achieved in **net fee and commission income**, which reached € 132 m. Contributions to the 11 % increase came especially from financial derivatives, which many companies use for risk management purposes. BA-CA Leasing also further improved its net fee and commission income. Income from securities business exceeded the previous year's level by almost 20 %. BA-CA Real Invest, the market leader among open-ended real estate funds, a relatively new market in Austria, placed a total of € 466 m and recorded significantly higher commission income.

General administrative expenses remained constant at € 292 m; adjusted for UniCredit-related special expenses, the figure was 2 % lower than in the previous year. The cost/income ratio for the business segment was 46.5 % (after 46.4 %). Operating profit (€ 300 m) almost matched the previous year's level. Gains on the sale of Investkredit shares (€ 120 m) were the main factor boosting net income before taxes by 64 % to € 430 m. **Net income** (€ 315 m) for 2005 was 60 % higher than in 2004; adjusted for one-off effects, the increase was 15 %. Equity allocated to the Large Corporates and Real Estate segment was 20 % of the total figure for the bank, and the segment accounted for 29 % of the bank's profits. The (adjusted) ROE after taxes was 17.5 % (2004: 13.0 %).

The product lines in business with international corporates benefited strongly as integration between Austria and CEE countries continued to make progress in 2005. The bank further expanded its leading market position. In the meantime, all CEE banking subsidiaries have set up local **Trade Finance** units. In 2005, CEE-based exporters increasingly opened up international markets including Russia and Ukraine. The **Export and Investment Promotion Finance** department achieved further increases in business volume and market share (both in OeKB and ERP financing).

In the area of **real estate financing**, BA-CA holds leading positions in Austria and CEE. The volume of loan commitments to international customers in CEE more than doubled compared with the previous year, and income almost tripled. The real estate financing portfolio in Austria totalled € 8.8 bn, compared with € 3.7 bn in CEE. New business of the BA-CA Leasing Group totalled € 2.4 bn, of which more than two-thirds came from CEE countries.

In the area of arrangement mandates for **syndicated loans** in CEE (incl. Russia and CIS), BA-CA/UniCredit Group ranked sixth by volume and first by number of mandated transactions; these rankings reflect an improvement of 190 % over the previous year. In business with **Public Sector** customers, BA-CA lead-managed the first bond issue of Wien Holding GmbH and carried out very successful placements for major money-market investment funds. "FinanzCheck" was launched as an advisory product for municipalities. Public sector customers increasingly use the public private partnership expertise which we have gained in and outside Austria as an alternative to standard solutions.

CA IB achieved its best result ever in 2005, with transaction volume exceeding € 10 bn. In its Austrian equity capital markets business, CA IB executed a sizable number of transactions. In Corporate Finance Advisory, CA IB worked on over 100 projects in 15 countries, including the € 4 bn acquisition of Ukraine's largest steel producer Krivorizhstal by Mittal Steel.

Central and Eastern Europe (CEE)

€ m	2005	2004	Change		adjusted
Operating revenues	1,524	1,190	334	28 %	28 %
… after net charge for losses on loans and advances	1,407	1,104	303	27 %	28 %
General administrative expenses	–824	–692	–132	19 %	17 %
Operating profit	584	413	171	41 %	45 %
Net income before taxes	704	366	339	93 %	65 %
Net income	588	282	306	108 %	70 %
Net income – share of Group total	55 %	42 %			47 %
Equity – share of Group total	29 %	26 %			29 %
ROE before taxes	33.4 %	21.7 %			28.6 %
ROE after taxes	27.9 %	16.7 %			22.8 %

In 2005, as in the previous year, the Central and Eastern Europe (CEE) business segment expanded strongly. Bank Austria Creditanstalt's early commitment to the region in the 1990s, the smooth integration of CEE subsidiaries of HVB in 2001 and 2002 as well as successful restructuring in several large countries created an excellent starting position in 2003. The forward strategy pursued by our CEE banking subsidiaries helped them take advantage of the favourable environment in 2004 and 2005 through targeted acquisitions and strong organic growth.

- Risk-weighted assets increased by 26 % in 2005 and were 50 % higher than in 2003. Most of this increase resulted from organic growth, with targeted acquisitions in South-East Europe laying the foundations for further organic growth in this region.

- Operating revenues rose strongly (by 27 % in 2005, after the provisioning charge). Costs increased by 19 % in 2005, mainly reflecting new acquisitions. Thus operating profit improved by 41 % to € 584 m, more than three times the figure for 2003.

- Net income (before deduction of minority interests) more than doubled to € 588 m in 2005 and accounted for 55 % of the total figure for the bank as a whole. A gain of € 123.5 m was realised as part of the acquisition of a majority interest in Banca Tiriac mostly by way of an exchange of shares; the allocation to provisions for restructuring costs amounted to € 7 m. If these two factors are excluded from the calculation, net income rose by 70 % to € 480 m, representing 47 % of the figure for the bank as a whole. Adjusted for the one-off effect, the ROE reached 28.6 % before taxes and 22.8 % after taxes.

- The CEE business segment was BA-CA's main value driver: beyond the cost of capital, added value on equity (AVE) was € 285 m, out of € 390 m for the entire bank. Growth and productivity enhancement were decisive factors in this performance.

In the **income statement of the CEE business segment**, net income before taxes was € 704 m, up by 93 % on the previous year, with the combined results of the banking subsidiaries accounting for € 650 m. Most of the difference between the combined results of subsidiaries and the segment result is attributable to gains on the sale of shares (as part of the acquisition of Banca Tiriac) and offsetting hedging costs as well as the adjustment resulting from equity standardisation at business segment level.

Combined net income before taxes of CEE banking subsidiaries

€ m	2005	Change … in € m	in %	exchange rate-adjusted
Subsidiaries	**650**	**163**	**34 %**	**24 %**
– Poland	321	105	48 %	32 %
– CZ, SK, H, SLO	209	18	9 %	5 %
– SEE	120	41	52 %	45 %

As in 2004, all three regions in CEE and each country made contributions to the favourable development of the CEE business segment. While exchange rate effects were a significant factor especially in the translation of the income statement of the Polish subsidiary, they had no major impact on the overall picture (see table). The growth rate for the CEE banks without Poland is a single-digit figure; this is explained by the fact that very good results were already achieved in 2004 – the year in which several CEE countries joined the European Union – especially in Hungary, and this set a high standard against which to measure further improvement.

Within the **income components** of the CEE business segment, **net interest income** was just under € 1 bn (€ 977 m), up by 31 % on the previous year; adjusted for exchange rate effects (primarily in Poland), the increase was still almost 20 %. This growth was based on business expansion and a level of margins that remained high overall: as a percentage of the banking book, net interest income in 2005 was 4.60 % after 4.46 % in the previous year (comparative figure for Austrian customer business: 3.20 %). This key ratio was above average in Poland and in SEE; in the Czech Republic, Slovakia and Slovenia, where business with companies accounts for a larger proportion, it has already come close to the Austrian level.

The **net charge for losses on loans and advances** rose by 36 % to € 117 m in 2005. In absolute terms, the increase was € 31 m, of which € 9 m resulted from exchange rate effects. Adjusted for these effects, the provisioning charge in Croatia and Slovakia was significantly reduced, and kept at a constant level in Poland. The increase was mainly due to acquisitions, which also contributed to a rise in the risk/earnings ratio from 11.5 % to 12.0 %, a level that was clearly below the figure of 18.9 % for the bank as a whole. Net interest income after losses on loans and advances grew by 31 %.

Net fee and commission income in CEE rose by 27 % to € 519 m, which represented 34 % of operating revenues, a figure that is close to the 37 % for the Austrian customer business segments. The strong increase in net fee and commission income in the new EU member states, especially in Slovakia, shows that products and services with no impact on the balance sheet are making rapid progress in markets experiencing a strong convergence to the euro, and this can counteract the effect of lower margins. Including the net trading result (€ 46 m in the CEE business segment, a combined total of € 72 m for the banking subsidiaries) and the balance of other operating income and expenses (– € 17 m after – € 39 m), **operating revenues** after the provisioning charge totalled € 1,407 m, up by one-quarter on the 2004 figure.

General administrative expenses in euro terms rose by € 132 m to € 824 m. Of this increase, the Polish zloty's appreciation alone accounted for € 42 m, and movements in other currencies contributed € 13 m. Adjusted for exchange rate effects, the increase was € 77 m or 11 %, with consolidation of banks acquired in SEE being the main factor. The cost/income ratio was 54.0 %, over 4 percentage points lower than in 2004; this illustrates the cost discipline behind business expansion.

Operating profit amounted to € 584 m in 2005, **net income before taxes** was € 704 m. Most of the difference are gains realised on the sale of shares in connection with the acquisition in Romania. **Net income** reached a record € 588 m, an increase of € 306 m or 108 % (adjusted for one-off effects, the increase was 70 %).

The CEE countries are a promising, though heterogeneous, market characterised by **strong growth**. Even in such an environment, a differentiated forward strategy is required for operating successfully – all the more so if, as in our case, the market comprises ten countries in which the banking sector shows different degrees of maturity. In 2005 we therefore continued to pursue our growth strategy while giving close attention to risks and costs. The overarching objectives were to expand our market position as a universal bank with a focus on value creation, thus especially intensifying retail banking business and reinforcing the already strong position in corporate banking across the region. Taking account of regional diversity we implemented our general business model in 2005 with different focuses according to three economic regions in CEE:

- In Poland, our largest market, we pursued the expansion in retail customer business through a modern mix of sales channels. Bank BPH has become the leading provider of online banking services. This enabled the bank to acquire many new customers in 2005 and significantly improve efficiency in back-office activities. In local currency terms, general administrative expenses remained constant despite strong business growth.
- In the other new EU member states, we expanded the branch network (Hungary) or restructured retail banking operations (Czech Republic, Slovakia) in order to ensure sustainable value creation by intensifying mobile sales, Internet banking and the card business. In corporate customer business we used our extensive market coverage to respond to growing international integration among industrial companies. 2005 was a very successful year for Cross-Border Client Group (CBCG) activities. In 2005 we established more than 5,000 cross-selling contacts and concluded business transactions in one-quarter of all such referrals. In this context, relations


CEE banking subsidiaries: growth and productivity enhancement
Indices 2001 = 100
Total for banking subsidiaries from separate financial statements
Operating revenues
General administrative expenses
130
120
110
100
90
80
2001
2002
2003
2004
2005
Net income before taxes € m
(2004 after IFRS first-time application)
600
500
400
300
200
100
0
34 %
14 %
51 %
32 %
209
281
321
493
650
2001
2002
2003
2004
2005


Indices 2001 = 100
Volume (RWA)
Staff (full-time equivalent)
170
160
150
140
130
120
110
100
90
2001
2002
2003
2004
2005

between Germany, Austria and CEE intensified, as did those among the various CEE countries and with Russia and Ukraine. In business with local companies, intensive use is made of corporate finance products and risk management services at an early stage of market maturity. We benefited from these developments. New issue business, customer-driven trading activities in financial market instruments and M&A advisory services also generated good results.

▷ Following the acquisition of Hebros Bank in Bulgaria and of Eksimbanka in Serbia in 2004, we acquired two more banks in South-East Europe (SEE) in 2005. At the end of August 2005, we acquired a majority interest in Banca Comerciala "Ion Tiriac" S.A., Bucharest, by way of an exchange of shares; this bank will be merged with HVB Bank Romania S.A. to form the fourth-largest bank in Romania. With its focus on private customer business, Banca Tiriac has a large customer base and a country-wide network of branches, optimally complementing HVB Bank Romania's strength in corporate banking. Bank Austria Creditanstalt also acquired 83.3 % of Nova banjalucka banka, the third-largest bank in Republika Srpska, which concentrates on serving small and medium-sized businesses and private customers. On the basis of this acquisition, BA-CA's market share as the fourth-largest bank in Bosnia and Herzegovina rose from 8.5 % to 10.9 %.

International Markets (INM)

€ m	2005	2004	Change		adjusted
Operating revenues	275	254	22	9 %	9 %
... after net charge for losses on loans and advances	286	254	32	13 %	13 %
General administrative expenses	–158	–140	–18	13 %	13 %
Operating profit	128	114	14	12 %	12 %
Net income before taxes	147	117	30	25 %	28 %
Net income	126	87	39	44 %	46 %
Net income – share of Group total	12 %	13 %			12 %
Equity – share of Group total	3 %	3 %			3 %
ROE before taxes	68.0 %	55.0 %			69.3 %
ROE after taxes	58.4 %	41.1 %			59.3 %

2005 was a very successful year for the **International Markets (INM)** business segment: both the results as reflected in the income statement and the total return, the guiding principle for the bank's financial market activities, climbed to new record levels. All areas of the bank's proprietary trading operations and customer business contributed to the outstanding results. In addition to the expertise perfected over the years, and the broad diversification of business in all risk categories, INM in 2005 took full advantage of the outstanding competence in the CEE markets. In this way, it strengthened Bank Austria Creditanstalt's unique selling proposition. The results achieved in 2005 also underline the successful strategy of expanding all areas of customer business with a view to making greater use of value creating products without impacting the balance sheet, while further reducing and offsetting fluctuations in results from the generally more volatile trading business.

Operating revenues improved by 9 % over the good level of the previous year; this growth is even higher (+ 13 %) after the net charge for losses on loans and advances on account of revenues generated from the positive outcome of a debt rescheduling arrangement. With the inclusion of the net result from investments, which in the INM segment constitutes income from operating activities, operating revenues, after the provisioning charge, rose by 16 % to € 305 m.

Individual **income components** showed a varied pattern: net interest income was about one third below the previous year's figure, while the net trading result was 46 % up on 2004, and the net result from investments was almost twice as high. One should not read too much into these figures since, depending on the use of the spot and derivative markets and the time horizon, the success of the trading strategies and the performance of the investment books reflected in the income statement are included in net interest income, in the net trading result, and in the net result from investments. In 2005, net fee and commission income more than doubled to € 40 m due to an outstanding performance on the primary equity and bond markets and, above all, income from custody services.

General administrative expenses increased by 13 % to € 158 m in 2005. For this reason, the cost/income ratio was slightly higher than in 2004 (57.3 % after 55.2 %), but low in comparison with the staff-intensive financial market and investment banking sector. With a further improvement in

Structure of International Markets (INM) segment result


€ m
300
250
200
150
100
50
0
211
101
61
34
15
283
133
122
9
19
326
89
178
19
40
2003
2004
2005
Net interest income
Net trading result
Net result from investments*)
Net fee and commission income
*) In the INM segment, the net result from investments is income from operating activities.

employees' qualification levels and INM's expansion of business, staffing levels at INM are today 11 % below the level of 2000 despite the integration of employees from the bank's sales units in the Centre of Competence (about 21 full-time equivalents).

In 2005, **net income before taxes** was up by 25 % to € 147 m. Net income after taxes rose by 44 % to € 126 m. The return on equity before taxes improved from 55.0 % to 68.0 %, and the ROE after taxes from 41.1 % to 58.4 %. This reflects both the further improvement in net income before taxes and the fact that this was achieved with a lower allocation of equity. Since 2000, the equity capital allocated to INM (€ 216 m) has been reduced by one third, highlighting the significance of derivative products as trading instruments and the benefits derived from the successful conclusion of collateral and netting agreements.

Business activities in 2005 focused on strengthening INM's leading position in local customer business in the bank's markets, and on implementing our emerging markets expertise in international financial market transactions, a strategy which realised all its objectives.

- INM cooperated with international and local corporate customer managers within the framework of the CEE Sales Initiative to start rolling out the successful Treasury Sales project in CEE markets. With the installation of the requisite IT systems we created the conditions enabling us to offer all derivative products and structures available in the BA-CA Group to corporate customers in CEE. This in turn unlocks earnings and customer potential, especially potential for achieving sustained growth in the area of risk-free fee and commission income.

- A further objective was to step up services offered to institutional customers. To this end we bundled sales activities targeted at institutional customers within the Institutional Sales & Origination unit, and we achieved good results with innovative structured products. In addition, we established ties with international hedge funds, and we are focusing our attention on this promising customer segment.

- In new issue business we dominated the market for Austrian corporate bonds and arranged public placements for seven bonds with a total volume of € 945 m. In the area of equities we played an important role in four large-volume public offerings in Austria. In Central and Eastern Europe, CA IB was involved in 12 transactions totalling € 722 m in countries ranging from Estonia to Turkey.

Balance sheet*)

In 2005, the BA-CA Group's **total assets** rose by € 12.3 bn or 8 % to € 158.9 bn. This increase reflects primarily organic growth of customer business, in both Austria and Central and Eastern Europe; a smaller portion of this growth (€ 2.2 bn) was accounted for by changes in the group of consolidated companies. Exchange rate effects were a less significant factor in 2005 (about one-tenth of the increase in total assets resulted from currency appreciation), all the more so as the amounts of balance sheet items are translated at closing rates, changes in which were smaller than in the average annual rates applied to items in the income statement.

On the **assets side**, loans and advances to customers grew by 6 %. With an increase of € 5.1 bn, they accounted for most of the growth of total assets; 60 % of this amount came from the CEE business segment. Within total customer lendings, overdraft facilities (+46 %) and real estate financing (+19 %) recorded the highest growth rates (while term loans declined by 5 %). In line with this development, the strongest growth was seen in maturities up to 3 months and over 5 years. Loans and advances to customers (€ 86.4 bn) accounted for 56 % of total assets. The provisioning charge for loans and advances to customers was slightly reduced (–3 %). At the end of 2005, loans and advances to, and placements with, banks (€ 26.3 bn)

*) The balance sheet items described in this section exclude HVB Splitska banka d.d., Split. As the Croatian banking supervisory authority rejected UniCredit's indirect acquisition of a majority interest in HVB Splitska banka on antitrust grounds, we intend to sell this bank. In the balance sheet at 31 December 2005, HVB Splitska banka was therefore classified as "held for sale" pursuant to IFRS 5 (see note 1).

Changes in key balance sheet items
Changes in € m (bars) and in %



Change in total assets
+8.4 %
Assets
Loans and advances to customers*)
+ 6.7 %
Loans and advances to, and placements with, banks*)
+9.9 %
Investments
+ 4.9 %
Trading assets
– 4.9 %
Liabilities and shareholders' equity
Primary funds
+ 8.7 %
Amounts owed to banks
+ 10.9 %
Trading liabilities
– 23.8 %
Provisions
+ 18.8 %
Shareholders' equity
+ 9.0 %
*) after loan loss provisions
–4,000 –2,000 0 2,000 4,000 6,000 8,000 10,000 12,000
Decrease
Increase

were € 2.3 bn or 10 % higher than a year earlier. Investments (€ 18.2 bn) increased by 5 % in 2005, with bonds and other fixed-income securities accounting for most of this growth. This item mainly reflects consolidation of the most recent acquisitions. Trading assets (€ 17.7 bn) were slightly lower (– 5 %) than a year earlier, mainly due to the closing of derivative interest-rate/currency positions at CEE subsidiaries.

On the **liabilities side**, expanding primary funds (€ 90.0 bn, including subordinated capital) accounted for 70 % of the increase in the balance sheet total. They rose by € 7.2 bn or 9 % and represented 57 % of the balance sheet total. The strongest increase was seen in amounts owed to customers, which were up by € 4.0 bn (+ 7 %); within this increase, € 3.4 bn (+ 20 %) related to the CEE business segment (primarily Poland), and BA-CA's other units achieved combined growth of over 3 % in funds entrusted to them by customers. Given the high liquidity level in the business sector, most of the increase in funds from customers was seen in short-term categories with maturities below three months. Savings deposits rose by 3 % to € 18.1 bn (11 % of the balance sheet total). Liabilities evidenced by certificates (€ 22.7 bn) increased by € 3.1 bn or 16 % through issuance of longer-term bonds. Subordinated capital rose by 2 %, mainly on account of an issue eligible as Tier 1 capital and launched via BA-CA Cayman. As on the assets side, interbank business (€ 44.2 bn), and in this connection primarily overnight money, again showed stronger growth in 2005 (up by € 4.4 bn or 11 %). Trading liabilities were reduced by 24 % to € 6.8 bn.

Shareholders' equity excluding minority interests rose by € 411 m (6.4 %) to € 6.9 bn. The main components of this increase were the inclusion of consolidated net income (€ 964 m), the dividend payment for 2004 (– € 221 m), as well as valuation results relating to the defined-benefit pension and severance-payment obligations (– € 552 m) which arose mainly from the reduction of the applied interest rate.

Capital resources pursuant to the Austrian Banking Act

The assessment basis pursuant to the Austrian Banking Act (banking book) increased by a total of € 4.4 bn or 6.2 % to € 75.3 bn in 2005. The CEE banking subsidiaries accounted for most of this increase, through higher volumes in combination with mostly rising exchange rates and through the first-time inclusion of acquired banks. The capital requirement for the banking book was consequently € 350 m above the level at year-end 2004.

Net capital resources rose by € 380 m (+ 4.3 %) to € 9.2 bn in 2005. The € 669 m increase (+ 12.0 %) in Tier 1 capital to € 6.2 bn resulted mostly from the retention of profits, with a smaller portion also coming from higher exchange rates. In the first quarter of 2005, we issued Tier 1 capital amounting to € 150 m via hybrid instruments. Various consolidation effects had an offsetting impact.

As Tier 1 capital rose more strongly than the assessment basis, the Tier 1 capital ratio increased by 44 basis points, from 7.85 % to 8.29 %. As supplementary elements declined and deductions increased, the total capital ratio decreased from 12.37 % to 12.16 %.

Events after the balance sheet date

Changes in interest rates on savings deposits

In January 2006, following legal proceedings conducted as a test case, a competitor was served with a decision of the Austrian Supreme Court (3 Ob 238/05d of 21 December 2005) regarding changes in interest rates on savings deposits. As the decision of the Austrian Supreme Court was issued only recently and the circumstances are very complex, it is not possible at present to make a fair and reasonable estimate of any amounts of interest that may have to be refunded. For this reason Bank Austria Creditanstalt was unable to make a provision in the financial statements for possible claims.

Changes in the Managing Board and the Supervisory Board

With effect from the end of the Extraordinary Meeting of Shareholders held on 25 January 2006, Michael Mendel and Michael Kemmer resigned from the Supervisory Board. With effect from the same date, Alessandro Profumo, Carlo Salvatori and Sergio Ermotti were elected as new members of the Supervisory Board. At the extraordinary meeting of the Supervisory Board held on 25 January 2006, Carlo Salvatori was elected Chairman of the Supervisory Board. Alberto Crippa resigned from the Supervisory Board after the Extraordinary Meeting of Shareholders with effect from 25 January 2006. As Wolfgang Lang resigned from the Supervisory Board, Heribert Kruschik was delegated to the Supervisory Board in accordance with a decision by the Employees' Council with effect from 1 January 2006. At the extraordinary meeting of the Supervisory Board held on 25 January 2006, Robert Zadrazil was appointed to the Managing Board.

Outlook

Global economic environment and financial markets

We assume that the global economy will continue to grow in 2006 despite higher oil prices, though at a lower rate. While **China** (+9.5 %) and the Asian emerging markets (+6.5 %) are still achieving strong growth, interest rate increases in the **US** over the past one and a half years will have their intended effect: the real estate boom which supports consumption is coming to an end, and US economic growth will slow to 3 %. Interest rate increases are therefore expected to end soon. Early indicators for the **euro area** suggest higher growth in the early months of the year, supported by exports and industrial activity; ample liquidity will also benefit real investments. Yet structural problems still largely prevent these favourable factors from feeding through to incomes and consumption. Nevertheless, economic growth will be strong enough to permit some tightening of the expansionary monetary policy in the euro area.

This economic profile suggests that interest rates in the US and in the euro area may move closer to each other. Expectations of low inflation and, above all, high long-term investment requirements will keep long-term yields low and the yield curve in the bond market flat. The euro will probably benefit from global investors' diversification efforts. For this reason we believe that the US dollar is facing higher risk: fundamental factors which were kept under control in 2005 will at least result in stronger volatility in 2006.

Economic prospects in our core markets

The Austrian business sector has started the year with somewhat greater confidence. Strong impetus comes from export demand. After a subdued trend in private consumption in 2005 (+1.3 %), growth in this sector will accelerate to about 2 %, supported by lower inflation (1.6 % after 2.1 %). On the basis of high levels of industrial activity at the end of 2005 and in early 2006, investments should again increase more strongly after having stagnated in 2005. Against the background of slightly slower growth of the global economy and uncertainty over future developments in key markets such as Germany and Italy, however, the Austrian economy will slacken somewhat in the course of the year.

Economic performance and forecasts

Real GDP, % change on previous year	2004	2005e	2006f
Global economy	3.9	3.3	3.0
USA	4.2	3.5	3.0
Japan	2.3	2.5	2.2
Asian emerging markets	7.7	6.9	6.7
Euro area	1.8	1.5	2.1
CEE*)	6.5	5.1	5.3

Austria	2004	2005e	2006f
GDP growth	2.4	1.9	2.4
Private consumption	0.8	1.3	2.0
Investment in equipment	0.5	0.4	4.1
Investment in construction	0.5	1.6	2.0
Exports in a broader sense	9.0	3.4	5.4
Imports in a broader sense	6.2	2.0	4.9

CEE countries	2004	2005e	2006f
Poland	5.3	3.2	4.4
Slovakia	5.5	6.0	6.3
Slovenia	4.2	3.8	4.0
Czech Republic	4.7	4.9	4.4
Hungary	4.6	4.0	4.1
CEE 5	**5.0**	**3.9**	**4.5**
Bulgaria	5.6	5.3	5.5
Croatia	3.8	4.0	3.8
Romania	8.3	3.7	6.0
Bosnia and Herzegovina	5.0	5.5	6.0
Serbia and Montenegro	7.2	5.1	5.0
SEE	**6.5**	**4.3**	**5.4**

*) CEE = CEE 5 + SEE + Baltic countries, Russia, Ukraine
e ... estimate; f ... forecast
Sources: Bank Austria Creditanstalt Economics Department, national statistics

In 2006 **loans** will grow at about the same rate as in 2005, with personal loans again increasing more strongly than business loans. Monetary capital formation (excluding exchange rate movements) will proceed more slowly than the particularly strong growth seen in 2005 (which was driven by pension planning schemes). The trend in **margins** will remain a source of concern as the yield curve will be slightly higher yet flatter: on account of continued excess liquidity and strong competition among the differently structured sectors of the Austrian banking industry, the squeeze on margins is not expected to ease in the near future. Although the economy is improving, the rise in the number of businesses newly established in the past years will again lead to an increase in **insolvency-related loan losses** from the low level seen in 2005. Austria currently records the highest insolvency ratio in Europe, with 288 insolvencies per 10,000 businesses, even if the volume of insolvency liabilities is low.

The upward economic trend in **CEE countries** is fully intact *and is even improving in terms of quality: growth in the region* will remain above 5 %. Foreign trade and industry will continue to provide strong impetus, with the growing integration of the economies with each other strengthening the growth momentum. Private consumption and investments will join foreign trade, which was the main engine of growth in several countries in the previous year, in driving the economy and will thus help to make the upswing sustainable.

▷ In **Poland**, growth will return to a level in excess of 4 %. This development will be supported by a recovery of employment and real personal incomes, which in turn will stimulate consumption. A contribution to growth will also come from heavier investment activity from financially stronger companies and public programmes for road and housing construction which benefit from EU financial assistance. From 2007, Poland will be the largest net beneficiary of transfers from the EU, receiving about € 13 bn per year, which will provide the basis for a positive development in the long term.

▷ The **other new EU member states** will also benefit from large investments in 2006, especially thanks to the expansion of car production in Slovakia. In these countries, too, consumption will be the mainstay of economic growth, additionally supported in Hungary and the Czech Republic by tax reductions ahead of this year's parliamentary elections.

▷ Reform-minded policies and substantial foreign direct investment will enable the countries in **South-East Europe** (SEE) to pursue their catching-up process. Economic growth in SEE will rise to 5.5 %. Bulgaria and Romania are making intensive preparations for joining the European Union, and Croatia is also attracting stronger attention following the start of accession negotiations.

After fast progress in convergence in 2005, interest rate trends and exchange rate movements in CEE will be determined by stronger economic growth, budgetary uncertainty and elections in some countries. Although inflation rates and a sustained strong inflow of funds from abroad point to a stable environment, the trend towards currency appreciation and interest rate reductions will hardly continue in the rest of the year. Foreign direct investment – about € 30 bn into the CEE countries in which we operate – will be targeted mainly at Romania and Bulgaria in view of these countries' forthcoming accession to the European Union.

The catching-up process of the **banking market** in CEE will continue in 2006, albeit at a slower pace after the high growth rates in the past years and notwithstanding restrictive monetary policies in some countries. Overall, we expect a credit expansion of 22 % (after 27 % in 2005) and 16 % growth in deposits (after 21 %). Personal loans should grow by 28 %, after a 44 % increase. The growth of bank deposits will slow down somewhat, a development reflecting the advance of higher-grade types of investment.

Interest rates: money market rates and yields on Austrian benchmark bonds (weekly)



% p. a.
4.50
4.25
4.00
3.75
3.50
3.25
3.00
2.75
2.50
2.25
2.00
1.75
Q1
Q2
Q3
Q4
2004
Q1
Q2
Q3
Q4
2005
Q1
2006
10-year yield
5-year yield
12-month money
3-month money
ECB repo rate

Outlook for Bank Austria Creditanstalt's performance

▶ In view of the growth profile described above, we will pursue our chosen course of "targeted growth and productivity enhancement" with great determination:

▷ Economic growth in **CEE** is becoming more broadly-based. The catching-up process in the banking industry is gaining in scope, especially as it spreads to South-East Europe and industrial integration of CEE countries makes further progress. Banking business is being modernised and banks penetrate the market with higher value-added products. We will actively participate in this development with our ongoing projects, which focus on expanding and industrialising retail customer business and using cross-regional potential for corporate business. In the current year we will complete the integration of banks we acquired in 2005 and we will also start the major process of integrating the CEE network of the new UniCredit Group. Our objective is to further enhance efficiency and achieve growth.

▷ Although the Austrian economy is slightly improving, banks are still faced with weak volume growth and a persistent squeeze on margins. In this environment, we can only improve profitability by pursuing our sales initiative in private customer business and by enhancing back-office efficiency. In 2006, a focus will be on the restructuring of business with Austrian small and medium-sized companies, for which we made substantial provisions in the 2005 financial statements. In the SMEs segment, we will raise productivity with a new business model focusing on standard products and process automation in day-to-day activities. Our objective for the SMEs Austria segment is to generate at least the cost of capital from 2007 onwards. In line with our objective, we will reduce the capital requirement for SME business also by placing exposures in the secondary market.

On the basis of medium-term planning figures for the current group of consolidated companies, we expect continued growth of business volume in 2006. In line with our value-based management approach, CEE and Private Customers Austria will remain the growth drivers and the main segments to which we will allocate additional capital. We expect that, as in the past years, operating revenues after the provisioning charge will increase at a significantly higher rate than costs, and that the cost/income ratio will therefore continue to decline. For 2006 we assume that, not least on account of the refined risk measurement methodology and the measures already taken in 2005 in respect of flat-rate specific provisions, the net charge for losses on loans and advances in the Austrian private customer business segment will be significantly lower. Calculated from the level seen before the one-off adjustments in the fourth quarter of 2005, the net charge for losses on loans and advances in the three Austrian customer business segments will improve in 2006. Net income before taxes should therefore continue to develop in line with past years.

▶ As announced in UniCredit's offer documents for the takeover, it is envisaged that Bank Austria Creditanstalt acts as holding company for the CEE network of UniCredit Group. Details of the geographic perimeter have not yet been defined. However, BA-CA will take over numerous UniCredit subsidiaries and integrate them with its own local banking subsidiaries. The Group would thus become the undisputed market leader in this large region. Total assets and profits of the combined CEE network would be twice as large as that of the nearest competitor.

The banking networks of BA-CA and UniCredit overlap. Therefore mergers are planned in six countries: in the Czech Republic, in Slovakia, Bulgaria, Romania, Bosnia and Herzegovina, and Poland. Work on some of these mergers will start in the course of 2006. In the case of Poland, although the European Commission has approved the mergers, agreement with the national supervisory authorities has not yet been reached. In Croatia, in response to competition law requirements, we intend to sell HVB Splitska banka to a third party and to take over Zagrebačka banka dd, the local market leader, from UniCredit.

▶ For 2006 we expect further progress in operating performance in our core markets. The year will also see extensive organisational changes in connection with the integration of BA-CA into UniCredit Group. Both developments underline the importance of Bank Austria Creditanstalt as a major contributor to overall performance within the new UniCredit Group.

The Bank Austria Creditanstalt Share

BA-CA shareholder structure

BA-CA share among the top performers in a good year for stock markets

2005 was a very good year for virtually all European share indices. The factors responsible for the – in many cases – very strong performance of equity markets in general, and the ATX stock market index in particular, are easily identified: valuations were low, companies had restructured their operations in the preceding years and adjusted their balance sheets, and shareholders were pleased with the increases in shareholder value. In Europe, the Vienna ATX index turned in an exceptionally strong performance, gaining 51 % in 2005 over the previous year; it was outperformed only by Oslo's All-Share-Index (+ 52 %). Within the individual sectors (Stoxx), commodities and cyclical consumption performed particularly well with gains of 49.4 % and 33.2 %, respectively. Banks advanced by 21.1 % compared with the preceding year.

Further details on the BA-CA share are given on the inside front cover

In 2005, Bank Austria Creditanstalt shares again advanced strongly in this bullish environment; with gains of 41 % their performance was well above the average recorded by bank shares as a whole. With a closing price of € 93.99 at the end of 2005, Bank Austria Creditanstalt's market capitalisation surpassed € 13.8 bn.

BA-CA shares pursued an irregular pattern in 2005: after rising steadily in the first few months, the share price was driven by takeover speculation from 27 May. On 12 June, the Management Board and the Supervisory Board of HVB Group and the Board of Directors of UniCredit approved the combination of HVB Group and UniCredit. Thereafter, the price of BA-CA shares tracked the price movements of UniCredit shares in the ratio of 1 to 19.92, with the spread gradually narrowing.

After UniCredit's shareholders overwhelmingly approved UniCredit's plans at the extraordinary meeting of shareholders in Genoa on 29 July, UniCredit was in a position to launch public offers for the exchange of HVB shares and BA-CA shares at the end of August. 88.14 % of shareholders of HypoVereinsbank had accepted UniCredit's offer by 24 October, the end of the acceptance period. This figure increased to 93.93 % after the acceptance period was extended.

UniCredit's voluntary, public takeover offer was available to BA-CA shareholders from 29 August to 31 October. UniCredit offered shareholders 19.92 UniCredit shares for one BA-CA share, or alternatively an amount of € 79.60 per share as a cash offer. 15.6 million BA-CA shares, corresponding to 10.6 % of Bank Austria Creditanstalt's share capital, were tendered for exchange or for acceptance of UniCredit's cash offer during the above period. After the exchange ratios were announced, the acceptance period was again extended for a further 10 trading days (7 to 18 November 2005). On 23 November, UniCredit announced that 17.45 % of BA-CA shares, or 77.72 % of the free float, had been exchanged.

The BA-CA share again moved towards a fundamental valuation after the transaction was closed, initially characterised by the share's reduced liquidity and the lower weighting in the ATX index (the free float factor declined from 0.25 to 0.10). In the first weeks of trading in 2006 the Bank Austria Creditanstalt share passed the € 100 mark to reach a market capitalisation of over € 16 bn.

Market capitalisation


€ m
5,955
140
5,815
7,087
954
6,133
9,778
3,137
6,641
12,680
5,596
7,084
13,820
6,949
6,871
30 Dec. 2003
30 June 2004
30 Dec. 2004
30 June 2005
29 Dec. 2005
Implicit value creation
Shareholders' equity excl. minority interests, published

Steady increase in value since the IPO

The objective pursued by Bank Austria Creditanstalt is to create more value for its shareholders in the longer term. With an impressive performance from quarter to quarter since the IPO in July 2003, the Group is on track to achieving this goal; a development which is being acknowledged by the capital market:

Bank Austria Creditanstalt's market capitalisation of € 5.9 bn at the end of 2003 more or less corresponded to the level of the Group's shareholders' equity stated in the balance sheet. It subsequently increased steadily to € 9.8 bn at year-end 2004, and at the end of December 2005 market capitalisation reached € 13.8 bn. On the basis of the figure for shareholders' equity (excluding minority interests) stated in the balance sheet at the end of 2005 (€ 6.9 bn), the stock market valuation of Bank Austria Creditanstalt implies an increase of almost € 7 bn in value.

2004	
Other shareholders	0.2 %
Austria	0.9 %
Other European countries	5.8 %
UK	5.8 %
USA	9.7 %
HVB	77.5 %

2005	
Austria	0.4 %
Other European countries	2.1 %
UK	2.0 %
USA	0.5 %
UniCredit	17.5 %
HVB	77.5 %

Shareholder structure

At the end of 2005, Bayerische Hypo- und Vereinsbank and UniCredit held an interest of 77.53 % and 17.45 % in Bank Austria Creditanstalt's share capital, respectively. UniCredit therefore holds 94.98 % of BA-CA's share capital either directly, or indirectly via HypoVereinsbank. In addition to the remaining 7,374,316 shares in free float (5.02 % of total share capital), 10,100 registered shares with restricted transferability are still held by Privatstiftung zur Verwaltung von Anteilsrechten (a private foundation) and by the Employees' Council Fund of Bank Austria Creditanstalt's Employees' Council.

The bulk of the free float is still held by US and British investors. Austrian institutional and private investors hold only 0.4 % of BA-CA's shares.

Proposal for a further increase in dividend

A proposal will be made at the Annual General Meeting on 4 May 2006 to pay a dividend of € 2.50 per share from the net income of Bank Austria Creditanstalt. This represents an increase of € 1 per share. With the higher dividend we want all our shareholders to directly benefit from the record performance in 2005. Based on 147.0 million shares, this results in a dividend payout of € 368 m, an increase of 66.7 % over the previous year. The payout ratio increases from 36.2 % to 38.1 %.



Dividend and earnings per share (in €)
2.71
1.02
3.40
1.02
4.09
1.50
6.56
2.50 1)
2002
2003
2004
2005
Dividend per share
Earnings per share 2)
Payout ratio (in %)
38%
34%
36%
38%
116
150
221
368
2002
2003
2004
2005
Dividend payout (in € m)
Payout ratio 3)

1) proposed
2) based on average number of shares
3) dividend payout in % of net income

Overview

26 May	Market rumours of a possible combination of HVB and UniCredit
12 June	Management Board and Supervisory Board of HVB Group and the Board of Directors of UniCredit approve the business combination of HVB Group and UniCredit
13 June	Official presentation of the envisaged combination
21 July	Supervisory authorities in Germany and Italy give go-ahead for the preparations of the combination of the two banks
29 July	At an Extraordinary Meeting, UniCredit shareholders approve the combination and the required capital increase
26 Aug.	Publication of the offer to HVB shareholders to exchange one HVB share for five UniCredit shares; acceptance period: 26 August to 10 October 2005
26 Aug.	Publication of the voluntary offer to BA-CA shareholders – for UniCredit's acquisition of all BA-CA bearer and registered shares – to exchange their shares at a ratio of 1 to 19.92 or to accept a cash offer of € 79.60 per share. Acceptance period: 29 August to 17 October 2005
8 Sept.	Statement by BA-CA's Managing Board in response to UniCredit's offer to BA-CA shareholders pursuant to the Austrian Takeover Act
7 Oct.	Offer to HVB shareholders is amended – acceptance period for offer to HVB and BA-CA shareholders extended until 24 October and 31 October, respectively
28 Oct.	Preliminary acceptance rate for HVB offer: 88.14 %
29 Oct.	Beginning of the statutory acceptance period for HVB offer which runs until 11 November
3 Nov.	Preliminary acceptance rate for BA-CA offer: 10.64 %
7 Nov.	Beginning of the statutory acceptance period for BA-CA offer which runs until 18 November
17 Nov.	Final exchange ratio for HVB offer is 93.93 %
18 Nov.	Extended acceptance period for BA-CA offer expires
18 Nov.	UniCredit's Board of Directors approves capital increase for the settlement of HVB offer. UniCredit acquires control of HVB ▷ The new Group is created
23 Nov.	Final exchange ratio for the BA-CA offer: 17.45 %, or 77.72 % of the free float
23 Nov.	Settlement of the HVB offer and trading in UniCredit shares commences on the Frankfurt Stock Exchange
30 Nov.	Board of Directors of UniCredit releases the shares offered in exchange for the shares tendered for exchange
5 Dec.	Settlement of BA-CA offer
16 Dec.	General Meeting of UniCredit to elect the new Board of Directors (24 members) for the financial years 2006 – 2008



concentrating | forces



perfecting | techniques



Financial Targets and their Implementation

The corporate objective of Bank Austria Creditanstalt – and of the entire UniCredit Group – is to create value on a sustainable basis through profitable core business. Enhancing the company's value for our shareholders, and creating value through sustainable success in customer business, are two sides of the same coin. Top-down requirements, i.e. the value growth we seek to achieve as reflected in our financial targets, and our numerous concrete bottom-up measures for improving earnings from our business are two aspects of the same topic.

IPO targets met ahead of time

▶ In mid-2003, on the occasion of the initial public offering of Bank Austria Creditanstalt's shares, we set ourselves the target of increasing the ROE after taxes to 13 % by 2006 (in the meantime, on the basis of changes in International Financial Reporting Standards, this corresponds to a target of 13.8 %). Our medium-term planning figures then provided for a reduction of the cost/income ratio to below 63 %. We met both targets in 2005 – ahead of time: the ROE after taxes reached 14.3 %, exceeding the 13.8 % level. The cost/income ratio, at 61.6 %, is significantly better than the target figure of 63 %. Earnings per share for 2005 were € 6.56 (up by 58 % on the previous year), a level which is 2.4 times the figure for 2002.

The stock market has recognised our performance and the stock market valuation reflects expectations of a further increase in value as a result of BA-CA's membership of UniCredit Group. In mid-May 2005, before the plans for the business combination of UniCredit and HVB were announced, the BA-CA share price stood at € 75.5, 2.6 times the offering price. From then to the most recent past, the share price gained another 45 %; this reflects positive expectations in connection with UniCredit as well as the outlook for the specific and general environment. Most recently, Bank Austria Creditanstalt's market capitalisation thus reached almost € 16 bn, compared with € 4.2 bn when the shares were issued.

Financial targets pursuant to the IPO were met ahead of time



in %
15
14
13
12
11
10
9
8
Target/IPO
14.3
13.8
13.5*)
11.3
10.1
8.4
ROE after taxes before amortisation of goodwill
in %
70
65
60
55
69.9
69.3
64.9
Target/IPO
63.0
61.6
Cost/income ratio
*) adjusted for special effects
2002
2003
2004
2005
Target 2006 under IPO

▶ To meet the expectations of our shareholders, we have established a **value-based management system** over the past years. Under our value creation strategy, we aim to achieve profitable growth and align the allocation of capital with this strategy. Value-based management makes performance transparent and reveals any cross-subsidisation. To create value we expand in those areas which generate a return above the cost of capital, by allocating more capital to these areas. Business segments and areas with inadequate value creation are carefully analysed for improvement potential and, if appropriate, they are restructured with a view to raising the ROE to a level above the cost of capital. For this purpose we examine and improve processes along the entire value creation chain, from business acquisition to settlement. This means that ultimately, the reallocation of capital is the most important measure to achieve our medium-term earnings targets. As a result, the relative share of equity capital of highly profitable business segments rises, and so does the total value of the bank.

In 2005 we integrated the cost-of-capital aspect in our entire management system, i.e. in the management of the bank, its business segments and regions (macro level), and in the analysis of customer groups down to the level of individual transactions (micro control).

We have defined **Added Value on Equity (AVE)** as a compact performance measure encompassing growth, profitability and the cost of capital as value-leveraging factors. AVE is defined as that portion of net income which exceeds the cost of capital. It can be determined for each level of the income statement. The cost of capital is the minimum return on equity which the market expects a bank with our risk profile to generate. At the level of the bank as a whole, the cost of capital is set at 8.5 %.



"Value-based management aims at achieving growth with a focus on profitability and using capital efficiently to create value. Beyond this strategic function it also has a deeper significance for day-to-day business with customers. Value-based management heightens the awareness that each banking product and each customer relationship are required to generate returns that do not only cover production costs and risk-related costs but also bring in the minimum return expected by the capital market. Thus value-based management is an instrument for self-monitoring and for promoting innovation and change."

***Stefan Ermisch,** Managing Board member, Chief Financial Officer*

The chart shows the absolute figures for added value on equity of the bank and its operating business segments for 2004 and 2005, and the absolute change in AVE, i.e. DAVE, the key measure of value creation. In each case, the calculation was based on net income adjusted for one-off and special effects.

In 2005, BA-CA's results exceeded the cost of capital related to allocated equity by € 450 m (AVE); DAVE reached € 294 m. All business segments made positive, though widely varying, contributions. Central and Eastern Europe (CEE) made the largest contribution to DAVE, accounting for 55 % of the total. Over the past years this business segment has been the main target for capital allocation: CEE's share of average equity rose from 26 % (2004) to 29 % (2005), reflecting an additional allocation of € 419 m. Three years ago, CEE accounted for 17 % of total equity allocated. Austrian private customer business generated a DAVE of € 42 m; AVE rose to € 95 m. Equity allocated to the Private Customers Austria segment was increased (to most recently 13 %). The Large Corporates and Real Estate segment generated an even higher DAVE of € 65 m in 2005. One of the reasons for this increase was the lower amount of equity allocated to the business segment – which handles a substantial volume of business – as risk-weighted assets were placed in the secondary market, with no impact on customer relationships. International Markets, the business segment with the highest ROE (58.4 % after taxes), is a special case: the amount of equity allocated to it is very small in view of the business profile and the intensive use of derivatives. For INM, DAVE amounted to € 40 m, and its value creation in absolute figures (AVE) was € 110 m.

Value creation by segment

At the beginning of 2005, we defined the SMEs Austria business segment to enhance transparency. In the SMEs Austria segment, which focuses on small and medium-sized businesses, productivity is weak and profitability is unsatisfactory, also due to general market conditions. As the ROE was significantly below the cost of capital, the segment recorded a negative AVE of € 63 m. We started to implement a programme for improving efficiency (for details see the Austrian Customer Business section in this Annual Report), and allocated € 90 m to a provision for restructuring costs in the 2005 financial statements. Creating transparency was a prerequisite for targeted measures. Value-based management at the micro control level is an important factor in implementing our restructuring programme. It helps to identify unprofitable customer relationships which are to be restored to profitability through intensive cross-selling, structural analyses, improvements in the customer's financing structure, and increased automation of day-to-day business; and it also helps to reveal inefficiencies such as inadequate standardisation, settlement processes that are too complex, and an excessively high cost of capital.

Quite generally, we aim to make performance transparent at all levels of the bank and thus show up clear responsibilities. The entire bank is required to think in terms of value management, which will also be more strongly reflected in the incentive system for bank staff. In the areas of back office, administration and settlement, we expect increasing specialisation and outsourcing into service companies to result in greater transparency of service flows, more flexible costs and significant improvements in efficiency and quality.

Net income before taxes (adjusted for one-off/special effects) **after the cost of capital**
Added Value on Equity (AVE) / Delta Added Value on Equity (DAVE)


DAVE 04/05
AVE 2004
AVE 2005
DAVE +42
53
95
DAVE +6
-69
-63
DAVE +65
68
133
DAVE +40
69
110
DAVE +162
139
301
DAVE +294
156
450
Private Customers Austria
SMEs Austria
Large Corporates and Real Estate
International Markets
Central and Eastern Europe (CEE)
BA-CA as a whole

Austrian Customer Business

Bank Austria Creditanstalt's Austrian customer business comprises the two business segments Private Customers Austria and SMEs Austria, both of which meet the needs of specific customer groups. The two business segments cover the Austrian market (geographical area) and are retail banking divisions with a common customer service approach. Therefore BA-CA uses a single business model and a common – though differentiated – sales organisation to serve these customer groups. In the same way as the Large Corporates and Real Estate segment is defined by a specific customer group – large, internationally active companies – and by product competence for international business, Austrian customer business covers the sales organisation in a wider sense and a comprehensive production approach using product factories which include BA-CA's specialised departments, the asset management company AMG, Capital Invest and the private banking subsidiaries. Several specialised subsidiaries perform back-office and settlement functions and provide technical infrastructure.

Austrian customer business is part of BA-CA's core business, which includes operations in Austria, international business and financial market activities as well as CEE. Equity allocated to the two business segments mentioned above was 26 % of the total figure for the bank; and they contributed 27 % to the bank's total operating revenues. In the past two years, business with private customers grew by 10 % (2004) and 19 % (2005) measured by risk-weighted assets. BA-CA has thus proved that profitable expansion is also possible in the extremely competitive Austrian private customer business (for details, see the management report of the Group); and we are also working to make business with SMEs profitable on a sustainable basis through our restructuring programme from 2006/2007 onwards.

Bank Austria Creditanstalt's high visibility and leading market position in Austria provide a strong basis from which this objective can be achieved: two-thirds of the Austrian population associate the "red wave" in our logo with the Bank Austria Creditanstalt brand. With a market share of 18 %, we are the leading bank in Austria.

Share of customers (percentage represents BA-CA customers)	2005
Private customers	18 %
... of which in Vienna	51 %
... of which high net worth individuals	26 %
Business customers	27 %
Small businesses (annual turnover up to € 7 m)	38 %
Medium-sized businesses (€ 7 m to € 40 m)	61 %
Large companies (over € 40 m)	86 %

Market share as percentage of the Austrian banking market	2005
Loans	19.5 %
Customer deposits	12.4 %
Mutual funds (Capital Invest and Real Invest)	16.1 %

BA-CA's business model

In 2003 and 2004 we started to reorganise the sales network across divisional barriers and to sharpen the focus on active selling. We also separated the various functions – sales, production, settlement – enabling them to concentrate on their respective tasks with a view to achieving efficient division of labour and quality improvements. In 2005 we completed major stages of a multi-year programme aimed at enhancing customer service capabilities, product competence and back-office efficiency. In 2006 we will complete our strategic reorientation with a focus on restructuring the SMEs segment. We are convinced that we now have a flexible business model for retail banking which is in line with the most advanced management approach to banking operations. This will enable us as a universal bank to remain at the forefront of change in the future.

▷ Organisational structure and customer service approach: The top priority of our "Fit for Sales" programme is to adjust our structure and product offering to meet specific needs of the various customer groups we serve. Taking other service industries as a model, we have been guided in these efforts by an awareness that customer benefits and the bank's profitability will rise if we actively offer customers exactly the

"…ased on our new customer service approach, we offer customers exactly the level of service intensity …ey need. We also take a closer look and use modern methods to analyse the typical requirements of …ur customers in their respective circumstances, be it in their lives or in the company. Standardised …roducts go a long way towards meeting their needs. In this way we make the world easier for customers – …nd for ourselves. And we find that customers want to be contacted by the bank and they appreciate the …ompetence required to find simple solutions for them."



Willibald Cernko, *Managing Board member with responsibility for Private Customers Austria and SMEs Austria*

type and intensity of service that meets their requirements, even if this involves turning away from banks' traditional style of doing business.

In 2005 we redefined the customer segments and implemented the appropriate **customer service model**. The new customer segmentation has brought service intensity into line with customer expectations. We have also defined profiles for four different categories of account managers – corresponding to the four customer groups comprising "ErfolgsKunden" private customers, "TopKunden" private customers, "ErfolgsKunden" business customers and "TopKunden" business customers – and allocated our employees to these categories depending on their preferences and skills. In this context we have upgraded sales career paths and adjusted basic and advanced training programmes of our Sales Academy to reflect the new structure. Our product range is of course geared to a more detailed segmentation, with dynamic and life-cycle activity features taking precedence over static sociological criteria.

Customer groups under the new service approach[1]

	Number of customers	Share of financing volume	Share of investments
ErfolgsKunden private customers	1,501,900	25 %	26 %
TopKunden private customers	240,500	16 %	37 %
ErfolgsKunden business customers	59,400	9 %	4 %
TopKunden business customers	27,600	51 %	33 %

1) Private Customers Austria and SMEs Austria business segments

The shift to the new service approach in mid-2005 inevitably involved changes in some long-standing relationships between customers and their account managers at the bank. Nevertheless, the number of our customers continued to rise. Following this one-off adjustment, customer relationship continuity is one of the basic principles of the bank, every customer is served by their dedicated account manager. Surveys among customers show that contact initiatives by the bank using all sales channels and offering a wider product range are more highly appreciated by a majority of customers than traditional, impersonal ways of maintaining customer relationships.

Customer business of Bank Austria Creditanstalt in Austria
Amounts in € bn at year-end 2005


Financing business € 76 bn
Investments € 92 bn
Personal loans
Working capital finance
Export finance
Investment finance
Contingent liabilities
15.1
11.9
11.1
29.1
8.6
14.7
21.7
39.3
Private Customers
SMEs
Large Corporates and Real Estate
42.2
25.5
24.4
12.7
7.9
16.9
3.5
16.2
3.3
28.0
3.5
Sight deposits
Time deposits
Savings deposits
Own issues
Own mutual funds
Wohnbaubank issues and real estate securities
Securities investments (shares, bonds and third-party mutual funds, held in safe-custody accounts)
Investments for which the bank acts as intermediary (mainly building society savings agreements, insurance policies)
by product
by segment
by segment
by product

Linking sales channels

▷ **Mix of sales channels:** After several years of parallel developments in branch-based and mobile sales, telephone/mobile phone, online and Internet banking with partly exaggerated expectations – culminating in the New Economy euphoria around the millennium – both consumers and banks today use all channels simultaneously and in a complementary manner. Under our integrated multi-channel management approach, we link the various sales channels and use them for acquiring customers, conducting information and sales campaigns, and for handling day-to-day business.

Services at **branches** remain key to customer relationships; we have reorganised our branches in line with our new customer service approach. The activities of **mobile sales** teams are a flexible and dynamic way of meeting customer needs (independent of location and outside normal opening hours of branches), they complement services provided through branches and generate additional business. When BA-CA Finanzservice GmbH was established in 1999, new business generated by the unit was less than € 500 m; in 2005, more than 2,000 external sales partners and 120 mobile advisers of BA-CA Finanzservice GmbH generated new business totalling € 2.5 bn, including about one-half of BA-CA's new business in the area of housing and construction finance. We are enhancing the quality and intensity of mobile sales through ongoing monitoring of sales partners and by extending these activities to include new customer groups and providing support to our sales partners in the areas of securities investments and pension planning so that they can offer an all-inclusive range of financial services.

Our **Customer Contact Center** (CCC) has developed into an important channel supporting customer services provided at branches. The Vienna-based CCC employs about 210 staff of HVB Direkt's 1,300 employees. Outbound service agents contact between 20,000 and 30,000 customers during each sales drive organised by our campaign management specialists. In 2005, they arranged 50,000 appointments with account managers in the wake of mailing initiatives. They also made more than 1.1 million telephone calls to perform important service functions: 24h ServiceLine and Helpdesk, e-mail and e-shop as well as the OnlineB@nking and Electronic Banking help desks. Over 600,000 TelefonB@nking transactions and securities orders were processed in 2005. Customer contact is increasingly taking the form of a dialogue also via electronic channels, especially the Internet. In 2005, our OnlineB@nking service was accessed 28 million times, a figure which confirms the central role of this medium for customer contact.

▷ **Product policy and development:** The redefinition of customer segments in line with the bank's new customer service approach and the focus on specific requirements go hand in hand with a needs-oriented product policy. Especially in standard customer business, the bank has identified customer needs that arise at different stages in people's lives and can be met with standardised products better and at lower cost than through a number of individual transactions. This helps to reduce the complex variety of instruments available, in the interest of both the customer and the bank. In this context, standardisation is not in contradiction to customised service. For example, in the lending business, we linked our FlexiblerKredit loan product with Sicherheits-Pakete insurance components which can be tailored to individual needs. On the investments side, we responded to current expectations of investors and their respective risk/return preferences by offering a range of mutual fund products. The market success of guarantee products in 2005 impressively confirmed this strategy. We benefit from an integrated product policy and from the fact that product development and marketing are closely coordinated with sales units through various feedback loops.

Standardised product packages meeting individual needs

In the "TopKunden" groups of private customers and SMEs, the focus is still on individual advisory services using the entire range of financial market products, securities transactions and specialised third-party products. We provide these customers with our asset management services and the range of products and services offered by our private banking subsidiaries BANK*PRIVAT* and Schoellerbank.

Production in a narrower sense is performed by the bank's specialist departments and subsidiaries such as AMG, which is also responsible for discretionary custodian business and provides information to account managers, and Capital Invest, BA-CA's fund management company. Membership of UniCredit Group will widen the variety of regions and industries covered, especially through the planned cooperation with Pioneer Group, while further reducing the use of third-party products.

▷ **Direct marketing and campaign management:** The "industrialised sales process" includes an analysis of customer needs and the preparation of data for targeted customer contacts in direct marketing. Statistical methods used for data mining enable us to identify all potential target customers for specific applications and standardised products according to dynamic criteria, i.e. according to concrete needs (probabilities of actual purchase) instead of statistical features. We see this also as empowerment of branch-based sales teams: in 2005, some 350,000 sales hints per month were sent to account managers via the SalesManager (SAM) database. Campaigns for the introduction of new products are coordinated according to a defined time schedule. The interplay of direct marketing and customer service supported by product incentives and advertising measures meets with a very favourable response from our customers.

▶ **Back-office activities and processes:** With a view to benefiting from specialisation through better division of labour, we completed the bundling of all settlement functions in 2005, one of our main projects carried out as part of the process of industrialising the banking business. In October 2005, we combined the previously spun-off subsidiaries specialising in back-office activities into **BA-CA Administration Services GmbH (AS).** The company's 1,800 employees perform all settlement and processing functions for BA-CA. AS services over 2 million retail and corporate accounts as well as 700,000 retail and corporate loans, and processes some 300 million domestic and international payment transactions per year. The spin-off and concentration of back-office functions was a complete success. By relieving the sales units of administrative work, this move has helped them to focus on their sales activities while being supported by a professional partner on the basis of transparent service level agreements. On the part of AS, the status as an independent partner has enhanced staff motivation and professionalism. After all, AS is the largest provider of financial settlement services in Austria. In the future, AS's specialists will concentrate on process design and improvement.

▶ **Risk management, scoring:** In September 2005, we introduced the new retail scoring procedure. We thereby meet the Basel II requirements (under which banks using the IRB advanced approach have to review the credit rating of borrowers with a turnover of less than € 1.5 m by means of a scoring procedure at least once a year). In addition to application scoring, we use a procedure for fully automated scoring on an ongoing basis. This accurate tool for assessing the creditworthiness of customers enables the bank to set risk-adjusted terms and conditions for retail banking business and to identify problems at an early stage. In the case of payment delays, the bank applies a "soft collection" procedure within the bank or via the call centre, trying to identify the causes of any problems and find ways of resolving them before initiating reminders. The scoring procedure used by the bank to monitor the creditworthiness of borrowers is the basis for a standardised loan product which we introduced in mid-March 2005: **ErfolgsKredit** is available for amounts up to € 50,000, depending on the purpose and the borrower's ability to repay the loan. The loan is granted on the basis of the scoring and an automatically prepared household budget calculation, with a range of risk-adjusted terms and conditions automatically supplied to account managers. All steps, from advisory services to conclusion and disbursement of the loan, can be processed with a single system and after a single appointment with the customer.

Accelerating the lending process

▶ **Sales support and IT:** In July 2005 we introduced SalesManager, a new front-end system used by account managers for their daily sales activities. SalesManager is a highly integrated, web-based platform supporting the sales process by linking all relevant customer and product information. The integration of previously separate systems enables account managers to use a single interface to input transactions and forward them for settlement. In addition, the system provides an updated overview of the progress of the account manager's sales activities. Potential transactions that may be offered to selected business customers have been collected and integrated in the front-end system.

▷ **Sales controlling and incentives:** In 2005 we refined our internal controlling system in line with the value-based management approach. The cost of capital is now applied not only in the presentation of business segment results and the results of regional units but also in product pricing and in customer-related calculation. The sales targets under the internal controlling system are linked to various incentives. The new internal service regulations introduced by BA-CA in 2005 provides greater scope for a performance-based remuneration system.

▶ **Marketing support.** In 2005, Bank Austria Creditanstalt pursued a combined advertising strategy for private customer business, linking the "Bank Austria Creditanstalt, die Bank zum Erfolg" brand more strongly with promoted themes and products. This new campaign architecture started successfully at the end of January with a campaign entitled "What would growing demands be without ErfolgsVeranlagung?" which featured the "Global Index Garant 2005" and "Capital Invest Osteuropa Garantie" guarantee-linked investment products. In addition to stronger ties between brand and theme/product advertising, another focus in 2005 was on anti-cyclical advertising activities. This change in strategy was successful: the new housing finance campaign conducted under the slogan of "What would a nice home be without Erfolgsfinanzierung?" received the best ratings ever achieved by any of BA-CA's spot and advertising themes. To win new young customers, we promoted our MegaCard product. The message "More freedom" used by the bank in its communication activities has a strong appeal to young people and supported the acquisition of new customers. The bank also intensified its presence at events for "young citizens", SAAC snowboard camps, etc.

Our marketing efforts targeted at small and medium-sized companies in the first half of 2005 concentrated on treasury business with customers. We thereby raised SMEs' awareness of opportunities and risks arising from interest rate and exchange rate fluctuations, and succeeded in dispelling the reservations of many of these customers about the use of hedging products. In the second half of 2005, our communication activities focused on Integrated Corporate Finance (ICF).

We offered interactive planning workshops to give small and medium-sized businesses professional access to integrated corporate and financial planning, and to familiarise them with the significance of professional financial planning for long-term business success.

Restructuring of business with SMEs

Business with small and medium-sized companies (SMEs) is a problematic segment for the banking sector in Austria. The reasons for this are adverse developments over decades and also intense competition for market share by banking sectors operating with different expectations of profitability. Moreover, the subsidisation of loans well into the 1980s and cross-subsidisation of lending business within banks created a situation characterised by insufficient capital resources and disproportionately high levels of debt in the business sector. Ultimately, the lack of transparency of actual risk-adjusted costs of loans had an unfavourable impact on companies. In recent years the range of opportunities has been expanded considerably not only for large corporates but also for SMEs. But the available opportunities are still not used enough.

We are convinced that we can operate profitably in the SMEs segment, generating profits over and above our cost of capital in the medium term on a sustainable basis. We also think that we can expand in this segment, primarily by means of modern products with no impact on the balance sheet, as well as by supporting companies' own reorganisation efforts in their financial management.

Lowering the proportion of lending business through advisory services

The main idea is to lower the proportion of **lending business** by improving companies' financing structure. If our customers are more resilient, we can reduce Bank Austria Creditanstalt's loan losses. At the moment, the annual provisioning charge in the SMEs Austria segment absorbs about one half of net interest income (2004, 2005 adjusted, see management report of the Group). One requirement is price transparency and the implementation of risk-adjusted terms and conditions. We have already provided information and carried out preparatory work by way of RatingBeratung, our rating advisory service. As the SMEs segment is basically a retail segment with a large number of low-volume transactions, it is important to reduce unit costs via more efficient processes. This applies to the expensive loan process, which we intend to streamline and simplify, and to routine business transactions, where we will increase the degree of automation. We want to restructure the SMEs business segment by enhancing our business relationship with each customer.

We have set ourselves the target of achieving an ROE of 7.5 % for 2006. By implementing the business model described above – in particular, the relationship management model, product policy and marketing, back-office procedures – we have made major headway in modernising the SMEs segment and we have created the conditions for more tightly focused measures. Our efforts in this context are complemented by the ongoing "SME Plus" project comprising several sub-projects, which we largely intend to complete in 2006.

As a first step we have analysed our business relationships with each individual customer using our improved customer data bases. We have identified and informed those customers with whom our business relations do not create value for the bank, i.e. where the return is below the cost of capital or the bank even makes a loss. To optimise these customer relationships we have introduced cost-covering prices and a risk-adjusted loan margin. We have also examined the collateral and any special terms and conditions, and selected the adequate relationship management intensity (for business relationships with little value enhancement potential). By spreading the terms and conditions, we are encouraging the use of electronic sales channels and automatic forms of settlement. We take a comprehensive view of business relationships and aim to expand profitably.

In our **FinanzCheck**, an innovative advisory service provided to small and medium-sized companies free of charge, we analyse the current extent of our business relationship and future business potential in the interest of both parties. The aim is to eliminate weak points caused, for example, by manual procedures required for payment transactions, by unutilised discounts, unprofitably invested liquid funds or a lack of retirement planning products, both in the business and privately. The input of knowledge gained from FinanzCheck and the availability of adequate standard products in our computer-based systems enable our relationship managers to use **cross-selling** potential and thus increase our share of wallet for the respective customer. As loans have so far accounted for a large proportion of business with SMEs, we are now encouraging leasing and alternative financing methods as well as checking overdraft limits and their utilisation. We also offer investment and retirement planning products as well as Treasury services.

Further sub-projects concern the re-engineering of processes for payment transactions and in lending business. These two areas are the main reasons why the business segment operates at below-average cost efficiency (cost/income ratio: 66 %). The choice of a suitable low-cost form of **settlement** for both the customer and the bank is a basic rationalisation exercise. The degree of automation will be increased by online sales channels, especially for day-to-day business, including a significant expansion of BusinessNet. We have already achieved a notable improvement in **credit process** efficiency by way of cooperation with our settlement specialists at AS. The bank now makes an initial assessment of the credit rating of customers and monitors it using an automated procedure rather than whenever changes occur. In this context we use the same scoring system as for private customers. This shortens processing times (which is also in the customer's interest) and increases flexibility. In the area of **risk management** we are testing a soft collection procedure in cases where problems such as delays in payment arise, and a more stringent collection procedure for small-volume loans.

Business development in 2005

In the past three years the "Fit for Sales" programme has led to a significant improvement, as can be seen from the new business volume in the private customer segment.

		New business 2005	Increase since 2002
Construction and home loans	€ m	2,965	120 %
Consumer loans	€ m	1,213	62 %
Motor vehicle leasing	units	3,050	92 %
Sales of Capital Invest mutual funds	€ m	2,454	193 %
Sales of BA-CA's own issues	€ m	1,309	73 %
Building society savings agreements	units	90,271	8 %
Insurance policies	€ m	336	2 %

Once again, 2005 was a very successful year. As can be seen from the percentage increases in the table above, business profited from the strong performance of stock markets, which stimulated investment and custody business. In 2005 we focused on specific themes (including guarantee products, e. g. R. I. CH.). We were also able to expand our market position by way of active sales and various innovative products, such as the FlexiblerKredit loan product, BA-CA Residential Construction Promotion of up to € 600 and DepotCheck, a custody product. The more detailed segmentation into the respective "Erfolgskunden" and "TopKunden" groups of private customers and business customers, as well as efforts to meet the specific requirements of various customer groups, proved successful. Our coordinated sales initiatives and targeted dialogue marketing enabled us to achieve high volume growth even in less dynamic market segments. In addition, we further expanded our advisory expertise and aligned our range of products and services for customers more exactly to recurring requirements. We improved and automated the information provided to account managers, so that advisory and transaction-relevant information is available at a mouse click.

Financing activities

We endeavoured to standardise loans and streamline and speed up the conclusion, settlement and monitoring of transactions. We also wanted to enhance customer benefits by introducing more flexible design options and additional insurance components. One example is the combination of the FlexiblerKredit loan with an insurance package which can be combined individually and according to customers' needs and serves to cover personal and other risks as well as to build up assets.

Financing activities: strong growth in loans for private customers, in investment finance and guarantee business


BA-CA AG
Changes in 2005 in € m
Construction and home loans
Consumer loans
Overdraft facilities
Working capital finance
Investment finance
Export finance
Contingent liabilities
+17 %
+12%
+ 3 %
– 1 %
+2 %
+ 1 %
+ 11 %
–500
0
500
1,000
1,500

▷ **Financing activities for private customers:** In our financing campaigns we focused on the topic of insurance in the form of ZukunftsPaket. We went a step further with the popular campaign *"One free loan instalment"*, and offered BA-CA Residential Construction Promotion of up to € 600, which was a big sales success. As a result, our market share in private customer financing continued to grow. Our strategy of offering customers flexible financing solutions together with retirement planning components was extremely successful. Construction and home loans grew by 17 % and consumer loans by 9 %, both more strongly than the market, over and above the good results achieved in 2004. Our cooperation with sales partners again made an important contribution to this success; sales partners account for about 45 % of all new financings for private customers.

Loans to private customers grow more strongly than the market as a whole

▷ **Financing activities for business customers:** In 2005, by way of sales campaigns targeted at specific requirements and an individual relationship management approach, we continued to cater successfully to our business customers' financing needs. The focus of further sales campaigns in 2006 will be on standard advisory services addressing the requirements of specific customer groups. In the area of financing activities we continue to pursue selective growth in customer segments with good credit ratings. Using our FinanzCheck product for SMEs, our relationship managers analyse the customer's requirements jointly with the customer. This analysis is used as the starting point for intensified cross-selling in the fields of financing, investment, retirement planning and payment transactions.

In order to optimise risks in the **ErfolgsKunden** sub-group of private customers and business customers, we continued to implement our selective approach in 2005. The rather weak development of existing volumes was offset by an increased level of new business; we were able to stabilise interest margins. In this business segment we will focus on further streamlining transaction settlement processes in 2006. We will also adapt the unit volumes and strengthen business relations with customers with a good credit rating through intensified cross selling. In the **TopKunden** sub-group of private customers and business customers, we were able to achieve our goal of largely maintaining the financing volume in core business. Our risk management activities helped to further improve the quality of our portfolio. The share of top rating class as a proportion of total volume grew further. Simultaneously, we were able to reduce the share of lower rating classes as a proportion of total volume in favour of medium and higher rating classes. In 2006 we will continue to examine the existing portfolio for possible replacement by alternative forms of finance from the ICF product range (factoring, private equity, leasing solutions, etc.).

Investments

The lasting trend towards higher-value types of investment accelerated in 2005. In Austria the total volume of mutual funds (€ 156 bn) exceeded that of savings deposits for the first time. In a sector characterised by low interest rates for many years, performance was the key factor sought by investors – and was available to them thanks to the favourable trends in stock markets. Double digit growth was seen above all in

Investments: large volumes in time deposits, strong growth in own mutual funds and in custody business



BA-CA AG
Changes in 2005 in € m
Sight deposits
Time deposits
Savings deposits
Own issues
Own mutual funds
Wohnbaubank issues and real estate securities
Securities investments (shares, bonds and third-party mutual funds held in safe-custody accounts)
Investments for which the bank acts as intermediary (mainly building society savings agreements, insurance policies)
+11 %
+0 %
–0 %
–10 %
+18 %
+13 %
+7 %
+11 %
–500
0
500
1,000
1,500
2,000
2,500

share indices in Japan, the euro area and the emerging economies, in US indices when calculated in euro, and in commodity and precious metal markets. However, Austrian investors continued to take a defensive approach. In this situation, we offered investment products under the slogan "Security and earnings potential", which gave us a lead in the area of guarantee products (funds and bonds). The excellent sales success achieved with capital-guaranteed products thus stood out from our homogeneous range of products in 2005. We had the right product in the right market at the right time.

▷ Thanks to the funding initiative in the first months of 2005, the **volume of savings deposits** at Bank Austria Creditanstalt remained stable. At € 16.9 bn (BA-CA AG) at the end of 2005, savings deposits continued to be a major source of funding. We continue to cultivate the traditional savings book, including our series with a cover designed by a contemporary artist (2005: Maria Lassnig), but we also encourage the trend to modern, electronic savings products. We were able to increase the number of ErfolgsCard electronic savings accounts by 5.3 %. The KapitalSparbuch is midway between a form of cash saving for transaction purposes and an investment; our "Aktions-KapitalSparbuch" with its attractive interest rate was well received by customers. **Building society savings schemes** continued to offer an attractive investment proposition: in 2005 we concluded about 90,000 new contracts, slightly more than in the previous year. We will continue our cooperation with two building societies, Bausparkasse Wüstenrot and S-Bau. In 2005, Bausparkasse Wüstenrot celebrated its 80th anniversary and granted our customers an anniversary bonus.

▷ Our asset management subsidiary AMG is responsible for structured products. These were extremely well received in 2005. We were able to place **bonds with a capital guarantee** in the amount of € 177 m on the market; in addition to a share-linked bond (RHI AG) they were linked to stock exchange indices attracting strong interest from investors: Weltaktienindex-GarantieAnleihe, Asienaktienindex-Garantie-Anleihe and the BA-CA Rohstoffindex GarantieAnleihe (linked to commodities). All have a 7-year maturity and a minimum interest rate of 1.5 % to 2 % in addition to the full index performance.

These sales successes have their counterpart in **mutual funds**: in 2005 Capital Invest placed **guarantee funds** in the amount of € 856 m, at the end of the year the total volume was € 1.3 bn. A hitherto unknown sales record in Austria was achieved with Capital Invest R.I.CH. Garantie 10/1012. Within the 5-week subscription period a fund volume of € 450 m was sold. In the same way as earlier extremely successful Capital Invest guarantee funds (Capital Invest Osteuropa Garantie, Capital Invest NeuesEuropa Garantie, and 8 Capital Invest Guarantee Baskets), these mixed funds combine an investment in particularly attractive markets with a 100 % capital guarantee related to the final maturity and an 80 % peak value guarantee. Using the "double guarantee" argument, it was easy to convince customers of the advantages of this structured product. In the case of the R.I.CH. guarantee product, the share portion is invested in the growth markets of Russia, India and China. With a total volume of € 1.3 bn of publicly traded guaranteed funds at the end of 2005, Capital Invest further expanded its market leadership in this area. In all, Capital Invest managed a total fund volume of € 24.2 bn at year-end 2005. The top performers in the share sector in 2005 were the emerging markets led by Central and Eastern Europe. Capital Invest Russia Stock profited from this development and grew by 83 % in 2005. CI Eastern Europe Stock also performed exceptionally well in 2005. Last but not least, the Vienna Stock Exchange continued its remarkable performance – Capital Invest Austria Stock rewarded its investors with a healthy plus of 51.7 %.

Guarantee funds – the hit of the year

▷ **Own issues:** Conservative securities products enjoyed further buoyant growth in 2005. With 51 issues (including private placements), we placed a total volume of € 3.9 bn. Mortgage bonds accounted for € 200 m (5 issues) of this amount, medium-term notes for € 320 m (5 issues) and 41 issues of other bonds for € 3.4 bn. Six issues of BA-CA Wohnbaubank AG, which qualify for preferential treatment in regard to Austrian capital yields tax, represented a sound investment opportunity for investors expressing a preference for traditional bond products. In 2005, BA-CA sold € 461 m in issues, especially in connection with the WohnbankPlan. The Group has maintained its position as market leader in this field. We simplified and improved the informative value of BA-CA's securities-based savings scheme for customers using the WertpapierPlan product by creating a special safe-custody account which complements this product.

▷ **Real estate securities: CA Immobilien Anlagen AG** successfully carried out two capital increases in 2005 with a total volume of € 166 m. During the year, **Real Invest Austria** placed mutual fund shares whose equivalent value exceeded € 470 m. With fund sales of around € 266 m, Real Invest Austria defended its outstanding position among real estate funds in 2005, and is easily Austria's largest real estate fund. BA-CA's successful strategy of direct investments in CEE was continued in the reporting year with the Real Invest IV Shopping Palace Bratislava project; demand from investors was very strong.

Flexible products for closing the pension gap

▷ **Pension planning:** The two state-assisted retirement planning products, BA-CA VorsorgePlus-Plan and BA-CA VorsorgePlus-Pension, continued to be of interest to customers in 2005. Together with other guaranteed-capital retirement planning products they make it easier for our customers to close their pension gap. In addition, the "PensionsManagement Golden Gate" product – a very flexible product with tax benefits, which guarantees the buyer an additional private pension for the rest of his life – was the focus of several product campaigns and was in strong demand. The possibility to structure the components in a very flexible manner is in conformity with our product philosophy: to meet the needs arising in the different periods of a person's life with standardised, but flexible, products. BA-CA's Global IndexGarant 05 is an index-linked life insurance product with tax benefits. It offers investors the average performance of the three leading share indices and a 100 % guarantee on the invested capital, and was well-received by BA-CA customers.

Investments in 2005:
total return on various investment categories



in %
50
40
30
20
10
0
30 %
19 %
22 %
51 %
56 %
18 %
6 %
6 %
28 %
13 %
23 %
34 %
14 %
Global stock markets (MSCI)
USA (MSCI)
Euro area (MSCI)
Austria (ATX)
CEE (MSCI)
USA (SSB WGBI 7–10yr)
Euro area (7–10yr)
Austria (7–10yr)
Global emerging markets
CEE (MSCI)
Hedge funds (Tremont)
Gold
USD/EUR
Stock markets
Bonds
Other
in euro
US dollar appreciation

▷ **Insurance business:** Total premium volume reached a favourable level of € 325 m in 2005. A substantial portion of income from insurance business was achieved with the combination product "Active Cash mit ErfolgsCard" which is provided for a limited period, and with classic life insurance policies where premiums are paid on a regular basis – a classic example of a bancassurance cross-selling product.

▷ The **Mitarbeitervorsorgekasse** product (designed to meet demand from companies following a change in the Austrian regulations governing severance payments) was again successfully sold to business customers in 2005. Particular attention was paid to the initial period of the compulsory assignment of health insurance funds. Our partners of VBV-Mitarbeitervorsorgekasse are now serving 17,000 companies.

Asset Management Gesellschaft mbH (AMG)

AMG is the asset management company of Bank Austria Creditanstalt. It specialises in asset management, fund asset management, capital-guaranteed asset management, and on providing brokerage services. AMG also has important functions within the BA-CA Group in the area of securities business (supporting sales activities, product management, and securities taxes and special products). In the area of **individual asset management** portfolio volume increased by 8 % in 2005 over the previous year, and in funds of funds business it was up by 25 %. AMG's **brokerage activities** largely focus on private customers. 2005 was a very successful year, given the favourable performance of stock markets. The number of safe-custody accounts maintained by AMG rose by 30 %, while the volume of assets under management was up by 31 %.

We attribute our successful performance to the following factors: a focus on the creation of products tailored to meet customer needs; selective marketing by targeting specific, homogenous customer groups; a flexible product design; maintaining a transparent range of products (core product catalogues for our customer segments) with a focus on quality products which receive the necessary sales support; and the optimisation and maximum standardisation of settlement operations.

Capital Invest

2005 saw an almost 20 % increase in the fund volume managed by Capital Invest, which climbed to € 24.2 bn. This corresponds to a market share of 15.54 %. Assets under management (including advice mandates and CEE) totalled € 27.2 bn at year-end 2005, a rise of 24 % on 2004. As in the preceding years, customers expressed great interest in Capital Invest's guarantee funds, an area in which it is market leader. The Capital Invest R.I.CH. Garantie product, already referred to earlier in this report, was an exceptional market success. Private investors account for a little over one half (52 %) of Capital Invest's fund volume, while the rest was placed with large and institutional investors.

In addition to the existing, very successful CEE products it has been the success of the Capital Invest Osteuropa guarantee funds which has to a large extent enhanced Capital Invest's image as a competence centre for investments in Central and Eastern Europe. In 2005, Capital Invest's fund volume in CEE increased by 77 % to € 2.5 bn. This is again well above the 62 % growth rate recorded for 2004. In terms of volume of assets under management, Hungary, Poland and the Czech Republic lead the league of countries in this very young market.

Numerous awards to Capital Invest funds by national and international agencies have again confirmed the quality of Capital Invest's products. The Lipper Fund Awards 2006 named the CI Global High-yield "Best Fund over Five Years" in its category. In rankings by Standard & Poor's, Capital Invest came out top in its category in Austria over a five-year period. Other Capital Invest funds came in second place and four in third place. E-fundresearch placed CI Austria Stock in the top five funds in a Sharpe ratio ranking. In a ranking of funds by the financial magazine Capital, Capital Invest came in second place out of a total of 86 funds in German-speaking countries.

BANK*PRIVAT*

BANK*PRIVAT*, which serves high net worth individuals, is one of Austria's leading private banking institutions in the top market segment. In the course of 2005, assets under management rose by 17 % from € 3.8 bn to € 4.5 bn at the end of 2005. Results for the 2005 financial year were 20 % up on the previous year, making 2005 one of the bank's most successful years to date.

BANK*PRIVAT*'s activities are guided by the principle of maintaining close relationships between the portfolio manager and the client, the creation of exclusiveness, providing comprehensive, efficient services, and, most importantly, working through the client's wishes and objectives. This philosophy is best expressed by BANK*PRIVAT*'s guiding principle: "There are no standard investment strategies. It is the client who gives us the full picture". The exclusiveness is reflected in the minimum amounts required to qualify as a private banking client at BANK*PRIVAT*: liquid assets of € 1 million for high net worth individuals or a gross annual income of at least € 150,000. While some private banking institutions have recently significantly eased their eligibility criteria, BANK*PRIVAT* continues to see its own criteria as an indicator of exclusiveness and quality for customer service. It is this which sets BANK*PRIVAT* apart from its competitors. Exclusiveness goes hand in hand with the close ties maintained with high net worth individuals, both from a regional perspective and in understanding their problems. The institution's core business consists of providing comprehensive advisory and asset management services to generations of clients. BANK*PRIVAT*'s Family Office brings together bankers, lawyers and tax experts. Activities in 2005 focused on expanding the institution's regional presence in the federal provinces of Lower Austria, Upper Austria and Carinthia, as well as in Vienna. In this context the events organised by BANK*PRIVAT* had a stronger regional emphasis while taking into account the habits of clients in the top segment. Examples are the new Family Office brochure "Kunst als Vermögensanlage" (available in German only) or numerous cultural events in an exclusive setting.

No standard investment strategies in the top segment

Schoellerbank

Schoellerbank is one of Austria's leading private banking institutions. It serves over 27,000 clients, for whom it manages assets totalling € 5.9 bn. The bank's core competence is the provision of comprehensive advisory services. Schoellerbank specialises in classic investments, asset management and retirement planning. Within the framework of its advisory services, its Family Office also offers solutions to complex problems. The bank's investment philosophy is: "Investing is better than speculating".

With a network of 13 branch offices and 360 employees, Schoellerbank is the only private banking institution which offers its services on a country-wide basis in Austria. A special report published in the renowned daily newspaper "Die Welt" in 2006 and entitled "The elite of the asset management companies in the German-speaking countries" ranks Schoellerbank among the twelve top private banking institutions out of a total 262 institutions that were tested. Schoellerbank is wholly-owned by the Bank Austria Creditanstalt Group. After a dividend payout of € 12.6 m for 2004, Schoellerbank will pay a dividend of € 21 m for 2005.

Accounts, payment transactions, e-business, services

For both private customers and companies, the account remains the focal point for all financial transactions. As of year-end 2005, 620,000 customers had opted for an Erfolgs-Konto package (the account packages were introduced in 2002 with the merger of Bank Austria and Creditanstalt). These were supplemented by 1.25 million payment transaction accounts. Our efforts continue to focus on promoting non-cash payments: BankCard with a Maestro function, Quick, credit cards, OnlineB@nking and TelefonB@nking are all components of the Erfolgskonto packages and offer customers the possibility to make payments worldwide at any time. Customers can access their account around the clock (indoor ATMs, TelefonB@nking and OnlineB@nking, MobileB@nking). Credit cards with the possibility to make instalment payments offer customers additional liquidity.

In September 2005 we abolished the account maintenance fee for student accounts and accounts for young people if these had debit balances. In line with this policy, the BankCard with the Maestro function is now being offered to students free of charge. This measure of Bank Austria Creditanstalt is designed to support the education of the younger generation of customers by not imposing additional financial burdens on them. The remaining target groups used our customer loyalty programmes which comprise ticket services for selected events, a bonus points programme, the InvestorsCircle, the MegaCard and Club Suxess.

Cards for young people

In the area of payment transactions we continued to receive high satisfactory ratings above all from our business customers. However, revenues, including those from the growing volume of payments within the EU, declined. The payment transactions environment is currently characterised by legal changes: as of 1 January 2006 the limit for EU transfers executed at the same price as domestic transfers was raised from € 12,500 to € 50,000. The Austrian National Bank modified the reporting requirements for foreign exchange transactions; changes included the abolition of the foreign transfer-related reports for statistical purposes. Legal requirements for combating money laundering and terrorism financing (implementation of a recommendation by the Financial Action Task Force) are being appraised by experts. The new legal provisions, especially the new legal framework for an EU-wide uniform payments system, will have far-reaching implications for both banks and their customers in the coming years.

In our **card business** we adopted the innovative products of the credit card companies with which we cooperate. BA-CA introduced VISA Electron Prepaid, the first rechargeable credit card, at the end of 2004. This product is ideal for young people already using the BankCard (e.g. for travelling), since only the amount stored on the card can be used and it is ideally suited for entering the realm of non-cash transactions – without any danger of the account being overdrawn. A focus of innovative products in 2005 was **security**: all cards with the Maestro function (BankCard and MegaCard) are equipped with a digital signature function, or cards can be exchanged for others with this function. The Maestro SecureCode (MSC) is a system offered by Europay Austria for making secure payments in the Internet; this is offered as an additional function of the Maestro card. BA-CA MasterCard was also equipped with this function and consequently permits secure payments to be made via the Internet. This has gained high acceptance worldwide.

Security – a focus of innovative products

As of the end of 2005, 541,000 **credit cards** had been issued to our account-holders: with a share of 69 % (374,300 cards), the VISA Classic Card, one of the most frequently offered credit cards, accounts for the bulk of total cards issued. The remaining 31 % comprises Diners Club Card and MasterCard customers. In 2005, VISA-SERVICE Kreditkarten AG, a subsidiary in which the bank has a majority holding, achieved a turnover of € 4 bn (+8 %) with some 950,000 cardholders and more than 92,000 merchants in Austria; Austrian merchants accounted for € 2.9 bn (+7 %) of total turnover. The company succeeded in adding about 2,000 new merchants to those already under contract. VISA-AUSTRIA is offering cardholders the "Verified by VISA" payment system to provide additional security for customers who order goods and services via the Internet and pay by credit card. 45,000 cardholders had signed up for this secure system by the end of 2005. VISA has a market share of about 70 % in the student customer group, and BA-CA is supporting efforts in this area with its target group initiatives.

In 2005, BA-CA joined the **VISA Multinational Corporate Programme**. This enables it to offer international corporate customers a worldwide payment system within its own banking network in CEE. The VISA Multinational Corporate Card, issued with a standardised design within the Group, in addition to its payment function therefore also offers comprehensive insurance cover, detailed evaluation possibilities on a Group basis with the help of the Management Information System, and the individual definition of limits per employee by the company.

E-business – a success story

The bank's e-business has continued to flourish. 470,000 of our private customers used OnlineB@nking in 2005, with increasing frequency: every customer on average logs on to the bank's website in the Internet five times a month to settle his payment transactions. Our customers use OnlineTr@der to settle about 10,000 securities orders via the Internet each month. To make it easier for our customers to verify the secure website, the log-on for OnlineB@nking is now on a separate site. We have also enhanced the electronic signature with the TAN procedure: the application of the iTAN offers extensive protection against the abuse of electronic signatures in connection with phishing, trojans and spyware.

Further information is available (in German) at http://sicherheit.ba-ca.com

MobileB@nking by means of a mobile phone was originally developed together with Hutchison 3 and is now available to all providers. Customers can log-on to WAP-B@nking and MobileB@nking at https://mobile.ba-ca.com. The number of customers visiting the MobileB@nking site doubled in 2005.

With the **e-Rechnung** service, for which there is no charge, customers can pay and manage bills via the Internet. Private customers and companies benefit from both paperless transfers and electronic accounting. The simplified registration procedure for e-Rechnung and the growing number of persons or companies presenting bills in this way brings us one step closer to "paperless billing and payment". The common brand **"eps Online-Überweisung"** (eps online transfers) was introduced on an Austria-wide basis in order to make Austrian bank customers aware of this facility enabling them to make transfers online. In 2005, the number of transactions carried out with this system more than doubled, and business volume increased by about one-third.

BusinessNet – the "virtual office"

Our **BusinessNet** banking portal enables companies to make optimum use of the Internet for the settlement of their financial transactions. Three different product types were created to meet the needs of different size companies: BusinessNet B@sic (with limited capacity in the sectors "banking", "foreign trade & guarantees" and "stock exchanges and markets") is overseen by the Help Desk via a link to the CallCenter. BusinessNet Cl@ssic provides all functions while also offering individual customer service via the Help Desk. BusinessNet Profession@l in addition offers individual customer services through the bank's service team of account managers and specialists. With BusinessNet, our customers set up a "virtual office" together with the bank's employees. All data are first processed centrally by BA-CA's high-security server and backed up twice a day. More than 6,000 firms are already taking advantage of the automation of standardised transaction processes. In addition, BusinessNet assists companies in their financial planning, including severance payments and EU assistance schemes. Accounts which were newly introduced significantly enhanced the settlement procedure for guarantees and import letters of credit.

Advisory services and corporate finance

Bank Austria Creditanstalt has for many years also been encouraging small and medium-sized businesses (SMEs) to avail themselves of the bank's professional financial management and use risk management products which were until recently limited to large companies. The success of our strategy in 2005 was reflected in an almost three-quarters increase in fees generated by the use of derivatives.

Treasury specialists serving customers

In day-to-day business the efforts of BA-CA, as the undisputed market leader in treasury sales, focused on eliminating any reservations which SMEs may still have in this respect through individual advisory services and customer contact. To this end, together with International Markets, we set up treasury competence centres in all the capitals of Austria's federal provinces. When advising or visiting companies, our account managers can either be accompanied by treasury specialists, or they can help a company to establish contact with a specialist. In this context we analyse the company's risk exposure and design a suitable hedging strategy.

Financial planning workshops

Austrian companies still have a lot of catching up to do in the area of financial planning. A study commissioned by BA-CA in 2005 revealed that only two-thirds of all Austrian companies with an annual turnover of € 3 m or more have a planning process set down in writing. Professional financial planning forms the basis for a company's long-term success and for active liquidity management. With the **"PlanungsWorkshop"** we therefore successfully introduced an advisory service to cover this need. It is a one-day event which focuses on preparing an integrated corporate finance plan. The **"BusinessPlanner"** financial planning software supports the company in its planning activities. Under its **Integrated Corporate Finance** approach, BA-CA offers companies an additional advisory service for strengthening their capital base and for improving their rating with its **RatingBeratung** software (a rating advisory service). This provides companies with better resources to use the opportunities offered by the capital market. Besides classic loans, **alternative financing products** such as private equity, corporate bonds and profit-sharing securities will become more prominent in the coming years.

International Corporates and Special Finance

Multinational Corporates

For the past twelve years BA-CA has implemented its cross-border relationship management principle to meet the needs of multinational corporates. By utilising regional expertise and the local presence of our CEE banking subsidiaries, highly qualified staff with an international background and sophisticated market knowledge provide tailor-made network solutions for the most diverse requirements of large companies. The group relationship manager in Vienna is the single point of contact for all the customer's needs. This strategy is highly valued by customers, as reflected in an independent customer survey: customers commended the bank's quick and uncomplicated solutions for complex problems as well as the bank's strong network.

Network bank for international corporates

Our international A/CEE Desks are located in the major financial centres of Western Europe, America and Asia and provide internationally active companies both with contacts at BA-CA in Austria and CEE as well as support in the respective countries and assistance in all transactions with Central and Eastern Europe.

In order to maintain our high quality standards, the department was restructured in 2005: to provide integrated relationship management our three customer service centres now deal with day-to-day business in Austria in addition to fulfilling their group relationship management function. Units in the federal provinces outside Vienna serve as points of contact for customers.

In 2005, thanks to newly acquired customers and to growth rates in business in the CEE markets, we were again able to improve the results in business with multinational corporates throughout the Group.

Trade Finance, Cash Management and Financial Institutions

Bank Austria Creditanstalt's Trade Finance division offers customers a selection of hedging and financing instruments as well as cash management products for their foreign trade activities. The product departments of the Trade Finance division benefit from the close cooperation with the Financial Institutions unit, which is responsible for meeting the needs of banks and foreign governments.

Over the past years Bank Austria Creditanstalt has set up local trade finance units within all banking subsidiaries in CEE. While attending to the requirements of local customers, the specialists assigned to these units, together with BA-CA, also assist international corporate customers with their trade finance transactions and offer them cash management services.

In the area of **international export and trade finance**, the *positive development of important export markets of Austrian companies in 2005 led to stronger demand for financing services in countries such as Russia, Romania and Kazakhstan. Large-volume financing transactions were concluded above all for the steel industry and the infrastructure sector. We also succeeded in expanding our customer base in the area of commodities financing through our product expertise and the availability of our network in the traditional commodities markets in the CIS and in CEE.*

Accompanied by the local trade finance units of the BA-CA Group which are supported by the CEE Desk in Vienna, exporters in CEE countries are in the process of capturing international markets. For example, in 2005 Bank Austria Creditanstalt concluded major buyer financing transactions for exports from Slovenia and Slovakia to Russia, and from the Czech Republic to Ukraine.

The trend towards large-volume transactions in **documentary business and guarantees** continued in 2005. This was for example reflected in an over 11 % increase in turnover in letters of credit to more than € 3.5 bn. Turnover in foreign guarantees jumped by 22 % to about € 2.8 bn. The development of the bank's documentary business indicates that China is becoming one of Austria's most important trading partners.

As a traditional gateway for companies expanding into new markets, the **International Cash Management** unit once again recorded a sharp rise in the number of cash management requests from Austrian and foreign customers in 2005. In response to customer needs, BA-CA expanded the functions and regional availability of its cash management services: taking into account the respective legal requirements, BA-CA now offers local and international cash management services across its CEE network. In this context the experts in Vienna coordinate the requests covering a number of countries.

"Our competitive strength lies in the combination of regional network and integrated product competence. Our customers are active in many countries and demand services from a single source. With our Integrated Corporate Finance strategy we offer comprehensive and innovative solutions for every stage in a company's development, from establishment to expansion and M&A. Medium-sized businesses from Austria and from CEE also increasingly use the entire range of products, which was originally available to companies which can tap capital markets."



***Regina Prehofer,** Managing Board member responsible for CEE, Large Corporates and Real Estate*

In addition, Bank Austria Creditanstalt is participating in initiatives to create a pan-European payments system. It is represented in committees of the Euro Banking Association and is active in a number of direct bank cooperation projects.

The main task of the **Financial Institutions** unit is the maintenance, cultivation and expansion of the bank's worldwide network of about 3,500 correspondent banks. These are both important customers involved in direct bank-to-bank business and partners who assist BA-CA in providing professional and comprehensive corporate customer services. In interbank business, the unit especially succeeded in substantially increasing lending volume. In this context the low risk level had a positive impact on earnings. We support the export-oriented corporate customers of our Group through the careful evaluation of risk, by providing advisory services, and by affording protection against bank and sovereign risks.

Corporate Finance and Public Sector

As in previous years, BA-CA maintained its leading position in the field of **structured finance and corporate lending**. Based on mandates for arranging syndicated loans in CEE (incl. Russia and CIS), BA-CA/UniCredit Group ranked sixth in volume and first according to the number of mandated transactions, a total of 55 syndicated loans in CEE – for corporates, banks and sovereigns. The number of deals enabled us to surpass our 2004 result by 190 %.

2005 saw growing demand for acquisition finance in CEE. BA-CA was successful in structuring and placing a number of transactions of this nature for international investors. In line with market conditions the focus was on the mid-cap segment.

Our leading position and expertise in structured transactions in CEE was rewarded with numerous awards, several for the second or third time: Euromoney elected us "Best Project Finance House in CEE" and "Best Loan House in CEE", Global Finance named us "Best Project Finance Bank in CEE" and Finance New Europe awarded us the title "Best Project Finance House".

In view of the growing number of structured finance transactions and project and corporate lending transactions in Austria, we consolidated our leading position in this field. A focus was on project finance in the area of "renewable energy" and on the financing of M&A transactions. The spread of the remaining transactions over various industries reflects BA-CA's wide mar-

▶ Successful in the group of major international banks:

Top Mandated Arrangers Eastern Europe 2005

by market share

	Bank	Deals	Market share
1	Citigroup	46	9.91 %
2	ABN AMRO	30	9.11 %
3	DrKW	17	6.63 %
4	Morgan Stanley	2	5.65 %
5	ING Group	47	4.89 %
6	**BA-CA/UniCredit Group**	**55**	**4.75 %**
7	BNP Paribas	25	4.28 %
8	Calyon	30	3.50 %
9	Goldman Sachs	2	3.41 %
10	CSFB	1	3.35 %

Source: LPC, January 2006

by number of deals

	Bank	Deals	Market share
1	**BA-CA/UniCredit Group**	**55**	**4.75 %**
2	RZB	49	2.69 %
3	ING Group	47	4.89 %
4	Citigroup	46	9.91 %
5	Commerzbank	32	1.91 %
6	ABN AMRO	30	9.11 %
7	Calyon	30	3.50 %
8	Standard Bank	29	1.62 %
9	BayernLB	27	3.29 %
10	Mitsubishi UFJ	27	2.17 %

Source: LPC, January 2006

▶ Undisputed leadership of BA-CA among arrangers in Austria:

Top Mandated Arrangers Austria 2001–2006

	Bank	Volume in € m	Deals
1	BA-CA	2,492	14
2	RZB	1,476	10
3	JP Morgan	1,142	9
4	Dresdner Bank AG	1,089	8
5	Citigroup	1,032	7
6	BNP Paribas SA	747	5
7	Barclays Bank Plc	642	8
8	ABN AMRO Bank NV	467	3
9	Deutsche Bank AG	465	4
10	WestLB AG	409	3

ket base. "BusinessPlanner", our efficient planning software for corporates, was also a core product in 2005 as part of BA-CA's Integrated Corporate Finance approach (under the slogan "Look at your company with different eyes"). Following on from its market leadership in Austria and introduction in Germany, the adaptation of the software for the Czech market is the first step to rolling it out in CEE.

Corporate finance, not just for large companies

The **Public Sector** unit has always accommodated the traditionally strong partnership between BA-CA and the public sector in Austria by way of a special relationship management strategy. Following an internal restructuring process, we now offer a complete range of services throughout Austria for the transaction and settlement of day-to-day business as well as designing complex financing and investment solutions. BA-CA was thus Lead Manager for the first bond issue of Wien Holding GmbH and successfully placed funds for institutional investors on the money market. It also launched "FinanzCheck", an advisory product for municipalities. The public sector is using our expertise in public-private partnerships, acquired both in Austria (truck toll system) and abroad (various CEE projects), to an increasing degree as an alternative to standard solutions. In 2005, the Public Sector unit generated operating revenues of over € 72 m based on a business volume of about € 22 bn. Thanks to its low-cost administrative structure, a low provisioning requirement and minimal equity requirements, it is one of the most profitable areas of the bank.

Complete range of services for public sector customers

In Austria, we are the clear leader in the area of **export and investment promotion finance**, which comprises export credit guarantees covered by Oesterreichische Kontrollbank, international acquisition financings and long-term investment finance taking advantage of national and international assistance programmes. We also avail ourselves more than any other Austrian bank of EIB and KfW facilities for our core markets.

Increased investment both in Austria and abroad, particularly in CEE and Asia, led to a higher volume of long-term export finance products in 2005 as a low-interest alternative financing method. In many cases this also led to business potential in other areas: for example, Treasury transactions as well as account relationships with our banking subsidiaries were arranged locally. Increasing business volumes and growing market shares form the basis for future revenues.

Close contact with newly-established private export credit insurance agencies broadens our product range. For companies in Vienna, the range of financing products has been further expanded by the City of Vienna's export credit promotion scheme.

CA IB: Equity Capital Markets and M&A

Within UniCredit Group, CA IB Corporate Finance is responsible for strategic corporate finance advisory, equity capital markets and merchant banking origination services for Austria and Central and Eastern Europe. CA IB Corporate Finance achieved its best result ever in 2005, with transaction volume exceeding € 10 bn.

Among CA IB's many projects in equity capital markets (ECM), several should be mentioned for their special character: Turkey's largest petrochemical producer Petkim's high profile USD 285 m SPO; the € 56 m IPO of Tallinna Vesi, the Estonian capital's water utility company, was nearly 7 times covered; and in Poland CA IB executed the IPOs of Amrest (USD 60 m) and Pulawy (USD 92 m) as well as Bioton and its follow-on ABB (totalling USD 67 m).

On the back of the strong performance of the Vienna Stock Exchange, our Austrian ECM business once again executed a sizable number of transactions. Notable deals include the capital increases of Boehler Uddeholm (€ 235 m) and Schoeller-Bleckmann Oilfield Equipment (€ 84 m). We also arranged the first ever NASDAQ/Vienna Stock Exchange dual listing for Century Casinos' € 41m capital increase. Last but not least, Sky Europe's € 71 m IPO with a dual listing in Vienna and Warsaw won an award as best IPO from a new EU member state in 2005.

In **Corporate Finance Advisory**, which constitutes some 70 % of CA IB's total revenue, CA IB worked on over 100 projects in 15 countries. Noteworthy deals include CA IB's role advising on transactions in the steel sector, such as the € 2.4 bn acquisition of Erdemir by OYAK, a Turkish pension fund, and the € 4 bn acquisition of Ukraine's largest steel producer Krivorizhstal by Mittal Steel. We also advised BAA (UK), the world's largest airport operator, on the € 1.85 bn acquisition of Budapest Airport Ferihegy. In Austria, CA IB successfully advised First Data (USA) on its acquisition of APSS, and Irish group CRH on its acquisition of Quester Baustoffhandel.

Advising on major international acquisitions

CA IB Merchant Banking, in its first full year of operations, was successful in arranging structured pre-IPO financing for Bioton, a Polish bio-pharma insulin producer, and a strategic investment by BA-CA in Bioton with a subsequent exit via accelerated bookbuilding.

Looking ahead, Central and Eastern Europe will remain the core of CA IB Corporate Finance's business. Strategic capital flows from West to East and equity capital flows from institutional investors show no sign of abating.

Real Estate

In the area of real estate finance, BA-CA is market leader in its core markets of Austria and CEE. Business with multinational corporates in CEE is gaining greater prominence. Committed credit volume more than doubled over the previous year, and revenues almost trebled. In combination with a consistent integrated relationship management strategy in Austria new business in the amount of about € 2.3 bn, an increase of 20 %, was achieved. Gains on the sale of equity interests totalled € 25 m.

Among the major projects in 2005 were the Office Campus Gasometer and the financing of a real estate package for Brau AG. The highlights in CEE, in addition to Shopping Center Bratislava, which we financed and which was acquired by BA-CA Real Invest at the end of June, were the financing of Petricani Shopping Center in Bucharest, a logistics park in Moscow and the Airport City Center in Belgrade.

In Austria, the real estate financing portfolio totalled € 8.8 bn, in CEE it is already € 3.7 bn. We received the "Award for Excellence in International Real Estate in Austria" from the British financial magazine Euromoney in 2005.

In 2005, **TRX-ImmoRating**, a rating tool, established itself as the market standard in Austria. Developed by BA-CA, it combines a customer rating with a transaction rating for the first time and thus attaches more importance to an appraisal of the profitability of a project in light of the expected revenues. For the first time in Austria, the new market and property rating of Immobilien Rating GmbH permits a comparison of properties independently of market values.

Loan disbursements under **subsidised real estate finance**, refinanced mainly via BA-CA Wohnbaubank, grew – especially in the west of Austria – and made the construction and renovation of more than 8,000 residential units possible. The total issue volume of BA-CA Wohnbaubank rose by 15 % to € 3.5 bn in 2005 and enabled the co-financing of about 75,000 residential units.

BA-CA Real Invest, our centre of competence for investment in real estate, is one of the leading real estate managers in Austria and CEE. As market leader in the strongly growing segment of open-end real estate funds, we placed a total of € 466 m (2004: € 191 m) in 2005. In addition to the successful Real Invest apartments for investment purposes we created "Real Invest IV Shopping Palace Bratislava", a new and attractive investment product for high net worth individuals and companies in CEE.

In 2006, the interest of international customers will concentrate on South-East Europe, Russia, Ukraine and Turkey. In addition to participation and mezzanine capital, the securitisation of receivables, e.g. via MBS or credit-linked notes, will assume greater prominence in the future.

Leasing

Leasing, as a modern financing instrument, offers companies and private customers a wide selection of attractive options. In each case the bank tries to meet customers' individual needs with specially tailored financing solutions. In line with this policy, the bank complements the comprehensive range of services which it offers as a universal leasing provider with additional services such as construction management and fleet management, as well as insurance services.

BA-CA Leasing maintained its position as market leader in 2005. New business volume of the entire BA-CA Leasing Group totalled € 2.4 bn, with the CEE countries accounting for more than two-thirds of this figure. In the growth region of Central and Eastern Europe, BA-CA Leasing is the undisputed leader among all Austrian leasing providers, with a market share of 15 % to 20 % in Bulgaria, the Czech Republic and Slovakia and an extensive network of leasing companies.

Strong growth of leasing business in CEE

In 2005, the network of leasing companies in CEE was further expanded with the conversion of the Representative Office in Sarajevo, opened in 2003, into a new subsidiary company with the name HVB Leasing d.o.o. Sarajevo. In Bulgaria, BA-CA Leasing reinforced its leading market position when HVB Leasing merged with Hebros Leasing at the beginning of 2006. The outstanding achievements of BA-CA Leasing's subsidiaries in CEE and their leading role in this business area once again won them recognition in 2005: HVB Leasing Romania was named "Best Leasing Company in 2005" in Romania and CAC Leasing Czech Republic was awarded the "Internet Effectiveness Award 2005" for the most effective Internet solutions.

In the past financial year, BA-CA Leasing for the first time securitised contracts from its Austrian equipment and vehicle leasing business and sold them on the capital market. This asset-backed securitisation (ABS), arranged jointly by HVB Corporates & Markets and Bank Austria Creditanstalt, involved an amount of € 425 m; 53 % of the portfolio comprised vehicles leasing contracts and 47 % related to equipment. We will be looking for further opportunities for ABS transactions in Central and Eastern Europe in the coming years.

First securitisation transaction involving € 425 m

As pioneer and innovator in the leasing sector in CEE, in 2006 our efforts will focus on achieving sustained growth in all markets, and in response to the growing demand for leasing services we want to expand into new markets such as Russia and Ukraine.

International Markets (INM)

The International Markets business segment comprises BA-CA's operations in international financial markets. INM links financial markets, customers and the bank.

INM also performs an essential complementary function as a centre of competence for commercial customer business, in which derivative financial instruments play an increasingly important role.

We help global companies to access markets in Central and Eastern Europe, offering them a comprehensive range of tailor-made services to meet their specific needs.

We assist medium-sized companies in their efforts to modernise their financial management and optimise their risk management.

The unique selling proposition of the International Markets business segment – within the Group and in the market – is its emerging markets competence, in both sales and primary market activities. INM conducts the financial market transactions of BA-CA's banking subsidiaries and thus ensures uniform service standards for our customers, irrespective of a market's stage of development.

INM's proprietary trading operations are the basis for all these functions. In this area INM looks back on a steady upward trend in results in a varying market environment. The wide diversification of trading activities made a significant contribution to the steady improvement in results.

Over the past years, International Markets has made a growing contribution to BA-CA's profits. An important aspect in this context is equity allocated to the business segment: in the past years, mainly as a result of the growing use of derivatives, the amount of capital employed by INM declined significantly while business volume rose. In 2005, operating revenues including the net result from investments exceeded € 300 m. Accounting for 3 % of total equity allocated to BA-CA's business segments, INM generated 12 % of BA-CA's net income. The ROE after taxes reached 58.4 %. All areas of proprietary trading and customer business contributed to these excellent results.

In 2005, International Markets pursued further growth in customer business:

- A strategic focus was on rolling out derivative financial products for companies across the entire CEE network. On the model of the successful Treasury Sales strategy in Austria, we launched the CEE Sales Initiative in cooperation with account managers in the Central and Eastern Europe business segment. We are thereby responding to strongly growing demand from young and modern CEE companies, and we also aim to achieve a sustainable increase in risk-free fee and commission income from sales of derivative products. Following the set-up of the required systems, we are now in a position to offer all derivative products and structures available in the BA-CA Group also to business customers in CEE, which enables us to tap new earnings and customer business potential.

- Another strategic objective in 2005 was to intensify services for institutional customers. We bundled the relevant sales activities within the Institutional Sales & Origination unit with a view to offering these customers tailor-made solutions from a single source. We also created the conditions required for business relations with hedge funds, a customer group with which we aim to intensify business relations using our emerging markets expertise.

Asset/liability management

In long-term capital market funding, we achieved the planned volume while taking advantage of declining spreads in 2005. A particularly gratifying feature is the strongly increasing proportion of structured issues placed with the bank's institutional and retail customers. At the beginning of the year, we carried out a second structured retail hybrid Tier 1 transaction to optimise the bank's capital resources. In the short-term sector, the bank achieved steady and significant liquidity surpluses.

"We see ourselves as intermediaries in the markets. We help regional customers in Central and Eastern Europe to access global financial markets and support global investors entering the growth markets in Central and Eastern Europe."





Willi Hemetsberger, *Managing Board member responsible for International Markets*

Customer-driven treasury business

Treasury Sales strongly expanded its market share and earnings in 2005. Our ongoing product innovations aimed at taking advantage of current market developments met with a very favourable response. Moreover, we bundled sales and process responsibility for all Austrian Treasury Sales activities within INM, a move which made a substantial contribution to the strong performance in 2005. Uniform management of sales activities enabled us to unlock synergies and further sharpen the sales focus. Our strategy of offering treasury transactions increasingly also to retail customers was very successful. Based on appropriate product developments and support provided to account managers by our experts at regional centres of competence, revenues from treasury retail business doubled or even tripled in some regions.

Sales of carry trades and the optimisation of asset and loan portfolios are gaining greater prominence in business with corporate customers. In addition to acquiring new business, we focused on portfolio restructuring in response to volatility in interest rate and currency markets. Quite generally, customers tend to realise gains prior to maturity and to look for further market opportunities to optimise interest expense and income; as a result, the maturity of portfolios is steadily declining. This shows that active management of opportunities and risks already makes a significant contribution to companies' results.

New issue business

Favourable interest-rate levels were one of the reasons why the total volume of new Austrian corporate bonds issued in 2005 reached about € 4 bn, exceeding the previous record figure of 2003. BA-CA continued to expand its leading position in this area. We lead-managed public corporate bond issues of companies which included Wienerberger, Frauenthal Holding, Novomatic, Egger Finanzservice, Eybl International and Wien Holding. With the first basket bond of Austrian companies we implemented an innovative method of financing to meet the requirements of medium-sized companies. The CHF 500 m bond lead-managed by BA-CA for Niederösterreichische Landesbank-Hypothekenbank AG was the largest bond launched by an Austrian issuer in the Swiss capital market in 2005.

In Central and Eastern Europe, BA-CA arranged numerous transactions for CEE borrowers in 2005. Noteworthy transactions included a number of Bulgarian domestic bonds and a € 130 m promissory note loan for Russia's Vneshtorgbank.

We were the first Austrian bank to issue significant volumes of structured products based on credit derivatives (first-to-default structures). BA-CA thus became a pioneer in credit-linked business. To develop customer business in this area, we built up sales capacity for institutional investors.

On the Vienna Stock Exchange, on CEE stock markets and in Turkey, BA-CA was a major market player involved in numerous transactions through its subsidiary CA IB (for details, see "CA IB" in the International Corporates and Special Finance section of the Annual Report).

Financial Engineering

The Financial Engineering unit again achieved an increase in revenues in 2005 by expanding interest rate derivatives business and bond trading in CEE currencies. Sales of structured products through Treasury Sales and Institutional Sales as well as the Austrian retail network (under AMG's product management) rose significantly. Substantial contributions came from the strong growth of customer business in CEE and expansion of asset classes to include structured credit and equity-linked products. Our structuring team performs a hub function for customer business. The members of the structuring team maintain contact with sales units and receive direct feedback from our customers on proposed product solutions. The team also has access to all markets and can make available tradable prices in real time.

Cooperation with research and local units is seen as the main driver of further opportunities for sales to institutional customers. This gives professional asset managers access to new attractive markets, including Ukraine and Serbia, at an early stage. These activities are based on BA-CA's leading market maker role in CEE currencies for derivatives and bonds.

Another highlight in 2005 was the hedge relating to the R.I.CH. fund, the most successful retail product of the year, which offers investors the opportunity to participate in the performance of markets with disproportionately high earnings potential. The transaction was structured to provide a capital guarantee and an 80 % peak value guarantee.

Equities

Another record year for the Vienna Stock Exchange, with an annual performance of +51 %, and the strong gain of the ATX, which outperformed other European stock indices for the third time in succession, provided the basis for record results from equity sales and trading. Excellent corporate results and the slowly recovering European economy led to greater optimism, especially in the German stock market.

Record year on the Vienna Stock Exchange

In primary market activities, BA-CA and its subsidiary CA IB played a leading role among all investment banks in Austria and Central and Eastern Europe. New equity issues lead-managed by the bank and successfully placed by BA-CA's sales team included the IPO of SkyEurope, the capital increase of Boehler-Uddeholm and Century Casinos' listing on the Vienna Stock Exchange accompanied by a capital increase. In Poland, CA IB was the most active issuing house, with seven transactions including equity issues of AmRest and Bioton.

BA-CA expanded its leading position in equity derivatives business by offering innovative solutions to issuers and investors. CA IB attracted great attention when it launched the first-ever Turkish equity derivative and structured the first repo deal in the Polish market.

In customer-driven trading/brokerage, traded volumes of equities and warrants increased by more than 240 % compared with the previous year. The successful sales activities benefited from the strong performance of the Vienna stock market and from private investors' growing interest. Bond transactions rose by 23 %. Options and futures trading in international forward markets grew by 20 % over 2004. Overall, more than 950,000 customer orders from private customers and companies with a total market value of about € 10 bn were placed with 60 exchanges.

Custody

In the custody business, the volume of securities holdings deposited with the Group by foreign institutional investors exceeded the € 70 bn mark for the first time. In 2005, net commission income rose by significantly more than 30 %. This excellent development was also due to several new mandates from new major international customers in various CEE markets.

Proprietary trading

The excellent performance of **relative value trading** in 2005 was supported by four areas: financial strategies, ABS trading, high-yield trading and investment-grade corporate trading. Based on the diversification strategy pursued by these units, overall results improved and earnings volatility was reduced.

The very good results generated by **foreign exchange trading** in 2005 were mainly based on the rise of the US dollar in the first half-year and on increases in gold and silver prices in the second half of the year. Another focus was on providing comprehensive services to customers in the area of order trading.

The activities of the **Money Markets** unit were strongly influenced by massive speculation about interest rate cuts and by the ECB's subsequent move to increase its key interest rate in December 2005. The repo desk implemented a new front-office system which can be used for securities position-keeping and liquidity management.

Emerging Markets Investments again performed strongly. Overall, emerging markets showed an upward trend worldwide in 2005. Various irritations in the corporate sector, such as those surrounding General Motors, had only little impact. In fact, investors increasingly saw qualitative emerging markets investments as an alternative to corporate bonds from the G-7 countries. This put pressure on yields while also leading to notable fundamental improvements, reflected in a number of rating upgrades, surprisingly strong price increases for commodities and continued excess demand. The development of pension funds in emerging markets and the prospect of relatively low, stable interest rates led to enormous liquidity. In 2006, the Emerging Markets Investments unit will include equities in its portfolio in order to further diversify its activities.

Strategic outlook

INM has set itself ambitious targets for the coming years: in addition to improving key performance indicators such as the ROE, efforts will focus on further optimising earnings quality ("low-risk earnings") and further reducing earnings volatility.

These are the strategic focal areas:

- Ongoing development of new products across all asset classes.
- Further expansion of the market leadership position in CEE derivatives to give customers access to new markets in EEMEA in cooperation with local units.
- Design and marketing of tailor-made solutions for all investment and risk management needs of institutional and private customers.
- Targeted relationship management.

This and INM's wide diversification within risk categories, the focus on derivatives with a view to efficient use of capital and more intensive collateral management (for the efficient use of counterparty limits) as well as the promotion of netting agreements creates the requirements for operating successfully even in a difficult market environment.

In the sales sector, close cooperation with the Financial Engineering and research units, combined with access to the liquidity centres for flow products, will support further revenue growth. The strategy of expansion is based on four pillars: acquisition of new customers, diversification across asset classes, geographic expansion and deepening of the product range, away from standard products towards a new generation of structured products.

Our "CEE Sales Initiative" conducted together with the CEE Corporate Customers unit, is aimed at further developing the product range and aligning the product offering with specific market and customer needs. This will contribute to ensuring innovation and giving INM a competitive advantage in the region. Based on initial sales success, these efforts should generate a significant contribution to profits in 2006.

In the origination sector, INM intends to pursue the strategy of a CEE centre for interest rate products. The strong market position in Austria is to be reinforced with additional new products, while the focus in Central and Eastern Europe will be on new issues in local currency for corporates, financial institutions and public sector entities.

The Financial Engineering unit will focus on derivatives based on ABS, CDOs and credit indices. These instruments provide more opportunities for proprietary trading, especially the possibility of offering more credit-linked customer products in cooperation with Financial Engineering. Activities in the high-yield sector are also to be expanded.

Since the beginning of 2006, equities business with Austrian institutional customers, previously located in BA-CA, has been managed by Vienna-based CA IB International Markets AG. This move ensures that the entire equities business of the BA-CA Group is handled by a single entity.

INM Awards

Global Finance

- **Best FX Bank in CEE**
- **Best FX Bank in Austria**

Finance New Europe

- **Best Investment Bank in CEE** (CA IB)
- **Best Equity House in CEE** (CA IB)
- **Best Regional Brokerage House in CEE** (CA IB)

Rzeczpospolita

- **Most active IPO House in Poland 2005** (CA IB)

Global Custodian

- **"Best Agent Bank in Central and Eastern European Markets"**
- **"Top Rated Agent Bank" in**
  - **Bulgaria** (HVB Bank Biochim)
  - **Croatia** (HVB Splitska Banka)
  - **Hungary** (HVB Bank Hungary)
  - **Poland** (Bank BPH)
  - **Romania** (HVB Bank Romania)
  - **Russia** (International Moscow Bank)
  - **Ukraine** (HVB Bank Ukraine)

Global Investor "European sub-custody review"
1st place (weighted) in:

- **Czech Republic** (HVB Bank Czech Republic)
- **Poland** (Bank BPH)
- **Slovakia** (HVB Bank Slovakia)
- **Slovenia** (Bank Austria Creditanstalt)

Institutional Investor

- **Best Equity Research in Hungary and Poland** (CA IB)

Thomson Financial/Extel

- **Best Research in CEE** (CA IB)

Euromoney

- **Best Equity House in Hungary** (CA IB)

discerning | vibrations








promoting

Central and Eastern Europe (CEE)

Record performance in 2005 ...

2005 was another successful year for the CEE business segment following the good results in 2004, fully confirming that we are moving in the right direction. Net income before taxes reached € 704 m, an increase of 93 %. Adjusted for one-off income and special effects (capital gains of € 123.5 m in connection with the acquisition of a majority interest in Banca Tiriac via an exchange of shares, and allocation of € 7 m to provisions for restructuring costs), net income before taxes rose by 65 %. The improvement resulted from a 28 % increase in operating revenues after the provisioning charge, while costs were 19 % higher than in the previous year. Exchange rate effects and the inclusion of additional companies in the group of consolidated companies had no major impact on the overall positive picture. The main reason for these good results was growth. Risk-weighted assets increased by more than one-quarter; margins, though declining, remained satisfactory. Fee-based business also made a strong contribution to revenues; this reflects the growing use of products with no impact on the balance sheet and increasing income from services – in brief, the growing market maturity of numerous CEE countries. The cost/income ratio fell significantly; the net charge for losses on loans and advances absorbed 12 % of net interest income, a figure that is lower than for the bank as a whole (19 %). The ROE before taxes was 33.4 % (on an adjusted basis, 28.6 %), exceeding the target of 25 % which we had set ourselves when we launched the BA-CA shares on the stock market in mid-2003.

Growth in Central and Eastern Europe

Net income before taxes of consolidated banking subsidiaries


€ m
700
600
500
400
300
200
100
0
209
281
321
493*)
650
+33 % p.a.
+32 %
2001
2002
2003
2004
2005

*) after first-time application effects

The combined net income before taxes of the CEE banking subsidiaries, excluding Vienna-related central items for the business segment, (whose results were not distorted by the special effects) reached € 650 m, an increase of 32 % (compared with the previous year's figure adjusted to reflect IFRS first-time application). Thus it was twice as large as in 2003.

▶ The CEE subsidiaries improved their results by 33 % p.a. on the average for the years since 2001.

The 2005 figures reflect mainly organic growth. Following the acquisition of Hebros Bank in Bulgaria and Eksimbanka in Serbia at the end of 2004, we acquired two more banks in South-East Europe (SEE) in 2005. At the end of August 2005, we acquired a majority interest in Banca Comerciala "Ion Tiriac" S.A., Bucharest, by way of an exchange of shares; this bank will be merged with HVB Bank Romania S.A. to form the fourth-largest bank in Romania. With its focus on private customer business, Banca Tiriac has a large customer base and a country-wide network of branches, optimally complementing the strength of our subsidiary HVB Bank Romania in corporate banking. Bank Austria Creditanstalt also acquired 83.3 % of Nova banjalucka banka, the third-largest bank in Republika Srpska, which concentrates on serving small and medium-sized businesses and private customers. On the basis of this acquisition, BA-CA's market share as fourth-largest bank in Bosnia and Herzegovina rose from 8.5 % to 10.9 %.

▶ At the end of 2005, BA-CA was active in 11 countries, with total assets of CEE operations reaching € 37.4 bn, more than three times the 2001 figure.

... based on development and expansion over many years

We are proud of the development of our business in CEE, which we achieved together with our local banking subsidiaries and also through acquisitions and mergers. Our investments represent an accumulated book value of over € 3 bn. Bank Austria Creditanstalt, like its predecessors Creditanstalt and Bank Austria, is among the pioneers in CEE: the first

"The upswing experienced by the CEE countries after the difficult years of system transformation is a real success story. It is primarily the result of the countries' own strong efforts, while also reflecting the targeted employment of capital. A number of our banking subsidiaries have reached levels of market position and maturity which suggest that stronger links can be established with the entire banking group, in terms of both customer service and production. And South-East Europe is an area where entrepreneurial initiative can thrive, an area characterised by optimism about the future which often seems to be missing in the "old EU" countries."



***Regina Prehofer,** Managing Board member responsible for CEE, Large Corporates and Real Estate*

representative office in the region was opened more than 30 years ago. When the borders were opened, the bank made initial acquisitions and established banking subsidiaries. During that period, by acting as an adviser on privatisations and providing assistance for direct investment, we won the confidence of the business sector and of public authorities as a long-term investor. The difficult years of system transformation in the second half of the 1990s were marked by the development of corporate banking activities. The integration of HVB's CEE banking subsidiaries following the first cross-border merger of banks was a major step forward, almost doubling the business volume in CEE. The years that followed saw consolidation and rationalisation efforts, which required major adjustments in several countries, especially in Poland. In the past two to three years we launched a drive for expansion: around the time when several CEE countries joined the European Union, we expanded the banking business, including retail banking activities, with different regional focuses. In South-East Europe we were already present when the region's economy started to grow strongly.

We have not reached the end of the path, there is still considerable potential available. Some countries have attained a level of professionalism in banking which meets international standards. The pioneering work is over, and convergence is making rapid progress. Markets are becoming more difficult. Other regions in CEE are experiencing a dynamic upturn; in these countries, we aim to further develop business from the very start with a focus on profitability and an awareness of risks and costs. In several new areas, business is yet to be developed.

Bright outlook in a larger group

The CEE Division of UniCredit now enables us to reach the scale required for a sustainable upward trend in many countries. The strategy behind this is to benefit from synergies and location advantages, using the principle of best practice and leveraging the effects in the entire Group. This is exactly what Bank Austria Creditanstalt has been doing in its CEE business



7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,617
2,379
653
838
Germany
Italy
Austria
CEE*)
6
5
4
3
2
1
0
5.1 %
1.7 %
Euro area
CEE*)
25
20
15
10
5
0
18 %
8 %
Euro area
CEE*)
200
180
160
140
120
100
80
60
40
20
0
204 %
Potential
62 %
EU-15
CEE*)

Market volume

Total assets of banking sector in € bn

Economic growth

Real GDP 2004/2008 in % p.a.

Market growth

2004/2008 in % p. a.

Growth potential

Total assets/ nominal GDP in %

*) Country presence of UniCredit Group with the exception of Greece and the Netherlands

Sources: national statistics, ECB, BA-CA forecasts

segment all along. BA-CA's essential role under this strategy was confirmed by the Shareholders' Agreement in March 2006, its geographic perimeter was widened to include new countries. Bank Austria Creditanstalt will act as sub-holding company for UniCredit Group's operations in CEE. It will manage, within UniCredit Group guidelines, the Group's banking network in this region. BA-CA will take over the banking subsidiaries and branches of UniCredit and HypoVereinsbank in this region, excluding Poland, which will be directly managed by UniCredit. The responsibility for Turkey and Ukraine is subject to further consideration.

On this basis, within BA-CA's area of responsibility, there will be mergers of UniCredit and BA-CA subsidiaries in five countries. This means that – on a pro-forma basis – we are now among the top five banks in ten countries and among the top three banks in six countries. In forthcoming mergers we will benefit from our long-standing integration experience and carry out the integration in accordance with the principles of transparency and best practice, using network effects and economies of scale. Overall, the new Group in CEE is about twice as large as the nearest competitor.

Market opportunities intact

Four factors support the view that these markets still offer considerable potential (figures relate to the area in which UniCredit Group is active, excluding Turkey): first, our CEE markets have already reached a significant volume, with aggregate total assets of the banking sector amounting to € 840 bn. Second, we expect real economic growth of over 5 % p.a. until 2008, almost triple the growth rate expected for the euro area. Third, this real economic growth reflects even higher nominal growth and progressive financial intermediation. This means that the circulation of money is accelerating even faster, market penetration with classic (and modern) banking products is increasing, moving closer to the levels seen in mature markets. Market growth will thus reach 18 % p.a., three times the level achieved in the EU 15. And fourth, it will be a long time before the catching-up process reaches the level of mature markets in Western Europe. At present, banking assets in CEE slightly exceed 60 % of nominal GDP, compared with more than 200 % in the EU 15.

We do not think in static but in dynamic terms, not in terms of size and status but in terms of growth, profitability and value creation. The market trends outlined above will lead to annual growth of about 13 % in the "CEE earnings pool", i.e. aggregate total earnings of all banks.

Strategic positioning

To achieve our key strategic aim of consolidating our number 1 position we are pursuing a different approach in each country as well as a coordinated supraregional approach in our core business segments. On both counts, locally and supraregionally, we focus on meeting customer needs. Europe-wide business can only be built on diversity, and this is one of the basic principles of the new group, which aims to be a truly European bank. Yet we do not want to have a patchwork structure; we want to combine know-how, production and settlement activities according to the principle of best practice. A uniform IT platform – however pragmatically we will proceed in the short term – remains a long-term objective.

Our regionally differentiated approach takes into consideration that the countries are at different stages of market development and that our own business structure still varies greatly. For this reason we have divided the countries into the following groups:

▷ In those countries where we are among the market leaders we want to at least maintain our market share and make progress in terms of efficiency and profitability. Our efforts in this regard will focus on the "industrial organisation" of retail banking, where we can draw on experience gained from the Austrian business model.

▷ Where we already have a good and broadly based position in the market, but are not yet market leader, we want to increase our business volume quickly through organic growth, with a view to achieving a market share of 10 % as soon as possible, which we see as the critical size for a lasting presence in the market.

▷ The third group comprises those countries in which business with corporates predominates. Here we want to expand retail banking activities and surpass the level of a 10 % market share.

▷ In the emerging markets where our presence, at least in some cases, is limited to representative offices, we intend to implement a growth strategy as far as this is feasible in the respective markets. This may be a niche strategy or acquisitions, if opportunities arise.

Despite regional differentiation, there are common focal points for our business in the **customer segments**. Capital is primarily allocated to those areas which create sustained value and promise expansion generating returns in excess of the cost of capital. We will therefore not use the same business model in all countries, but concentrate on different aspects according to the prospects offered.

In the **retail/private customers** segment we intend to expand asset management, consumer loans, mortgage loans and leasing as well as credit card business. These are business sectors in which we can extend our strengths to the whole area. The concrete retail strategy will be defined bottom-up for each country.

In the case of **medium-sized companies** we are also pursuing a local and a supraregional approach. In business with companies **mainly active in the domestic market**, we want to increase our market share and achieve the status of a flexible and innovative core bank for the company. This will be the goal of our brand strategy, which we will support with specific solutions for mid-caps and by providing relationship managers with the necessary training. For companies which are **active internationally** we are placing emphasis on our competitive edge of a region-wide network and on cross-selling of specific network products. Our proven **Cross-border Client Group (CBCG)** approach emphasises our unique selling proposition for international coverage. In 2005 we arranged more than 5,000 cross-border cross selling contacts and concluded business transactions for one-quarter of them. Relationships between Germany, Austria and CEE intensified, as did those within CEE as well as with Russia and Ukraine. Over 120,000 companies are active in several of the CEE countries in which we operate. About 50,000 companies are domiciled in CEE, more than in Italy, Germany or Austria.

We will reinforce our market position in business with the third major group of customers, **large corporates**, by marketing investment banking and corporate finance products. This will enable us to expand business while keeping an eye on risks and returns. Using the advantages offered by an international bank of global stature, our multinational sales force will target acquisition efforts at large corporates operating on a global scale, drawing their attention to our CEE network.

CEE Network of Bank Austria Creditanstalt in 2005



CEE region*)
€ 37.4 bn total assets
1,182 offices
20,175 employees
5.5 million customers
117 million inhabitants

	Ranking	Market share
Poland, Bank BPH	No. 3	10 %
Czech Republic, HVB Bank Czech Republic	No. 4	5 %
Slovakia, HVB Bank Slovakia	No. 6	5 %
Hungary, HVB Bank Hungary	No. 7	6 %
Romania, HVB Bank Romania, Banca Tiriac	No. 4	8 %
Slovenia, Bank Austria Creditanstalt Ljubljana	No. 5	6 %
Croatia, HVB Splitska banka	No. 5	9 %
Bosnia and Herzegovina, HVB Central Profit Banka, Nova banjalucka banka	No. 4	11 %
Serbia and Montenegro, HVB Bank Serbia and Montenegro	No. 5	6 %
Bulgaria, HVB Bank Biochim, Hebros Bank	No. 3	10 %
Macedonia, Skopje Representative Office		

*) incl. Nova banjalucka banka

Poland – Bank BPH

€ m	2005	2004
Total assets	14,995	12,708
Net income before taxes	321.5	216.6
ROE before taxes	21.0 %	17.6 %
Cost/income ratio	49 %	56 %
Employees (full-time equiv.)	10,181	9,728
Offices	503	466

Warszawa
Kraków

In 2005, the Polish economy grew by an estimated 3.2 %. This compares with a growth rate of 5.3 % in 2004, the year the country joined the European Union. The main reason for the economic slowdown was the slump in investments in the first quarter of 2005, a statistical effect following strong investment activity in 2004. Later in the year, however, investments recovered, as did GDP growth. The increase in corporate loans, though accelerating in the second half of 2005, remained low as companies used internally generated funds to finance their investments. In December, the inflation rate fell to a record low of 0.7 % year-on-year despite high oil prices. Export growth remained impressive, reducing the current account deficit to a level significantly below 2 % of GDP. The increase in personal loans was driven by housing loans and exceeded the high rate seen in the previous year. Credit demand benefited from a favourable interest rate environment and from accelerating growth of real wages. Nevertheless, private households also displayed a moderately higher propensity to save, reflected in an increase in their holdings of financial assets.

We are Poland's third-largest bank, holding a market share of 10 % by total assets. Bank BPH is listed on the Warsaw Stock Exchange and the London Stock Exchange. We are one of the most innovative and dynamic banks in the country, offering a comprehensive range of financial services and solutions tailored to meet the growing needs of private individuals, businesses and institutional customers in the private and public sectors. Bank BPH is among the most active participants in interbank business and in money and capital markets. The international financial magazine "The Banker" named Bank BPH "Bank of the Year in Poland" in 2005.

In addition to our country-wide network of about 500 branches, our services are provided through a fast-growing franchised distribution network comprising about 375 "partner outlets".

Bank BPH's results for 2005 were the best in its history: at PLN 1,294 m, its consolidated pre-tax profit exceeded the previous year's strong performance by more than 30 %. The improvement in profits resulted especially from a determined expansion of business in all market segments, overall economic growth and opportunities arising from EU accession.

Supported by a significant increase in net interest income and in net fee and commission income, revenues from banking operations rose to PLN 3,090 m. The provisioning charge was slightly reduced in spite of growing business volumes, which is evidence of the high quality of results. Despite the drive to expand the branch network, general administrative expenses in national currency remained at the previous year's level. The cost/income ratio thus fell considerably, to 49.4 %. Asset quality improved mainly as a result of selective credit expansion and efficient risk management.

www.bph.pl

Success in the heart of Europe

As a member of an international banking network, Bank BPH is actively contributing to the integration of Polish companies in EU structures. We offer innovative products and services to help companies enter markets in and outside Europe.

We conduct training and seminars for companies and municipal authorities to provide them with information. In addition, we have developed services enabling companies to efficiently use EU financial assistance programmes. For example, with the Euro Express Credit, we are market leader in Poland in the area of EU-assisted financing for small and medium-sized businesses.

In 2005, Bank BPH in cooperation with HVB Group introduced a cross-border cash pooling service in euro. This is an innovative solution on the Polish market, enabling international groups of companies to manage funds effectively.

Business structure and development

Retail customers

In the past financial year we further strengthened our position in the retail banking market, with impressive loan growth of 28 % exceeding the market average and an over 11 % increase in the deposit base. Record sales of mortgage loans resulted in 40 % growth of the portfolio in the private customer segment to a total of PLN 9.7 bn, giving the bank a market share of 19.2 % in this area. Credit card business also continued to make very good progress in 2005, benefiting from the wide range of co-branded and affinity cards and from intensive cross selling.

Our efforts to offer products meeting the most advanced technological standards are paying off: one-third of our retail customers and more than 50 % of the small and medium-sized businesses which bank with us currently use Internet accounts to manage their assets. In addition to offering classic online banking services, Bank BPH's Sez@m product gives customers direct access to their portfolio of mutual funds via an Internet brokerage service. This sophisticated system enables customers to make bank transfers, place orders for mutual funds and shares in listed companies, and use prepaid services via a mobile phone.

A growing number of small and medium-sized businesses use "Harmonium Packages", which include a settlement account and thus differ from similar products.

Corporate customers

Corporate customer business continued to develop very well in 2005. Business volume rose significantly: average lending volume grew by 6 % to PLN 17.2 bn, and deposits increased by 17 % to PLN 13.1 bn.

Bank BPH is the number 1 arranger of syndicated loans.

The Group-wide cross-selling initiative has produced positive effects also in the largest market of the region in which the Group operates. While business with German and Austrian companies shows the largest potential, we now also see a stronger trend in Polish companies expanding into other countries in the region.

Our Internet tools meet with a very favourable response from local business customers: the "BusinessNet" platform enables companies to manage their entire financial needs, including accounting procedures, and to combine this with all products and services offered by Bank BPH. In 2005, we won several awards for this tool, including "The European Banking Technology Award" in the "Best Customer Relationship Achievement" category, and – from Global Finance – the title of "World's Best Internet Banks – Best Internet Banking System for Corporate Clients in Poland".

International Markets and securities business

In 2005, Bank BPH expanded its activities on money, currency and capital markets. Based on the acquisition of new customers and the organic growth of customers' portfolios, assets under custody rose by 86 %. Bank BPH arranged medium-term and long-term corporate bonds totalling PLN 1.1 bn, which constitutes almost 63 % of new bond issues as at the end of 2005, giving the bank the top position in the market. We saw strong growth in fund business, especially in pension funds and mutual funds.

Outlook

Bank BPH aims to achieve continued dynamic growth in 2006. In the retail segment the bank expects substantial increases in mortgage loans, credit cards, account packages and fund business, based on an expanded network. Pursuant to the Shareholders' Agreement on BA-CA's future role within UniCredit Group, UniCredit is to be directly responsible for operations in Poland.

Czech Republic – HVB Bank Czech Republic

€ m	2005	2004
Total assets	5,711	4,681
Net income before taxes	78.7	72.4
ROE before taxes	16.4 %	18.0 %
Cost/income ratio	51 %	50 %
Employees (full-time equiv.)	1,101	1,250
Offices	24	24


Praha

The Czech economy performed well in 2005, with real growth of 4.9 %, an inflation rate of just under 2 %, and a current account deficit of 2.6 % of GDP, reduced to half of the 2004 figure. Foreign demand made the strongest contribution to growth, although domestic demand also increased in the course of the year. Foreign trade supported the national currency: in 2005, the Czech crown appreciated by about 5 % against the euro. This dampened inflation and had a stabilising effect on interest rates. Lending growth accelerated as the year progressed, with corporate loans increasing significantly and credit demand from private customers remaining buoyant, especially for housing loans. As in the previous year, the increase in deposits from private customers lagged behind the growth of loans.

In the Czech Republic we are pursuing a universal bank strategy. We are the fourth-largest bank in the country, with a market share of 5.3 %, and we are among the leading institutions in corporate banking. Based on this strong position, we focused on realigning retail customer business in 2005. The new communications strategy implemented in 2004 is bearing fruit. In the Rhodos image competition held in 2005, HVB Bank Czech Republic emerged as the bank with the best image.

Net income before taxes for 2005 was CZK 2,349 m, up by 2 % on the previous year, despite lower interest rate levels and one-off costs. Most of the 15 % increase in net interest income came from favourable developments in margins and volumes in corporate customer business. Custody and securities business contributed substantially to the high level of net fee and commission income.

Business structure and development

Retail customers

The "Manage for Profitability" project carried out in 2005 enabled us to realign Czech retail customer business with a view to enhancing profitability. Sustainable cost savings and efficiency enhancement are the cornerstones of this strategy. The branch network and mobile sales teams were reorganised. Efforts to streamline the sales organisation and rationalise Head Office support functions have produced tangible results. We have also streamlined our product range and adjusted it to meet market requirements better. Moreover, we have sharpened the focus on profitable customer segments and products such as credit cards.

In June 2005 we introduced a new business model for business customers. With this campaign, HVB Bank Czech Republic is successfully appealing to managers and owners of medium-sized businesses in the country. This enables the bank to widen its customer base because most of its business with companies has so far been with large domestic and foreign corporate customers.

Following the establishment of factoring companies in Hungary and Slovakia, we also became active in this business area in the Czech Republic by setting up HVB Factoring s.r.o. In the first year the company achieved a market share of 2 %, far exceeding expectations.

Corporate customers

On the basis of improved margins and stable volume growth, we are among the top 3 banks in the Czech corporate banking sector, with a market share of about 14 %. In structured project and acquisition financing transactions, we are number 1 in the market.

HVB Bank Czech Republic holds the leading position in commercial real estate finance in the country. In this very attractive business area, the bank's market share is 30 %. The credit portfolio in commercial real estate finance, including housing development projects, is CZK 30 bn.

Leasing

With CAC Leasing a.s., the largest universal leasing company in the Czech Republic, we are market leader. In 2005, the company received several awards, including the "Golden Crown" for its universal leasing concept, which – according to the jury – best meets the financing needs of Czech companies. CAC Leasing also won the "Internet Effectiveness Award" for its Internet platform, which provides efficient links between car importers, car dealers and CAC Leasing.

www.hvb.cz

International payments

In 2005 we concentrated the processing of international payments for CEE within a subsidiary newly established in Prague. The main reasons for selecting this location were availability of the required know-how and the best productivity levels within the CEE network, in addition to a government assistance programme for the establishment of providers of cross-border services. Banking Transaction Services s.r.o. commenced operations in July 2005. It currently processes international payments for our banking subsidiaries in Slovenia, Bosnia and Herzegovina, Croatia and the Czech Republic.

Outlook

In 2006 we will make preparations for the merger of HVB Bank Czech Republic and Živnostenská banka. To ensure sustainable growth, we have started a project in the corporate banking sector to identify and use opportunities to further increase business volume and profitability. A focus will be on intensifying services for small and medium-sized businesses (SMEs). In the retail banking segment, which after the realignment will make a significant contribution to results in the current year, we will concentrate on business customers and on the expansion of credit card business.

Slovakia – HVB Bank Slovakia

€m	2005	2004
Total assets	2,010	1,638
Net income before taxes	21.0	20.1
ROE before taxes	10.4 %	11.9 %
Cost/income ratio	52 %	51 %
Employees (full-time equiv.)	443	437
Offices	27	27

Bratislava

In 2005, Slovakia's economy grew by 5.6 %, thereby again outperforming the other new EU member states. There was a sharp decline in the general price increase, to a level of 2.7 % compared with 7.5 % in 2004. Economic growth was largely supported by private consumption; moreover, investments (car plants of PSA and Kia) and net exports showed rising trends. As in the previous year, private customer business accounted for a significant portion of lending growth, with particularly strong demand for housing loans. On the other hand, private customer deposits declined slightly. The recovery in business lending reflected the general upswing in corporate investments. At the end of November, Slovakia brought the date of entry into ERM II forward from mid-2006, a move which further strengthened the Slovak currency. Interest rate levels remained constant almost throughout 2005. From the beginning of March, the central bank's key interest rate was 3 %.

In an extremely difficult environment characterised by excess liquidity and narrowing margins, our banking subsidiary in Slovakia held its own in 2005. With a market share of 5 % we are number 6 on the Slovak banking market. Net income before taxes was 1 % higher than a year earlier, despite one-off costs relating to the forthcoming merger with Unibanka. Strict cost management helped to keep the cost/income ratio at 52 %.

www.hvb-bank.sk

Business structure and development

Retail customers

We aim to enhance our market position in retail banking in Slovakia, too. Overall, private customer business developed very favourably in 2005. The number of customers rose by 36 % to 35,692 customers. We are expanding alternative sales channels to complement the branch network. Cooperation partners who are assigned to specific branches and operate under the name of HVB Bank Partner offer cashless services and loan products such as mortgage loans and HVB credit cards.

Mortgage loans have become one of our most successful retail products. In 2005, the volume of mortgage loans outstanding increased by about 40 % to SKK 1,259 m. Some 40 % of our mortgage products are sold via alternative sales channels.

On its website HVB Bank Slovakia offers various online application forms which, when completed by private or business customers, can be directly imported to the bank's systems. This interactive function simplifies and accelerates the entire application process. The tool also offers assistance to customers, e.g. a loan calculator to find the most advantageous HVB product solution for business loans.

Corporate customers

With a market share of 13 %, we are among the leading banks in the Slovak corporate banking sector. In 2005 we again demonstrated our recognised structured financing expertise in the largest loan transaction in Slovakia to date: as Mandated Sole Lead Arranger we placed a syndicated loan amounting to SKK 15 bn for Slovakia's national motorway company.

The "Award for Excellence in Real Estate Commercial Banking in Slovakia" from Euromoney underlined our leading position in the area of commercial real estate finance in 2005.

Favourable economic conditions in Slovakia are attracting increasing numbers of foreign investors, primarily companies in the automotive sector. In this environment, personal commitment, product quality and a focus on customer service have proved to be specific assets of our Group: the corporate finance specialists of the Korean Desk succeeded – not least because of their knowledge of the language – in acquiring the partial financing of the European manufacturing plant of Kia Motors Corporation.

Our other Slovak subsidiaries also operated successfully in 2005. The factoring company which we established in the previous year broke even in the third quarter of 2005. And with CAC Leasing we are the leading universal provider of leasing services in Slovakia.

Outlook

2006 will see the merger of HVB Bank Slovakia and Unibanka, creating the fourth-largest bank in the country with about 100 branches. Activities will concentrate on further enhancing the market presence, especially in business with small and medium-sized companies. In the retail customer segment, business volume and the customer base will be considerably expanded, with a focus on credit card business.

Hungary – HVB Bank Hungary

€ m	2005	2004
Total assets	4,091	3,844
Net income before taxes	94.5	86.1
ROE before taxes	21.5 %	24.3 %
Cost/income ratio	48 %	48 %
Employees (full-time equiv.)	1,366	1,209
Offices	54	41

Budapest

Hungary achieved economic growth of 4 %, a lower rate than a year before because of the relatively weak start to 2005. The country's economic situation, characterised by a persistent twin deficit (budget, current account), eased only slightly. Therefore the central bank essentially adhered to its restrictive monetary policy. Nevertheless, as inflation declined to an annual average rate of 3.6 %, the key interest rate was reduced by 350 basis points to a year-end level of 6 % without jeopardising the forint's stability. Private household borrowings continued to grow relatively fast in 2005, with strong increases seen in foreign-currency loans, especially housing loans. The growth of deposits from private customers slowed down as interest rates declined and competition from other financial intermediaries intensified.

A change in the segmentation of customer groups will enable the bank to serve its private and business customers even more efficiently in the future. Fresh impetus came from the Group-wide cross-border cross selling initiative launched in 2005. The services of HVB Factor Rt, a newly established factoring company, were also well received in the market.

After the record results generated in the previous year, our Hungarian banking subsidiary further improved its net income before taxes in 2005, by 8 % to HUF 23,473 m. While net interest income rose by 22 % despite several interest rate reductions by Hungary's central bank, the increase in the net charge for losses on loans and advances was only 15 %. Risk-weighted assets expanded by 13 % to HUF 738 bn. At 21.5 %, the ROE again exceeded the average for Bank Austria Creditanstalt's banking subsidiaries in CEE. The cost/income ratio remained at an excellent 48 %.

Business structure and development

Retail customers

Measured by revenues, the Hungarian retail banking market is the second-largest in CEE. It still offers good opportunities for organic growth, with less extensive branch coverage and higher margins than in other CEE markets. To use the available potential in the best possible way, HVB Bank Hungary has reviewed and optimised its retail strategy. The package of measures taken by the bank is aimed at accelerating the acquisition of new customers and thereby ensuring profitable growth on a sustainable basis. We have started to expand the branch network, our most important acquisition channel, with a view to establishing an extensive presence in all major Hungarian cities.

Demand for housing loans has remained high. We benefit from this trend through Jelzálogbank, our mortgage banking subsidiary. In the commercial property sector, we have a market share of about 10 %.

Corporate customers

We have a strong market position in corporate customer business, with a market share of 9 % in loans and 10 % in deposits. Corporate loans increased by an average of more than 11 %, deposits from companies grew by over 12 %. About one half of the top 100 companies in Hungary are among our customers.

HVB Bank Hungary has developed products for small and medium-sized businesses to provide stronger assistance to this customer group. We also participate successfully in "Successful Hungary", a state programme targeted at SMEs. We provide customers in this sector with detailed advice on EU assistance programmes, and offer them specific account packages and guarantees.

www.hvb.hu

Our Hungarian banking subsidiary and BA-CA Vienna jointly handled major projects in the area of structured financing. Special mention should be made of the bank's participation in various syndicated loans for motorway construction and for the City of Budapest as well as loan finance for MOL, the Hungarian oil and gas company.

International Markets

With our state-of-the-art treasury products we hold a market share of over 10 % in the fixed-income and equity brokerage sectors. Euromoney, the renowned financial magazine, has recognised our leading position by naming us "Best Equity House in Hungary".

In Hungary we are very strong in custody business. Our market share among international investors is between 40 % and 45 %. Assets under custody total € 15 bn.

Outlook

With the planned expansion of the branch network and alternative distribution channels, we will further strengthen our competitive position in retail banking. We aim to use synergies from the large banking group for cross-border business while further intensifying our efforts to strengthen our position in the business customer market, a fast-growing segment in the Hungarian banking sector.

Slovenia – Bank Austria Creditanstalt Ljubljana

€ m	2005	2004
Total assets	1,884	1,251
Net income before taxes	14.3	12.5
ROE before taxes	12.0 %	16.3 %
Cost/income ratio	58 %	58 %
Employees (full-time equiv.)	391	336
Offices	13	11

• Ljubljana

Driven by exports, Slovenia's economy grew by close to 4 % in 2005, almost matching the growth rate of the previous year. Despite the strong economic performance, inflation declined to an average rate of 2.5 %, remaining on course towards meeting the Maastricht criterion. This result was achieved through a cautious monetary policy and a well-coordinated fiscal policy, two factors which also helped to keep the country's external position stable in 2005, with a current account deficit of below 1 % of GDP.

Measured by total assets, BA-CA Ljubljana increased its market share from 5.4 % at the end of 2004 to 6.5 % at the end of 2005, which means that the bank now ranks 5th in the Slovenian banking market. The expansion of the bank's branch network is by and large complete. After the opening of a branch in Nova Gorica, BA-CA Ljubljana now has a presence in all major business centres in Slovenia, offering retail and corporate customers a focused range of banking products and services.

Net income before taxes was SIT 3,427 m, up by 15 % on the previous year. Net interest income rose by 25 %, reflecting volume growth in business with private customers (especially in mortgage loans) and large corporate finance transactions. As a result, total assets increased by over 50 % to SIT 451 bn.

BA-CA Ljubljana was the first CEE banking subsidiary of Bank Austria Creditanstalt to create the technical requirements for introduction of the Basel II standard approach. The bank worked closely with BA-CA in Vienna and with WAVE, BA-CA's IS solutions provider, in the smooth system rollout, which ensures daily reporting from Ljubljana to Vienna.

Business structure and development

Retail customers

In 2005, sales of mortgage loans continued to increase; the total volume of such loans grew by over 65 %, giving us a market share of 11 % in this segment.

Since 1 March 2005, eight Capital Invest mutual funds have been admitted to public offering in Slovenia. Sales of mutual funds in 2005 totalled € 27 m, far exceeding expectations. Private banking customers display particularly strong demand for products with a CEE focus.

Corporate customers

The regional service approach applied to small and medium-sized companies is proving successful: loans in this customer segment rose by more than 50 %.

BA-CA Ljubljana is market leader in business with foreign corporate customers. We have further expanded our strong position as a provider of services to major local companies. The bank became the pioneer in cash management for large local and multinational companies, under the legal framework created by Slovenia's central bank and supervisory authorities for such business at the beginning of 2004. BA-CA Ljubljana is currently the only bank in the Slovenian market to make available a complete range of cash management services. The bank has thus taken initial steps to develop this promising business area.

www.ba-ca.si

Slovenia's booming export sector offers considerable business potential which is used by the local trade finance unit. BA-CA Ljubljana provides tailor-made buyer credits to local exporters for their international transactions. Buyer credits can be flexibly adjusted to local legal requirements and to special features of government export credit insurance.

International Markets

Our Treasury units responded swiftly to the rare opportunity available in the Slovenian foreign exchange and money markets in 2005: minor fluctuations of the Slovenian tolar's exchange rate against the euro were the basis for extremely attractive interest rate hedging and arbitrage opportunities.

We are also market leader with our custody services. At the end of 2005, assets under custody totalled € 478 m. Our expertise has been recognised by the renowned magazine Global Custodian, which named BA-CA Ljubljana "Best agent bank in Slovenia" in 2005.

Outlook

In 2006, our activities will continue to focus on retail customers. A sales expansion programme and the introduction of new products, including combined banking/insurance products, will provide fresh impetus. Preparing for the introduction of the euro on 1 January 2007 will be a major challenge.

Romania – HVB Bank Romania (incl. Banca Tiriac)

€ m	2005	2004
Total assets	2,588	1,065
Net income before taxes	46.4	24.0
ROE before taxes	35.3 %	56.0 %
Cost/income ratio	45 %	38 %
Employees (full-time equiv.)	1,577	300
Offices	80	12

București

The Romanian economy lost some of its momentum as a consequence of external shocks, including the severe floodings, in 2005. Strong growth in domestic demand and the resulting import pull put pressure on the current account. The process of disinflation continued in 2005, though at a somewhat slower pace following significant adjustments to regulated prices and the massive inflow of capital in the wake of a partial liberalisation of capital transactions. The strict fiscal policy was maintained despite the introduction of a flat tax as part of the "big bang" tax reform. This was one of the reasons why the rating agency Standard & Poor's upgraded Romania's country rating by one notch from BB+ to BBB– in September 2005. The currency conversion and the switch to inflation targeting in mid-2005 proceeded without any major difficulties. The growth momentum of the Romanian banking market remained strong, with growth in deposits outperforming the increase in credit demand. Demand for personal loans rose again, with lending volume almost doubling compared with the previous year.

2005 was again a very successful year for HVB Bank Romania. We exceeded profit expectations while maintaining our high standards of service and quality. All items of the income statement showed impressive growth. With an ROE of 46.5 % and a cost/income ratio of 35 %, HVB Bank Romania is the most profitable bank in our network.

In a customer satisfaction study conducted among companies whose sales exceed € 1 m, HVB Bank Romania emerged as the "Most appreciated bank in 2005".

Business structure and development

Retail customers

The sharper focus on retail banking is reflected in the growth of private customer business, which far exceeded expectations. The number of customers doubled, credit card business and lending volume expanded strongly.

The introduction of quality assurance systems, the centralisation of back-office activities for branches within specialised service centres and the introduction of online and telephone banking have paved the way for a future positive development of private customer business.

About two years ago, our Private Banking unit started to actively serve customers with at least € 100,000 to invest. Assets under management now total some € 83 m.

Corporate customers

Corporate banking continues to account for about half of HVB Bank Romania's revenues. The total number of corporate customers rose from 1,300 to 1,760. The lending volume totalled € 729 m, an increase of 39 %.

As Romania moves closer to the European Union, the liberalisation of the Romanian financial market is accompanied by greater volatility. HVB Bank Romania offers its corporate customers derivative products enabling them to hedge against growing currency and interest-rate risk. These risk management products also provide customers with added flexibility and liquidity, and they have no effect on the balance sheet.

www.hvb.ro
www.bancatiriac.ro

Our strength and professional approach in corporate customer business have won national and international recognition. Bucharest Business Week referred to HVB Bank Romania as "Best in Corporate Banking" and Euromoney awarded the bank the title of "Best debt house in Romania".

International Markets

Business developed very favourably despite the volatile environment. We aim to further strengthen our good market position by including derivatives in our product range and by expanding custody business. We are number 2 in the market for custody services and Global Custodian has named us "Best agent bank in Romania".

Acquisition of Banca Comerciala Ion Tiriac

To take full advantage of attractive market conditions and good growth prospects in Romania, BA-CA acquired a majority interest in Banca Tiriac in 2005. As our new banking subsidiary is strong in retail banking, its business profile ideally complements HVB Bank Romania's focus on corporate customers. In 2006 the two banks will merge to form the fourth-largest bank in Romania, operating under the name of HVB Tiriac Bank. The acquisition of Banca Tiriac has added 66 branches to our network, bringing the total number of branches to 80. And it also offers new potential for growth in the business customer segment and in the credit card business.

Romania – Banca Tiriac

€ m	2005
Total assets	860
Employees (full-time equiv.)	1,195
Offices	66

Outlook

Quickly and successfully integrating our Romanian banking subsidiaries will be among our top priorities in 2006. In the same year, the merged bank will add about 20 new branches to the existing network.

Bulgaria – HVB Bank Biochim and Hebros Bank

€ m	2005	2004
Total assets	1,680	1,000
Net income before taxes	15.1	18.4
ROE before taxes	12.1 %	23.5 %
Cost/income ratio	63 %	60 %
Employees (full-time equiv.)	2,401	1,534
Offices	217	131

Sofia

The Bulgarian economy was booming in 2005, despite structural deficits in foreign trade. There was a significant improvement in the labour market, with the unemployment rate falling to a ten-year low. Budgetary discipline and circumspect debt management helped to improve Bulgaria's international risk position. On the other hand, the current account deficit reached a level that will not be sustainable in the long term. In view of a continued strong inflow of capital, however, the associated financing problems are manageable. Although the Bulgarian central bank pursued a restrictive monetary policy to curb lending, loans to private and business customers again recorded robust growth.

The merged banking subsidiaries achieved impressive growth in risk-weighted assets, net interest income and net fee and commission income. Nevertheless, at BGN 30 m, net income before taxes was lower than in the previous year, due to a one-off effect resulting from a large provision for restructuring costs in the final quarter of 2005. Despite the ongoing integration process, the increase in costs was moderate.

With the closing of the acquisition in March 2005, Hebros Bank became part of our network in Bulgaria. Our Bulgarian banking subsidiaries have different business profiles which will enhance BA-CA's position in its Bulgarian core market on a sustainable basis. Together, our banking subsidiaries offer a balanced mix of retail banking growth, good results from services for small and medium-sized businesses (SMEs), and traditionally strong business ties with international corporates and large local companies. We informed our bank customers and the general public about the business combination through a joint image campaign which was conducted in the first half of 2005 and focused on the "Growing with Europe" message.

Business structure and development

Retail customers

Our two banking subsidiaries are already cooperating intensively, ahead of the completion of the integration process. Joint campaigns targeted at retail customers enable us to achieve the growth we are seeking in this segment. The "Multifactor Savings Account" was a big success for both banks. This product combines the high return of a savings account with the flexibility of a current account, and is offered in different currencies without defining a specific deposit period.

Lending volume increased by over 30 % compared with the previous year. This growth was partly due to improved terms and conditions for consumer loans, which permit the granting of larger loans with longer maturities. Our mortgage loans in Swiss francs meet with strong interest in Bulgaria.

At the end of September 2005 both banking subsidiaries introduced six new Visa and MasterCard credit cards in euro and national currency for private customers and businesses. Both banks offer the cards on the same terms and conditions.

Corporate customers

The two banks' business profiles are highly complementary, with HVB Bank Biochim enjoying a traditionally strong position among international and large local corporate customers and Hebros Bank focusing on small and medium-sized businesses.

One year ahead of Bulgaria's accession to the European Union, HVB Bank Biochim and Hebros Bank opened a European Competence Centre (ECC). Based on the experience of our ECCs in other CEE countries we offer our Bulgarian customers assistance in their preparations for the challenges and opportunities of EU membership. ECC staff advise companies and municipalities on assistance and financing opportunities available under EU and national programmes. HVB Bank Biochim and Hebros Bank were the first banks in the Bulgarian market to launch such an initiative to help municipalities and companies benefit from access to EU funds.

www.biochim.com
www.hebros.bg

Moreover, HVB Bank Biochim's four Regional Corporate Centres (RCCs) offer advice and services to corporate customers with annual sales between BGN 1.5 m and BGN 15 m. RCC staff specialise in financing transactions including investment loans. Day-to-day business such as transfers and account management is handled by the bank's branches. In this way the bank ensures time-efficient and low-cost services for corporate customers.

Outlook

Activities in 2006 will focus on the swift and smooth integration of the newly acquired Hebros Bank. We will continue to focus on providing optimal customer service and on modernising our product range, and we will increase our market share by expanding alternative sales channels. Growth remains our objective, despite falling margins and increasing competitive pressure in the banking sector. In corporate customer business we will widen the focus to include real estate and project finance.

Croatia – HVB Splitska banka

€ m	2005	2004
Total assets	3,193	2,845
Net income before taxes	50.6	35.7
ROE before taxes	21.6 %	17.7 %
Cost/income ratio	56 %	59 %
Employees (full-time equiv.)	1,225	1,242
Offices	112	111

Zagreb

Despite a restrictive budgetary policy, which reduced the budget deficit to about 4.5 % of GDP, and the central bank's tighter monetary policy, Croatia's economy again grew by a robust 4 % in 2005. Strong domestic demand and high oil prices pushed up inflation to a rate of over 3 %. The trade deficit remains Croatia's key problem. In the reporting year, however, signals of improving competitiveness were discernible, and these should become considerably stronger as the country moves closer to the EU following the start of accession negotiations. In view of a steady increase in credit demand in the course of the year, the Croatian central bank decided to take restrictive measures to curb foreign borrowing.

HVB Splitska banka continued to develop very well in 2005. A major contribution to the bank's good results came from the branch network, which was strongly expanded through cooperation with FINA, a state agency. The number of cash dispensers in the Croatian network increased to 130, the number of customers exceeded 460,000 for the first time.

www.splitskabanka.hr

Net income before taxes was excellent, exceeding the previous year's figure by 40 %. Net interest income was 14 % higher than in the previous year, despite an increased minimum reserve requirement. Net fee and commission income rose by almost 20 %, mainly on account of very good results from securities business.

Business structure and development

Retail customers

In the private customer business, the volume of new housing loans more than doubled compared with the previous year. This gratifying result is due to a steady increase in demand and to the government's POS housing promotion project. Our banking subsidiary, with a financing volume of HRK 650 m, is the main financing partner for this programme.

Following the big success of the previous year's HIT lending initiative, we offered this product again in the fourth quarter of 2005. By the end of December, the bank granted more than 8,700 new loans totalling over HRK 650 m. We maintained our strong position in the card business.

Corporate customers

In 2005 we improved our market share in all sectors of corporate customer business. In particular, deposits rose by almost 35 % to HKR 2.4 bn compared with the previous year.

Our Croatian banking subsidiary is very strong in business with large international companies, especially in trade and export finance. Cooperation with the Croatian Bank for Reconstruction and Development (HBOR) was intensified, with most of the funds – HVB Splitska banka is market leader in this sector, with a total volume of about € 1 bn – going into export and pre-export financing transactions.

Another major strength is our local expertise for structured finance. HVB Splitska banka, in cooperation with the Vienna-based specialists, financed a number of important projects, including the acquisition and renovation of a five-star hotel in Split.

International Markets

We maintained our undisputed position as market leader in the custody business and received international recognition in this area: Global Custodian named HVB Splitska banka "Best agent bank in Croatia".

Outlook

The Italian banking group UniCredit has acquired HVB Group and thus also the CEE network of the BA-CA Group. For competitive reasons, our equity interest in HVB Splitska banka must be sold because the Croatian market leader Zagrebačka banka is a member of UniCredit Group. The sale is planned for the second quarter of 2006.

Bosnia and Herzegovina – HVB Central Profit Banka

€ m	2005	2004
Total assets	559	383
Net result before taxes	5.2	0.5
ROE before taxes	12.0 %	2.0 %
Cost/income ratio	73 %	>100 %
Employees (full-time equiv.)	450	434
Offices	37	33

Economic growth remained strong in 2005. The currency-board system had a stabilising effect, keeping imported inflation under control via the constant marka/euro exchange rate. However, a cautious budgetary policy implemented in coordination with the IMF failed to prevent the foreign trade imbalance from becoming more pronounced as import demand was driven by continued strong growth of personal loans, supported by declining interest rates. Private customer deposits also rose strongly, with growth rates matching those for loans. The central bank responded to these developments by raising the minimum reserve ratio from 10 % to 15 % towards the end of 2005.

www.hvb-cpb.ba
www.novablbanka.com

We are number 4 in the Bosnian banking market. Operating as a universal bank, we offer a broad range of financial services for private, business and corporate customers. 2005 was a very good year, with above-average growth in all business areas. In Bosnia and Herzegovina, we are market leader in payment transactions, deposits and card business.

Net income before taxes rose tenfold compared with the previous year. A particularly strong increase was achieved in net interest income, thanks to improved margins and rapid volume growth: risk-weighted assets grew by 46 %, loans were up by 75 %, and deposits increased by 27 %.

Acquisition of Nova banjalucka banka

At the end of December 2005, we acquired 83.3 % of Nova banjalucka banka in Republika Srpska. Nova banjalucka banka is the number 3 bank in Republika Srpska, and number 12 in the entire banking market of Bosnia and Herzegovina. It serves about 150,000 customers through a network of 72 branches. Together with HVB Central Profit Banka, we now have the largest branch network of any bank in Bosnia and Herzegovina.

Bosnia and Herzegovina – Nova banjalucka banka*)

€ m	2005
Total assets	152
Employees (full-time equiv.)	543
Offices	72

*) not consolidated

The two banking subsidiaries will remain separate legal entities for the time being, and operate side by side. With the acquisition of Nova banjalucka banka we have reinforced our market position as number 4 and increased our overall market share to about 11 %.

Business structure and development

Retail customers

The realignment of the branch network started in the previous year to create a service-oriented sales organisation was successfully completed in 2005. This is reflected in key figures: lending volume rose by more than 55 %, credit card business grew by over 40 %. Housing loans for young couples, mortgage loans and car loans have been added to our product range. The account packages tailored to meet specific customer needs were a great success: 13,000 account packages were sold within nine months.

Marketing activities supported all our sales initiatives, including a special offering in the winter sales season which focused on "instant loans", account packages and short-term deposits on favourable terms and conditions.

In 2005 we concluded an agency agreement with MoneyGram International, a provider of international money transfer services, to widen the range of services for our customers.

We are strengthening our sales network by entering into partnerships with micro credit organisations, a relatively new, fast-growing and highly promising sector in Bosnia and Herzegovina.

Corporate customers

We have a strong market position among state-owned companies and government agencies. Based on these business relationships, we aim to pursue further growth in the private sector of the economy. As a first step we implemented a comprehensive service approach supporting the Bosnian business sector by financing ambitious domestic projects.

The volume of loans outstanding more than doubled in 2005. Financing transactions for large national and international companies with a strong market presence accounted for a significant portion of total volume. For example, we signed a loan agreement with a local pharmaceutical company for BAM 6.5 m (about € 3.3 m) and a financing arrangement with OMV, the Austrian oil company, for € 14.4 m.

We also prepared the ground for the first real estate transaction and the introduction of new services. Forfaiting is a new product in the trade finance sector which has met with a very favourable market response.

Outlook

The further expansion of HVB Central Profit Banka and the transformation/reorganisation of the newly acquired Nova banjalucka banka will be our top priorities in 2006. We also want to achieve further growth on our own, winning new customers by offering innovative products and attractive terms. At the end of 2005 we started to create a quality management system which will be implemented in 2006.

Serbia and Montenegro*) – HVB Bank Serbia and Montenegro

€ m	2005	2004
Total assets	529	202
Net income before taxes	5.6	4.9
ROE before taxes	13.4 %	23.4 %
Cost/income ratio	66 %	57 %
Employees (full-time equiv.)	527	155
Offices	42	7

*) HVB Bank Serbia and Montenegro and Eksimbanka consolidated as from 1 October 2005

Beograd

Economic policy measures limited GDP growth to just over 5 % in 2005 but failed to stop the upward trend in inflation in Serbia. The inflation rate rose to 17 % at the end of the year as the dinar depreciated against the euro by an average of 15 %. By supporting exports, the currency's depreciation helped to bring the current account deficit to below 10 % of GDP. Credit demand again boomed in 2005, with loans to private households increasing at a significantly higher rate than business loans. Deposits from private individuals rose more strongly than in the previous year; most of this growth related to foreign currency deposits.

www.hvb.co.yu

The Serbian banking subsidiaries, merged at the beginning of October 2005, generated a net income before taxes of CSD 466 m for the full year 2005. As the year progressed, net interest income showed steady growth, based on a credit portfolio which tripled as against the previous year. General administrative expenses reflected integration costs and a one-off expense for rebranding.

Acquisition of Eksimbanka

By acquiring Eksimbanka at the end of 2004, we became number five in the Serbian banking market. The extensive experience gained in various merger projects in the Group enabled us to complete the merger of the newly acquired bank with HVB Bank Serbia and Montenegro in the record time of seven and a half months. Immediately after the integration was completed, we launched an image campaign presenting the merged bank, which operates under the name of HVB Bank Serbia and Montenegro, to the market.

The focus of the former Eksimbanka was on small and medium-sized businesses and private customers, optimally complementing our strength in corporate banking. The bank's modern and extensive network of branches has brought the number of our offices from 8 to 42 while increasing the number of customers to over 100,000, including 12,500 business customers.

Business structure and development

Retail customers

In 2005, the focus of activities was on private customer business. The strong growth of customer business exceeded expectations: deposits reached € 94 m, up by about 60 % on the previous year. Loans totalled € 113 m.

In May, HVB Bank Serbia and Montenegro and Eksimbanka launched their first joint marketing campaign, which comprised TV spots, advertisements in printed media and a direct-mail initiative. The advertised products met with lively interest from the public: our banking subsidiaries are the first institution in the country to offer mortgage loans at very low interest rates without a surety. The "Super Cash Loan" is another innovative product tailored to meet local market needs; with this product, the bank finances the required minimum own resources of 20 %.

Corporate customers

We strengthened our position in the area of lending and customer acquisition in the corporate customer segment, in the face of more intensive competition in the banking sector and despite the ongoing integration process. In the meantime we have built up business relations with most large companies in Serbia. Structured financing transactions – including project, acquisition and infrastructure financing – have been added to our range of activities. The market has welcomed this initiative.

Since February 2004 we have been active in the area of real estate finance, where a business volume of about € 42 m gives us a clear market leadership position. Our customers include three out of four large foreign real estate development companies with a commitment to the Belgrade market. Excellent cooperation between our Serbian banking subsidiary and the Vienna-based real estate specialists, and active participation in major trade fairs and events, have contributed substantially to the bank's strong performance in this sector.

International Markets

Custody business is developing particularly well. This is another area in which results far exceed expectations. Among the assets under custody, bonds reached a volume of € 105 m.

Outlook

Operating as a universal bank, we aim to further increase our market share in the next three years, with a focus on retail customers. Guided by our motto "Your Bank of Trust", we are pursuing a growth strategy in the Serbian banking market. We want to reinforce our market position in retail banking by expanding our branch network. Our objective in real estate business is to increase our market share of currently 30 %.

Risk Management

In recent years risk management at Bank Austria Creditanstalt has become one of the fundamental success factors of the banking group. By using the most modern methods of risk management BA-CA has been able to sustainably improve its profitability and reliability in the interests of both customers and shareholders.

We perceive one of our most important functions as a bank to be not in the avoidance of risks but in assessing risks and taking them deliberately into our books. A risk culture is necessary to create a total transparency of risks – for our customers in particular – and to make sure that risks are entered into after careful deliberation, weighing risk and return against one another and optimising capital allocation in the Group.

The provisioning charge in 2005 has to be assessed from the point of view of BA-CA's profitability and reliability: at € 495 m, the net charge for losses on loans and advances was € 96 m higher than in 2004 (€ 78 m over the 2004 level if IFRS first-time application effects for 2004 are taken into account). This increase basically resulted from a one-off effect in the amount of about € 70 m. As described in the management report, this was caused by improved methods and a one-off adjustment in the area of small-volume loans business which is in line with UniCredit Group standards.

Almost all of this one-off effect applied to the Private Customers segment where provisions were noticeably higher. In addition to a growing number of insolvencies of private individuals, a further reason for the increase was a change in the parameters used in calculating flat-rate specific provisions. In the Private Customers segment, the application of the new retail scoring system and the streamlining of processes and lending guidelines have already laid the cornerstone for a significant reduction of the provisioning charge in this segment, too, within the normal time frame required for these measures to take effect.

Bank Austria Creditanstalt was not affected by large-scale bankruptcies in 2005. The application and further improvement of procedures to recognise risks at an early stage once again had a positive effect on the provisioning requirement for corporate business. Due to the high market share in SME business in Austria, Bank Austria Creditanstalt is usually affected by economic developments in this sector. However, provisions were made in past years for possible loan losses resulting from the higher number of insolvencies in 2005 compared with 2004.

Risk trends in Central and Eastern Europe continued to be very satisfactory and were again better than expected. Contributions to this favourable development came from our banking subsidiaries in Croatia, the Czech Republic, Slovakia and Poland, where provisioning charges were in some cases significantly below budget.

A detailed description of the risk management principles applied, the organisational structure and the risk measurement and monitoring processes can be found in the "Risk report" contained in the notes to the consolidated financial statements from page 150.

Increase in number of insolvencies in Austria

BA-CA achieved a good credit risk result in 2005 although customer business in Austria was negatively influenced by the economy in general and also by the renewed strong increase in insolvencies of private individuals. Compared with 2004, the number of private insolvencies rose by 15.9 % (estimated volume of insolvency liabilities up by 9.5 %) to close to 6,500; the number of bankruptcy petitions dismissed for lack of assets even increased by 23.7 %.

The number of business insolvencies increased by 11.7 %. The estimated volume of insolvency liabilities in this area was 4 % lower.

Marginal increase in credit risk ratios

The previously mentioned one-off effect in risk provisioning was reflected in the development of credit risk ratios. From 2001 to 2004, we were able to continually reduce the provisioning charge, but in 2005 it rose slightly. In September 2005 the risk/earnings ratio was 16.4 %, due to the measures taken in the fourth quarter of 2005 it rose to 18.9 %. The trend in the provisioning charge as a percentage of average risk-weighted assets (RWA) was similar: after the first nine months of 2005 it evidenced 57 basis points, for the year as a whole it rose to 67 basis points.



"As a bank with growing business volume, we deliberately take more risk on our books while aiming to reduce the relative risk content of business. In these efforts we are supported by progress in quantitative risk management methods. On the basis of our rating advisory service and a financial structure analysis, we also want to enhance our customers' credit rating. We improve the employment of capital by placing risks in the secondary market or via derivatives, with no impact on customer relationships. This helps us to free up additional resources for expansion in strategically important areas."

***Johann Strobl,** Managing Board member, Chief Risk Officer (CRO)*

The presentation of our risk exposure in this section is based on all assets involving credit risk. This corresponds to the BA-CA risk position on a consolidated basis. The following table shows a breakdown of the risk position according to balance sheet items, including guarantees and undrawn portions of credit facilities.

€ m as at 31 December	2005*)	2004	2003
Loans and advances to, and placements with, banks	26,556	23,995	25,130
Loans and advances to customers	88,317	81,260	75,997
Trading assets	17,887	18,590	16,140
Investments excl. interests in subsidiaries and other companies	8,885	14,420	13,319
Contingent liabilities and commitments	23,327	18,250	19,888
TOTAL	**164,972**	**156,515**	**150,474**

*) Balance sheet figures including non-current assets classified as held for sale (see note 20 to the consolidated financial statements of BA-CA).

The categories listed above cover the following products:

- *Loans and advances to, and placements with, banks comprise loans, advances and money market placements.*
- *Loans and advances to customers (private individuals, businesses and public entities) include loans (revolving loans, term loans and overdraft facilities), mortgage loans, export loans and finance lease receivables.*
- *Trading assets comprise bonds and other fixed-income securities, shares and floating-rate securities, positive market values of derivative financial instruments and other trading assets.*
- *Investments excl. interests in subsidiaries and other companies: bonds and other fixed-income securities, shares and floating-rate securities. Not included are interests in subsidiaries, interests in companies accounted for under the equity method, and investment properties.*
- *Contingent liabilities and commitments include letters of credit and other trade-related guarantees, loan commitments not yet utilised, and acceptances and endorsements. From 2004, excluding contingent liabilities to companies included in consolidation.*

Further increase in risk exposures and risk-weighted assets

Loans and advances to customers grew by almost 9 % to € 88.3 bn – most of the increase resulted from our expansion in Central and Eastern Europe (see note 15 to the consolidated financial statements of BA-CA). Risk exposures rose from € 156.5 bn at the end of 2004 by 5 % to € 165.0 bn at year-end 2005. While the risk exposures in CEE increased by about 18 % to € 37.8 bn, they grew by 2 % to € 127.1 bn in the rest of the BA-CA Group. In interbank business, loans and advances to, and placements with, banks were up by over 10 % to € 26.6 bn. Risk-weighted assets (RWA), calculated pursuant to the Austrian Banking Act, rose from € 70.9 bn at the end of 2004 by 6.2 % to € 75.3 bn at year-end 2005. The changes within the individual segments reflect Bank Austria Creditanstalt's business model: increases in the CEE segment and in the Private Customers segment, virtually no changes in the SMEs and Large Corporates and Real Estate segments.

Risk exposures*) and risk-weighted assets (in € bn)


168.9
–5.8%
159.1
–5.4%
150.5
+4.0%
156.5
+5.4%
165.0
–6.7%
72.0
–2.4%
67.2
+8.1%
65.6
+6.2%
70.9
75.3
78.6
76.4
76.0
81.3
88.3
31 Dec. 2001
31 Dec. 2002
31 Dec. 2003
31 Dec. 2004
31 Dec. 2005
Loans and advances to, and placements with, banks, guarantees, undrawn portions of credit facilities
Loans and advances to customers
Assessment basis (risk-weighted assets, banking book)

*) Risk volume by product category – based on balance sheet items – including guarantees and undrawn portions of credit facilities

Risk structure and problem loans at the BA-CA Group in 2005

BA-CA's overall risk exposure is classified using a 10-point rating scale which is further divided into 28 rating categories for detailed classification and fine tuning. The rating classes 1 to 5 are classified as not showing any identifiable default risk. At year-end 2005 almost 90 % of the total risk exposure was assigned to this category.

The rating classes 6 and 7 are classified as substandard and contain exposures with a noticeably higher risk factor, which are subject to continual monitoring and assigned to the watch list process. € 10.8 bn or 6.5 % of the total risk exposure is assigned to these categories.

Problem loans (rating classes 8, 9 and 10)
The rating categories 8+ and 8 (doubtful loans) comprise those companies with no specific provisions, for which, however, measures have been taken by Special Accounts Management to restructure the exposure or reduce loans. At year-end 2005, 0.3 % of risk exposures was assigned to these categories. The volume was reduced by 38 % to € 0.5 bn, 30 % of this amount is secured.

The rating categories 8 –, 9 and 10 are described as non-performing/uncollectible. While the rating system automatically assigns a rating of 9 or 10 to loans to customers for whom a provision exists, a rating of 8 – is assigned if they correspond to the Basel II event-of-default definitions and, for example, show a payment delay of 90 days. The volume of non-performing loans fell by a further 2 % in 2005 to € 5.6 bn (3.4 % of the total risk exposure), 25 % were secured (2004: 24 %).

Risk structure of the BA-CA Group as at 31 Dec. 2005 in %


Non-performing 3.4%
Doubtful 0.3%
Substandard 6.5%
No identifiable risk of default 89.8%
Total volume: € 165.0 bn

Problem loans*)
in € bn


6.1
1.3
(21 %)
– 6 %
5.7
– 2 %
5.6
1.4
(24 %)
1.4
(25 %)
0.9
0.5 (56 %)
0.4 (44 %)
0.8
0.4 (50 %)
0.4 (50 %)
0.5
0.2 (30 %)
0.3 (70 %)
31 Dec. 2003
31 Dec. 2004
31 Dec. 2005


Non-performing (ratings 8 –, 9 and 10)
Of which secured ...
Of which unsecured ...
Doubtful (ratings 8+ and 8)
Of which secured ...
Of which unsecured ...

*) Problem loans are exposures in rating categories 8+ and 8 (doubtful) and in rating categories 8 –, 9 and 10 (non-performing loans)

Improvement of coverage ratio of unsecured non-performing loans

As described above, loans classified as non-performing/uncollectible comprise those in the rating categories 8 –, 9 and 10. If only the unsecured portion of the loans is considered, we were able to reduce the volume from € 4.8 bn (year-end 2003) to € 4.4 bn (2004) and then to € 4.2 bn at year-end 2005 (2.5 % of total risk exposure). Compared with 2004, we increased the loan loss provisions by € 0.1 bn. The coverage ratio (loan loss provisions as a percentage of risk exposure) thus increased by 5 percentage points from 77 % to 82 % at year-end 2005.

Loan loss provisions in % of NPLs (unsecured)
in € bn


Coverage ratio
75 %
77 %
82 %
4.8
3.6
4.4
3.3
4.2
3.4
31 Dec. 2003
31 Dec. 2004
31 Dec. 2005

NPLs – non-performing (ratings 8 –, 9 and 10), unsecured

Loan loss provisions (incl. provisions for off-balance sheet items)

Risk structure by region and business unit

Considered by region (domicile of borrower), the risk exposure reflects Bank Austria Creditanstalt's business model, i.e. concentration on Austria and CEE. In respect of 24.6 % of exposures, the borrower is located in one of the Central and Eastern European countries. This is an increase of 2.6 percentage points. The Austrian market accounts for 45.2 % of total risk exposure (2004: 46 %). Thus 70 % of the total risk exposure is related to our core markets, the remaining 30 % (2004: 32 %) is related to Western Europe, North America and the rest of the world.

An analysis of risk exposures on the basis of the business unit recording the transaction shows that our banking subsidiaries in CEE account for € 37.8 bn or 22.9 % of the total volume; € 127.1 bn or 77.1 % are accounted for by the BA-CA Group's other business units. Unsecured non-performing loans (as a percentage of the relevant total volume) represent about 1.6 % of the volume at CEE units and about 2.8 % of the volume in the rest of the BA-CA Group.

Risk structure by region as at 31 Dec. 2005 in %
(location of borrower)

Region	%
Central and Eastern Europe (CEE)	24.6%
Austria	45.2%
Western Europe	21.8%
North America	3.8%
Other countries	4.6%

Total volume: € 165.0 bn

Portfolio structure by business unit	No identifiable default risk	Substandard	Doubtful	Non-performing/ uncollectible	Total
Bank Austria Creditanstalt Group without CEE, total exposure	**114.4**	**7.8**	**0.3**	**4.6**	**127.1**
of which unsecured	*94.1*	*4.4*	*0.3*	*3.6*	*102.3*
Percentage distribution of total exposure	90 %	6 %	0 %	4 %	100 %
Central and Eastern Europe (CEE), total exposure	**33.7**	**3.0**	**0.2**	**1.0**	**37.8**
of which unsecured	*28.3*	*1.8*	*0.1*	*0.6*	*30.8*
Percentage distribution of total exposure	89 %	8 %	0 %	3 %	100 %

Portfolio structure of the Bank Austria Creditanstalt Group by sector

The following table shows the total risk exposure of Bank Austria Creditanstalt on 31 December 2005 by internal rating class and sector. The risk volume is well diversified:

€ bn	Risk class				
Sector	No identifiable default risk 1–5	Substandard 6–7	Doubtful 8	Non-performing/ uncollectible 9–10	Total
Banks	53.3	0.7	0.0	0.1	54.1
Consumers	18.5	2.0	0.2	0.9	21.7
Public administration	17.4	0.2	0.0	0.1	17.7
Real estate	11.2	1.6	0.0	0.6	13.3
Trade and commerce	8.3	1.4	0.0	0.9	10.7
Other services for businesses	4.0	1.1	0.0	0.5	5.6
Transport and communication	4.0	0.9	0.0	0.1	5.0
Metal-working industry and mechanical engineering	4.0	0.3	0.0	0.4	4.8
Other goods	3.8	0.3	0.0	0.4	4.6
Mineral oil, plastics	4.2	0.1	0.0	0.2	4.5
Construction	3.3	0.6	0.0	0.4	4.3
Energy and water supply	3.9	0.1	0.0	0.0	4.0
Automotive industry	2.3	0.2	0.0	0.1	2.7
Glass, ceramics, stone, earths	2.3	0.0	0.0	0.4	2.7
Food, beverages and tobacco	2.2	0.3	0.0	0.1	2.6
Paper, publishing, printers, data carrier duplication	2.0	0.1	0.0	0.1	2.2
Other financial services	1.6	0.1	0.0	0.0	1.7
Tourism	0.8	0.5	0.0	0.2	1.5
Agriculture, mining	1.0	0.2	0.0	0.1	1.3
Total 2005	**148.1**	**10.8**	**0.5**	**5.6**	**165.0**
in %	**89.8 %**	**6.5 %**	**0.3 %**	**3.4 %**	**100.0 %**
of which unsecured	122.4	6.1	0.3	4.2	133.0
in %	82.6 %	56.9 %	69.9 %	74.8 %	80.6 %

Organisation and IT

Following the bundling of all tasks related to the operating model, responsibilities in the Organisation and IT division remained largely unchanged in 2005. These responsibilities range from the organisation of the entire settlement and production apparatus, prioritisation and assignment of organisational and IT projects within BA-CA AG and its CEE subsidiaries to ongoing support of business initiatives in the retail banking sector. The range of activities includes the negotiation and monitoring of Service Level Agreements (contracts specifying the parameters and quality standards of services) as well as the ongoing standardisation and improvement of processes (i.e. industrialised processes) and technical and organisational infrastructure. Security is always given top priority throughout the Group. Analysing procurement markets, selecting suppliers and implementing procurement policies by drafting contracts and monitoring activities are among the division's strategic tasks.

Implementation of the successful model for the targeted division of labour – which concentrates sales activities in special sales units and bundles settlement operations in specialised units – continued in 2005. This effort to enhance the transparency of internal service flows and processes throughout the bank has started to pay off in the form of higher productivity, improved quality and specialisation gains.

On the back of numerous mergers in CEE countries, in 2005 the ORG/IT division again experienced a busy year of large-scale projects and integration activities. In Austria efforts focused on the "Fit for Sales" project in sales, the TELOS back-office operations project (automation of back-office activities), BASEL II and the integration of the different settlement subsidiaries into a single unit. Major challenges in CEE included the technical and organisational merger of the new banking subsidiaries in Serbia and Montenegro, Bulgaria and Romania, and the continuation of the project of bundling the settlement of foreign payment transactions for CEE in Prague.

Strategic objectives and projects

The further entrenchment of the process model was once again a milestone project in 2005. The end-to-end view of banking processes across structural and organisational boundaries and interfaces makes it possible to identify potential for process and structural improvements more easily and to enhance efficiency in overall banking processes. To this end, staff members with process responsibility were designated in all the divisions of the bank.

Service Level Agreements specify all service flows and thus help to establish transparent and easily trackable and comparable quality standards throughout the bank.

We are still working to replace the major blocks of fixed costs with variable costs wherever possible. To achieve this goal on a sustainable basis, we are outsourcing non-core activities to subsidiaries that were established for this purpose and which will also offer their services on the general market in the medium term.

Back-office reorganisation

After one year of successful operations **BA-CA Administration Services GmbH (AS)** was merged with DATALINE Zahlungsverkehrsabwicklungs GmbH and DATA AUSTRIA Datenverarbeitungs GmbH, both wholly-owned subsidiaries of BA-CA, as of 1 October 2005. The joint use of available infrastructure and improved balancing of resources will help to further enhance efficiency and improve customer service. The new subsidiary, which was conceived with the aim of achieving a competitive edge in terms of processes and technology, now offers the full range of settlement services of a universal bank.

The **TELOS** project focuses on the automation of back-office activities and should set new standards with regard to the settlement of financing transactions. TELOS is based on three pillars – the Workflow Management System (WfMS), the Document Management System (DMS) and a tool which supports the automated generation of contracts – and will unlock further synergies. DMS supports electronic storage and archiving of all documentation required in lending processes. It thus helps reduce transport costs and wait times and increases document security.

"The higher the level of standardisation of operations for customer business, the easier it is to streamline processes. We have gained project experience in the course of numerous integration projects relating to the merger of CEE subsidiaries. In this regard we have adjusted to the specific conditions prevailing at local banks and in local markets. While we are taking a pragmatic approach, a Group-wide IT platform remains a long-term objective."



Robert Zadrazil, *Managing Board member responsible for Group ORG/IT & Operations (Global Banking Services)*

The WfMS marks a further step towards the automation of lending processes as it prescribes the right process steps in the right order and monitors the complete and timely execution of the tasks. The contract generation tool generates all kinds of contracts (loan agreements and collateral contracts) in a largely automatic process, and the WfMS provides all the data required for the respective task.

Ongoing ORG/IT responsibilities

Treasury and Securities Services

The requirements involved in the settlement and administration of securities transactions increased in both quantitative and in qualitative terms in 2005. The volume of securities deposited with the bank increased by 28 % in 2005, fund volume by 19 %. Transaction volumes grew 23 % against the previous year, and the range of products and services was expanded. Monthly qualitative monitoring of services rendered resulted in concrete action to improve process performance. This, in conjunction with the introduction of Service Level Agreements, yielded lasting quality improvements.

Employee share ownership programmes are introduced by a growing number of companies to enable employees to participate in their company's performance. In this area we acquired Bayer Austria as a new customer, Wienerberger mandated us to manage its stock option plans and RHI extended its programme to include employees of its international subsidiaries. Together with HVB we coordinated Deutsche Telekom's worldwide employee participation programme for Austria and CEE.

UniCredit made an offer to acquire all shares of HVB and BA-CA in the context of the takeover. BA-CA transacted the exchange of 32 million HVB shares and 26 million BA-CA shares for UniCredit shares, while also acting as tender agent for the offer relating to BA-CA shares.

In 2005 tax law amendments required the introduction of an Austrian withholding tax on yields of foreign investment funds as well as the EU withholding tax. New challenges will arise in 2006 with the implementation of the MiFID (Markets in Financial Instruments Directive), which regulates the legal framework under which financial services are rendered. The directive's aim is to increase transparency for customers while at the same time creating a level playing field for banks and exchanges in securities trading.

Global Procurement

The successful model of multinational cooperation among the purchasing units in Germany, Poland and Austria was expanded further in 2005 without extra costs. Bundled tendering at the international level for different products like computers, paper, waste disposal and software made a substantial contribution to improving the cost position.

Procurement in CEE was mainly managed from Austria in line with priorities defined by the objective of generating economies of scale and enabling access to participation in international framework agreements. Benchmarks were established for international cooperation and the processes were implemented in line with the best practice approach, thus streamlining processes and optimising procurement costs (purchasing prices and operating costs). A purpose-built web-based tendering tool for IT hardware guarantees swift and transparent settlement of transactions while considerably reducing time to market.

Productivity increase in the securities back-office


€ bn
Man-years
150
100
50
325
300
275
250
225
200
92.7
95.8
112.2
144.0
2002
2003
2004
2005
Volume of securities held in safe-custody accounts
Man-years (right scale)

Security

Ongoing monitoring of the ISO-certified security standards at the subsidiaries in Austria and abroad and the measures implemented to close identified security gaps enabled the BA-CA Group to boost security to the required and economically justifiable level.

BA-CA security portal in the Internet

In the field of e-banking we implemented a number of measures aimed at raising our customers' awareness of the risks involved in Internet transactions. Information and help on security issues is available to our customers and employees at http://sicherheit.ba-ca.com, and media reports describe possible exposure scenarios and suitable protection measures. If needed, customers can contact trained hotline and support staff for advice and immediate assistance on specific issues.

With respect to information security, much effort was concentrated on Business Continuity Management (BCM), which is to ensure that banking operations can be maintained without serious disruption in the event of an emergency. A Group-wide model was developed and its step-by-step implementation (based on roadmaps) in the entire Group including CEE subsidiaries has already been initiated. Should a critical security event arise, the SERT (Security Emergency Response Team) established at iT-Austria stands ready to take emergency action to prevent damage and to protect the BA-CA Group network.

We achieved significant cost advantages by outsourcing activities related to maintaining operating security such as security patrolling and security services for events. BA-CA staff members responsible for these tasks were seconded to the respective service companies

The rapid increase in bank robberies in recent years could be contained and kept at the previous year's level by taking additional action.

Infrastructure management

BA-CA developed a new Windows XP-based workplace system running under the project name "HYPerPC GFA," which will be implemented Austria-wide. The four large and independent workplace systems previously in operation within BA-CA will now be integrated into a single system, which will facilitate internal cooperation. The use of state-of-the-art technology will improve and speed up work processes and yield considerable cost savings in system operation and maintenance. Since July 2005, iT Austria has already installed some 60 % of the new system. The project is to be completed by the end of March 2006.

Organisation and IT in Central and Eastern Europe

Based on a detailed IT assessment we have drawn up a roadmap for the technical integration of IT platforms at subsidiaries in all CEE countries in which both **UniCredit** and BA-CA are represented, i.e. Poland, Bulgaria, Slovakia, Romania, the Czech Republic and Bosnia. The go-ahead will be given as soon as the legal framework for the merger has been finalised. A central programme management unit will coordinate the integration programme.

The IT strategy for CEE

Work has begun on consolidating iSeries core banking systems from Central and Eastern Europe at a central location in Vienna. This will help to reduce operating costs and ensure round-the-clock operating support and permits us to implement economically efficient state-of-the-art emergency protection measures. Work on setting up the new infrastructure, adjusting the process organisation and establishing the legal basis for the new shared service standard was completed within just six months. The complete migration is to be concluded by the end of the first half of 2006.

Merger projects in CEE

30 September 2005 witnessed the successful conclusion of the legal and operative integration of Eksimbanka in **Serbia and Montenegro** after only 7½ months. The Group's well proven standard processes and systems were introduced in the merged subsidiary taking local requirements into account. In **Bulgaria** the technical, organisational and legal integration of the subsidiaries will start with the merger of HVB Bank Biochim and Hebros Bank in 2006 and will be concluded with the merger of the UniCredit subsidiary Bulbank in 2007.

Implementation of uniform Group standards

Our new subsidiary in **Romania,** Banca Tiriac, besides being adapted to the BA-CA Group's system standards for a uniform IT landscape, will also change over to the CORE02 core banking system and to the new EzY Banking front end. The merged bank will also be upgraded to the Group's latest IT security standard. Provisions have already been made to accommodate system technology requirements arising in the context of the upcoming merger with UniCredit Romania. With a view to supporting further market expansion, the Group IT standards will also be introduced in the newly acquired Nova banjalucka banka in **Bosnia and Herzegovina** in 2006. The technical realisation of these projects is in the hands of our IT solutions provider WAVE.

Basel II

The roll-out of the modules supporting the Basel II standardised approach was successfully completed in Slovenia, the Czech Republic, Hungary, Croatia, Bosnia and Herzegovina and Slovakia. Implementation in Romania and Serbia and Montenegro is slated for 2006.

Bundling of foreign payment transactions for CEE

As of 22 July 2005, Banking Transaction Services s.r.o. in Prague, a wholly-owned subsidiary of BA-CA, assumed responsibility for settling foreign payment transactions for our banking subsidiaries in the Czech Republic, Slovenia, Croatia and Bosnia and Herzegovina. In 2006 further banking subsidiaries will be linked up to the settlement centre, which, besides far-reaching process harmonisation, is set to achieve high productivity gains through automatic processing.

BA-CA subsidiaries supporting core banking business

WAVE Solutions Information Technology GmbH

WAVE Solutions, a wholly-owned subsidiary of BA-CA, is our primary IT solutions provider. Its range of services includes project management, business process optimisation, make or buy decisions, architecture-compliant development, responsibility for and management of IT projects, professional roll-out management and the maintenance of all software components implemented in the Group. WAVE's special areas of expertise include the integration of standard software in existing system environments as well as integrating system landscapes to create uniform standards in merger projects of the BA-CA Group in Central and Eastern Europe.

Under the "Fit for Sales" project Austrian retail workplaces were upgraded in July 2005 with the Sales Manager (SaM) tool developed by WAVE. This product introduced a uniform user interface offering task, scheduling and contact organisation systems as well as all customer information. BA-CA and its subsidiaries accounted for some 98 % of WAVE's revenues, which totalled € 127 m. At 31 December 2005, WAVE employed a staff of 732 at its operations in Vienna, London and Budapest.

Informations-Technologie Austria GmbH

iT-AUSTRIA, the cross-sectoral data processing centre of BA-CA, continued to focus efforts on enhancing performance and reducing costs in 2005. Data processing centre costs declined by another 8 %; a substantial contribution to these cost savings came from the standardisation of different software components and the effects generated by the "Global Procurement" project. The focus of the cost cutting programme was on hardware and software costs and on optimising existing systems. System stability was once again improved. The rate achieved in 2005 was the best in several years.

BA-CA Administration Services GmbH (AS)

The combination and integration of three subsidiaries which concentrate on back-office and settlement activities further strengthened BA-CA's position as industry leader in the Austrian banking sector in a field in which the Group is still without competition. AS is the largest financial settlement services provider in Austria and is responsible for the full range of account, loan and payments settlement operations on behalf of the bank.

AS's objective and philosophy is to relieve the branches of back-office tasks and thus to support the functional and organisational division of front and back-office operations. This approach enables sales staff to dedicate themselves fully to their principal tasks as relationship managers: customer advisory services and sales. With its staff of 1,800, AS performs all activities that require no immediate customer contact. The AS specialists will be focusing efforts on process design and process improvement in the future.

AS services and processes all retail and corporate accounts held at BA-CA as well as some 700,000 retail and corporate loans. It executes almost 300 million domestic and foreign payment transactions per year. Thanks to the high level of standardisation and stringent controls BA-CA achieved an error-free processing rate of almost 100 %.

Centre of competence for back-office activities

Domus Facility Management

Following successful restructuring, Domus Facility Management now serves as the exclusive contractor and management and controlling unit for office space used by BA-CA. The new structure ensures continued efficient and user-friendly services without compromising quality. A site optimisation programme was also concluded in 2005. Together, these measures already helped to cut costs slightly in 2005 and will yield office space cost savings of € 11 m on a long-term basis from 2006 onwards.

iT-Austria data processing centre costs for BA-CA


€ m
200
175
150
125
0
180.8
179.7
154.5
137.9
125.5
114.5
Cost reduction
2000 – 2005:
– 36.7 %
2000
2001
2002
2003
2004
2005

Human Resources

For the staff of Bank Austria Creditanstalt, 2005 was a year in which we moved forward. It was a year of upturn and of permanent structural improvement. At the same time the formation of a truly European bank has opened new dimensions. The forthcoming integration of Bank Austria Creditanstalt into the new Group will of course involve organisational changes but new job perspectives will also be opened and horizons broadened. *Bank Austria Creditanstalt will play a prominent* role in the new Group. It is well equipped for expansion thanks to its structures, know-how and not least the experience gained in integration over the past years.

These overall conditions characterised the work of the Human Resources division in 2005. *In Austria the implementation of* the business model was in the foreground. In CEE the focus was on organic growth and the integration of newly acquired banks. The future responsibility in Vienna for CEE presents new challenges. Within the framework of UniCredit's human resources management, BA-CA's Human Resources (HR) division has been working intensively in preparation for these tasks since 2005.

▶ *In* **Austria** *HR played a decisive role in the implementation* of the business model as virtually every project and every measure has a staff policy aspect. The Human Resources division with its vision of "Culture of Excellence and Empowerment" partnered the separation of bank functions, specialisation in sales, settlement services, product development and in particular the subsequent cooperation within the banking group in line with the principle of division of labour. In addition to structural organisation and staffing – from the introduction of the new relationship management model to the creation of Administration Services, the company specialising in settlement *and processing activities* – training was one of the major focal points of current personnel work. Major prerequisites had to be created in 2005 to introduce more flexibility and to reward individual performance.

Modernisation of internal service regulations: New internal service regulations were introduced at Bank Austria Creditanstalt AG in April 2005. They include much of the target agreement worked out together with the Employees' Council in December 2004. *The guiding principles behind the reform* are the protection of confidence, a stronger focus on individual performance, attractive work conditions and security. There will be no new "tenured positions" at the bank. The *salary structure will be shifted, with longer transition periods,* to that of the collective agreement for employees of banks, which applies to BA-CA following the switch to membership of the Austrian Association of Banks and Bankers. Employees are individually classified so as to avoid any loss of income. This will limit the impact of automatic annual advances, thereby paving the way for a more performance-oriented remuneration system. We believe that we have succeeded in introducing moderate transition regulations for existing staff and attractive internal service regulations and salary structure for new staff.

A change in framework conditions such as membership of an international banking group with group-wide functions, the internal service regulations introduced in 2005 and the growing importance of performance-related bonuses as well as a new, enhanced understanding of careers required new job classifications. For this reason HR started a comprehensive **Job Families** programme in autumn 2005. Under this programme all existing jobs at BA-CA AG are described in **standard job profiles** *and bundled into job families, i.e. groups of related* jobs. Defining "HR target groups" enables us to adjust the various HR applications to specific requirements. This increases transparency – as is common practice in many large companies – as we can now differentiate between job requirements, ability and qualifications, and personal performance components. Job families also make allowance for the trend towards more recognition being given to professional know-how and flexibility/mobility and not only to the management level. The job families concept helps the bank to put a new performance-oriented and transparent remuneration system, comprehensive performance management, new career paths, more targeted staff qualifications and strategic personnel planning on a consistent and transparent basis.

"Today we expect our bank employees – whether customer-facing staff, back-office employees or executive managers – to know much more than just products: they are supposed to understand the market, take entrepreneurial initiative, be familiar with such concepts as full costing, risk-related costs and cost of capital, and be conversant with bank processes. Above all, they should know and understand their customers. The task of human resources management is to provide our employees with training for their various functions and to motivate them so that they take pleasure in their work."

Erich Hampel, *Chairman of the Managing Board of Bank Austria Creditanstalt, also responsible for Human Resources*

At the end of 2005, the number of employees in Austria (BA-CA AG including subsidiaries supporting the bank's core business) totalled 9,839 (full-time equivalents). This means that we have achieved the staffing target set in 2003. Since the merger of Bank Austria and Creditanstalt, staff numbers have been reduced by 36 % or 5,599 FTEs through socially acceptable measures (1996 pro-forma staffing level: 15,438 FTEs).

▶ In the course of 2005, **human resources work for CEE** was allocated to the individual departments within the Human Resources division in order to strengthen Group thinking and the exchange of know-how between Austria and CEE. For a young group of companies operating in high-growth and mature markets, growing together and developing a team spirit are essential to business performance. Based on the results of an internal study, we defined steps with our subsidiaries to enhance staff commitment with a view to operating even more successfully in the market.

In 2005 we successfully completed the integration in Serbia, i.e. the merger between Eksimbanka and HVB Serbia and Montenegro. Human Resources was a partner in the integration and the process of filling management positions. The acquisition of a majority interest in Banca Tiriac was a milestone in Romania. Human Resources accompanied the due diligence process in its well-tested manner and also made an important contribution to the integration and selection process.

UniCredit's acquisition of HVB changed the main emphasis in the year under review. In Austria and CEE, in preparation for the upcoming integration processes, we carried out a further management assessment in which the Group's common values were taken into consideration. Human Resources is currently a partner in the feedback discussions and in agreeing the next steps to be taken. The aim is to carry out a regular organisational review in order to further develop management performance. This, in turn, strengthens commitment and the Group's performance.

The number of staff at our consolidated banking subsidiaries in CEE increased by about 10 %, due primarily to acquisitions. We continued to pay attention to increasing efficiency to free up resources for expansion in retail banking business. Productivity rose significantly, measured against both business expansion and revenue growth.

In future, personnel work in CEE will focus on the integration projects in the various countries and especially on helping to build the common Group. As in the past, we will be guided by our basic **principles**, which are the same as those of UniCredit: objectivity and performance orientation, best practice and diversity. The common values of the new, truly European banking group were formulated in an **Integrity Charter**; they are binding and were made available to all units of UniCredit Group. They guide our conduct in dealing with customers, employees and investors and define our role as good corporate citizens in our countries: fairness, respect, freedom, transparency, reciprocity and trust.

▷ In order to more effectively address the tasks and demands described above, the Human Resources division changed its own structure as from 1 July 2005. All strategic topics were concentrated in the new **HR Strategy & Policies** department

Staffing levels at year-end 2005
Total: 31,792 full-time equivalent

BA-CA AG	23 %
Poland	32 %
Subsidiaries which support the core banking business	8 %
Other subsidiaries	7 %
CEE subsidiaries	30 %

in order to consistently translate business strategy into an HR strategy. In relations with the bank's operating departments Human Resources sees itself as a service provider as in the case of a relationship with an external customer. To be able to focus more exactly on the concrete requirements of our "customers" we offer "one face to the customer" through Key Account teams in the HR Operations department. The **Executive Management** department is responsible for managing relationships with our top HR customers. The task of our new **HR Controlling & Systems** department is to enhance efficiency in human resources management by way of comprehensive controlling mechanisms which can produce reports at any time, by introducing up-to-date staff administration systems and by actively managing HR processes. The **HR Project Office** is entrusted with the portfolio management of all strategic HR initiatives in the Bank Austria Creditanstalt Group to ensure that available resources are applied efficiently and in line with strategy. On the basis of Group-wide project controlling, the HR Project Office is to guarantee transparency at all times on the progress of all projects dealing with strategic initiatives. Each of the HR departments is responsible for Austria and CEE.

Personnel marketing and recruiting

As in previous years, Bank Austria Creditanstalt underlined its image as an employer in the **Central and Eastern Europe** growth market in 2005, for example by sponsoring the "Master Class Eastern Europe" and the "Joszef" programme at the Vienna University of Economics and Business Administration. Under the slogan "Management pool for the East", Bank Austria Creditanstalt is pursuing its goal of winning top graduates who want to take up positions in CEE countries and who have an adequate command of the relevant languages. In order to establish cross-border contact with graduates at an early stage Bank Austria Creditanstalt offered internships at CEE banking subsidiaries and also enabled students from CEE to participate in internships in Austria. To recruit the best qualified university graduates for the trainee programme "Top Start", Bank Austria Creditanstalt was represented at all major **job fairs** in Austria in 2005. The close ties which we have maintained with secondary vocational schools for many years have played a crucial role in helping us to attract motivated high-school graduates with above-average qualifications.

BA-CA offers cross-border internships

Apprenticeships: Training young employees for banking careers has long been a priority at Bank Austria Creditanstalt. New apprentices are generally placed with internal departments at the bank in their first year in order to prepare them for their future work in the area of sales. Beginning in the second year, the training process continues at a branch office. At the end of their training, more experienced colleagues support the apprentices as they prepare intensively in a seminar for their final apprenticeship examination. We are particularly proud of the fact that in 2005 75 % of the Bank Austria Creditanstalt apprentices in Vienna passed their examination with distinction; in Austria as a whole 60 % of the Bank Austria Creditanstalt apprentices passed with distinction.

Trainee programme: Bank Austria Creditanstalt's "Top Start" trainee programme provides particular support to young employees within the Group who have the potential to occupy demanding positions such as technical experts, sales staff and managers, thereby ensuring that qualified successors are available for key positions at the bank. Thoughout the 15-month trainee programme the trainee is advised by a mentor from the business area to which the trainee is attached. By way of training on the job and practical experience in related departments, the focal point right from the beginning is on performance-oriented thinking and acting. General management skills such as presentation techniques, negotiating, project management and financial English are core elements of the trainee programme. In 2005, 54 trainees were prepared for their challenging future tasks.

Training

In **Central and Eastern Europe** we have continued with our well-tested training measures to convey Group standards and have expanded them to include current topics such as sales seminars, which have been adapted to the local markets in individual countries, or topics like restructuring instruments. In addition, we partnered sales training campaigns in Bulgaria with regard to quality checks on training methods and contents.

Cooperation between the various countries is of major importance to us. To foster this, annual meetings of the training managers are held. A two-day symposium ("Achieving Local Excellence in Sales") took place in Vienna in November 2005 for junior branch managers and young relationship managers who are successful in private customer business in CEE. There is a particularly close form of cooperation between Croatia, Slovenia, Bosnia and Serbia, which is reflected in joint seminars and in a Croatian website.

In **Austria** the focus of training measures was on sales activities. All the relationship managers in the sales division are integrated in the **Sales Academy**. For the first time the training programmes were structured not only according to job profile but also according to performance level. At the three performance levels – professional, senior and master – training measures are geared to the required performance in the individual segments. The higher the sales performance of a relationship manager, the higher his classification in the Sales Academy and the more tailor-made to his requirements are the training opportunities offered to him. For our top performers, we implement training strategies such as those used in professional sport or in encouraging highly gifted individuals, which are scientifically based and proven in practice. In this way, the performance-enhancing Sales Academy programmes should encourage staff to try and join the "champions league" of sales and also help top sales performers to fully realise their potential. Feedback from participants has been extremely positive. As far as content is concerned, topics are chosen which are of utmost importance for achieving the ambitious sales targets. The topics range from essential sales skills as part of the basic qualification for newcomers to the sales division to sales strategies, cultivation of a personal attitude and efficient use of relationship management tools to optimise work techniques. As far as methods are concerned, we offer a choice of seminars, regional power training and compact training units related to marketing campaigns, which should enable coverage of the existing training requirements for sales staff with a minimum of time and expense.

We have further developed in-house trainer programmes and repositioned them under the title **TrainerAcademy**. This programme offers optimal support for the development of in-house trainers. Emphasis is placed on personal advice and on tailor-made basic and advanced training for the respective level. The aim is to increase the efficiency of training for trainers as well as to increase the attractiveness of working as an in-house trainer. This is a basic requirement for maintaining and further developing the high level of expertise of Bank Austria Creditanstalt's staff who serve our customers.

Training support for bank projects: Based on our core competence in the didactical and methodical areas we were involved in various bank projects such as "Fit for Sales" (e.g. roll-out of new relationship management models), Basel II (new rating models) and "HyperPC-GFA" (an IT project). In view of the large number of employees affected by these projects, we used the blended-learning method. This procedure combines e-learning and traditional face-to-face seminars into an efficient mix which saves costs and resources.

Human resources development

For high-potential employees from middle management, the management development programme, a widely-respected course of studies geared to prepare students for top management functions, was further developed. Together with its new cooperation partners, the Vienna University of Economics and Business Administration and the Warsaw School of Economics, Bank Austria Creditanstalt took advantage of experience with MBA programmes and focused course contents on the bank's area of responsibility – the growth markets in CEE. On account of the high level of acceptance enjoyed by these training methods throughout the Group, the programme is used not only by Bank Austria Creditanstalt but also by HVB since 2005.

Mentoring

One of Bank Austria Creditanstalt's numerous diversity measures is its mentoring programme. Young high potential employees are paired with experienced top managers of the bank who accompany them along their career paths for twelve months to enable the mentees to learn from them. Although the programme is open to candidates of both sexes, it is predominantly used by female employees. The mentoring programme is also suited to increasing the proportion of females in more demanding positions. Due to the large number of interested parties the third programme is now being organised and partnered by Human Resources for 40 to 50 pairs of employees. The programme provides a special method of disseminating experience and knowledge.

Mentoring as a successful diversity initiative

In order to maintain the high level of commitment, performance and health of all our staff at Bank Austria Creditanstalt we attempt to take various situations in the lives of our employees into consideration and create general conditions enabling our employees to remain healthy and let them balance their work with their private lives. For this reason we offer various part-time work models, flexible working time, company kindergartens with a capacity for about 200 children, support during maternity leave as well as seminars for people returning to work afterwards.

Health and employee safety

Maintaining the health of employees is an important concern for Bank Austria Creditanstalt. Employees have access to the latest advice and treatment by a highly-qualified team of doctors and therapists from different medical disciplines at a number of locations. Specialists in safety at the workplace provide on-site advice in regard to ergonomic issues. Numerous precautionary measures as well as exercise and relaxation programmes are offered at reasonable prices, thereby helping to promote healthy lifestyles. Strict cost-benefit analyses show that these investments have significantly reduced employee absences. The services of Bank Austria Creditanstalt's Health Center are also available to employees of Group companies, which also substantially improved the Health Center's operating efficiency in 2005.

forming | resonance space









creating | suspense

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRSs)

Contents

Note

In this report, "Bank Austria Creditanstalt", "the BA-CA Group" and "the Bank Austria Creditanstalt Group" refer to the Group. To the extent that information relates to the parent company or its separate financial statements, "Bank Austria Creditanstalt AG" or "BA-CA AG" is used.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2005

	(Notes)	2005 €m	2004 € m	Change in € m	Change in %
Interest income		5,392	5,040	352	7.0
Interest expenses		−2,780	−2,599	−181	7.0
Net interest income	(4)	2,611	2,441	170	7.0
Losses on loans and advances	(5)	−495	−398	−96	24.1
Net interest income after losses on loans and advances		**2,117**	**2,042**	**74**	**3.6**
Fee and commission income		1,763	1,549	214	13.8
Fee and commission expenses		−305	−315	11	−3.4
Net fee and commission income	(6)	1,458	1,233	225	18.2
Net trading result	(7)	237	233	4	1.7
General administrative expenses	(8)	−2,622	−2,479	−143	5.8
Balance of other operating income and expenses	(9)	−48	−85	37	−43.4
Operating profit		**1,142**	**944**	**197**	**20.9**
Net result from investments	(10)	282	−8	290	>100
Amortisation of goodwill		−4	−75	71	−94.6
Allocation to provisions for restructuring costs		−108	–	−108	
Balance of other income and expenses		−11	−2	−8	>100
Profit from ordinary activities/ Net income before taxes		**1,301**	**859**	**443**	**51.5**
Taxes on income	(11)	−226	−188	−38	20.0
Net income		**1,075**	**671**	**405**	**60.4**
Minority interests		−111	−61	−50	80.5
Consolidated net income		**964**	**609**	**355**	**58.3**

Key figures

		2005	2004
Earnings per share (in €, basic and diluted)	(12)	6.56	4.14
Return on equity before taxes		17.9 %	13.3 %
Return on equity after taxes		14.3 %	10.1 %
Cost/income ratio		61.6 %	64.9 %
Risk/earnings ratio		18.9 %	16.3 %

Key figures excluding one-off effects*)

Earnings per share (in €, basic and diluted)	6.22
Return on equity before taxes	17.2 %
Return on equity after taxes	13.5 %

*) *One-off effects relate mainly to capital gains on the sale of Investkredit shares, and to HVB Bank Romania, the allocation to provisions for restructuring costs, and a special expense for UniCredit integration*

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2005

Assets

	(Notes)	31 Dec. 2005 €m	31 Dec. 2004 €m	Change in € m	in %
Cash and balances with central banks	(13)	3,855	2,724	1,131	41.5
Trading assets	(14)	17,665	18,575	−910	−4.9
Loans and advances to, and placements with, banks	(15)	26,384	23,995	2,389	10.0
Loans and advances to customers	(15)	86,404	81,260	5,144	6.3
– Loan loss provisions	(16)	−3,232	−3,305	73	−2.2
Investments	(17)	18,172	17,316	855	4.9
Property and equipment	(18)	1,097	1,122	−25	−2.2
Intangible assets	(18)	1,358	1,133	225	19.9
Other assets	(19)	3,956	3,761	195	5.2
Non-current assets classified as held for sale	(20)	3,221			
TOTAL ASSETS		**158,879**	**146,581**	**12,298**	**8.4**

Liabilities and shareholders' equity

	(Notes)	31 Dec. 2005 €m	31 Dec. 2004 €m	Change in € m	in %
Amounts owed to banks	(21)	44,279	39,927	4,352	10.9
Amounts owed to customers	(21)	61,863	57,856	4,008	6.9
Liabilities evidenced by certificates	(22)	22,703	19,617	3,086	15.7
Trading liabilities	(23)	6,807	8,930	−2,123	−23.8
Provisions	(24)	4,753	4,000	753	18.8
Other liabilities	(25)	3,671	4,063	−392	−9.7
Subordinated capital	(26)	5,400	5,291	109	2.1
Liabilities directly associated with non-current assets classified as held for sale*)	(27)	1,884			
Shareholders' equity	(28)	7,521	6,898	623	9.0
of which: minority interests		650	439	211	48.2
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**158,879**	**146,581**	**12,298**	**8.4**

*) Excluding Group-internal funding of € 1,037 m

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m	Subscribed capital	Capital reserves	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39 2)	Obligations similar to retirement benefits IAS 19	Shareholders' equity excl. minority interests	Minority interests	Shareholders' equity
As at 1 January 2004	**1,069**	**2,737**	**2,733**	**–584**	**–139**	**–**	**5,816**	**362**	**6,178**
First-time application effects			–24		17	–151	–158		–158
As at 1 January 2004 after first-time application effects	**1,069**	**2,737**	**2,709**	**–584**	**–122**	**–151**	**5,658**	**363**	**6,020**
Capital increase						–		–	
Shares in the controlling company		12					12		12
Business combinations								–15	–15
Recognised income and expenses			609	175	176	–32	928	124	1,052
Dividend paid			–150				–150	–33	–183
Other changes			12				12		12
As at 31 December 2004	**1,069**	**2,749 1)**	**3,180**	**–409**	**53**	**–183**	**6,460**	**439**	**6,898**

€ m	Subscribed capital	Capital reserves	Retained earnings	Foreign currency translation	Reserves in accordance with IAS 39 2)	Obligations similar to retirement benefits IAS 19	Shareholders' equity excl. minority interests	Minority interests	Shareholders' equity
As at 1 January 2005	**1,069**	**2,749**	**3,180**	**–409**	**53**	**–183**	**6,460**	**439**	**6,898**
Capital increase							–	3	3
Shares in the controlling company		1					1		1
Business combinations								131	131
Recognised income and expenses			968	116	71	–552	604	138	742
Dividend paid			–221				–221	–61	–282
Other changes			26				26		26
As at 31 December 2005	**1,069**	**2,751 1)**	**3,954**	**–293**	**125**	**–734**	**6,871**	**650**	**7,521**

1) Capital reserve in the separate financial statements of Bank Austria Creditanstalt AG: € 2,154 m

2) Reserves in accordance with IAS 39	1 Jan. 2005	31 Dec. 2005
Cash flow hedge reserve	–161	–111
Available-for-sale reserve	214	236
Total	53	125

Statement of recognised income and expense

€ m	2005	2004
Gains on assets classified as held for sale (available-for-sale reserve)	26	122
Gains on cash flow hedges (cash flow hedge reserve)	74	142
Foreign currency translation differences	125	232
Foreign currency translation relating to assets classified as held for sale	8	–
Actuarial losses on defined-benefit plans	– 735	–15
Taxes on items directly recognised in or derecognised from equity	169	–99
Recognised directly in equity	**–333**	**382**
Net income	**1,075**	**670**
Total of income and expenses recognised in the reporting year	**742**	**1,052**
Shareholders' equity excl. minority interests	604	928
Minority interests	138	124

Cash flow statement of the Bank Austria Creditanstalt Group

€ m	2005	2004
NET INCOME	**1,075**	**671**
Non-cash items included in net income, and adjustments to reconcile net income to cash flows from operating activities		
Depreciation, amortisation, losses on loans and advances, and changes in fair values	834	800
Increase in staff-related provisions and other provisions	317	297
Increase/decrease in other non-cash items	–245	374
Gains/losses on disposals of intangible assets, property and equipment, and investments	–286	–24
SUB-TOTAL	**1,695**	**2,118**
Increase/decrease in operating assets and liabilities after adjustment for non-cash components		
Trading assets	–506	–2,965
Loans and advances	–9,091	–4,465
Other assets	–241	126
Trading liabilities	–467	57
Amounts owed to banks and customers	8,207	4,478
Liabilities evidenced by certificates	2,995	1,899
Other liabilities	581	190
CASH FLOWS FROM OPERATING ACTIVITIES	**3,173**	**1,438**
Proceeds from disposal of		
investments	1,061	3,054
property and equipment	157	89
Payments for purchases of		
investments	–2,206	–3,635
property and equipment	–611	–469
Proceeds from sales (less cash disposed of) of subsidiaries	153	–26
Payments for acquisition (less cash acquired) of subsidiaries	87	–4
Other changes	67	198
CASH FLOWS FROM INVESTING ACTIVITIES	**–1,292**	**–793**
Proceeds from capital increase	–	–
Dividends paid	–221	–150
Subordinated liabilities and other financing activities (net)	95	–105
CASH FLOWS FROM FINANCING ACTIVITIES	**–126**	**–255**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**2,724**	**2,282**
Cash flows from operating activities	3,173	1,438
Cash flows from investing activities	–1,292	–793
Cash flows from financing activities	–126	–255
Effects of exchange rate changes	–26	52
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**4,453**	**2,724**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	–67	–88
Interest received	4,853	4,861
Interest paid	–2,625	–2,466
Dividends received	203	129

Notes to the Consolidated Financial Statements of Bank Austria Creditanstalt

(1) Changes in Group structure

UniCredit S.p.A., Genoa (UniCredit), acquired 93.93 % of the shares in Bayerische Hypo- und Vereinsbank AG, Munich (HVB), as at 17 November 2005 through a capital increase and an exchange of shares. As a result of this transaction, the entire HVB Group, of which Bank Austria Creditanstalt AG, Vienna, (BA-CA AG) is a member, became a new member of UniCredit Group.

UniCredit's exchange offer to HVB shareholders was accompanied by an exchange offer and an alternative cash offer to shareholders of BA-CA AG, which were accepted by shareholders for 17.45 % of the shares. Therefore UniCredit holds, directly and indirectly through HVB, 94.98 % of the shares in BA-CA AG.

Following the takeover of HVB Group, UniCredit Group now has equity interests in banks in 19 countries in Europe and overseas, with a particularly strong presence in CEE.

The takeover of HVB Group required notification and regulatory approval procedures. In Poland, UniCredit controls Bank Pekao S.A., Warsaw, and BA-CA AG holds a majority interest in Bank BPH S.A., Kraków. BA-CA AG's voting rights in Bank BPH S.A., Kraków, have been suspended since 17 November 2005 as the approval of the Polish central bank for UniCredit's indirect acquisition of voting rights in Bank BPH was not yet available on that date. BA-CA AG can only exercise these voting rights when the regulatory approval procedure in Poland has been completed with a favourable decision.

Ahead of these decisions, the Polish government has called upon UniCredit to sell the equity interest in Bank BPH. The Polish government argues that, when acquiring Bank Pekao S.A., UniCredit gave an undertaking not to acquire an equity interest in any other bank in Poland and that UniCredit has thus infringed the privatisation agreement concluded in 1999. UniCredit is of the opinion that the agreement has not been infringed, arguing that the clause which restricts competition became ineffective upon Poland's accession to the European Union and the country's adoption of EU law ("acquis communautaire") on 1 May 2004.

In the meantime the European Commission has expressed concern that, through action that is contrary to Community law, Poland is trying to prevent the implementation of the business integration of UniCredit and HVB approved by the European Commission. UniCredit and BA-CA AG think there is only a slim chance that Poland can successfully use the pending regulatory proceedings to achieve national objectives of competition policy and industrial policy. It is therefore expected that UniCredit will ultimately receive the required approval in Poland, too. Although the voting rights have been suspended, BA-CA AG continues to exercise control over Bank BPH and thus governs the financial and operating policies of Bank BPH. Bank BPH is therefore a consolidated company included in the BA-CA Group's consolidated financial statements.

In Croatia, where UniCredit holds a majority interest in Zagrebacka banka d. d., Zagreb, and BA-CA AG holds a majority interest in HVB Splitska banka d. d., Split, Croatia's banking supervisory authority in its capacity as competition authority for the Croatian banking sector rejected UniCredit's indirect acquisition of a majority interest in HVB Splitska banka on antitrust grounds. Croatia's banking supervisory authority informed UniCredit that it would have to sell one of the two banks. As it is intended to sell HVB Splitska banka, HVB Splitska banka has been classified as "held for sale" in accordance with IFRS 5 as at 31 December 2005 (see note 20 and note 26).

Regulatory approval under competition law in Bosnia and Herzegovina for the two companies in which we hold equity interests, HVB Central Profit Banka d. d. and the recently acquired Nova banjalucka banka a. d., is not yet available. BA-CA AG proceeds from the assumption that UniCredit will receive such approval in the foreseeable future.

(2) Significant accounting principles

Unless indicated otherwise, all figures are in millions of euros (€).

Pursuant to Section 59a of the Austrian Banking Act, and in conformity with Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002, the 2005 consolidated financial statements of Bank Austria Creditanstalt have been prepared in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board (IASB) and in accordance with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC/SIC) applicable at the balance sheet date. All standards published by the IASB in the International Financial Reporting Standards 2005 as International Accounting Standards required to be applied to financial statements for 2005, and adopted by the EU, have been applied. The comparative figures for the previous year are also based on these standards to the extent that this was necessary on the basis of adjustments pursuant to transitional rules. The amended version of IAS 19 which becomes operative for annual financial statements covering periods beginning on 1 January 2006 has also been applied.

IFRSs applied

	Title	Application in BA-CA	Applied version of
IAS 1	Presentation of Financial Statements	x	1 Jan. 2005
IAS 2	Inventories		
IAS 7	Cash Flow Statements	x	1 Jan. 2005
IAS 8	Accounting Policies, Changes in Accounting Estimates and Errors	x	1 Jan. 2005
IAS 10	Events After the Balance Sheet Date	x	1 Jan. 2005
IAS 11	Construction Contracts	x	1 Jan. 2005
IAS 12	Income Taxes	x	1 Jan. 2005
IAS 14	Segment Reporting	x	1 Jan. 2005
IAS 16	Property, Plant and Equipment	x	1 Jan. 2005
IAS 17	Leases	x	1 Jan. 2005
IAS 18	Revenue	x	1 Jan. 2005
IAS 19	Employee Benefits	x	1 Jan. 2006
IAS 20	Accounting for Government Grants and Disclosure of Government Assistance		
IAS 21	The Effects of Changes in Foreign Exchange Rates	x	1 Jan. 2005
IAS 23	Borrowing Costs	x	1 Jan. 2005
IAS 24	Related Party Disclosures	x	1 Jan. 2005
IAS 26	Accounting and Reporting by Retirement Benefit Plans	x	1 Jan. 1988
IAS 27	Consolidated and Separate Financial Statements	x	1 Jan. 2005
IAS 28	Investments in Associates	x	1 Jan. 2005
IAS 29	Financial Reporting in Hyperinflationary Economies	x	1 Jan. 2005
IAS 30	Disclosures in the Financial Statements of Banks and Similar Financial Institutions	x	1 Jan. 2005
IAS 31	Interests in Joint Ventures		
IAS 32	Financial Instruments: Disclosure and Presentation	x	1 Jan. 2005
IAS 33	Earnings per Share	x	1 Jan. 2005
IAS 34	Interim Financial Reporting	x	1 Jan. 2005
IAS 36	Impairment of Assets	x	1 Jan. 2005
IAS 37	Provisions, Contingent Liabilities and Contingent Assets	x	1 Jan. 2005
IAS 38	Intangible Assets	x	1 Jan. 2005
IAS 39	Financial Instruments: Recognition and Measurement	x	1 Jan. 2005
IAS 40	Investment Property	x	1 Jan. 2005
IAS 41	Agriculture		
IFRS 1	First-time Adoption of International Financial Reporting Standards		
IFRS 2	Share-based Payment		
IFRS 3	Business Combinations	x	1 Jan. 2005
IFRS 4	Insurance Contracts		
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations	x	1 Jan. 2005

Published IFRSs which have not yet become operative and have not yet been applied

We do not expect any effects to result from the application of IFRS 6 (Exploration and Evaluation of Mineral Resources) because it contains rules which are not relevant to our business. IFRS 7 amends the rules for disclosure of financial instruments and is effective for annual periods beginning on or after 1 January 2007. IFRS 7 supersedes IAS 30 and the disclosure requirements of IAS 32. As the presentation of BA-CA's consolidated financial statements has so far been based on these two standards, the application of IFRS 7 will result in changes in financial reporting.

Changes in accounting principles for the 2005 financial statements

A number of changes in IFRSs became effective on 1 January 2005. Most of the amendments and new rules are applicable retrospectively, as if the relevant accounting and valuation method had always been applied. Therefore the comparative figures for 2004 were adjusted.

The following new rules are of major significance:

- Minority interests are to be presented separately within shareholders' equity. After inclusion of minority interests amounting to € 439 m, shareholders' equity as at 31 December 2004 totalled € 6,898 m.
- When financial assets or financial liabilities are recognised initially, they may be classified as "at fair value through profit or loss" if specific requirements are met. As a first-time application effect, € 887 m was reclassified as "at fair value through profit or loss" as at 31 December 2004.
- Reversals of previously recognised impairment losses on available-for-sale equity instruments are not permitted to be recognised in income, but are to be included in the available-for-sale reserve until the financial asset is sold. As a result of first-time application of this rule, reversals of impairment losses in the amount of € 10 m previously recognised in income were retrospectively reversed as at 31 December 2004.
- Impairment losses resulting from inherent risks associated with financial assets which are measured at amortised cost (impairment losses incurred but not reported) were recognised. As a result of first-time application of this rule, the balance sheet item Loan loss provisions increased by € 110 m as at 1 January 2004, with no effect on income; this increase declined to € 89 m as at 31 December 2004.
- The financial statements of companies accounted for under the equity method are now adjusted to uniform Group-wide accounting and valuation methods. Goodwill relating to investments in such companies is included in the item Investments.
- Future goodwill is to be recorded in the currency of the foreign operation and translated at the closing rate.
- Goodwill is not amortised. At least once a year, goodwill is tested for impairment and an impairment loss is recognised, if necessary. This change has been applied for the first time since the first quarter of 2005.
- The new rules of IAS 19 (amended in 2004) for the recognition of defined-benefit pension and severance payment obligations become operative for periods beginning on or after 1 January 2006. The Bank Austria Creditanstalt Group has applied these rules since 1 January 2005 and has adopted the new alternative method permitted under IAS 19 of recognising actuarial gains and losses directly in equity. We have included the required information in the notes. The increase in the provision as at 31 December 2004 amounted to € 243.7 m, the item Other assets (deferred tax assets) rose by € 60.9 m and shareholders' equity decreased by € 182.8 m.

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2004
Changes resulting from first-time application effects of amended and new IFRSs

€ m	1 Jan.–31 Dec. 2004 published	First-time application effects	1 Jan.–31 Dec. 2004 new
Interest income	4,977	63	5,040
Interest expenses	–2,542	–57	–2,599
Net interest income	2,435	6	2,441
Losses on loans and advances	–417	18	–398
Net interest income after losses on loans and advances	**2,018**	**24**	**2,042**
Fee and commission income	1,549	–	1,549
Fee and commission expenses	–315	–	–315
Net fee and commission income	1,233	–	1,233
Net trading result	223	10	233
General administrative expenses	–2,479	–	–2,479
Balance of other operating income and expenses	–85	–	–85
Operating profit	**922**	**35**	**944**
Net result from investments	4	–12	–8
Amortisation of goodwill	–75	–	–75
Allocation to provisions for restructuring costs	–	–	–
Balance of other income and expenses	–2	–	–2
Profit from ordinary activities/Net income before taxes	**836**	**23**	**859**
Taxes on income	–173	–15	–188
Net income	**663**	**7**	**671**
Minority interests	–61	–	–61
Consolidated net income	**602**	**7**	**609**

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2004
Changes resulting from first-time application effects of amended and new IFRSs

Assets € m	31 Dec. 2004 published	First-time application effects	31 Dec. 2004 new
Cash and balances with central banks	3,302	–578	2,724
Trading assets	18,590	–15	18,575
Loans and advances to, and placements with, banks	23,995	–	23,995
Loans and advances to customers	81,260	–	81,260
– Loan loss provisions	–3,215	–89	–3,305
Investments	16,668	648	17,316
Property and equipment	1,122	–	1,122
Intangible assets	1,133	–	1,133
Other assets	3,662	100	3,761
TOTAL ASSETS	**146,516**	**65**	**146,581**

Liabilities and shareholders' equity € m	31 Dec. 2004 published	First-time application effects	31 Dec. 2004 new
Amounts owed to banks	39,927	–	39,927
Amounts owed to customers	57,856	–	57,856
Liabilities evidenced by certificates	19,617	–	19,617
Trading liabilities	8,960	–30	8,930
Provisions	3,753	247	4,000
Other liabilities	4,033	30	4,063
Subordinated capital	5,291	–	5,291
Shareholders' equity	7,080	–182	6,898
of which: minority interests	439	–	439
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**146,516**	**65**	**146,581**

Consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria Creditanstalt have been consolidated in the consolidated financial statements. In this context, uniform Group-wide criteria (primarily total assets and results of operations) are applied in determining materiality; these criteria relate to the effect of inclusion or non-inclusion of a subsidiary in the presentation of the Group's financial position and the results of its operations. The consolidated financial statements of Bank Austria Creditanstalt in accordance withe IFRSs are based on the separate financial statements of all consolidated companies prepared on a uniform basis.

Material investments in associated companies, i.e., companies which are neither indirectly nor directly controlled by Bank Austria Creditanstalt AG but in which it can exercise a significant influence, are accounted for using the equity method.

Shares in all other companies are classified as investments available for sale and recognised at their fair values, to the extent that fair value is reliably measurable.

The method of inclusion in the consolidated financial statements is shown in the list of selected subsidiaries and equity interests displayed in note 39.

Business combinations

When a subsidiary is acquired, the fair values of its identifiable assets, including identifiable intangible assets, and liabilities are offset against the cost of acquisition. The difference between the cost of acquisition and the fair value of net assets is recognised in the balance sheet as goodwill if such difference cannot be attributed to intangible assets. Pursuant to the new IFRS 3 and IAS 36, goodwill is not amortised. Goodwill arising on business combinations after 1 April 2004 is stated in the currency of the acquired company and translated at the closing rate. The cash-generating units test goodwill for impairment at least once a year.

As at the date of acquisition, shareholders' equity of foreign subsidiaries is translated into euros. Gains and losses arising on the foreign currency translation of shareholders' equity of foreign subsidiaries are recorded directly in shareholders' equity as at the subsequent balance sheet dates.

Goodwill arising on acquisitions of subsidiaries and other equity interests before 1 January 1995 has been offset against retained earnings.

When a subsidiary is acquired, the calculation of minority interests is based on the fair values of assets and liabilities.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are immaterial. Intragroup profits are also eliminated.

Foreign currency translation

Foreign currency translation is performed in accordance with IAS 21. Monetary assets and liabilities denominated in currencies other than the euro are translated into euros at market exchange rates prevailing at the balance sheet date. Forward foreign exchange transactions not yet settled are translated at the forward rate prevailing at the balance sheet date.

For the purpose of foreign currency translation of the financial statements of foreign subsidiaries, which are prepared in a currency other than the euro, the middle exchange rate prevailing at the balance sheet date has been applied to balance sheet items and the annual average exchange rate has been applied to income statement items.

Cash and cash equivalents

The amount of cash and cash equivalents stated in the cash flow statement includes the cash holdings of non-current assets classified as held for sale.

Financial instruments

Loans and receivables are carried in the balance sheet at amortised cost before deduction of loan loss provisions and including accrued interest. Amounts of premiums and discounts are accounted for at amortised cost.

Financial assets and financial liabilities at fair value through profit or loss

Financial assets and financial liabilities held for trading
Trading assets – securities held for trading and positive market values of derivative financial instruments – are recognised at their fair values. To determine fair values, market prices and quotes via Bloomberg, Reuters, Telerate, etc. are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied. Changes in the fair values of trading assets (including trading derivatives) are recognised in income.

Netting of trading positions is performed only to the extent that there is an enforceable right to set-off and this reflects the expected future cash flows from the transaction.

Trading liabilities
This item includes negative fair values of derivative financial instruments held in the trading portfolio. To determine fair values, market prices and quotes via Bloomberg, Reuters, Telerate, etc. are used. Where such prices or quotes are not available, values based on present value calculations or option pricing models are applied. Changes in the fair values of trading liabilities (including trading derivatives) are recognised in income.

Fair value option
When financial assets and financial liabilities are recognised initially, they may be classified as financial assets and financial liabilities "at fair value through profit or loss". Securities classified in this way are included in investments and in liabilities evidenced by certificates.

Available-for-sale financial instruments

Available-for-sale financial instruments are a separate category of financial instruments. To determine their fair values, market prices are used. Where such prices are not available, generally recognised valuation methods are used for determining fair values. Changes in fair values resulting from remeasurement are recognised in a component of shareholders' equity (available-for-sale reserve) with no effect on income until the financial asset is disposed of. Impairment losses are recognised in income. Reversals of impairment losses on equity instruments are recognised in the available-for-sale reserve within equity; reversals of impairment losses on debt instruments are recognised in income.

Shares in companies which are neither consolidated nor accounted for under the equity method are classified as available for sale.

Held-to-maturity investments

The category of held-to-maturity investments comprises holdings which already exist. The holdings are recognised at amortised cost. Cost is amortised to the repayable amount until maturity. A held-to-maturity investment is impaired within the meaning of IAS 39.63 if its carrying amount is greater than the present value of estimated future cash flows. Such an impairment is recognised in net income.

Investment property

Land and buildings held as investment property to earn rental income and/or for capital appreciation are classified as investments and recognised at amortised cost. Rental income from investments is included in net interest income, as is interest paid on related funding. As a rule, buildings are depreciated over a period of 50 years.

Derivatives

Derivatives are financial instruments which are designed by reference to an underlying instrument. Derivatives may be interest rate contracts, foreign exchange contracts, equity-related and other instruments. Within the "other derivatives" category, the significance of credit derivatives has grown in the past years. Derivative transactions may be concluded over the counter (OTC), i.e. directly with the counterparty, or via exchanges. The exposure is reduced by a margin which must be deposited for exchange-traded contracts (futures and options) to absorb current price fluctuations.

Derivatives are stated at their fair values. To determine fair values as at the transaction date, market prices and official quotes (Bloomberg, Telerate) are used. Where such prices or quotes are not available, recognised and tested models are used for determining current prices.

In hedge accounting, Bank Austria Creditanstalt distinguishes between fair value hedges and cash flow hedges. In both cases, changes in the values of the hedged item and the hedging instrument are recognised in income in the same period.

A fair value hedge provides protection against changes in the fair value of an asset or a liability. The hedging instrument is stated at its fair value, and any gains or losses on the hedging instrument are recognised in income. Gains or losses on the hedged item which are attributable to the hedged risk adjust the carrying amount of the hedged item and are recognised in income. To qualify for hedge accounting, hedges must be highly effective. The effectiveness of fair value hedges is measured on an ongoing basis.

Cash flow hedges are used for protecting future (variable) cash flows. They hedge the exposure to variability in cash flows which result from assets or liabilities or from planned transactions and have an effect on income. Changes in the fair values of derivatives designated as hedging instruments are divided into a portion that is determined to be an effective hedge, and into an ineffective portion. The effective portion of any gain or loss on the heding instrument is included in the cash flow hedge reserve and recognised in income in the same period in which the change in the value of the hedged item is recognised in income. This neutralises the effect on income.

Leasing

The classification of leases is based on the extent to which risks and rewards incident to ownership of a leased asset lie with the lessor or the lessee.

Accounting for leases as lessor: assets held under a finance lease (which transfers to the lessee substantially all the risks and rewards incident to ownership) are accounted for as receivables, stated as loans and advances at amounts equal to the net investment (present value). The recognition of interest income reflects a constant periodic rate of return on the net investment outstanding.

In the case of operating leases, the risks and rewards incident to ownership are not transferred. The relevant assets are included in property and equipment and in investments (property) and measured according to the principles applied to such items. Lease income is recognised on a straight-line basis over the term of the agreement. Bank Austria Creditanstalt is mainly active as a lessor under finance leases.

Accounting for leases as lessee: in the case of a finance lease, the leased asset is recognised in property and equipment, and the obligation as a liability. The leased asset and the obligation are stated at amounts equal at the inception of the lease to the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The interest rate implicit in the lease is used for calculating the present value of the minimum lease payments.

Lease payments are apportioned between the interest expense and the reduction of the outstanding liability. Lease payments under operating leases are recognised as rent expenses. Contracts under which Bank Austria Creditanstalt is the lessee are of relatively small significance.

Loan loss provisions

Loan loss provisions show the total amount of provisions made for losses on loans and advances in the form of specific provisions (including flat-rate specific provisions, i.e., provisions for small loans evaluated according to customer-specific criteria) and in the form of impairment losses (incurred but not reported) on financial assets carried at amortised cost. Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates. Provisions for contingent liabilities are recognised in provisions on the liabilities side.

Property and equipment, intangible assets

Property and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation in accordance with IAS 16.

Assets are depreciated and amortised on a straight-line basis over their estimated useful lives. At Bank Austria Creditanstalt, depreciation and amortisation is calculated on the basis of the following average useful lives:

- buildings used for banking operations: 25 – 50 years
- office furniture and equipment: 4 – 15 years
- software: 4 – 6 years
- other intangible assets: 4 – 20 years

Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made.

Since 1 January 2005, goodwill arising on business combinations has not been amortised but tested for impairment at least once a year.

Other assets

The principal components of this item are receivables not relating to the banking business (mainly accounts receivable from deliveries of goods and the performance of services), tax claims and deferred tax assets, and positive market values of derivative financial instruments not included in the trading book (exclusively held for hedging purposes).

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This difference is expected to increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense included in the determination of net income is recognised in the item Taxes on income in the consolidated income statement. Taxes other than those on income are included in the item Balance of other operating income and expenses.

Pursuant to the group taxation rules introduced in Austria in 2005, BA-CA AG has formed a group of companies comprising controlled subsidiaries and 27 additional members. Profit and loss transfer agreements have been concluded with 30 group members, and tax compensation agreements have been reached with the other companies.

Measurement principles – disposal groups held for sale

As part of the indirect acquisition of BA-CA AG by UniCredit Group, the BA-CA Group's responsibility for Central and Eastern Europe within the Group was confirmed. However, on the basis of the related condition imposed by the Croatian banking supervisory authority (see note 1), the Managing Board has decided to sell HVB Splitska banka d.d., Split, which belongs to the Central and Eastern Europe business segment, within a year. The finalisation of the sale is subject to prior approval by the Supervisory Board.

Pursuant to IFRS 5, as at 31 December 2005, this disposal group is to be carried at the lower of carrying amount and fair value less costs to sell. The prices offered so far do not indicate a need to reduce the carrying amount. Assets and liabilities of this disposal group are stated separately in the consolidated financial statements. The result from this transaction will be recognised in the CEE business segment.

Liabilities

All liabilities other than trading liabilities are as a rule carried at amortised cost.

In the case of liabilities evidenced by certificates, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed at the Annual General Meeting is not included in the liabilities.

Provisions

A provision is recognised only if there is a legal or constructive obligation towards third parties outside the Group and a reliable estimate can be made of the amount of the obligation.

Long-term employee benefits and termination benefits

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19. Pursuant to IAS 19.93A, actuarial gains and losses are not recognised in income but directly in equity. Such gains and losses are stated in the table "Statement of recognised income and expense". The comparative figures for the previous year have been adjusted.

Under a commitment to provide defined benefits, Bank Austria Creditanstalt AG continues to recognise a pension provision for the entitlements of employees who retired before the pension reform as at 31 December 1999 became effective, and – as a special feature of Bank Austria Creditanstalt AG's staff regulations – for the future benefits, equivalent to those under mandatory insurance, earned by active employees and pensioners for whom Bank Austria Creditanstalt AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). Disability risk, less reimbursement from the pension funds, is covered by the provision.

The present value of pension obligations and severance-payment obligations is determined with due regard to internal service regulations, on the basis of the following actuarial assumptions:

- discount rate/Austria: 4.25 % p.a. (2004: 5.25 % p.a.)
- increases under collective bargaining agreements: 2.25 % p.a. (2004: 1.75 %); assumption of increases for employees and pensioners
- career trends including regular salary increases under the current collective bargaining agreement for employees of Austrian banks and the effects of the transitional rules under the 2005 reform of Bank Austria Creditanstalt's service regulations. The rate applied in calculating non-regular salary increases was 0.25 % p.a. (2004: 0.25 % p.a.); assumption of increases for employees
- no discount for staff turnover was taken into account
- retirement age: as a basis for calculation in respect of employees enjoying "permanent tenure" status, the age of 60 for men and 55 for women, with a transition to the retirement age of 60 in ten semi-annual steps for women who were born in or after 1964, has been taken into account. For employees insured pursuant to the provisions of the Austrian ASVG, the new retirement age of 65 for men and women has been taken into account in accordance with the new rules (2003 pension reform including transitional rules)
- 1999-P statistical tables of Aktuarverein Österreich (most recent life-expectancy tables for salaried staff)

No provisions are made for defined-contribution plans. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense.

Shareholders' equity

Shareholders' equity is composed of paid-in capital, i.e., capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (retained earnings, foreign currency translation reserves, IAS 39 reserves, profit carried forward from the previous year, and net income). Since 1 January 2005, minority interests have been included in shareholders' equity. The IAS 39 reserves include gains and losses on available-for-sale financial assets (available-for-sale reserve), which are not recognised in income, and those components of hedge accounting in accordance with IAS 39 which are not included in income (cash flow hedge reserve), after adjustment for deferred taxes.

Other liabilities

This item includes in particular liabilities not relating to the banking business (mainly accounts payable for deliveries of goods and the performance of services), tax liabilities, negative fair values of derivative financial instruments which are not part of the trading book (exclusively used for hedging purposes) and other accruals.

Net interest income

Interest income is accrued and recognised as long as such income is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. Income from equity interests and from investment property is also included in this item.

The same principles apply to the recognition of interest expenses.

Losses on loans and advances

This item includes additions to provisions for losses on loans and advances, and income from the release of loan loss provisions as well as recoveries of loans and advances previously written off.

Net fee and commission income

Net fee and commission income comprises income from services provided on a fee and commission basis as well as expenses incurred for services provided by third parties and related to the Group's fee-earning business.

Net trading result

In addition to the realised and unrealised results from measuring the trading positions using the mark-to-market method, the net trading result includes accrued interest on debt instruments, dividend income on equity instruments, and funding costs relating to trading assets.

(3) Business combinations and disposals

Compared with the previous year, there have been the following changes in the group of consolidated companies of Bank Austria Creditanstalt:

On 1 January 2005, BPH Leasing S.A., Warsaw, was included in the group of consolidated companies in view of the dynamic development of the leasing business in Poland and its growing importance to results from the leasing activities of Bank BPH S.A.

At the end of February 2005, Austria Finanza S.P.A., Treviso, and Austrolease S.P.A., Bolzano, were sold. Bank Austria Creditanstalt Leasing GmbH sold these two companies to Fortis Lease Group S.A. against a cash payment of € 32 m. This transaction results in a profit of € 17 m in the BA-CA Group.

The closing of the purchase of Hebros Bank, Plovdiv, Bulgaria, took place on 1 March 2005. The Bank Austria Creditanstalt Group acquired 99.91 % (13,690,107 shares) of Hebros Bank. In this context, Bank Austria Creditanstalt acquired 89.92 % and Biochim Bank, Sofia (a 99.7 % subsidiary of Bank Austria Creditanstalt AG), acquired 9.99 % of Hebros Bank. The purchase price of € 124 m was paid in cash.

The purchase of Hebros Bank results in goodwill of € 81.5 m in the Bank Austria Creditanstalt Group.

In the middle of August 2005, the Bank Austria Creditanstalt Group sold its 28.23 % interest in Investkredit Bank AG, Vienna.

On 1 September 2005, the acquisition of Banca Comerciala "Ion Tiriac" S.A., Bucharest, Romania, was completed by way of a purchase of shares and an exchange of shares. It is intended to merge Banca Comerciala "Ion Tiriac" S.A. with HVB Bank Romania S.A., Bucharest.

Bank Austria Creditanstalt acquired 9.09 % of Banca Comerciala "Ion Tiriac" S.A. (1,827,783 shares). The preliminary purchase price for this equity interest (€ 42.5 m) – depending on the financial statements to be certified by independent public accountants as at the closing date – was paid in cash. At the same time, Bank Austria Creditanstalt acquired 8,225,010 shares in Banca Comerciala "Ion Tiriac" (equivalent to a 40.91 % interest) in exchange for 50 % less one share in HVB Bank Romania S.A., Bucharest.

In connection with this transaction, Bank Austria Creditanstalt made a payment, which in effect is tantamount to a non-repayable shareholder contribution of € 40 m, to a company which is managed jointly with Mr Tiriac and in which Bank Austria Creditanstalt holds a 30 % interest. Following completion of the transaction, Bank Austria Creditanstalt now holds 10,052,793 shares in Banca Comerciala "Ion Tiriac" S.A. (corresponding to 50 % of the share capital plus one share).

Overall, the preliminary purchase price of the entire transaction including incidental acquisition expenses is € 252.8 m. Following the measurement of assets and liabilities as well as the identification of intangible assets, this results in a difference of € 178.7 m between the purchase price and the net assets of Banca Comerciala "Ion Tiriac" S.A.; the differential amount was allocated to goodwill for the time being. The price of the transaction reflects the intrinsic value of Banca Tiriac, the synergies that can be achieved and, above all, the potential of the Romanian market.

Eksimbanka, Belgrade, Serbia and Montenegro, was merged with HVB Bank Serbia and Montenegro on 1 October 2005 and included in the group of consolidated companies as at the same date. Since then the new bank has operated under the name of "HVB Banka Srbija i Crna Gora A.D.". The difference of € 24.9 m between acquisition cost and net assets of the merged bank was allocated to goodwill for the time being.

At the end of December 2005, Hypo Stavebni Sporitelna, Prague, the mortgage bank of HVB Czech Republic, was included in the group of consolidated companies.

Effects of changes in the group of consolidated companies

Assets € m	Consolidated balance sheet at 31 Dec. 2004	Disposal of consolidated subsidiaries	Additions of consolidated subsidiaries
Cash and balances with central banks	2,724	–	294
Trading assets	18,575	–	24
Loans and advances to, and placements with, banks	23,995	–6	128
Loans and advances to customers	81,260	–429	1,078
– Loan loss provisions	–3,305	2	–29
Investments	17,316	–46	727
Property and equipment	1,122	–111	65
Intangible assets	1,133	–	13
Other assets	3,761	–25	67
TOTAL ASSETS	**146,581**	**–615**	**2,366**

Liabilities and shareholders' equity € m	Consolidated balance sheet at 31 Dec. 2004	Disposal of consolidated subsidiaries	Additions of consolidated subsidiaries
Amounts owed to banks	39,927	–459	253
Amounts owed to customers	57,856	–1	1,702
Liabilities evidenced by certificates	19,617	–	108
Trading liabilities	8,930	–	–
Provisions	4,000	–9	14
Other liabilities	4,063	–18	47
Subordinated capital	5,291	–	10
Shareholders' equity	6,898	–128	206
of which: minority interests	439	–	26
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**146,581**	**–615**	**2,366**

Notes to the income statement

(4) Net interest income

€ m	2005	2004
Interest income from loans and advances and money market transactions	4,140	3,921
bonds and other fixed-income securities	623	602
shares and other variable-yield securities	75	72
subsidiaries	93	61
companies accounted for under the equity method	86	67
other companies in which an equity interest is held	24	9
investment property	24	30
Interest expenses for deposits	−1,752	−1,663
liabilities evidenced by certificates	−557	−533
subordinated capital	−275	−246
Results from leasing transactions	131	120
NET INTEREST INCOME	**2,611**	**2,441**

(5) Losses on loans and advances

€ m	2005	2004
Allocations to	1,156	918
provisions for loans and advances	*1,087*	*865*
provisions for contingent liabilities	*69*	*53*
Releases from	−683	−553
provisions for loans and advances	*−543*	*−444*
provisions for contingent liabilities	*−140*	*−109*
Recoveries of loans and advances previously written off	−45	−23
Direct write-offs of loans and advances	67	56
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES	**495**	**398**

The risk/earnings ratio (losses on loans and advances as a percentage of net interest income) rose from 16.3 % to 18.9 %. Details are given in the risk report in note 42, in particular note 42e.

(6) Net fee and commission income

€ m	2005	2004
Securities and custodian business	401	294
Foreign trade/payment transactions	827	708
Lending business	164	162
Other services and advisory business	67	69
NET FEE AND COMMISSION INCOME	**1,458**	**1,233**

(7) Net trading result

€ m	2005	2004
Equity-related transactions	96	63
Interest-rate and currency-related transactions	141	170
NET TRADING RESULT	**237**	**233**

(8) General administrative expenses

€ m	2005	2004
Staff costs	1,491	1,421
Wages and salaries	*1,019*	*929*
Social-security contributions	*233*	*217*
Expenses for retirement benefits and other benefits	*239*	*275*
Other administrative expenses	892	821
Depreciation and amortisation	238	237
on property and equipment	*128*	*122*
on intangible assets excluding goodwill	*110*	*115*
GENERAL ADMINISTRATIVE EXPENSES	**2,622**	**2,479**

(9) Balance of other operating income and expenses

€ m	2005	2004
Other operating income	106	80
Other operating expenses	−155	−165
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	**−48**	**−85**

Starting with the interim report as at 30 September 2005, effects which have an effect on income and arise from the complete or partial sale of consolidated companies are no longer reflected in the balance of other operating income and expenses within operating profit, but in the net result from investments. The comparative figures were adjusted accordingly.

(10) Net result from investments

The net result from investments includes capital gains of € 130 m on the sale of shares in Investkredit Bank AG, Vienna, and the capital gain of € 124 m realised in connection with the acquisition of Banca Comerciala "Ion Tiriac" on the sale of 50 % less one share in HVB Bank Romania S.A., Bucharest. Also included in this item were impairment losses.

(11) Taxes on income

€ m	2005	2004
Current taxes	171	109
Deferred taxes	55	79
TAXES ON INCOME	**226**	**188**

€ m	2005	2004
Net income before taxes	1,301	859
Applicable tax rate*)	25 %	25 %
Income tax expense at the applicable tax rate	325	215
Tax effects from previous years and changes in tax rates	–6	74
from foreign income	–42	–28
from tax-exempt income	–66	–50
from other non-deductible expenses	24	19
from the adjustment of the expectation of the future use of tax losses carried forward	–8	–62
from amortisation of goodwill	1	18
other tax effects	–3	3
REPORTED TAXES ON INCOME	**226**	**188**
Effective tax rate	**17.4 %**	**21.9 %**

*) The above reconciliation is based on the corporation tax rate applicable in Austria from 1 January 2005 because that rate is effective for the major part of the Group.

(12) Earnings per share

During the reporting period, no financial instruments with a dilutive effect were outstanding. Therefore basic earnings per share in accordance with IAS 33 equal diluted earnings per share in accordance with IAS 33.

	2005	2004
Number of shares as at 31 December	147,031,740	147,031,740
Average number of shares outstanding	146,946,424	146,970,865
Consolidated net income in € m	964	609
Earnings per share in €	6.56	4.14

Notes to the balance sheet

(13) Cash and balances with central banks

€ m	2005	2004
Cash and balances with central banks	3,524	2,694
Debt instruments issued by public borrowers and bills eligible for discounting at central banks	331	30
CASH AND BALANCES WITH CENTRAL BANKS	**3,855**	**2,724**

(14) Trading assets

€ m	2005	2004
Bonds and other fixed-income securities	**9,403**	**9,462**
Money market paper	77	118
Debt securities	9,325	9,344
issued by public borrowers	*1,056*	*1,788*
issued by other borrowers	*8,270*	*7,556*
Shares and other variable-yield securities	**1,034**	**669**
Shares	371	237
Investment certificates	660	54
Other	3	378
Positive market values of derivative financial instruments	**7,223**	**8,421**
Other trading assets	**5**	**22**
TRADING ASSETS	**17,665**	**18,575**

(15) Loans and advances to banks and customers

Loans and advances to, and placements with, banks – breakdown by product

€ m	2005	2004
Loans and advances	6,560	8,243
Money market placements	19,824	15,753
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**26,384**	**23,995**

Loans and advances to, and placements with, banks – breakdown by region

€ m	2005	2004
Austria	5,290	3,413
Abroad	21,094	20,582
Central and Eastern Europe	*3,685*	*7,703*
Other foreign countries	*17,409*	*12,879*
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**26,384**	**23,995**

Loans and advances to, and placements with, banks – breakdown by maturity

€ m	2005	2004
Repayable on demand	2,660	1,819
With a remaining maturity of		
up to 3 months	14,441	13,232
over 3 months up to 1 year	5,314	4,040
over 1 year up to 5 years	2,329	868
over 5 years	1,641	4,036
LOANS AND ADVANCES TO, AND PLACEMENTS WITH, BANKS	**26,384**	**23,995**

Loans and advances to customers – breakdown by product

€ m	2005	2004
Loans to local authorities	3,482	3,893
Real estate finance	9,809	8,265
Current account credits	17,067	11,696
Loans	44,173	46,512
Money market placements	504	808
Other loans and advances	5,434	4,855
Finance lease receivables	5,934	5,231
LOANS AND ADVANCES TO CUSTOMERS	**86,404**	**81,260**

Loans and advances to customers – breakdown by region

€ m	2005	2004
Austria	52,207	51,116
Abroad	34,197	30,144
Central and Eastern Europe	*25,929*	*22,548*
Other foreign countries	*8,268*	*7,596*
LOANS AND ADVANCES TO CUSTOMERS	**86,404**	**81,260**

Loans and advances to customers – breakdown by maturity

€ m	2005	2004
Repayable on demand	6,414	8,379
With a remaining maturity of up to 3 months	11,623	8,742
over 3 months up to 1 year	5,862	5,586
over 1 year up to 5 years	18,400	18,351
over 5 years	44,105	40,201
LOANS AND ADVANCES TO CUSTOMERS	**86,404**	**81,260**

Leasing business

Total gross and net investment

€ m	2005	2004
Total gross investment		
up to 3 months	345	357
up to 1 year	889	835
up to 5 years	2,686	2,322
over 5 years	3,294	3,283
	7,216	**6,797**
Total net investment		
up to 3 months	308	258
up to 1 year	777	691
up to 5 years	2,289	1,854
over 5 years	2,549	2,428
	5,923	**5,231**
Unearned finance income		
up to 3 months	38	99
up to 1 year	113	144
up to 5 years	397	468
over 5 years	745	855
	1,293	**1,565**
Unguaranteed residual values	**1,147**	**1,047**
Loan loss provisions*)	**136**	**115**

*) These provisions relate to finance leases, which account for almost all of Bank Austria Creditanstalt's leasing business.

New investments in leasing business at cost developed as follows:

€ m	2005	2004
Austrian leasing business	720	1,034
Real estate	*224*	*257*
Equipment	*496*	*777*
International leasing business	1,391	1,614
NEW INVESTMENTS	**2,111**	**2,648**

(16) Loan loss provisions

€ m	for loans and advances to, and placements with, banks		for loans and advances to customers		Total	
	2005	2004	2005	2004	2005	2004
At beginning of reporting year	**26**	**34**	**3,279**	**3,456**	**3,305**	**3,490**
First-time application effects resulting from amended and new IFRSs	–	1	–	115	–	116
At beginning of reporting year after first-time application effects	**26**	**35**	**3,279**	**3,571**	**3,305**	**3,606**
Allocation	1	–	1,153	921	1,154	922
Release	–	–3	–543	–329	–543	–332
Use	–2	–7	–641	–734	–643	–741
Exchange differences and other adjustments not reflected in the income statement	2	–	16	–150	18	–150
Non-current assets classified as held for sale	–	–	–59	–	–59	–
AT END OF REPORTING YEAR	**26**	**26**	**3,206**	**3,279**	**3,232**	**3,305**

Loan loss provisions – breakdown by region

€ m	2005	2004
Austria	2,565	2,539
Abroad	667	765
Central and Eastern Europe	*667*	*765*
Other foreign countries	–	–
LOAN LOSS PROVISIONS	**3,232**	**3,305**

(17) Investments

€ m	Carrying amount 31 Dec. 2004	First-time application 31 Dec. 2004	Acquisition cost 1 Jan. 2005	Accumulated write-ups/write downs 1 Jan. 2005	Carrying amount 1 Jan. 2005	Carrying amount 31 Dec. 2005	Total change 2005
Held-to-maturity investments – debt securities	**7,292**	**–1**	**7,356**	**–64**	**7,291**	**6,847**	**–445**
Available-for-sale investments	**8,036**	**–308**	**7,977**	**–381**	**7,728**	**8,160**	**432**
Shares in unconsolidated subsidiaries	738	–	1,032	–303	738	748	10
Shares in other companies	169	–	217	–72	169	162	–7
Other fixed-income securities	3,518	–308	3,210	–	3,210	3,913	703
Shares and other variable-yield securities	3,610	–	3,518	–6	3,610	3,337	–273
Securities held as short-term investments	*1,817*	–	*1,817*	–	*1,817*	*1,539*	*–279*
Securities held as long-term investments	*1,793*	–	*1,701*	*–6*	*1,793*	*1,798*	*5*
Fair value option – investments	–	**887**	–	–	**887**	**1,963**	**1,076**
Bonds and other fixed-income securities	–	887	–	–	887	1,738	850
Shares and other variable-yield securities	–	–	–	–	–	226	226
Securities held as short-term investments	–	–	–	–	–	*5*	*5*
Securities held as long-term investments	–	–	–	–	–	*221*	*221*
Investments in companies accounted for under the equity method	**942**	**69**	**787**	**144**	**931**	**987**	**56**
of which: goodwill)*	*183*	–	*120*	*–17*	*103*	*99*	*–4*
Investment property	**397**	–	**589**	**–191**	**397**	**214**	**–183**
INVESTMENTS					**17,235**	**18,172**	**937**

*) In the previous year, adjustment of goodwill of regional banks (– € 79 m) pursuant to IFRS 3 (purchase accounting).

The BA-CA Group used the option to designate financial instruments upon initial recognition as "at fair value through profit or loss". Valuation differences between hedged items and hedging instruments to be recognised in income are thereby reduced or avoided. The overall effect of using the fair value option for investments in the Bank Austria Creditanstalt Group was a positive amount of € 19 m.

Movements in investments in 2005

€ m	Business combinations and disposals	Changes resulting from foreign currency translation	Additions	Disposals	Changes in measurement recognised in income	Changes in measurement under IAS 39 recognised directly in equity	Non-current assets classified as held for sale	Total changes
Held-to-maturity investments – debt securities	**531**	**95**	**255**	**–1,239**	**–13**	**–**	**–74**	**–445**
Available-for-sale investments	**–13**	**8**	**1,587**	**–951**	**–20**	**15**	**–193**	**432**
Shares in unconsolidated subsidiaries	–14	9	614	–586	–13	–	–	10
Shares in other companies	–	–1	29	–31	–2	–1	–1	–7
Other fixed-income securities	–	–	891	–	–	–	–189	703
Shares and other variable-yield securities	1	–	53	–334	–6	16	–3	–273
Securities held as short-term investments	*–*	*–*	*–*	*–276*	*–*	*–*	*–3*	*–279*
Securities held as long-term investments	*1*	*–*	*53*	*–59*	*–6*	*16*	*–*	*5*
Fair value option – investments	**–**	**–**	**1,065**	**–7**	**19**	**–**	**–**	**1,076**
Bonds and other fixed-income securities	–	–	847	–	3	–	–	850
Shares and other variable-yield securities	–	–	217	–7	16	–	–	226
Securities held as short-term investments	*–*	*–*	*5*	*–*	*–*	*–*	*–*	*5*
Securities held as long-term investments	*–*	*–*	*212*	*–7*	*16*	*–*	*–*	*221*
Investments in companies accounted for under the equity method	**–**	**–**	**83**	**–111**	**52**	**32**	**–**	**56**
of which: goodwill	*–*	*–*	*–*	*–*	*–4*	*–*	*–*	*–4*
Investment property	**–**	**–3**	**24**	**–183**	**–21**	**–**	**–**	**–183**
TOTAL CHANGES								**937**

(18) Property and equipment, intangible assets

Property and equipment

€ m	2005	2004
Land and buildings used for banking operations	691	754
Other land and buildings	58	16
Other property and equipment*)	348	352
PROPERTY AND EQUIPMENT	**1,097**	**1,122**

*) including leased assets

Intangible assets

€ m	2005	2004
Goodwill	1,091	885
Other intangible assets	266	248
INTANGIBLE ASSETS	**1,358**	**1,133**

Movements in property and equipment and in intangible assets in 2004

€ m	Carrying amount 31 Dec. 2003	Acquisition cost 1 Jan. 2004	Accumulated depreciation and amortisation 1 Jan. 2004	Business combinations and disposals	Foreign currency translation	Additions	Disposals	Depreciation and amortisation	Carrying amount 31 Dec. 2004
Property and equipment	1,092	2,282	−1,189	6	33	156	−70	−122	1,096
Leased assets	27	39	−12	–	–	23	−16	−8	26
Other intangible assets	273	622	−349	2	4	112	−29	−115	248
Goodwill	920	1,269	−343	–	9	19	–	−69	885

Movements in property and equipment and in intangible assets in 2005

€ m	Carrying amount 31 Dec. 2004	Acquisition cost 1 Jan. 2005	Accumulated depreciation and amortisation 1 Jan. 2005	Business combinations and disposals	Foreign currency translation	Additions	Disposals	Depreciation and amortisation	Non-current assets classified as held for sale	Carrying amount 31 Dec. 2005
Property and equipment	1,096	2,101	−1,006	−48	12	225	−70	−128	−32	1,055
Leased assets	26	42	−15	–	2	40	−13	−13	–	42
Other intangible assets	248	684	−436	19	3	150	−28	−110	−16	266
Goodwill	885	1,281	−396	−6	2	251	−7	–	−34	1,091

(19) Other assets

€ m	2005	2004
Tax claims	1,010	976
Current taxes	*53*	*55*
Deferred tax assets	*957*	*921*
Positive fair values of derivative hedging instruments	2,075	2,046
Other assets	762	600
Prepaid expenses	110	140
OTHER ASSETS	**3,956**	**3,761**

Deferred tax assets

€ m	2005	2004
Deferred tax assets	**675**	**606**
relating to		
trading assets	83	106
loans and advances to customers incl. loan loss provisions	69	83
investments	56	41
property and equipment	4	3
other assets	56	88
amounts owed to banks and customers	5	5
provisions for retirement benefits and similar obligations	401	279
other balance sheet items	1	1
Deferred tax assets relating to tax losses carried forward which have not yet been used	**282**	**315**
DEFERRED TAX ASSETS	**957**	**921**

In 2005, deferred taxes were partly recognised directly in equity. Of the total amount, € 56 m (2004: € 55 m) was debited to the available-for-sale reserve and € 29 m (2004: € 45 m) was credited to the cash flow hedge reserve. In addition, as actuarial gains and losses on pension and severance-payment obligations amounting to € 734 m (2004: € 244 m) were not recognised in income, deferred tax assets of € 182 m (2004: € 61 m) were offset against equity.

As a result of the acquisition of Banca Comerciala "Ion Tiriac" S.A., Bucharest, Romania, foreign currency translation of deferred taxes and direct offsetting against reserves, part of the change in deferred taxes was not reflected in the expense.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 282 m (2004: € 315 m). Most of the tax losses carried forward can be used without time restriction. In respect of tax losses carried forward in the amount of € 650 m (2004: € 700 m), no deferred tax assets were recognised because, from a current perspective, a tax benefit is unlikely to be realised within a reasonable period.

(20) Non-current assets classified as held for sale

€ m	31 Dec. 2005
Cash and balances with central banks	598
Trading assets	223
Loans and advances to, and placements with, banks	171
Loans and advances to customers	1,913
– Loan loss provisions	–59
Investments	267
Property and equipment	32
Intangible assets	50
Other assets	26
TOTAL ASSETS	**3,221**

(21) Amounts owed to banks and customers

Amounts owed to banks – breakdown by product

€ m	2005	2004
Repayable on demand	6,069	2,797
With agreed maturity dates or periods of notice	38,210	37,130
Money market deposits by banks	*25,333*	*23,620*
Other amounts owed to banks	*12,877*	*13,511*
AMOUNTS OWED TO BANKS	**44,279**	**39,927**

Amounts owed to banks – breakdown by region

€ m	2005	2004
Austria	17,997	16,477
Abroad	26,282	23,450
Central and Eastern Europe	*5,024*	*4,979*
Other foreign countries	*21,258*	*18,471*
AMOUNTS OWED TO BANKS	**44,279**	**39,927**

Amounts owed to banks – breakdown by maturity

€ m	2005	2004
Repayable on demand	6,069	2,797
With a remaining maturity of up to 3 months	22,307	20,901
over 3 months up to 1 year	2,813	2,309
over 1 year up to 5 years	5,029	4,659
over 5 years	8,061	9,262
AMOUNTS OWED TO BANKS	**44,279**	**39,927**

Amounts owed to customers – breakdown by product

€ m	2005	2004
Savings deposits	18,102	17,593
Other amounts owed to customers	43,762	40,263
Repayable on demand	*23,173*	*20,676*
With agreed maturity dates or periods of notice	*20,589*	*19,586*
AMOUNTS OWED TO CUSTOMERS	**61,863**	**57,856**

Amounts owed to customers – breakdown by region

€ m	2005	2004
Austria	34,540	35,107
Abroad	27,323	22,749
Central and Eastern Europe	*21,318*	*17,711*
Other foreign countries	*6,005*	*5,038*
AMOUNTS OWED TO CUSTOMERS	**61,863**	**57,856**

Amounts owed to customers – breakdown by maturity

€ m	2005	2004
Repayable on demand	23,173	20,676
With a remaining maturity of up to 3 months	19,454	18,568
over 3 months up to 1 year	5,780	6,044
over 1 year up to 5 years	5,953	5,378
over 5 years	7,503	7,189
AMOUNTS OWED TO CUSTOMERS	**61,863**	**57,856**

(22) Liabilities evidenced by certificates

Liabilities evidenced by certificates – breakdown by product

€ m	2005	2004
Debt securities issued	**21,203**	**17,929**
Mortgage bonds and local-authority bonds	2,690	2,296
Other debt securities issued *of which: at fair value through profit or loss*	18,514 *1,129*	15,633
Other liabilities evidenced by certificates	**1,499**	**1,688**
LIABILITIES EVIDENCED BY CERTIFICATES	**22,703**	**19,617**

Debt securities issued are liabilities evidenced by listed certificates. Other liabilities evidenced by certificates are securities issues of the Bank Austria Creditanstalt Group which are not listed, and certificates of deposit amounting to € 1,008 m. Given the complex structure of embedded derivatives, the Group used the fair value option. A positive change totalling € 17.5 m in the fair values of other debt securities issued with a total volume of € 1,129 m was recognised in income. In 2005, changes in fair values resulting from changes in our own credit rating were – € 3.6 m.

Liabilities evidenced by certificates – breakdown by maturity

€ m	2005	2004
With a remaining maturity of up to 3 months	1,299	2,740
over 3 months up to 1 year	4,227	1,314
over 1 year up to 5 years	9,959	8,737
over 5 years	7,216	6,826
LIABILITIES EVIDENCED BY CERTIFICATES	**22,703**	**19,617**

(23) Trading liabilities

€ m	2005	2004
Negative fair values of derivative financial instruments	6,470	8,100
Other trading liabilities	337	830
TRADING LIABILITIES	**6,807**	**8,930**

(24) Provisions

€ m	2005	2004
Provisions for retirement benefits and similar obligations	3,654	2,943
Provisions for taxes *Current taxes* *Deferred taxes*	603 *62* *541*	650 *36* *614*
Provisions for restructuring costs	112	–
Provisions for contingent liabilities	153	132
Other provisions for impending losses	230	276
PROVISIONS	**4,753**	**4,000**

Movements in provisions for restructuring costs and contingent liabilities as well as other provisions

€ m	Provisions for restructuring costs	Provisions for contingent liabilities	Other provisions
As at 1 January 2005	**–**	**132**	**260**
Changes in group of consolidated companies	6	1	–1
Changes resulting from currency translation	–	2	1
Allocations to provisions	109	69	84
Use	–2	–12	–69
Release	–1	–38	–44
As at 31 December 2005	**112**	**153**	**230**

The Managing Board of Bank Austria Creditanstalt AG has decided to restructure the SMEs Austria business segment which was newly defined with effect from 2005, and has communicated the restructuring plan to the Employees' Council. A provision of € 90 m was made for restructuring costs relating to measures to be taken in this connection. The amount is expected to be used in the years 2006 and 2007. Provisions for restructuring costs were also made at various subsidiaries involving smaller amounts.

Movements in provisions for retirement benefits and similar obligations

€ m	2005	2004
Provision as at 1 January	2,943	2,854
+/– changes in group of consolidated companies	–3	–
+/– actuarial gains/losses with no effect on income	734	15
+ interest cost	154	151
+ current service cost	70	52
+ past service cost/early retirement	–	41
– payments in the reporting year	–224	–174
+/– result from plan changes	–23	–
+/– other changes	4	4
PROVISION AS AT 31 DECEMBER	**3,654**	**2,943**

Deferred tax liabilities

€ m	2005	2004
Relating to: loan loss provisions for loans and advances to banks and customers	45	29
trading assets	103	125
property and equipment	24	25
investments	331	311
other assets	20	118
amounts owed to banks and customers	2	1
liabilities evidenced by certificates	3	4
provisions	4	–
other balance sheet items	10	1
DEFERRED TAX LIABILITIES	**541**	**614**

(25) Other liabilities

€ m	2005	2004
Negative fair values of derivative hedging instruments	1,990	2,766
Other amounts payable	1,537	1,205
Deferred income	144	92
OTHER LIABILITIES	**3,671**	**4,063**

(26) Subordinated capital

€ m	2005	2004
Subordinated liabilities	3,893	3,793
Supplementary capital	1,103	1,250
Subordinated capital eligible as Tier 1 capital	404	248
SUBORDINATED CAPITAL	**5,400**	**5,291**

Subordinated capital – breakdown by maturity

€ m	2005	2004
With a remaining maturity of		
up to 3 months	157	301
over 3 months up to 1 year	279	62
over 1 year up to 5 years	1,744	522
over 5 years	3,220	4,405
SUBORDINATED CAPITAL	**5,400**	**5,291**

(27) Liabilities directly associated with non-current assets classified as held for sale

€ m	31 Dec. 2005
Amounts owed to banks	454
Amounts owed to customers	1,360
Liabilities evidenced by certificates	–
Trading liabilities	–
Provisions	26
Other liabilities	43
Subordinated capital	–
Shareholders' equity	–
of which: minority interests	–
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,884**

excluding Group-internal funding of € 1,037 m

(28) Shareholders' equity

As at 31 December 2005, the share capital of Bank Austria Creditanstalt AG was divided into 147,021,640 no-par value bearer shares and 10,100 registered shares.

As part of the bank's securities business with its customers, Bank Austria Creditanstalt acquired 15,152,997 bearer shares in Bank Austria Creditanstalt AG at the average price of € 81.07 and sold 15,302,677 shares at the average price of € 81.21. At the end of 2005, Bank Austria Creditanstalt AG and consolidated subsidiaries held shares in Bank Austria Creditanstalt AG and shares in a controlling company worth € 1.3 m.

The holders of registered shares in Bank Austria Creditanstalt AG must be present at Annual General Meetings for the effective adoption of resolutions approving spin-offs and specific mergers or specific changes in the company's bye-laws (see article 20 of the bye-laws).

Additional IFRS disclosures

(29) Fair values

The following table shows the fair values of assets and liabilities and related off-balance sheet transactions. Loans and advances to, and placements with, banks as well as loans and advances to customers are stated net of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method (discounting future cash flows on the basis of current yield curves). For fixed-rate loans and advances to, and amounts owed to, banks and customers with a remaining maturity of, or regular interest rate adjustment within a period of, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date. For investments in unlisted companies, the carrying amount was stated as fair value.

Fair values

€ m	2005		2004		Difference between fair value and carrying amount in 2005	Difference between fair value and carrying amount in 2004
	Fair value	Carrying amount	Fair value	Carrying amount		
Loans and advances to, and placements with, banks	26,386	26,358	24,057	23,970	+27	+87
Loans and advances to customers	83,486	83,139	78,858	78,070	+347	+788
Investments	18,444	18,172	17,640	17,316	+273	+324
					+647	**+1,199**
Amounts owed to banks	44,310	44,279	39,968	39,927	+31	+41
Amounts owed to customers	61,899	61,863	57,898	57,856	+36	+42
Liabilities evidenced by certificates	22,924	22,703	19,826	19,617	+221	+209
Subordinated capital	5,495	5,400	5,302	5,291	+96	+11
					+384	**+303**
BALANCE					**+263**	**+896**

fair value higher than carrying amount (+) / fair value lower than carrying amount (–)

The difference between carrying amounts and fair values of investment property is about € 22 m (2004: € 30 m). Fair values are determined on the basis of external or internal expert appraisals.

(30) Related party disclosures

a) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria Creditanstalt AG

Expenses for severance payments and pensions of Bank Austria Creditanstalt AG

In the reporting year, allocations and payments for members of the Managing Board, senior executives and their surviving dependants totalled € 21.8 m (2004: € 14.2 m); allocations and payments for other employees and their surviving dependants amounted to € 266.4 m (2004: € 286 m). These amounts include contributions to pension funds for active Managing Board members in the amount of € 0.3 m (2004: € 0.2 m) and for former Managing Board members in the amount of € 1.7 m (2004: € 2 m).

Emoluments of members of Bank Austria Creditanstalt AG's Managing Board and Supervisory Board

The emoluments granted for the respective term during which Managing Board members were active in 2005 and paid to the Managing Board members (excluding payments into pension funds) totalled € 7.1 m (comparable emoluments in 2004 totalled € 5.5 m). Of this total, € 4.6 m (2004: € 3 m) related to variable salary components, and € 2.5 m (2004: € 2.5 m) related to fixed salary components. As in the previous year, no emoluments were paid for activities in subsidiaries.

Payments to former members of the Managing Board and their surviving dependants – excluding payments into pension funds – totalled € 17.1 m (of which € 4.5 m was paid to former Managing Board members of Creditanstalt AG, which merged with Bank Austria in 2002, and their surviving dependants; € 1.9 m was paid to former Managing Board members of Österreichische Länderbank AG, which merged with Bank Austria in 1991, and their surviving dependants). The comparative figure for 2004 is € 14.4 m. Emoluments for activities in subsidiaries amounted to € 0.5 m (2004: € 0.5 m).

The emoluments of the Supervisory Board members active in the 2005 business year totalled € 0.3 m (2004: € 0.3 m) for Bank Austria Creditanstalt AG, and € 0.1 m (2004: € 0.1 m) for the two credit associations. No emoluments were paid for activities in subsidiaries.

Members of the Managing Board do not hold any options on shares in Bank Austria Creditanstalt AG and did not receive any other monetary benefits from shares in Bank Austria Creditanstalt AG or Bayerische Hypo- und Vereinsbank AG.

Loans and advances to members of the Managing Board and of the Supervisory Board of Bank Austria Creditanstalt AG

As in the previous year, overdrafts granted to members of the Managing Board amounted to € 0.1 m. At the balance sheet date, there were no loans to Managing Board members (2004: € 0.1 m).

Loans to members of the Supervisory Board amounted to € 2.28 m (2004: € 0.9 m). Credit lines and overdrafts granted to Supervisory Board members totalled € 1.12 m (2004: € 0.43 m). As in the previous year, repayments during the business year totalled € 0.05 m.

Loans to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria Creditanstalt.

b) Relationships with the parent company, unconsolidated subsidiaries and other companies in which an equity interest is held

Bayerische Hypo- und Vereinsbank AG, Munich (HVB), and UniCredit S.p.A., Genoa (UniCredit)

Pursuant to the "Bank of the Regions" agreement, Bank Austria Creditanstalt has been entrusted with managing the business operations of HVB Group in Austria and in the countries of Central and Eastern Europe (excluding the Baltic countries, Ukraine and Russia). HVB is responsible for business units in the rest of the world.

In respect of BA-CA AG, HVB undertakes to ensure, within the scope of its ownership interest and except for political risk, that BA-CA AG can meet its contractual obligations. Note 45 contains a list of companies in respect of which BA-CA AG has issued comfort letters with the same wording.

Since the capital increase in 2003, HVB has held 77.5 % of the shares in Bank Austria Creditanstalt AG.

As at 31 December 2005, one member of the Management Board of HVB was a member of the Supervisory Board of BA-CA AG.

A company of HVB Group has provided a capital guarantee which totalled US$ 181 m as at 31 December 2005 for alternative investments managed by Bank Austria Cayman Islands.

On 29 November 2005, UniCredit S.p.A., Genoa, Italy (UniCredit), acquired 17.45 %, i.e. 25,657,724, of the shares in Bank Austria Creditanstalt (BA-CA AG) through an exchange of shares. On the basis of these directly held shares and the shares held indirectly through Bayerische Hypo- und Vereinsbank AG, Munich (HVB), UniCredit holds about 94.98 % of the share capital and voting rights of BA-CA AG.

As at 31 December 2005, one member of the Managing Board of Bank Austria Creditanstalt AG was a member of the Management Committee of UniCredit S.p.A.

The following table shows the amounts of Bank Austria Creditanstalt's loans and advances to, and amounts owed to, the parent company, unconsolidated subsidiaries and other companies in which Bank Austria Creditanstalt holds an equity interest. Business relations with these companies are maintained on market terms. The items Loans and advances to, and placements with, banks and Amounts owed to banks mainly reflect transactions with HVB and UniCredit. On the assets side, these transactions have medium-term to long-term maturities; on the liabilities side, most of these transactions have maturities up to 3 months.

Loans and advances to the parent company, subsidiaries and other companies in which an equity interest is held

€ m	Parent company and subsidiaries		Other companies in which an equity interest is held	
	2005	2004	2005	2004
Loans and advances to, and placements with, banks	2,835	3,669	779	884
Loans and advances to customers	804	740	461	436
Trading assets	1,772	2,067	–	36
Investments	114	115	156	154
Other assets	724	683	–	–
LOANS AND ADVANCES	**6,249**	**7,274**	**1,396**	**1,509**

Amounts owed to the parent company, subsidiaries and other companies in which an equity interest is held

€ m	Parent company and subsidiaries		Other companies in which an equity interest is held	
	2005	2004	2005	2004
Amounts owed to banks	5,018	3,920	11,028	11,204
Amounts owed to customers	682	225	181	166
Liabilities evidenced by certificates	340	325	–	–
Trading liabilities	1,078	1,552	–	–
Other liabilities	650	911	–	–
Subordinated capital	9	14	–	–
AMOUNTS OWED	**7,777**	**6,947**	**11,209**	**11,370**

In the derivatives business area, the comparative figures for the previous year were adjusted.

Within the amounts owed to banks, amounts owed to other companies in which an equity interest is held include the refinancing of export loans by OeKB.

Most of the trading assets and trading liabilities are positive and negative market values of trading derivatives (swaps) which BA-CA AG has concluded with HVB AG.

The items Other assets and Other liabilities include the positive and negative market values of derivatives which BA-CA AG has concluded with HVB AG and which are designated as hedging instruments in cash flow hedges. The average maturities are about 5 years.

c) Other information on related party relationships

Privatstiftung zur Verwaltung von Anteilsrechten (the "Private Foundation"; until 18 April 2001, "Anteilsverwaltung-Zentralsparkasse")
The Private Foundation is a contracting party to the "Bank of the Regions" agreement. A syndicate agreement has been concluded between the Private Foundation and Bayerische Hypo- und Vereinsbank AG, Munich. Under Section 92 (9) of the Austrian Banking Act, the Private Foundation serves as deficiency guarantor for all liabilities of BA-CA AG in the event of the company's insolvency.

The board of trustees of the Private Foundation has 14 members. Until 19 May 2005, six members of the Supervisory Board of BA-CA AG were members of the board of trustees of the Private Foundation; until 31 December 2005, five members of the Supervisory Board of BA-CA AG were members of the board of trustees; since 1 January 2006, four members of the Supervisory Board of BA-CA AG have been members of the board of trustees.

Municipality of Vienna

After the change in the legal form of Anteilsverwaltung-Zentralsparkasse into a private foundation in 2001, the Municipality of Vienna serves as deficiency guarantor for all outstanding liabilities, and obligations to pay future benefits, of Bank Austria Creditanstalt AG (then Bank Austria Aktiengesellschaft) which were entered into prior to and including 31 December 2001. The extent of the guarantee and the probability of it being enforced are examined by the Savings Bank Auditing Association on an annual basis.

B & C Privatstiftung

The board of trustees of this foundation has three members. Until 19 May 2005, one of them was a member of the Supervisory Board of BA-CA AG.

Immobilien Privatstiftung

The board of trustees of this foundation has three members. Until 19 May 2005, one of them was a member of the Supervisory Board of BA-CA AG.

All related party transactions were banking transactions on market terms.

(31) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2005. The business segments are presented as independent units with their own capital resources and are responsible for their own results. The definition of business segments is primarily based on organisational responsibility for customers. Organisational changes in responsibility may lead to changes in the definition of business segments during the year. On the basis of the new segment Large Corporates and Real Estate, the previous year's figures were adjusted. The internal reporting structure in the Bank Austria Creditanstalt Group comprises the following business segments:

Changes in segment reporting in 2005

As part of a restructuring of Austrian customer business, the previous business segments "Private Customers Austria" and "Corporate Customers Austria" were divided into three new segments: Private Customers Austria, SMEs Austria, and Large Corporates and Real Estate. The Private Customers Austria segment covers only private individuals. Business customers are now included in the SMEs Austria segment (previously in the Private Customers Austria segment). The Large Corporates and Real Estate segment covers multinational corporates, financial institutions, public sector and real estate customers. The comparative figures for 2004 were adjusted to reflect these changes.

Private Customers Austria

Responsibility for the Private Customers Austria segment covers the private customer business of Bank Austria Creditanstalt AG and the activities of Schoellerbank AG, BANK*PRIVAT* AG, the fund management activities and the credit card business.

SMEs Austria

The SMEs Austria segment covers small and medium-sized businesses (SMEs).

Large Corporates and Real Estate

The Large Corporates and Real Estate segment comprises multinational corporates, financial institutions, public sector and real estate customers as well as the activities of BA-CA Wohnbaubank AG, BA-CA Real Invest GmbH and the leasing business of the Bank Austria Creditanstalt Leasing Group.

International Markets

International Markets essentially comprises the treasury activities of Bank Austria Creditanstalt AG.

CEE

The CEE business segment includes the commercial banking units of the Bank Austria Creditanstalt Group in Central and Eastern Europe.

Corporate Center

"Corporate Center" covers all equity interests that are not assigned to other segments. Also included are inter-segment eliminations and other items which cannot be assigned to other business segments.

Methods

Net interest income is split up according to the market interest rate method. Costs are allocated to the individual business segments from which they arise. Goodwill arising on acquisitions is also assigned to the individual business segments.

Capital allocation is based on Austrian supervisory guidelines. Capital allocated to the business segments amounts to 7 % (10 % for CEE subsidiaries) of the risk positions (credit and market risk equivalent). The difference to the equity capital actually available is transferred to the Corporate Center segment. An interest rate of 5 % which represents the long-term average return on risk-free investments in the capital market, as determined by empirical surveys, is applied to allocated capital on a uniform Group-wide basis, and the notional income from investment of capital is included in net interest income.

The result of each business segment is measured by the net income before taxes and the net income after taxes earned by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments.

The segment reporting data also show the net income after taxes. The changes in IFRSs described in "Changes in accounting principles in 2005" in note 2 are applied retrospectively for the year 2004 also for segment reporting purposes (first-time application).

Segment reporting

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe (CEE)	International Markets	Corporate Center	BA-CA Group
Net interest income	2005	670	369	483	977	89	24	2,611
	2004	678	394	489	744	133	3	2,441
Losses on loans and advances	2005	−234	−121	−35	−117	10	2	−495
	2004	−74	−200	−35	−86	–	−3	−398
Net fee and commission income	2005	536	237	132	519	40	−7	1,458
	2004	473	219	120	408	19	−5	1,233
Net trading result	2005	4	1	−1	46	178	10	237
	2004	3	–	6	78	122	24	233
General administrative expenses	2005	−888	−403	−292	−824	−158	−57	−2,622
	2004	−908	−385	−291	−692	−140	−63	−2,479
Balance of other operating income and expenses	2005	1	8	12	−17	−32	−20	−48
	2004	−9	−15	12	−39	−19	−16	−85
Operating profit	**2005**	**88**	**91**	**300**	**584**	**128**	**−49**	**1,142**
	2004	**163**	**13**	**301**	**413**	**114**	**−59**	**944**
Net result from investments	2005	14	–	138	129	19	−17	282
	2004	4	–	−33	7	9	5	−8
Amortisation of goodwill	2005	−4	–	–	–	–	–	−4
	2004	−4	–	−4	−53	−6	−9	−75
Allocation to provisions for restructuring costs	2005	−2	−90	–	−7	–	−9	−108
	2004	–	–	–	–	–	–	–
Balance of other income and expenses	2005	−2	–	−8	−1	–	–	−11
	2004	–	–	−3	−1	–	2	−2
Net income before taxes	**2005**	**94**	**1**	**430**	**704**	**147**	**−75**	**1,301**
	2004	**163**	**13**	**261**	**366**	**117**	**−61**	**859**
Taxes on income	2005	−21	–	−115	−116	−21	47	−226
	2004	−44	−4	−65	−83	−30	38	−188
Net income	**2005**	**73**	**1**	**315**	**588**	**126**	**−28**	**1,075**
	2004	**119**	**9**	**196**	**282**	**87**	**−24**	**671**
Risk-weighted assets (average, Austrian Banking Act)	2005	13,286	13,987	20,383	21,350	3,082	3,284	75,372
	2004	11,182	13,089	21,621	16,991	3,039	4,356	70,277
Equity allocated (average)	2005	930	979	1,427	2,106	216	1,631	7,290
	2004	783	916	1,513	1,687	213	1,329	6,441
Return on equity before taxes in %	2005	10.1	0.1	30.1	33.4	68.0	n.m.*)	17.9
	2004	20.8	1.4	17.3	21.7	55.0	n.m.*)	13.3
Return on equity after taxes in %	2005	7.9	0.1	22.1	27.9	58.4	n.m.*)	14.8
	2004	15.2	1.0	13.0	16.7	41.1	n.m.*)	10.4
Cost/income ratio in %	2005	73.4	65.6	46.5	54.0	57.3	n.m.*)	61.6
	2004	79.3	64.4	46.4	58.1	55.2	n.m.*)	64.9
Risk/earnings ratio in %	2005	35.0	32.6	7.3	12.0	n.m.*)	n.m.*)	18.9
	2004	10.9	50.8	7.1	11.5	n.m.*)	n.m.*)	16.3

*) not meaningful

Balance sheet data by segment

€ m		Private Customers Austria	SMEs Austria	Large Corporates and Real Estate	Central and Eastern Europe	International Markets	Corporate Center	BA-CA Group
Trading assets	2005	8	–	–	1,000	16,172	484	17,665
	2004	9	–	–	1,866	15,831	868	18,575
Loans and advances to customers	2005	17,455	17,283	30,135	21,939	–	201	86,404
	2004	15,869	15,277	32,526	17,630	–	317	81,260
Loan loss provisions	2005	–559	–1,551	–426	–678	–	–18	–3,232
	2004	–697	–1,623	–177	–797	–	–10	–3,305
Amounts owed to customers	2005	24,437	7,434	9,852	20,340	–	170	61,863
	2004	24,634	7,213	8,856	16,896	–	257	57,856
Trading liabilities	2005	–	–	–	427	6,649	–	6,807
	2004	–	–	–	566	8,225	139	8,930

The totals reflect inter-segment eliminations.

Breakdown of income by region

€ m	Austria		Central and Eastern Europe		Other regions		Total	
	2005	2004	2005	2004	2005	2004	2005	2004
Net interest income	1,541	1,486	1,051	904	20	50	2,611	2,441
Losses on loans and advances	–377	–310	–115	–87	–2	–	–495	–398
Net interest income after losses on loans and advances	1,164	1,176	936	818	17	50	2,117	2,042
Net fee and commission income	950	827	517	417	–8	–10	1,458	1,233
Net trading result	151	122	72	86	14	24	237	233

(32) Loans and advances on which interest is not being accrued

Within Bank Austria Creditanstalt, loans and advances are put on a non-accrual status if they are not expected to produce interest income inflows in the subsequent period. An adequate loan loss provision is made for such loans and advances. At the balance sheet date, loans and advances to customers on which interest was not being accrued amounted to € 3,228 m (2004: € 3,356 m).

(33) Assets pledged as security

As at 31 December 2005, assets pledged by Bank Austria Creditanstalt totalled € 20,601 m (as at 1 January 2005: € 14,148 m).

(34) Subordinated assets

€ m	2005	2004
Loans and advances to, and placements with, banks	1,027	1,004
Loans and advances to customers	403	355
Trading assets	729	478
Bonds and other fixed-income securities	640	653

(35) Assets and liabilities in foreign currency

€ m	2005 Assets	2005 Liabilities	2004 Assets	2004 Liabilities
US dollar	9,235	5,498	7,374	4,891
Yen	1,303	1,928	1,370	1,168
Swiss franc	16,266	15,161	14,172	14,522
Other	24,480	17,454	21,245	19,614
TOTAL – FOREIGN CURRENCIES	**51,284**	**40,041**	**44,161**	**40,196**

(36) Trust assets and trust liabilities

€ m	2005	2004
Loans and advances to, and placements with, banks	47	45
Loans and advances to customers	831	793
Debt securities	2,985	514
Shares	6,656	4,146
Equity interests	22	123
Property and equipment	113	143
Other assets	3	12
TRUST ASSETS	**10,657**	**5,775**
Amounts owed to banks	221	202
Amounts owed to customers	9,983	4,994
Liabilities evidenced by certificates	299	238
Other liabilities	153	341
TRUST LIABILITIES	**10,657**	**5,775**

As part of its business activities, Bank Austria Creditanstalt also manages trust assets. As at 31 December 2005, trust assets/liabilities not recognised as assets/liabilities in the IFRS balance sheet totalled € 10,657 m (2004: € 5,775 m).

(37) Repurchase agreements

Under repurchase agreements, assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 3,136 m (2004: € 4,985 m). In those cases where Bank Austria Creditanstalt is the transferor, the relevant assets continue to be recognised in its balance sheet at their fair values. In those cases where Bank Austria Creditanstalt is the transferee, the bank does not recognise the assets in its balance sheet.

(38) Contingent liabilities and commitments

€ m	2005	2004
Guarantees	12,540	9,482
Acceptances and endorsements	21	19
CONTINGENT LIABILITIES	**12,562**	**9,501**
Liabilities arising from sales with an option to repurchase	449	787
Other commitments	10,738	8,749
COMMITMENTS	**11,187**	**9,536**

(39) List of selected subsidiaries and other equity interests

The list of unconsolidated subsidiaries required under the Austrian Commercial Code/Austrian Banking Act is included in the notes to the financial statements of Bank Austria Creditanstalt AG as at 31 December 2005. The notes have been lodged with the Austrian Register of Firms, a public register at the Commercial Court of Vienna.

(39a) Consolidated companies

Company	Ownership interest in %
Asset Management GmbH, Vienna	100.00
BA-CA Administration Services GmbH, Vienna	100.00
BACA Export Finance Limited, London	100.00
Banca Comerciala „Ion Tiriac" S.A., Bucharest	50.00
Bank Austria Cayman Islands Ltd., Georgetown, Cayman Islands	100.00
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	99.98
Bank Austria Creditanstalt Leasing GmbH, Vienna	99.98
Bank Austria Creditanstalt Real Invest GmbH, Vienna	94.95
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.00
Bank Austria Trade Services Gesellschaft m.b.H., Vienna	100.00
Bank BPH Spolka Akcyjna, Kraków	71.03
Banking Transaction Services s.r.o., Prague	100.00
BANK*PRIVAT* AG, Vienna	100.00
BPH Bank Hipoteczny S.A., Warsaw	100.00
BPH Leasing S.A., Warsaw	100.00
CABET-Holding-Aktiengesellschaft, Vienna	100.00
caibon.com Internet Services GmbH, Vienna	100.00
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria Creditanstalt Gruppe GmbH, Vienna	100.00
Domus Bistro GmbH, Vienna	100.00
Domus Clean Reinigungs GmbH, Vienna	100.00
DOMUS FACILITY MANAGEMENT GmbH, Vienna	100.00
Hebros Bank AD, Plovdiv	99.91
HVB Bank Biochim AD, Sofia	99.79
HVB Bank Czech Republic a.s., Prague	100.00
HVB Bank Hungary Rt., Budapest	100.00
HVB Bank Romania S.A., Bucharest (for control, see note 3)	50.00
HVB Bank Slovakia a.s., Bratislava	100.00
HVB Banka Srbija i Crna Gora A.D. Beograd, Belgrade	99.48
HVB Central Profit Banka d.d., Sarajevo	80.85
HVB Jelzálogbank Rt., Budapest	99.97
HVB Splitska banka d.d., Split	99.74
HYPO stavebni sporitelna a.s., Prague	60.00
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	99.00
Schoellerbank Aktiengesellschaft, Vienna	100.00
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna	50.10
WAVE Solutions Information Technology GmbH, Vienna	100.00

The ownership interest is the Bank Austria Creditanstalt Group's ownership interest in the equity of the company. For the purpose of calculating the ownership interest in a target company, shares held by consolidated companies and by other subsidiaries are added up. In this connection, Bank Austria Creditanstalt's ownership interest in subsidiaries holding shares in the target company is not taken into account.

(39b) Investments in associated companies accounted for under the equity method

Name and domicile of company	Balance sheet date	Applied GAAP	Total assets	Equity capital	Operating revenues	Net income	Ownership interest in %	Voting power in %
Adria Bank Aktiengesellschaft, Vienna	31 Dec. 2005	IFRSs	240,986	31,488	6,534	1,890	27.38	25.5
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	31 Dec. 2005	IFRSs	5,722,343	363,240	144,706	14,402	24.1	
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	31 Dec. 2005	IFRSs	27,000,000	420,335	118,562	60,000	49.15	
Oberbank AG, Linz	31 Dec. 2005	IFRSs	12,146,000	687,000	323,100	68,700	33.59	34.63
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck	31 Dec. 2005	IFRSs	6.784.000	467.315	141.000	31,900	47.38	46.64
Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt	31 Dec. 2005	IFRSs	4,658,000	328,436	224,804	28,000	36.03	37.29

(39c) Investments in associated companies not accounted for under the equity method

In the 2005 financial year, aggregate total assets of associated companies in which Bank Austria Creditanstalt held investments which were not accounted for under the equity method were € 2,683 m. Aggregate equity capital of these companies amounted to € 241.9 m. The combined net income of these companies was € 24.3 m.

(40) Employees

In 2005 and 2004, the Bank Austria Creditanstalt Group employed the following average numbers of staff (full-time equivalents):

Employees*)

	2005	2004
Salaried staff	30,141	29,462
Other employees	194	226
TOTAL	**30,335**	**29,688**
of which: in Austria	*11,291*	*12,211*
of which: abroad	*19,044*	*17,477*

*) average numbers (full-time equivalents) of staff employed in the Bank Austria Creditanstalt Group (consolidated companies), excluding apprentices and employees on unpaid maternity or paternity leave

(41) Events after the balance sheet date

With effect from the end of the Extraordinary Meeting of Shareholders held on 25 January 2006, Michael Mendel and Michael Kemmer resigned from the Supervisory Board. With effect from the same date, Alessandro Profumo, Carlo Salvatori and Sergio Ermotti were elected as new members of the Supervisory Board. At the extraordinary meeting of the Supervisory Board held on 25 January 2006, Carlo Salvatori was elected Chairman of the Supervisory Board. Carlo Salvatori, Franz Rauch and Wolfgang Sprissler were elected as new members of the credit committee, and Carlo Salvatori was elected chairman of the credit committee. Alessandro Profumo and Carlo Salvatori were elected as new members of the strategy committee, and Carlo Salvatori was elected chairman of the strategy committee. Carlo Salvatori was elected as a new member of the audit committee and as chairman of the audit committee. Alberto Crippa resigned from the Supervisory Board after the Extraordinary Meeting of Shareholders with effect from 25 January 2006. As Wolfgang Lang resigned from the Supervisory Board, Heribert Kruschik was again delegated to the Supervisory Board in accordance with a decision by the Employees' Council with effect from 1 January 2006. At the extraordinary meeting of the Supervisory Board held on 25 January 2006, Robert Zadrazil was appointed to the Managing Board.

In January 2006, following legal proceedings conducted as a test case, a competitor was served with a decision of the Austrian Supreme Court (3 Ob 238/05d of 21 December 2005) regarding changes in interest rates on savings deposits. As the decision of the Austrian Supreme Court was issued only recently and the circumstances are very complex, it is not possible at present to make a fair and reasonable estimate of any amounts of interest that may have to be refunded. Therefore Bank Austria Creditanstalt was unable to make a provision in the financial statements for possible claims.

Risk report

(42) Overall risk management

Bank Austria Creditanstalt identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group. In performing these tasks, Bank Austria Creditanstalt works closely with the risk control and risk management units of HypoVereinsbank and, on the basis of the new group structure, it has also worked closely with the responsible units of UniCredit for several months. In this context, Bank Austria Creditanstalt supports UniCredit's efforts to establish uniform group-wide risk controlling procedures.

Bank Austria Creditanstalt divides the monitoring and controlling processes associated with risk management into the following categories:
- market risk
- liquidity risk
- credit risk
- operational risk
- business risk
- real estate risk
- risks arising from the bank's shareholdings and equity interests

The Managing Board determines the risk policy and approves the principles of risk management, the establishment of limits for all relevant risks, and the risk control procedures.

In performing these tasks, the Managing Board is supported by specific committees and independent risk management units. All risk management activities of Bank Austria Creditanstalt are combined within a division at Managing Board level: they comprise secondary lending decisions in the Group Credit Management unit, the treatment of problem loans in the Special Accounts Management unit, and strategic risk management in the Strategic Risk Management unit. Active credit portfolio management is performed by a department reporting directly to the Support Services unit.

The Strategic Risk Management unit is in charge of developing and implementing the methods of risk and income measurement; further improving and refining the measurement and control instruments; complying with the relevant minimum requirements of the German banking supervisory authority applicable to trading activities; developing and maintaining general policies; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

The Asset/Liability Committee (ALCO) is responsible for the management of balance-sheet structure positions, it controls liquidity risk and deals with cross-divisional risk management issues arising between sales units and overall bank management as well as with the results of the credit portfolio model and operational risk. Control of market risk of the trading books is ensured by the Market Risk Committee (MACO), which meets once a week. MACO deals with short-term business management issues relating to the presentation and discussion of the risk/earnings position of Treasury and with limit adjustments, product approvals and positioning decisions. In addition, the general framework and limits for banking subsidiaries are also defined by MACO. Credit risk is assessed by the credit committee.

The Bank Austria Creditanstalt Group applies the principle of value-based management and control. In line with this principle, for pricing purposes in customer business (micro control), capital employed (comprising both the Tier 1 capital required pursuant to the Austrian Banking Act and economic capital) is expected to yield a specific return. Beyond compliance with the regulatory capital rules pursuant to the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. With the exception of liquidity risk, economic capital is calculated using uniform value-at-risk methods across all types of risk. A specific factor taken into account in the required risk capital is business risk, which reflects the influence of external factors such as consumer behaviour or the competitive situation on the market value of business divisions or subsidiaries. Unexpected losses over a period of one year are calculated with a confidence level of 99.95 %.

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire HVB Group, and now also in UniCredit Group. This ensures overall risk management across the new group. Under UniCredit's leadership, initiatives have already been launched within the new group with a view to standardising the methods and tools used for risk measurement and risk management. Work in this area will continue to be a focus of activities in 2006.

(42a) Market risk

Market risk management encompasses all activities in connection with Bank Austria Creditanstalt's treasury operations and management of the balance sheet structure in Vienna and at Bank Austria Creditanstalt's subsidiaries. Risk positions are aggregated at least daily, analysed by the independent risk management unit and compared with the risk limits set by the Managing Board and the committees (including MACO) designated by the Managing Board. At Bank Austria Creditanstalt, market risk management includes ongoing reporting on the risk position, limit utilisation, and the daily presentation of results of treasury operations.

The Managing Board of Bank Austria Creditanstalt sets risk limits for market risk activities of the entire Bank Austria Creditanstalt Group at least once a year. MACO, which holds a meeting every week, makes limit decisions at the operational level and analyses the risk and earnings positions of the bank's treasury units. ALCO performs analyses and makes decisions with regard to business activities closely connected with customer business (in particular, balance sheet structure, liquidity, operational risk, and risk management issues arising between sales units and overall bank management). The decisions and results of these committees are reported directly to the bank's full Managing Board. Strategic Risk Management, an independent unit separate from the business units up to Managing Board level, is in charge of preparing analyses and monitoring compliance with limits. In 2005, the bank successfully completed the Rulebook project. The objective of this project was to redesign and complement the entire set of rules for treasury operations and market risk. The INM Rulebook is divided into three parts (General Part, Specific Part and Unit Parts) and is binding on all units of the BA-CA Group. The Rulebook was put on a new technological platform with an access control system. Only authorised risk-takers are permitted to enter into risk positions.

Bank Austria Creditanstalt uses uniform risk management procedures throughout the Group. These procedures provide aggregate data and make available the major risk parameters for the various trading operations at least once a day. Besides Value at Risk (VaR; for internal risk measurement on the basis of a one-day holding period and a confidence interval of 99 %), other factors of equal importance are stress-oriented volume and position limits. Additional elements of the limit system are loss-warning level limits and options-related limits applied to trading and positioning in non-linear products.

Bank Austria Creditanstalt's risk model ("NoRISK") was developed by the bank and has been used for several years. The model is applied and further refined by the Strategic Risk Management unit. In 2004, the variance-covariance approach of the system was extended to include a simulation approach; in July 2005, the bank adopted the simulation approach also for regulatory capital resources reporting. Ongoing refinement work includes reviewing the model as part of backtesting procedures, integrating new products, implementing requirements specified by the Managing Board and by MACO, and adjusting the system to general market developments. In this context a product introduction process has been established in which the risk management unit plays a decisive role in approving a new product.

Regular and specific stress scenario calculations complement the information provided to MACO/ALCO and the Managing Board. Such stress scenarios are based on assumptions of extreme movements in individual market risk parameters. The bank analyses the effect of these fluctuations and a liquidity disruption in specific products and risk factors on the bank's results and net asset position. These assumptions of extreme movements are dependent on currency, region and liquidity and are set by Strategic Risk Management on a discretionary basis. The results of these stress tests are taken into account in establishing limits.

In addition to the risk model results, income data from market risk activities are also determined and communicated on a daily basis. These data are presented over time and compared with current budget figures. Reporting covers the components reflected in IFRS-based net income and the marking to market of all investment positions regardless of their recognition in the IFRS-based financial statements ("total return"). The results are available to Bank Austria Creditanstalt's trading and risk management units via the access-protected Intranet application "ERCONIS", broken down by portfolio, income statement item and currency.

In Vienna, Bank Austria Creditanstalt uses the "MARCONIS" system developed by the bank itself to completely and systematically review the market conformity of its trading transactions. This tool is also used by the units in Hungary and Bulgaria. The units in the Czech Republic and in Slovakia as well as CA-IB London started to use the system in 2005.

Since 1998 Bank Austria Creditanstalt has used its "NoRISK" risk model, which was approved by the supervisory authorities. In contrast to the internal risk management process, the computation of capital requirements takes into account the statutory parameters (confidence interval of 99 %, 10-day holding period) and additionally the multiplier determined as part of the model review is applied. In July 2005, the bank switched from the covariance approach to the simulation approach for its regulatory reports. This means that the internal "NoRISK" system now also covers specific interest rate risk in the reporting of capital resources. Thus the system comprises the categories interest rate risk and equity position risk (both general and specific risk) and exchange rate risk.

The results of the internal model based on VaR (1 day, confidence interval of 99 %) for 2005 were again significantly lower than the previous year's results, with minor fluctuations during the year. The VaR for the Bank Austria Creditanstalt Group ranged between € 13 m and € 23 m, the average was € 16.8 m (2004: € 24.6 m, 2003: € 33.8 m). As in the previous year, the risk report includes the non-trading driven equity positions of the bank's investment books and the hedge-fund positions; since 12 January 2005, these positions have been calculated in a joint report on a completely correlated basis. Spread risk and interest rate risk continued to account for most of the total risk of the Bank Austria Creditanstalt Group.

VaR of the Bank Austria Creditanstalt Group in 2003–2005


in € m
50
45
40
35
30
25
20
15
10
avg. 33.8
avg. 24.6
avg. 16.8
Jan. 03
Feb. 03
March 03
April 03
May 03
June 03
July 03
Aug. 03
Sep. 03
Oct. 03
Nov. 03
Dec. 03
Jan. 04
Feb. 04
March 04
April 04
May 04
June 04
July 04
Aug. 04
Sep. 04
Oct. 04
Nov. 04
Dec. 04
Jan. 05
Feb. 05
March 05
April 05
May 05
June 05
July 05
Aug. 05
Sep. 05
Oct. 05
Nov. 05
Dec. 05

VaR of the Bank Austria Creditanstalt Group by risk category (in € m)

Risk category	Minimum	Average	Maximum	Year-end
Interest rate risk	3.8	7.8	15.1	7.4
Credit spread	8.9	11.1	15.5	12.0
Exchange rate risk	0.4	2.0	5.1	2.4
Equity risk/trading	2.4	3.7	5.7	2.5
Emerging markets/high yield	2.2	3.0	4.4	2.7
Hedge funds	3.2	4.0	4.9	4.2
Equity risk/investment	4.2	5.2	6.3	5.0
TOTAL 2005	**13.2**	**16.8**	**22.7**	**17.1**
Total 2004	18.2	24.6	43.0	21.8
Total 2003	23.4	33.8	49.8	25.1

In addition to VaR, risk positions of the Bank Austria Creditanstalt Group are limited through volume limits. As part of daily risk reporting, detailed "Trader Reports" are prepared for about 300 portfolios, with updated and historical information made available to all risk-takers and the respective heads of divisions via the Intranet. The comprehensive statistical data on VaR made available in addition to limit-relevant 99 % quantile figures include the average of scenario results beyond the 99 % quantile mark, providing an indication of the magnitude of events for which the probability of occurrence is very low. In addition to limit-relevant overall simulation runs, the results of about 30 partial simulation runs are recorded daily in the risk database. Partial simulation runs simulate specific risk classes while keeping others constant. The combination of portfolios and partial simulation runs enables the bank to analyse all major risk components on a daily basis and over time; analyses of the most important components are shown in the daily Trader Reports and are partly also visualised by means of QQ plots (the illustrations below show an extract from the results made available as at 30 December 2005).

Trader Reports: VaR details

Simulation type	2.33 standard deviation	99 % quantile	Error near quantile	Average beyond 99 %	Skew	Kurtosis
All major risk categories	16,523,080	−15,637,196	1,557,182	−19,102,529	0.16	0.67
Interest rate risk	6,587,078	−7,443,772	1,450,181	−10,074,313	−0.06	2.61
Credit spread	12,535,939	−11,963,076	911,857	−13,956,871	0.21	1.04
Exchange rate risk	2,948,342	−2,368,423	203,270	−2,738,457	0.72	1.30
Equity risk/trading	2,263,874	−2,511,866	190,453	−3,192,799	0.13	2.27
Emerging markets/high yield	2,583,053	−2,658,901	254,596	−3,255,868	0.10	1.13
Hedge funds	4,566,270	−4,183,806	288,907	−4,605,959	0.21	−0.15
Equity risk/investment	4,758,645	−5,043,006	441,618	−5,863,593	0.06	0.73
Vega	1,550,212	−1,451,979	84,347	−1,969,217	1.11	8.45
Major risk categories + vega		**−17,089,175**				

Trader Reports: selected QQ plots



Spread incl. residual variance
Equities incl. residual variance (EQ)
Confidence level
99.9%
99.0%
95.0%
80.0%
50.0%
20.0%
5.0%
1.0%
0.1%
–16,141
–10,760
–5,380
0
5,380
10,760
16,141
21,521
–3,886
–2,915
–1,943
–972
0
972
1,943
2,915
3,886
4,858
Profit/loss in € 1,000
Profit/loss in € 1,000



Foreign exchange interest rate excl. spreads
Foreign exchange
Confidence level
99.9%
99.0%
95.0%
80.0%
50.0%
20.0%
5.0%
1.0%
0.1%
–11,066
–8,300
–5,533
–2,767
0
2,767
5,533
8,300
11,066
–2,531
–1,265
0
1,265
2,531
3,796
5,062
6,372
Profit/loss in € 1,000
Profit/loss in € 1,000

"QQ plots" visualise the distribution of net-present-value results per simulation run. The simulated profits/losses are plotted on the x-axis, the related cumulative probabilities (quantiles) on the y-axis. The red straight line helps to make a comparison with the normal distribution (e.g. fat-tail deviations from this line show where simulation results of a specific magnitude occur with disproportionately low/high frequency compared with the normal distribution).

Apart from VaR figures, daily reporting shows details of volume-oriented sensitivities which are compared with the respective limits. The most important detailed presentations include: basis point results (interest rate / spread changes of 0.01 %) by maturity band, FX sensitivities and sensitivities in equities and emerging-market/high-yield positions (by issue, issuer and market). Risk management is performed with details varying according to the risk-takers. In the interest rate sector, for example, basis point limits per currency and maturity band, basis point totals per currency and/or per maturity segment (total of absolute basis point values) are used for risk management.

As at 30 December 2005, the entire interest rate position of the Bank Austria Creditanstalt Group (trading and investment) for major currencies was composed as follows (the table below shows basis point values > € 500):

Basis point values of the Bank Austria Creditanstalt Group

in €		As at 30 December 2005						Annual average, minimum/maximum		
		Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total	Maximum	Minimum	Absolute average
Western Europe	EUR	−48,447	−63,146	−576,384	−189,661	54,602	−823,037	348,060	−1,661,259	680,127
	CHF	6,788	45,133	−45,388	−41,754	−18,697	−53,917	−39,155	−519,589	238,809
	DKK	−610	72	11,328	−2,754	–	8,036	8,120	−23,852	10,011
	GBP	−1,941	−11,691	−2,716	15,945	−1,816	−2,220	16,890	−89,591	35,228
	NOK	−300	2,041	125	32	–	1,898	3,791	−25,934	9,981
	SEK	641	1,541	3,420	−1,742	–	3,833	3,833	−19,178	8,369
New EU countries	CZK	3,087	−4,586	−49,449	−423	30,627	−20,743	112,232	−74,879	24,449
	HUF	92	−6,165	2,055	−10,655	−28,210	−42,884	28,666	−108,792	35,648
	PLN	−2,232	−52,324	20,069	−2,031	46,974	10,455	25,354	−186,003	100,888
	SIT	−750	−1,354	5,610	−20,480	−23,853	−40,826	−27,001	−80,281	41,814
	SKK	−385	−3,525	−7,191	6,789	73,352	69,040	108,564	1,242	48,100
Central and Eastern Europe incl. Turkey	BAM	−68	−161	−1,146	−581	–	−1,957	616	−4,605	1,867
	BGN	130	−966	−452	−7,592	−18,121	−27,001	16,032	−35,308	12,298
	CSD	−147	−125	−503	–	−2	−778	−28	−820	277
	HRK	−91	1,173	−1,374	−2,941	−8,182	−11,416	6,161	−19,683	3,376
	LTL	1	−3	–	–	–	−2	975	−964	428
	RON	−168	−4,422	−1,375	−1,033	−668	−7,637	17,849	−48,410	6,968
	TRY	379	–	−565	−16,820	–	−17,006	−123	−17,393	5,825
	UAH	–	−7	−718	−2,921	–	−3,646	–	−7,284	4,034
Overseas – highly developed countries	AUD	−178	−325	1,936	−140	922	2,215	2,555	−1,662	727
	CAD	272	−8,406	18,211	329	−49	10,357	14,425	−1,284	7,015
	JPY	−3,440	12,962	42,558	11,647	−2,809	60,919	123,473	−3,327	71,198
	NZD	59	−79	451	−1	–	429	531	−2,550	354
	USD	38,506	40,151	−171,354	−54,143	27,188	−119,652	141,808	−290,189	84,284
Other countries	SAR	–	–	–	–	–	–	–	−1,010	371
	XAU	78	272	−399	–	–	−49	665	−569	299
	BPV<500							492	−411	461
TOTAL		**−8,745**	**−54,007**	**−753,156**	**−320,636**	**131,268**	**−1,005,277**			**1,433,208**

In 2005, the Bank Austria Creditanstalt Group's positions again focused on EUR and CHF. Positions in Central, South and East European currencies reflect the Group's steadily increasing activities in this region, with basis-point utilisation levels highest in the new EU countries (especially Poland), and significantly lower, yet also growing, positions in currencies of non-EU countries. Overall, while new markets are gaining in significance, basis point exposures are in line with the importance of our activities in the respective countries and remain significantly lower than for EUR.

By analogy to the detailed presentation of basis point positions in the interest rate sector, daily reporting presents details of credit spread by curve and maturity band (the bank currently uses about 180 credit spread curves for its risk calculations).

Spread basis-point values of the Bank Austria Creditanstalt Group

in €	Sector	Annual average, minimum/maximum Maximum	Minimum	Absolute average
Main sectors	Financial services	−2,204,722	−2,940,387	2,554,669
	ABS and MBS	−994,121	−1,630,634	1,353,076
Corporates	Industrial	−24,119	−399,300	260,426
	Automobiles	6,229	−147,338	47,402
	Consumer goods	−20,844	−165,716	69,948
	Merchandising	27,555	−87,661	30,045
	Pharmaceutical	−931	−24,353	5,340
	Telecommunications	13,101	−110,719	52,543
	Energy & utilities	−7,179	−182,953	99,495
Treasury-near	Treasuries – EU	−1,190,005	−1,684,621	1,444,257
	Treasuries – new EU countries	−388,224	−893,955	715,636
	Treasuries – CEE & emerging markets	−30,757	−106,926	66,226
	Treasuries – developed countries overseas	72,936	−41,005	21,765
	Treasuries – agencies & supranationals	−7,990	−91,890	14,472
	Municipals & German Jumbo	−919,671	−1,216,340	1,045,043

Corporates and financials of investment grade account for the largest part of the Bank Austria Creditanstalt Group's credit spread positions. Within investment grade positions, financial services companies with comparatively good ratings and ABS and MBS positions with excellent ratings predominate. In Treasury-near sectors, core EU countries and municipals (including German Jumbo issues) account for the highest proportion, followed by Treasuries of the new EU member states.

Trading in high-yield bonds, which has been part of the International Markets business segment (INM) for several years, is not included in the above table. Trading in high-yield bonds comprises emerging markets investments and corporate high-yield bonds below investment grade. Trading in these two portfolios is managed through general VaR limits and a multi-stage limit system limiting positions in individual corporates, industries, rating classes and countries.

Emerging Markets Investments: composition of portfolio by region, 2003–2005



Latin America
CEE incl. Turkey
Asia
Africa
Russia



2005
36%
34%
23%
4%
2%
2004
32%
28%
21%
9%
10%
2003
12%
46%
17%
15%
11%
0
20
40
60
80
100
Share of total volume

At the end of 2005, Russia (and neighbouring CIS countries) accounted for 36 % of the emerging markets portfolio, Latin America represented 34 % of the total volume, CEE countries (incl. Turkey) 23 %, Asia 4 % and Africa 2 %.

High-yield portfolio: composition of portfolio by rating, 2003–2005



2005
5% 2% 15% 10% 13% 36% 19% 1%
BB+ BB BB– B+ B B– CCC+ CCC
2004
5% 15% 12% 15% 35% 16% 2%
BB+ BB– B+ B B– CCC+ CCC
2003
4% 4% 9% 19% 32% 27% 4% 1%
BB+ BB BB– B+ B B– CCC+ CCC
0 20 40 60 80 100

As at 30 December 2005, the high-yield portfolio was dominated by positions in rating category B (59 %).

Bank Austria Creditanstalt has invested in hedge funds through its subsidiary Bank Austria Cayman Islands since 1999. In the years before 2005, apart from equity investments and debt finance, more than half of these investments were convertible arbitrage strategies. In 2005, investments were more widely diversified, at the expense of convertible arbitrage. However, market-neutral and event-driven strategies still account for the highest proportion of total volume. The proportion of directional strategies is low compared with the industry average, and the applied leverage is also limited at a comparatively low level. The investment guidelines, which define major risk parameters, are an important management tool in this sector. Compliance with the investment guidelines and daily reviews of valuation results are ensured by the risk management unit at Bank Austria Cayman Islands within central risk management guidelines laid down in Vienna.

In 2005, in addition to the hedge fund activities on Cayman Island, Bank Austria Creditanstalt again invested in hedge funds as part of its equity trading operations. With these investments, which were primarily driven by equity long/short strategies, the BA-CA Group aims to better diversify equity-related activities, thereby complementing the focal areas in Austria and the CEE countries. Investment decisions are prepared by a hedge fund research team of CA IB. This business is conducted within guidelines defining standards in respect of maximum investment, investment diversification, relative size of holding in the fund, and strategy. The positions are integrated in the risk calculations of Bank Austria Creditanstalt and are monitored on an ongoing basis.

Capital requirements for market risk

Bank Austria Creditanstalt's risk model is subjected to daily backtesting in accordance with regulatory requirements. The model results are compared with changes in value on the basis of actually observed market fluctuations. As the number of backtesting excesses (negative change in value larger than model result) has been within the "green zone" ever since the model was introduced, the multiplier need not be adjusted. In 2005, one backtesting excess was recorded.

Backtesting results for the trading book, 2003–2005


in € m
15
10
5
0
-5
-10
-15
Jan. 03
Feb. 03
March 03
April 03
May 03
June 03
July 03
Aug. 03
Sep. 03
Oct. 03
Nov. 03
Dec. 03
Jan. 04
Feb. 04
March 04
April 04
May 04
June 04
July 04
Aug. 04
Sep. 04
Oct. 04
Nov. 04
Dec. 04
Jan. 05
Feb. 05
March 05
April 05
May 05
June 05
July 05
Aug. 05
Sep. 05
Oct. 05
Nov. 05
Dec. 05
Change in value
Model result

Market risk management in the Group

At Bank Austria Creditanstalt, market risk management covers the activities in Vienna and the positions at the bank's subsidiaries, especially in Central and Eastern Europe. These subsidiaries have local risk management units with a reporting line to Strategic Risk Management. Uniform processes, methods and limit systems ensure consistent Group-wide risk management adjusted to local market conditions.

The "NoRISK" risk model has been implemented locally at major units (Poland, Czech Republic, Slovakia, Hungary, Bulgaria, Croatia), and a daily risk report is made available to the other units. The web application "ERCONIS" records the daily business results of treasury activities in CEE. In line with a total-return approach, measurements of the performance of subsidiaries include income generated by the subsidiaries and the valuation results of the banking book.

To avoid risk concentrations in the market risk position, especially in tight market conditions, Bank Austria Creditanstalt has implemented at its subsidiaries Value-at-Risk limits and position limits for exchange rate risk, interest rate risk and equity risk, which are monitored daily. The monitoring of income trends at subsidiaries by means of stop-loss limits provides an early indication of any accumulation of position losses.

The timely and continuous analysis of market risk and income is the basis for integrated risk-return management of Treasury units at subsidiaries.

VaR 2005 of Treasury units in CEE

in € m	Value at Risk 2005			
	Minimum	Average	Maximum	Limit
Bosnia	0.0	0.1	0.1	0.3
Bulgaria	0.4	0.7	1.2	1.4
Croatia	0.1	0.7	1.4	1.5
Czech Republic	0.5	1.2	2.5	2.5
Hungary	0.6	1.3	2.2	2.2
Poland	1.4	2.5	4.9	7.5
Romania	0.1	0.3	0.9	1.1
Serbia	0.0	0.1	0.2	0.7
Slovakia	0.2	0.8	1.7	1.7
Slovenia	0.1	0.2	0.4	1.2

Market risk limit utilisation in CEE remained moderate in 2005. On average, the CEE subsidiaries utilised their Value-at-Risk limits to the extent of 22 %, which corresponded to about one-fifth of the Group's market risk. The budgeted figure for income from treasury activities in CEE was exceeded by about 18 % in 2005.

In addition, short-term and medium-term liquidity management is performed centrally for subsidiaries through position limits. On the whole, the restrictions placed on liquidity transformation at subsidiaries were observed in 2005. Liquidity management of subsidiaries and of the Group is supported by "ALVIS", a web application introduced in 2005.

Steady business expansion and the acquisition of additional banks in CEE require the permanent adjustment of processes, systems and methods. In 2005, the integration of Eksimbanka (Serbia) was completed and essential aspects of the integration of market risk positions of Hebros Bank (Bulgaria) and Banca Tiriac (Romania) were ensured. The integration of Nova banjalucka banka (Bosnia and Herzegovina), a bank acquired at the end of 2005, has started.

The Bank Austria Creditanstalt Group has gained strong integration expertise through numerous integration projects carried out over the past years. Integrated market risk systems enable BA-CA to integrate additional units within the BA-CA Group's risk management framework in the future.

Management of balance sheet structure

Interest rate risk and liquidity risk from customer transactions is attributed to Bank Austria Creditanstalt's treasury operations through a matched funds transfer pricing system applied throughout the Group. This makes it possible to attribute credit, market and liquidity risk and contribution margins to the bank's business divisions in line with the principle of causation. ALCO ensures that the bank's overall maturity structure is optimised, with the results from maturity transformation being reflected in the INM division. Factors taken into account in this context include the costs of compensation for assuming interest rate risk, liquidity costs and country risk costs associated with foreign currency financing.

Products for which the material interest-rate and capital maturity is not defined, such as variable-rate sight and savings deposits, are modelled in respect of investment period and interest rate sensitivity by means of analyses of historical time series, and taken into account in the bank's overall risk position. Interest rate sensitivities are determined and taken into account in hedging activities, which results in a positive contribution to profits from customer business.

To assess its balance sheet structure, the bank uses the Value-at-Risk approach, complemented by a scenario analysis covering subsequent quarters and years. In addition to the banking book in Austria, such scenario calculations are performed for the larger subsidiaries in Poland, the Czech Republic, Slovakia and Hungary. The bank thus also follows the Basel II recommendation concerning the simulation of future net interest income under different interest rate scenarios ("earnings perspective").

In the earnings perspective analysis, simulations of the future development of net interest income and of the market value of the banking book are based on assumptions regarding volume and margin developments under different interest rate scenarios. Parallel interest rate shocks as well as inversions and low-interest-rate scenarios are analysed to identify their possible impact on the bank's net interest income and market value. Such analyses focus on modelling customer behaviour in respect of products for which the material interest-rate and capital maturity is unclear. The existing hedge of customer business against interest rate risk significantly reduces the volatility of the bank's net interest income.

A strong decline in the EUR yield curve would have the strongest impact on the bank's net interest income. A downward interest rate shock of 2 percentage points would thus depress net interest income in the first year by about € 50 m if all other factors (volume, margins, maturities) remain constant.

The future New Basel Capital Accord ("Basel II") will be effective from 2007. For the first time, the new rules establish a relation between "interest rate risk in the banking book" and the bank's capital by comparing a change in the market value of the banking book after a 2 % interest rate shock with the bank's net capital resources. In the event that such an interest rate shock absorbs more than 20 % of a bank's net capital resources, the bank supervisory authority could require the bank to take measures to reduce risk.

The complete and automated integration of the Group's risk position means that Bank Austria Creditanstalt is already well prepared to meet this requirement with its "NoRISK" risk measurement system. A 2 % interest rate shock would absorb about 3.9 % of the Group's net capital resources; this calculation also includes the current investment of equity capital as an open risk position. This means that the figure for Bank Austria Creditanstalt is far below the outlier level of 20 %.

Preliminary consultations with Austrian Financial Market Authority and Austrian central bank

Preliminary consultations with the Austrian Financial Market Authority (FMA) and the Austrian central bank (Oesterreichische Nationalbank – OeNB) took place in February and March 2005 with a view to recognition of our credit risk tools as compliant with Basel II requirements for the advanced internal ratings-based approach Bank Austria Creditanstalt seeks to use. The bank presented its models and methods for rating/scoring, credit risk mitigation and estimation of parameters. In this context the bank also entered into an intensive process of discussion and sharing of experience with the competent authorities. Feedback from the FMA and from OeNB was highly encouraging, confirming us in our determination to pursue the chosen course.

(42b) Liquidity risk

In line with Group-wide standards, the Bank Austria Creditanstalt Group deals with liquidity risk as a central risk in banking business by introducing and monitoring short-term and medium-term liquidity limits. In this context the liquidity situation for the next few days and also for longer periods is analysed against a standard scenario and against scenarios of a general and a bank-specific liquidity crisis. The degree of liquidity of customer positions and proprietary positions is analysed on an ongoing basis. Procedures, responsibilities and reporting lines in this area have been laid down in the liquidity policy, which is also applicable at Bank Austria Creditanstalt's CEE units and includes a contingency plan in the event of a liquidity crisis.

Short-term and long-term liquidity limits of the Group were observed at all times in 2005. The degree to which accumulated liquidity outflows are covered by accumulated inflows within the following month and year is determined on an ongoing basis. It is used as a key figure in managing the Group's liquidity and funding.

Liquidity ratios of the Bank Austria Creditanstalt Group as at 30 December 2005

Ratio	1month	1year
Total	**1.04**	**0.95**
BA-CA Vienna	**1.04**	**0.92**
CEE region	**1.04**	**1.00**
Bosnia	1.27	1.06
Bulgaria	0.95	1.12
Croatia	0.99	0.94
Czech Republic	0.95	1.03
Hungary	0.99	0.98
Poland	1.08	0.97
Romania	1.02	1.15
Serbia	0.95	1.00
Slovakia	0.96	0.90
Slovenia	1.40	1.42
Limit	**0.95**	**0.90**

Example of interpretation of the above data: liquidity inflows in Croatia cover 94 % of liquidity outflows in the following year; this level exceeds the required limit of 0.90.

Current management of the bank's customer business takes account of liquidity costs. The applicable alternative costs are debited or, on the basis of an opportunity approach, credited to the various products on the assets side and the liabilities side which have an effect on liquidity. In the current controlling process this ensures the proper pricing of our business.

(42c) Credit risk

A very important factor in the credit approval process is the detailed assessment of risk associated with each loan exposure, and the credit rating of the customer in particular. Every lending decision is based on a thorough analysis of the loan exposure, including an evaluation of all relevant factors. Following the initial loan application, the bank's loan exposures are as a rule reviewed once a year. If the borrower's creditworthiness deteriorates substantially, shorter review intervals are obligatory.

For internal credit assessment in Austria and by BA-CA's banking subsidiaries in CEE, Bank Austria Creditanstalt uses various rating and scoring models for the customer/business segments to be assessed, in line with the various asset classes of the EU proposal for a directive of 18 October 2005 (document 12890/05) to amend Directive 2000/12/EC of the European Parliament and of the Council of 20 March 2000 relating to the taking up and pursuit of the business of credit institions. There are country-specific or region-specific models (e.g. for corporate customers) and global models (e.g. for banks). The assessment of a loan exposure is based on data from the respective company's financial statements and on qualitative factors.

The various rating and scoring models provide the basis for efficient risk management of the BA-CA Group and are embedded in all decision-making processes relating to risk management. They are also a key factor for capital required to be held against risk assets. Great attention is given to consistency in the presentation for supervisory purposes and the requirements of internal control.

Our master scale includes three rating classes for doubtful and non-performing loans. As part of the rating process, each borrower is assigned a probability of default. With the master scale our internal ratings can be compared with the market and with the major international rating agencies (Standard & Poor's, Moody's, Fitch) while also enhancing comparability of the various partial portfolios.

All internal rating and scoring systems are further developed on an ongoing basis and are subject to regular validation on an annual basis, including a review to verify if the rating/scoring system provides a correct representation of the risks to be measured. All model assumptions are based on multi-year statistical averages for historical defaults and losses.

With risk-adjusted pricing and a stronger focus on risk management, we aim to improve the diversification and the risk/earnings ratio of the portfolio. For real estate customers, the customer-related rating is complemented by a transaction rating.

Since September 2005, Bank Austria Creditanstalt has used a new scoring system for Austrian retail customers. This automated rating tool is used for assessing, monitoring and managing the large number of loan exposures to private customers, small businesses, independent professionals and non-profit organisations.

Retail scoring comprises an application scoring procedure based on effective and recognised mathematical and statistical methods, and a behaviour scoring procedure taking into account such factors as amounts received in the account and customers' payment practices. The scoring system for retail customers provides information that is updated on a monthly basis. This gives the bank an accurate tool for lending decisions and early recognition of risk. Automated data processing helps Bank Austria Creditanstalt to reduce costs required for credit control while accelerating lending decisions. New lending guidelines introduced jointly with the sales units reflect the bank's risk appetite while meeting the specific requirements in retail banking.

The new retail scoring system also represents a methodological standard used in the retail segment throughout the BA-CA Group.

Active Credit Portfolio Management

On 1 January 2005, Bank Austria Creditanstalt set up a department specialising in active credit portfolio management (ACPM). In addition to the unchanged credit risk process, the bank has since then actively managed defined segments of its credit portfolio via the capital market.

Since ACPM was implemented for defined customers in the SMEs Austria segment, credit risk associated with customer business has been attributed to the ACPM department by means of reference rates derived from market prices at matching maturities. Bank Austria Creditanstalt thereby ensures risk-adjusted pricing and quick manageability of this portfolio segment via the capital market. ACPM aggregates the risk position and optimises the bank's risk provisioning. The purpose of ACPM is to help improve the risk/earnings ratio by more widely diversifying the portfolio through active hedging and reinvestment.

The ACPM Committee, like the Market Risk Committee (MACO), meets once a week to discuss short-term business management issues relating to the risk/earnings position of ACPM and limit adjustments and positioning decisions.

(42d) Operational risk

In 2005, activities in the area of operational risk management continued to concentrate on the Group-wide "Basel II" project of Bank Austria Creditanstalt. For the sub-projects "loss data collection", "risk self-assessments", "early warning indicators", and "modelling", Bank Austria Creditanstalt aims to implement the standardised approach, with the possibility of switching to an advanced measurement approach (AMA), at any rate for Bank Austria Creditanstalt AG. The reasons for this cautious approach are continued uncertainties over the general framework for AMA modelling approaches and over the final implementation requirements in quantitative and qualitative respects.

Operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other catastrophes, technological failures and external events. For example, in the future, IT system failures, damage to property, processing errors or fraud will be subject to more accurate and consolidated risk measurement and management, on which the calculation of risk capital will be based.

Efforts focused on further expanding and improving the Intranet application ("inFORM" system – Intranet Framework for Operational Risk Management) developed within Bank Austria Creditanstalt and used across the Group. Apart from the modules for loss data collection, reporting and risk self-assessment, which are already used in the Group, work in 2005 concentrated on risk indicators. The objective of extending "inFORM" is to expand it into a central risk management solution for operational risk in Austria and CEE. The basic idea is to develop the Intranet solution into a central communication platform used for obtaining division-specific loss data and risk self-assessments as well as providing consistent information to the various divisions and the Managing Board. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

Loss data are collected, and processes are optimised, in close coordination and co-operation with other units including Internal Audit, the Compliance Office, the Legal Department, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria Creditanstalt has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

Various approaches are now available for operational risk modelling. These are mainly based on stochastic modelling, resampling and causal modelling approaches. The informative value and reliability of these models have been checked against internal and external loss data. Bank Austria Creditanstalt has also decided to use external loss scenarios in order to properly model even extreme events of distribution. To be mentioned in this connection is the use of external data from FitchRisk and Bank Austria Creditanstalt's participation in the ORX loss data consortium.

In addition to quantitative approaches, and in view of currently still existing quantification and modelling problems, qualitative instruments are of major importance in operational risk management. This fact has been taken into account through Bank Austria Creditanstalt's participation in the KRI Framework Study of the Risk Management Association (RMA), which deals with the identification of risk points of operational risk and the determination of risk indicators for risk points identified as critical. In this connection the risk self-assessments introduced across the Bank Austria Creditanstalt Group were extended to include RMA-specific risk mapping for Bank Austria Creditanstalt AG and major CEE units.

In the same way as for other types of risk, in addition to central risk management, Bank Austria Creditanstalt – like HypoVereinsbank – has built up a decentralised risk management network of contacts within divisions and at subsidiaries (OpRisk Managers). While the main task of the central risk management unit is to define the methods used and to perform risk measurement and analysis, risk managers working on a decentralised basis are responsible for taking measures to reduce, prevent, or take out insurance against, risks.

In 2006, activities with regard to operational risk will focus on
- deepening cooperation with the ORX loss data consortium and with the RMA with a view to developing and implementing best practice in the area of operational risk,
- making a decision on the AMA approach to be used,
- the start of supervisory reviews of Basel II implementation,

– completing the inFORM system and taking further steps to commercialise the product,
– conducting scenario analyses for divisions and subsidiaries,
– analysing Bank Austria Creditanstalt's risk mitigation measures in respect of operational risk

(42e) Net charge for losses on loans and advances

The net charge for losses on loans and advances in 2005 includes a one-off effect in the form of a charge of about € 70 m resulting from an adjustment of the provisioning policy. Almost all of this one-off effect relates to the Private Customers segment. As a result of the new segmentation introduced in mid-2005 as part of the "Fit for Sales" project, segment results are comparable with previous years only to a limited extent. If the one-off effect is excluded, the net charge for losses on loans and advances in the BA-CA Group in 2005 was about € 424 m, just under 2 percentage points higher than the amount of € 417 m (before first-time application effects of amended and new IFRSs) for the previous year published in the Annual Report and thus significantly lower than the growth of BA-CA's lending volume.

This result was achieved although the economic environment, characterised not least by a further strong increase in bankruptcies of private individuals, again failed to support domestic customer business. In Austria the number of bankruptcies of private individuals rose by 15.7 % compared with 2004 to almost 6,500, with estimated insolvency liabilities up by 7 % and bankruptcy petitions dismissed for lack of funds up by 24.6 %. Business insolvencies rose by 11.1 %, with a slight decrease of 4 % in estimated insolvency liabilities. In the first half of 2005, Austria was again among the countries leading the European league table of insolvency growth, which was higher only in Romania (up by 68.8 %) and Slovakia (up by 32.9 %), two countries which are also part of BA-CA's core market (source: KSV insolvency statistics).

The sharp rise in bankruptcies of private individuals and a more conservative treatment of security for loans – in line with the Basel II methodology – are the reasons for the increase in the provisioning rate for low-volume loans, against which flat-rate specific provisions are made, and thus for the exceptional burden on the Private Customers segment in 2005.

The provisioning charge in the SMEs segment in Austria again benefited from the use and further improvement of procedures for the early recognition of risks, and from the fact that the year under review again saw no major insolvencies.

In the Private Customers segment, the bank introduced a new retail scoring procedure and streamlined processes and lending guidelines. Allowing for the normal delay after which these measures will become fully effective, they should lead to a significant reduction of the provisioning charge in this segment, too.

Risk trends in Central and Eastern Europe continued to be very satisfactory and better than expected. Contributions to the favourable risk trend in CEE came especially from the banking subsidiaries in Croatia, the Czech Republic, Slovakia and Poland, where provisioning charges were in some cases significantly below budget.

Specific provisions and provisions on the liabilities side are generally made in accordance with International Financial Reporting Standards. If concrete factors provide strong indications of a future loss, a loan loss provision is made in the amount of the expected loss and in the respective loan currency. Flat-rate specific provisions are automatically made by the system for unsecured portions of exposures below € 50,000, and of loans to private customers, from the date when the loan is called for repayment or assigned to the loan recovery unit for further steps; the provisioning rate is based on loan loss experience in the past. Moreover, since 1 January 2005, a general provision in accordance with IAS 39 has been maintained for impairment losses incurred but not reported in business with retail customers.

(42f) Real estate risk

Risks associated with large-volume real estate business developed even more favourably than in previous years. After a steady reduction from € 46 m in 2001 (with a risk/earnings ratio of 59 %) to about € 21 m in 2004 (with a risk/earnings ratio of about 20 %), the provisioning charge for 2005 was € 11.6 m (with a risk/earnings ratio of about 10 %). For the next few years (2006 – 2008) we are confident that the provisioning charge will remain below € 20 m.

(42g) Risks arising from the bank's shareholdings and equity interests

In dealing with this type of risk, Bank Austria Creditanstalt takes into account market price fluctuations in its equity holdings in listed and unlisted companies.

Not included are equity interests in operating subsidiaries of the Group because risks associated with such companies are determined and recorded under the various other risk types.

The portfolio includes various strategic investments and real estate companies; real estate holding companies are taken into account in real estate risk.

Generally, Value at Risk is determined on the basis of market values and volatilities of the relevant equity interests. For shares in unlisted companies the bank uses book values and volatilities of relevant stock exchange indices and takes account of residual variances.

(43) Legal risks

Provisions have been made for pending legal risks in line with the estimated probability of costs arising from litigation. No provisions have been made for the following pending legal proceedings due to the low probability of losses occurring. An outflow of funds cannot, however, be excluded in these cases, either:

- actions brought by individual employees (current and former) for additional payments into the pension funds
- action brought by the German Bundesanstalt für vereinigungsbedingte Sonderaufgaben (BVS) in Switzerland for repayment of credit balances held, and disposed of, by the Communist Party of Austria (KPÖ) at the former banking subsidiary in Zurich
- preliminary penal investigation due to alleged tax evasion and illegal corporate activities by former indirect subsidiaries of Bank Austria Creditanstalt in Russia.

(44) Financial derivatives

Derivatives are financial instruments defining prices and maturities by reference to an underlying instrument. Derivatives may be interest rate contracts, foreign exchange contracts, equity-related and other instruments. Within the "other derivatives" category, the significance of credit derivatives has grown in the past years. Derivative transactions may be concluded over the counter (OTC), i.e. directly with the counterparty, or via exchanges. The exposure is reduced by a margin which must be deposited for exchange-traded contracts (futures and options) to absorb current price fluctuations.

In this business category, notional amounts provide relatively little information on default risk. Amounts receivable or payable under derivatives are reflected in their fair values.

Derivatives are mainly used for trading purposes. Market participants include banks (proprietary trading), securities houses, mutual funds, pension funds, and corporate customers. Customers can use these instruments to hedge risk positions against unfavourable price fluctuations and, depending on the strategies pursued by customers, they can benefit from changes in prices, exchange rates and interest rates.

Bank Austria Creditanstalt also uses derivatives for hedging proprietary positions in the banking book and for asset/liability management purposes. The bank hedges proprietary interest-rate and currency positions, and uses credit derivatives to protect its credit risk positions against credit rating fluctuations. Asset/liability management ensures the appropriate maturity structure of interest-bearing balance sheet positions. The bank also performs exchange rate management in respect of equity positions in foreign currency.

The total volume of derivative instruments declined from € 842 bn at the end of 2004 to € 663 bn at the end of 2005. Interest rate derivatives, especially interest rate swaps, forward foreign exchange outright transactions and swaps as well as cross-currency swaps again accounted for the largest proportion of total volume. Trading volume within these categories declined, mainly because of a shift in BA-CA's strategy away from active market making in derivatives. This change is to be seen in the context of the banking group's overall activities in the market. On the other hand, growth was recorded in equity and equity-index instruments, which increased by € 1,021 m, and in credit derivatives.

Bank Austria Creditanstalt made more intensive use of these transactions for hedging banking book positions.

For the purposes of portfolio and risk management, counterparty risk of OTC derivatives is taken into account with the respective positive market value and an add-on depending on the product, currency and maturity. Add-ons applied in internal credit risk management for the potential future exposure are based on the current market volatility relative to the remaining period to maturity of the transaction as well as on additional considerations with respect to stress events. Given the underlying confidence interval of 97.5 %, these add-ons are in most cases clearly above the relevant levels pursuant to the Austrian Banking Act.

Line utilisation for derivatives business is available online in WSS ("Wallstreet"), the central treasury system, on a largely Group-wide basis. For smaller units not connected to the central system, separate lines are allocated and monitored. Group-wide compliance with lines approved in the credit process is thus ensured at any time.

Bank Austria Creditanstalt additionally limits the credit risk arising from its derivatives business through strict use of master agreements, the definition and ongoing monitoring of documentation standards by legal experts, and through collateral agreements and break clauses. In combination with the very good average credit rating of our business partners in the derivatives business, management takes proper account of default risk despite a significant increase in business volume.

Total volume of outstanding financial derivative transactions of the Bank Austria Creditanstalt Group Transactions with external counterparties as at 31 December 2005

€ m	Notional amounts by remaining maturity				Market value		Notional amounts		Positive market value		Negative market value	
	< 1 year	1–5 years	> 5 years	Total	(positive)	(negative)	Banking book	Trading book	Banking book	Trading book	Banking book	Trading book
TOTAL	**380,449**	**184,976**	**97,437**	**662,862**	**9,298**	**8,460**	**127,867**	**534,995**	**2,075**	**7,223**	**1,990**	**6,470**
of which: OTC products	*336,505*	*184,235*	*97,437*	*618,177*	*9,280*	*8,339*	*127,819*	*490,358*	*2,075*	*7,205*	*1,989*	*6,350*
of which: exchange-traded products	*43,944*	*741*	*–*	*44,685*	*18*	*121*	*48*	*44,637*	*–*	*18*	*1*	*120*
A. Interest rate contracts	**306,228**	**164,991**	**85,339**	**556,558**	**7,438**	**6,611**	**108,159**	**448,399**	**1,752**	**5,686**	**1,494**	**5,117**
OTC products:	**262,463**	**164,252**	**85,339**	**512,054**	**7,434**	**6,569**	**108,151**	**403,903**	**1,752**	**5,682**	**1,494**	**5,075**
FRAs	36,211	4,417	–	40,628	25	29	2,983	37,645	1	24	1	28
Forward interest rate transactions	393	623	495	1,511	25	37	362	1,149	1	24	13	24
Single-currency swaps	218,299	143,884	80,118	442,301	7,245	6,360	104,048	338,253	1,749	5,496	1,445	4,915
Interest rate options bought	3,035	8,056	1,259	12,350	130	–	87	12,263	1	129	–	–
Interest rate options sold	3,874	6,916	3,035	13,825	–	141	671	13,154	–	–	35	106
Other interest rate contracts	651	356	432	1,439	9	2	–	1,439	–	9	–	2
Exchange-traded products:	**43,765**	**739**	**–**	**44,504**	**4**	**42**	**8**	**44,496**	**–**	**4**	**–**	**42**
Interest rate futures	4,332	103	–	4,435	2	34	8	4,427	–	2	–	34
Options on interest rate futures	39,433	636	–	40,069	2	8	–	40,069	–	2	–	8
B. Foreign exchange contracts	**72,028**	**15,737**	**11,196**	**98,961**	**1,645**	**1,638**	**18,501**	**80,460**	**286**	**1,359**	**490**	**1,148**
OTC products:	**72,028**	**15,737**	**11,196**	**98,961**	**1,645**	**1,638**	**18,501**	**80,460**	**286**	**1,359**	**490**	**1,148**
Forward foreign exchange transactions	44,762	657	–	45,419	766	696	1,997	43,422	16	750	12	684
Cross-currency swaps	6,178	12,780	11,196	30,154	551	780	16,504	13,650	270	281	478	302
Currency options bought	10,942	1,141	–	12,083	328	–	–	12,083	–	328	–	–
Currency options sold	10,135	1,159	–	11,294	–	162	–	11,294	–	–	–	162
Other foreign exchange contracts	11	–	–	11	–	–	–	11	–	–	–	–
Exchange-traded products:	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Currency futures	–	–	–	–	–	–	–	–	–	–	–	–
Options on currency futures	–	–	–	–	–	–	–	–	–	–	–	–
C. Securities-related transactions	**738**	**1,146**	**526**	**2,410**	**192**	**194**	**181**	**2,229**	**33**	**159**	**3**	**191**
OTC products:	**559**	**1,144**	**526**	**2,229**	**178**	**115**	**141**	**2,088**	**33**	**145**	**2**	**113**
Securities swaps	–	3	–	3	–	–	–	3	–	–	–	–
Equity options bought	385	446	180	1,011	178	–	131	880	33	145	–	–
Equity options sold	174	695	345	1,214	–	115	9	1,205	–	–	2	113
Other securities-related contracts	–	–	1	1	–	–	1	–	–	–	–	–
Exchange-traded products:	**179**	**2**	**–**	**181**	**14**	**79**	**40**	**141**	**–**	**14**	**1**	**78**
Equity and equity index futures	114	–	–	114	12	78	40	74	–	12	1	77
Equity and equity index options	65	2	–	67	2	1	–	67	–	2	–	1
D. Credit and other derivatives	**1,455**	**3,102**	**376**	**4,933**	**23**	**17**	**1,026**	**3,907**	**4**	**19**	**3**	**14**
OTC products:	**1,455**	**3,102**	**376**	**4,933**	**23**	**17**	**1,026**	**3,907**	**4**	**19**	**3**	**14**
Credit default swaps	1,419	2,953	269	4,641	16	16	889	3,752	4	12	2	14
Total return swaps	31	58	48	137	–	1	137	–	–	–	1	–
Other credit derivatives	–	58	59	117	2	–	–	117	–	2	–	–
Other derivatives (commodities)	5	33	–	38	5	–	–	38	–	5	–	–

(45) Comfort letters for banks and other financial institutions

Bayerische Hypo- und Vereinsbank AG, Munich, undertakes to ensure, within the scope of its ownership interest and except for political risk, that Bank Austria Creditanstalt AG can meet its contractual obligations.

Bank Austria Creditanstalt AG undertakes to ensure, within the scope of its ownership interest and except for political risk, that the following controlled companies can meet their contractual obligations:

1. Banks
- BANK*PRIVAT* AG, Vienna
- Bank Austria Creditanstalt Ljubljana d. d., Ljubljana
- Bank Austria Creditanstalt Real Invest GmbH, Vienna
- Bank Austria Creditanstalt Wohnbaubank AG, Vienna

- Bank BPH S.A., Kraków, and its subsidiary BPH Bank Hipoteczny S.A., Warsaw
- CA IB International Markets AG, Vienna
- HVB Bank Czech Republic a.s., Prague
- HVB Bank Slovakia a.s., Bratislava
- HVB Bank Hungary Rt., Budapest, and its subsidiary HVB Jelzálogbank Rt., Budapest
- HVB Bank Romania S.A., Bucharest
- HVB Bank Biochim AD, Sofia
- HVB Banka Srbija i Crna Gora A.D. Beograd, Belgrade
- HVB Splitska banka d.d., Split
- Schoellerbank Aktiengesellschaft, Vienna

2. Other financial services companies
- Bank Austria Creditanstalt Leasing GmbH, Vienna

Information required under Austrian law

(46) Legal basis of the consolidated financial statements

Pursuant to Article 4 of Regulation (EC) No 1606/2002 of the European Parliament and of the Council of 19 July 2002, companies governed by the law of a member state of the European Union have to prepare their consolidated financial statements for financial years beginning after 31 December 2004 in conformity with the accounting standards adopted in accordance with the procedure laid down in Article 6 of the Regulation if, at their balance sheet date, their shares are admitted to trading on a regulated market in the European Union.

Note 2 contains a list of the standards applied in accordance with the procedure laid down in Article 6 of the above Regulation.

(47) Supervisory Board and Managing Board

In the reporting year, the following persons were members of the Managing Board of Bank Austria Creditanstalt AG: Willibald CERNKO, Stefan ERMISCH, Erich HAMPEL (as Chairman and Chief Executive Officer), Wolfgang HALLER (until 5 September 2005 as Deputy Chairman and Deputy Chief Executive Officer), Wilhelm HEMETSBERGER, Regina PREHOFER, Johann STROBL.

In the reporting year, the following persons were members of the Supervisory Board of Bank Austria Creditanstalt AG: Erich BECKER, Alberto CRIPPA, Armin Gebhard FEHLE, Hedwig FUHRMANN, Wolfgang HEINZL, Rudolf HUMER (Deputy Chairman), Stefan JENTZSCH (until 6 December 2005), Michael KEMMER (from 19 May 2005), Heribert KRUSCHIK (until 20 April 2005), Wolfgang LANG (until 31 January 2005), Adolf LEHNER, Gerhard MAYR, Michael MENDEL (from 19 May 2005 as Chairman), Emmerich PERL (from 20 April 2005), Gerhard RANDA (until 19 May 2005 as Chairman), Franz RAUCH, Thomas SCHLAGER, Veit SORGER, Wolfgang SPRISSLER.

(48) Dividends

Bank Austria Creditanstalt AG may pay a dividend in the maximum amount of the profit available for distribution as shown in the company's separate financial statements pursuant to the Austrian Commercial Code and the Austrian Banking Act.

Proposal for the appropriation of profit for 2005:
The profit of Bank Austria Creditanstalt AG for the financial year beginning on 1 January 2005 and ending on 31 December 2005 amounted to € 479.9 m. The amount of € 115.7 m was allocated to reserves and the profit brought forward from the previous year was € 4.1 m. Thus the profit available for distribution was € 368.3 m. It is proposed that, subject to approval at the Annual General Meeting, a dividend of € 2.50 per share entitled to a dividend be paid on the share capital of € 1,068,920,749.80. As the number of shares is 147,031,740, the total amount of the proposed dividend is € 367.6 m.

Furthermore, it is proposed that the remaining amount of € 0.7 m be carried forward to new account.

(49) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria Creditanstalt group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2005 and 2004, as well as the various components of Bank Austria Creditanstalt's capital resources as at the end of 2005 and 2004:

Capital resources and capital requirements of the Bank Austria Creditanstalt group of credit institutions

€ m	2005	2004
Core capital (Tier 1)	**6,236**	**5,567**
Paid-in capital	*1,069*	*1,069*
Capital reserve	*2,154*	*2,154*
Revenue reserve	*786*	*597*
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	*2,072*	*2,070*
Untaxed reserves	*87*	*148*
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	*455*	*23*
Fund for general banking risks	*61*	–
Intangible assets	*–448*	*–494*
Supplementary elements (Tier 2)	**3,646**	**3,863**
Undisclosed reserves	–	–
Supplementary capital	*1,093*	*1,232*
Participation capital	–	–
Revaluation reserve	*139*	*224*
Subordinated capital	*2,414*	*2,407*
Deductions	**–730**	**–658**
Net capital resources (Tier 1 plus Tier 2 minus deductions)	**9,152**	**8,772**
Assessment basis (banking book – risk-weighted amounts)	**75,263**	**70,887**
Tier 1 capital ratio (banking book)	8.29 %	7.85 %
Total capital ratio (banking book)	12.16 %	12.37 %
Available Tier 3	**286**	**263**
Requirement for the trading book and for open foreign exchange positions	252	331
Requirement covered by Tier 3	**252**	**263**

Capital requirements of the Bank Austria Creditanstalt group of credit institutions pursuant to the Austrian Banking Act as at 31 December 2005

€ m Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0 %	38,732	–	–
10 %	1,292	129	10
20 %	8,002	1,600	128
50 %	16,203	8,102	648
100 %	56,610	56,610	4,529
Investment certificates	1,331	411	33
ASSETS	**122,170**	**66,852**	**5,348**
Off-balance sheet positions	42,939	8,359	669
Special off-balance sheet positions	16,015	52	4
BANKING BOOK	**181,124**	**75,263**	**6,021**

Concluding Remarks of the Managing Board of Bank Austria Creditanstalt

The Managing Board of Bank Austria Creditanstalt AG has prepared the consolidated financial statements for the financial year beginning on 1 January 2005 and ending on 31 December 2005, in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union. The management report was prepared in accordance with the Austrian Commercial Code and is consistent with the consolidated financial statements.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 27 February 2006

The Managing Board

Erich Hampel
(Chairman)

Willibald Cernko | Stefan Ermisch | Wilhelm Hemetsberger

Regina Prehofer | Johann Strobl | Robert Zadrazil

On 27 February 2006, the Managing Board passed on the consolidated financial statements to the Supervisory Board. The responsibility of the Supervisory Board is to examine the consolidated financial statements and to state if it approves the consolidated financial statements.

Report of the Auditors

Auditors' report

We have audited the consolidated financial statements of Bank Austria Creditanstalt AG for the financial year beginning on 1 January 2005 and ending on 31 December 2005. The consolidated financial statements comprise the balance sheet at 31 December 2005, the income statement, the statement of changes in shareholders' equity, the cash flow statement and the notes to the consolidated financial statements for the financial year beginning on 1 January 2005 and ending on 31 December 2005. The preparation and content of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union, and the preparation of the management report of the Group in accordance with the provisions of the Austrian Commercial Code, are the responsibility of the legal representatives of the parent company. Our responsibility is to express an opinion on the consolidated financial statements based on our audit and to state whether the management report of the Group is consistent with the consolidated financial statements.

We conducted our audit in accordance with legal provisions applicable in Austria and with Austrian generally accepted auditing principles and in accordance with International Standards on Auditing (ISA) published by the International Auditing and Assurance Standards Board (IAASB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, and to make a statement as to whether the management report of the Group is consistent with the consolidated financial statements. In planning the audit procedures, we considered our knowledge of the business and of the economic and legal environment in which the Group operates as well as expectations of possible errors. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles applied and significant estimates made by the legal representatives, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Without qualifying our opinion, we draw attention to note 1 to the consolidated financial statements, in which the loss of Bank Austria Creditanstalt AG's voting rights in Bank BPH S.A. as a result of the acquisition of HVB Group by UniCredit S.p.A. is explained.

Our audit did not give rise to any objections. In our opinion, based on the findings of the audit, the consolidated financial statements comply with the legal provisions and give a true and fair view of the financial position of the Group as at 31 December 2005 and of the results of its operations and its cash flows for the financial year beginning on 1 January 2005 and ending on 31 December 2005, in accordance with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union. The management report of the Group is consistent with the consolidated financial statements.

Vienna, 27 February 2006

Savings Bank Auditing Association
Auditing Board
(Bank Auditors)

Erich Kandler   Friedrich O. Hief

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Gottwald Kranebitter   Kurt Eder

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Philip Göth   Peter Bitzyk

Report of the Supervisory Board

In 2005, the Supervisory Board of Bank Austria Creditanstalt AG performed all its duties as defined by the law and the bye-laws with due regard to the Austrian Code of Corporate Governance, and held five meetings. In addition, in four cases, resolutions were passed by written circular votes. The credit committee of the Supervisory Board held five meetings during the reporting period, and additionally passed resolutions by written circular votes in five cases. The committee for the audit, and the preparation of the adoption, of the financial statements, the proposal for the appropriation of profits and the management report, held one meeting.

Focus of activity

The Managing Board regularly informed the Supervisory Board of the progress and status of the company on a timely basis and in a comprehensive manner. In this context, special mention should be made of information regarding the new internal service regulations, the legal framework under Croatian cartel law in connection with HVB Splitska banka, and the regulatory situation in Poland in connection with Bank BPH. The Supervisory Board took note of the statement made by the Managing Board pursuant to Section 14 of the Austrian Takeover Act on UniCredit's takeover bid, and discussed in detail topics related to the entry into UniCredit Group. In its work the Supervisory Board also took into account the bank's results and the main issues dealt with by the Supervisory Board committees. Transactions requiring approval by the Supervisory Board, in particular transactions concerning equity interests, were evaluated in detail before resolutions were passed. Resolutions adopted on the basis of the Supervisory Board's own approval authority included changes in the internal rules of the Supervisory Board, of the credit committee and of the Managing Board, including the distribution of responsibilities. The credit committee took decisions on loan exposures requiring its approval and discussed portfolio and risk reports. The credit committee also dealt with large exposures pursuant to Section 27 of the Austrian Banking Act, including resolutions concerning credit lines, with the structure of the loan portfolio and with risk policy principles.

Board members

In the reporting period, Gerhard Randa and Stefan Jentzsch resigned from the Supervisory Board with effect from 19 May 2005 and 6 December 2005, respectively. At the Annual General Meeting held on 19 May 2005, Michael Kemmer was elected as a new member of the Supervisory Board. At the constituent meeting of the Supervisory Board held on 19 May 2005 immediately after the Annual General Meeting, Michael Mendel was elected Chairman of the Supervisory Board and as a new member of the strategy committee and of the committee for the audit of the financial statements and for the preparation of their adoption, in both cases as chairman. At the same meeting, Michael Kemmer was elected chairman of the credit committee, replacing Michael Mendel who continued to be a member of the committee. With effect from 20 April 2005, Emmerich Perl was delegated to the Supervisory Board by the Employees' Council, replacing Heribert Kruschik. The Deputy Chairman of the Managing Board, Wolfgang Haller, resigned from the Managing Board with effect from 5 September 2005. Erich Hampel, Chief Executive Officer, temporarily assumed his functions.

After the end of the reporting period, Michael Mendel and Michael Kemmer resigned from the Supervisory Board with effect from the end of the Extraordinary Meeting of Shareholders on 25 January 2006. With effect from the same date, Alessandro Profumo, Carlo Salvatori and Sergio Ermotti were elected as new members of the Supervisory Board. At the extraordinary meeting of the Supervisory Board on 25 January 2006, Carlo Salvatori was elected Chairman of the Supervisory Board. Carlo Salvatori, Franz Rauch and Wolfgang Sprissler were elected as new members of the credit committee, and Carlo Salvatori was elected chairman of the credit committee. Alessandro Profumo and Carlo Salvatori were elected as new members of the strategy committee, and Carlo Salvatori was elected as chairman of the strategy committee. Carlo Salvatori was elected as a new member and as chairman of the audit committee. Alberto Crippa resigned from the Supervisory Board after the Extraordinary Meeting of Shareholders with effect from 25 January 2006. As Wolfgang Lang resigned from the Supervisory Board, Heribert Kruschik was again delegated to the Supervisory Board in accordance with a decision by the Employees' Council with effect from 1 January 2006. At the extraordinary meeting of the Supervisory Board held on 25 January 2006, Robert Zadrazil was appointed to the Managing Board.





Carlo Salvatori, *Chairman of the Supervisory Board of Bank Austria Creditanstalt AG*

Financial statements/consolidated financial statements

The accounting records, the financial statements for 2005 and the management report were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. As the audit did not give rise to any objections and the legal requirements were fully complied with, the auditors' report was expressed without qualification.

The Supervisory Board has endorsed the findings of the audit, agrees with the financial statements and the management report, including the proposal for the appropriation of profits, presented by the Managing Board, and approves the 2005 financial statements, which are thereby adopted pursuant to Section 125 (2) of the Austrian Joint Stock Companies Act.

The 2005 consolidated financial statements were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft for consistency with International Financial Reporting Standards (IFRSs) published by the International Accounting Standards Board as adopted by the European Union, and the management report of the Group was audited for consistency with the Austrian Commercial Code. The audit did not give rise to any objections and the legal requirements were fully complied with. In the opinion of the auditors, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2005 and as at 31 December 2004, and of the results of its operations and its cash flows for the financial year beginning on 1 January 2005 and ending on 31 December 2005, and for the financial year beginning on 1 January 2004 and ending on 31 December 2004, in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The auditors certify that the management report of the Group is consistent with the consolidated financial statements, and – with reference to note 1 to the consolidated financial statements, in which the loss of Bank Austria Creditanstalt AG's voting rights in Bank BPH S.A. as a result of the acquisition of HVB Group by UniCredito Italiano S.p.A. is explained – they express their unqualified opinion.

The Supervisory Board has endorsed the findings of the audit and thanks the Managing Board and all employees for their strong personal commitment and their performance in the 2005 financial year.

Vienna, 16 March 2006

The Supervisory Board

Carlo Salvatori
Chairman of the Supervisory Board

Corporate Governance

Bank Austria Creditanstalt has attached great importance to responsible and transparent management from the very start. Corporate governance aims at creating sustainable long-term value for shareholders, i.e. long-term business success to the advantage of all interested parties.

We want to create sustainable value for our shareholders and meet the requirements of international capital markets. The fact that this is not mere lip service is reflected in the success achieved by the bank in 2005 and described in detail in this report, as well as the steady upward trend of Bank Austria Creditanstalt AG from the very beginning.

Bank Austria Creditanstalt's management is wholeheartedly committed to the values of corporate governance. This is not a mere declaration of commitment to the provisions laid down in the Austrian Code of Corporate Governance but responsible management in all areas in close cooperation with the Supervisory Board. From the 2006 financial year on the company will apply the new Austrian Code of Corporate Governance as amended and effective from January 2006.

Transparency

Transparency is an important element of good corporate governance. Comprehensive, open communication is important so that shareholders, financial analysts, employees and the general public are all informed simultaneously and in a timely manner about major events affecting the company. The Managing Board, the Investor Relations team and the Group Marketing & Communications Division perform this function. In the reporting year we held roadshows in Europe and America and numerous one-on-one talks with analysts and investors. Regular conference calls with financial analysts are held in connection with the presentation of the annual results and the publication of quarterly results. Documentation presented to financial analysts and press releases are simultaneously made available to all interested parties on our website. In this manner it is always possible to access up-to-date information.

Transparency also means clear management structures and responsibilities in a company. In addition to legal provisions relating to management and control of a public limited company (Aktiengesellschaft) and additional provisions laid down by the Austrian Code of Corporate Governance, the Bye-laws passed at the Annual General Meeting of Bank Austria Creditanstalt AG and published on our website, as well as the internal rules for the Supervisory Board and the Managing Board and their distribution of responsibilities lay down clear-cut competencies and responsibilities and form the basis for target-oriented, responsible management and control in Bank Austria Creditanstalt.

Supervisory Board

The Supervisory Board comprises eleven members elected at the General Meeting as shareholders' representatives and six employees' representatives delegated by the Employees' Council. Here there is a deviation from Rule 51 of the Austrian Code of Corporate Governance 2005, which stipulates a maximum of ten Supervisory Board members in addition to staff representatives. This deviation is explained, under the "comply or explain" principle, by reference to an agreement between the shareholders before the initial public offering.

The internal rules for the Supervisory Board lay down its responsibilities and competencies in overseeing the company. Four committees assist the plenum in carrying out its duties: the committee for the audit and the preparation of the adoption of the financial statements, the credit committee, the strategy committee and the human resources committee.

The committee for the audit and the preparation of the adoption of the financial statements is responsible for financial reporting issues and for the audit of the company and the Group, and prepares the related decisions of the Supervisory Board. As the committee was chaired by Gerhard Randa, a former Managing Board member, until 19 May 2005 and by Michael Mendel, a former Managing Board member, from 19 May 2005, this represents a deviation from the non-binding recommendation in Rule 41 of the Austrian Code of Corporate Governance 2005.

The strategy committee prepares topics for longer term planning and strategic positioning.

The human resources committee is responsible, among other things, for determining the compensation of the Managing Board. As in previous years, in deviation from the non-binding recommendation in Rule 31 of the Austrian Code of Corporate Governance 2005, the remuneration of the Managing Board is not reported separately for each member, but is divided into fixed and performance-linked components in accordance with Rule 30.

The credit committee of the Supervisory Board is responsible for approving loans above a specified amount and for overseeing Bank Austria Creditanstalt's risk position. As part of its responsibility for overseeing risk management, the credit committee discusses the structure of the loan portfolio and principles of risk policy, and reports to the Supervisory Board.

Managing Board

In 2005, the Managing Board comprised seven members until Wolfgang Haller, Deputy Chairman of the Managing Board, resigned from the Managing Board with effect from 5 September 2005; thereafter the Managing Board had six members. The Managing Board is responsible for daily business. Responsibilities are laid down explicitly and reflected in the bank's organisational structure.

Shareholders and General Meeting

At the General Meeting, shareholders pass resolutions, including those on the appropriation of profits, on the approval of the acts of the Managing Board and the Supervisory Board and on the election of shareholders' representatives to the Supervisory Board. The opening of the Annual General Meeting by the Chairman of the Supervisory Board and the speech given by the Chairman of the Managing Board are broadcast live on the Internet.

Pursuant to the Bye-laws, Bank Austria Creditanstalt has no shares without voting rights and each shareholder can exercise his voting rights on the principle of "one share one vote", either in person or by proxy.

"Privatstiftung zur Verwaltung von Anteilsrechten" (a private foundation) and "Betriebsratsfonds des Betriebsrates der Angestellten der Bank Austria Creditanstalt AG Großraum Wien" (the Employees' Council Fund of the Employees' Council of Bank Austria Creditanstalt AG in the Vienna area) hold a total of 10,100 registered shares. These shares must be represented at a General Meeting for the adoption of resolutions approving specific restructuring measures and specific changes in the Bye-laws (Article 20 of the Bye-laws). In accordance with Rule 61 of the Austrian Code of Corporate Governance 2005, we disclose the existence of a syndicate agreement between our majority shareholder HypoVereinsbank and Privatstiftung zur Verwaltung von Anteilsrechten.

Compliance and Code of Conduct

In addition to legal provisions, regulations and voluntary commitments which contain rules for corporate governance through owners, management and control, there are compliance rules and a code of conduct which is binding for all staff. These codes are based on the legal framework and on universal ethical principles, and they provide guidelines for fair business practices and irreproachable behaviour on the part of our staff. We pay particular attention to controlling banking transactions by staff in order to avoid, through clear rules, any grey areas of insider trading and market manipulation.

Directors' dealings are published on the website of the Austrian Financial Market Authority (FMA). In addition to the new provisions, applicable from 1 January 2005, of the Austrian Stock Exchange Act implementing the EU Directive on insider dealing and market manipulation, the rules of the Austrian Issuer Compliance Regulation, which now also applies to listed banks, effective as from 2 May 2005 have also been implemented.

Evaluation

The evaluation of adherence to the Austrian Code of Corporate Governance by Bank Austria Creditanstalt in the 2005 financial year was carried out by Univ. Prof. DDr. Waldemar Jud Unternehmensforschung GmbH. The evaluation showed that Bank Austria Creditanstalt complied with the rules of the Austrian Code of Corporate Governance 2005 in the 2005 financial year – in as far as the rules were contained in Bank Austria Creditanstalt's declaration of compliance – with the exception of the timely publication of the financial calendar for the 2006 financial year on the company's website. During the evaluation period some rules did not apply to Bank Austria Creditanstalt. The evaluation report is available at http://ir.ba-ca.com > Corporate Governance.

Supervisory Board and Managing Board of Bank Austria Creditanstalt AG

Supervisory Board

Chairman

Carlo Salvatori
Deputy Chairman, UniCredit Group (from 25 January 2006)

Michael Mendel
Former Member of the Management Board of Bayerische Hypo- und Vereinsbank AG (from 19 May 2005 until 25 January 2006)

Gerhard Randa
Executive Vice President, Magna International Inc., Toronto (until 19 May 2005)

Deputy Chairman

Rudolf Humer
Chairman of the Supervisory Board of ECE European City Estates AG

Members

Erich Becker
Former Chairman of the Managing Board of VA Technologie AG

Alberto Crippa
Financial consultant (until 25 January 2006)

Sergio Ermotti
Head of Multinationals/Investment Banking Division, UniCredit Group (from 25 January 2006)

Armin Gebhard Fehle
Communications consultant

Stefan Jentzsch
Former Member of the Management Board of Bayerische Hypo- und Vereinsbank AG (until 6 December 2005)

Michael Kemmer
Former Member of the Management Board of Bayerische Hypo- und Vereinsbank AG (from 19 May 2005 until 25 January 2006)

Gerhard Mayr
Former Executive Vice President of Eli Lilly & Company

Michael Mendel
Former Member of the Management Board of Bayerische Hypo- und Vereinsbank AG (until 19 May 2005)

Alessandro Profumo
Chief Executive Officer, UniCredit Group (from 25 January 2006)

Franz Rauch
Managing Director, Franz Rauch GmbH

Veit Sorger
President of the Federation of Austrian Industry

Wolfgang Sprissler
Spokesman of the Management Board (CEO), Bayerische Hypo- und Vereinsbank AG

Appointed by the Employees' Council

Hedwig Fuhrmann
Chairman of the Employees' Council

Wolfgang Heinzl
First Deputy Chairman of the Employees' Council

Adolf Lehner
Second Deputy Chairman of the Employees' Council

Heribert Kruschik
Member of the Employees' Council (until 20 April 2005, from 1 January 2006)

Emmerich Perl (from 20 April 2005)
Third Deputy Chairman of the Employees' Council

Thomas Schlager
Fourth Deputy Chairman of the Employees' Council

Wolfgang Lang
Member of the Employees' Council (until 31 December 2005)

Managing Board

Chairman	**Erich Hampel** Chief Executive Officer
Deputy Chairman	**Wolfgang Haller** Deputy Chief Executive Officer (until 5 September 2005)
Members	**Willibald Cernko**
	Stefan Ermisch (until 31 March 2006)
	Wilhelm Hemetsberger
	Regina Prehofer
	Johann Strobl
	Robert Zadrazil (from 26 January 2006)

Income statement of the Bank Austria Creditanstalt Group 2002 – 2005

€ m	2005	+/–	2004 adjusted	2004	+/–	2003	+/–	2002
Interest income	5,392	7.0 %	5,040	4,977	3.6 %	4,802	–17.6 %	5,825
Interest expenses	–2,780	7.0 %	–2,599	–2,542	–3.2 %	–2,626	–25.4 %	–3,519
Net interest income	2,611	7.0 %	2,441	2,435	11.9 %	2,176	–5.7 %	2,307
Losses on loans and advances	–495	24.1 %	–398	–417	–10.7 %	–467	–13.0 %	–537
Net interest income after losses on loans and advances	**2,117**	**3.6 %**	**2,042**	**2,018**	**18.1 %**	**1,709**	**–3.4 %**	**1,770**
Fee and commission income	1,763	13.8 %	1,549	1,549	9.7 %	1,412	4.0 %	1,358
Fee and commission expenses	–305	–3.4 %	–315	–315	13.7 %	–278	–1.4 %	–282
Net fee and commission income	1,458	18.2 %	1,233	1,233	8.7 %	1,134	5.4 %	1,076
Net trading result	237	1.7 %	233	223	1.3 %	220	–4.7 %	231
General administrative expenses	–2,622	5.8 %	–2,479	–2,479	–	–2,479	–1.0 %	–2,503
Balance of other operating income and expenses	–48	–43.4 %	–85	–73	>100 %	18		–1
Operating profit	**1,142**	**20.9 %**	**944**	**922**	**53.2 %**	**602**	**5.3 %**	**572**
Net result from investments	282	>100 %	–8	–8	>100 %	120	>100 %	28
Amortisation of goodwill	–4	–94.6 %	–75	–75	12.8 %	–67	–24.1 %	–88
Allocation to provisions for restructuring costs	–108		–	–		–		–
Balance of other income and expenses	–11	>100 %	–2	–2	>100 %	–8	–6.8 %	–8
Profit from ordinary activities/ Net income before taxes	**1,301**	**51.5 %**	**859**	**836**	**29.0 %**	**648**	**28.5 %**	**504**
Taxes on income	–226	20.0 %	–188	–173	11.6 %	–155	39.6 %	–111
Net income	**1,075**	**60.4 %**	**671**	**663**	**34.5 %**	**493**	**25.4 %**	**393**
Minority interests	–111	80.5 %	–61	–61	20.9 %	–51	–39.5 %	–84
Consolidated net income	**964**	**58.3 %**	**609**	**602**	**36.1 %**	**442**	**43.0 %**	**309**

Key figures

	2005		2004 adjusted	2004		2003		2002
Earnings per share (IFRS basis) in €, basic and diluted	6.56		4.14	4.09		3.40		2.71
Return on equity before taxes	17.9 %		13.3 %	13.4 %		12.8 %		10.6 %
Return on equity after taxes	14.3 %		10.1 %	9.7 %		8.7 %		6.5 %
Return on equity after taxes before amortisation of goodwill	14.3 %		11.3 %	10.9 %		10.1 %		8.4 %
Cost/income ratio	61.6 %		64.9 %	64.9 %		69.9 %		69.3 %
Risk/earnings ratio	18.9 %		16.3 %	17.1 %		21.5 %		23.3 %

Balance sheet
of the Bank Austria Creditanstalt Group 2002–2005

Assets € m	31 Dec. 2005	+/–	31 Dec. 2004 adjusted	31 Dec. 2004	+/–	31 Dec. 2003	+/–	31 Dec. 2002
Cash and balances with central banks	3,855	41.5 %	2,724	3,302	44.5 %	2,286	25.3 %	1,824
Trading assets	17,665	–4.9 %	18,575	18,590	15.2 %	16,140	–14.8 %	18,954
Loans and advances to, and placements with, banks	26,384	10.0 %	23,995	23,995	–4.5 %	25,130	–15.0 %	29,558
Loans and advances to customers	86,404	6.3 %	81,260	81,260	6.9 %	75,997	–0.5 %	76,354
– Loan loss provisions	–3,232	–2.2 %	–3,305	–3,215	–7.9 %	–3,490	–3.6 %	–3,622
Investments	18,172	4.9 %	17,316	16,668	4.1 %	16,005	–11.5 %	17,976
Property and equipment	1,097	–2.2 %	1,122	1,122	0.2 %	1,120	–4.9 %	1,177
Intangible assets	1,358	19.9 %	1,133	1,133	–5.1 %	1,193	10.8 %	1,162
Other assets	3,956	5.2 %	3,761	3,662	36.9 %	2,674	–41.7 %	4,586
Non-current assets classified as held for sale	3,221	–	–	–	–	–	–	–
TOTAL ASSETS	**158,879**	**8.4 %**	**146,581**	**146,516**	**6.9 %**	**137,053**	**–7.4 %**	**147,968**

Liabilities and shareholders' equity € m	31 Dec. 2005	+/–	31 Dec. 2004 adjusted	31 Dec. 2004	+/–	31 Dec. 2003	+/–	31 Dec. 2002
Amounts owed to banks	44,279	10.9 %	39,927	39,927	2.0 %	39,133	–4.6 %	41,033
Amounts owed to customers	61,863	6.9 %	57,856	57,856	7.5 %	53,824	–4.8 %	56,562
Liabilities evidenced by certificates	22,703	15.7 %	19,617	19,617	12.7 %	17,399	–13.0 %	19,992
Trading liabilities	6,807	–23.8 %	8,930	8,960	4.7 %	8,560	–18.5 %	10,504
Provisions	4,753	18.8 %	4,000	3,753	9.7 %	3,422	–1.9 %	3,490
Other liabilities	3,671	–9.7 %	4,063	4,033	29.3 %	3,118	–33.3 %	4,673
Subordinated capital	5,400	2.1 %	5,291	5,291	–2.4 %	5,419	–16.1 %	6,455
Liabilities directly associated with non-current assets classified as held for sale	1,884	–	–	–	–	–	–	–
Shareholders' equity	7,521	9.0 %	6,898	7,080	14.6 %	6,178	17.4 %	5,260
of which: minority interests	650	48.2 %	439	439	21.1 %	362	–44.3 %	650
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**158,879**	**8.4 %**	**146,581**	**146,516**	**6.9 %**	**137,053**	**–7.4 %**	**147,968**

Income Statement of our Consolidated Banking Subsidiaries in CEE

Income statement

€ m	Poland			Hungary			Czech Republic			Slovakia		
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Net interest income	491	403	302	116	93	66	99	80	76	32	31	29
Losses on loans and advances	−63	−57	−63	−12	−10	−7	−6	2	4	−2	−3	−2
Net fee and commission income	254	209	202	60	58	42	69	61	54	14	10	9
Net trading result	23	13	20	21	35	12	3	6	2	6	8	2
General administrative expenses	−381	−340	−351	−93	−88	−61	−86	−71	−71	−27	−25	−22
Balance of other operating income and expenses	4	−16	7	−1	−1	–	−2	−5	−4	–	–	–
Operating profit	**327**	**213**	**116**	**91**	**86**	**52**	**77**	**73**	**60**	**22**	**21**	**17**
Net income from investments	−1	13	17	4	–	−1	2	−1	–	–	–	2
Amortisation of goodwill	−3	−8	−3	–	–	–	–	–	–	–	–	–
Balance of other income and expenses	−1	−1	−1	–	–	−1	–	–	–	–	–	–
Provisions for restructuring costs	–	–	–	–	–	–	–	–	–	−1	–	–
Net income before taxes	**321**	**217**	**129**	**94**	**86**	**49**	**79**	**72**	**61**	**21**	**20**	**19**
Average risk-weighted assets	7,421	5,814	4,962	2,768	2,467	1,739	3,691	3,060	2,417	890	840	695
Average equity	1,528	1,229	1,103	439	354	276	479	403	358	201	169	149
Cost/income ratio (in %)	**49.4**	**55.7**	**66.1**	**47.7**	**48.0**	**50.7**	**50.9**	**50.3**	**56.0**	**52.3**	**51.4**	**53.2**
Return on equity before taxes (in %)[4]	**21.0**	**17.6**	**11.7**	**21.5**	**24.3**	**17.9**	**16.4**	**18.0**	**17.0**	**10.4**	**11.9**	**12.5**
Exchange rate at year-end (units of local currency per euro)	4.027	4.531	4.702	248.394	251.539	262.500	29.846	31.945	32.410	38.590	40.110	41.170
Appreciation/depreciation against the euro	+13%	+4%		+1%	+4%		+7%	+1%		+4%	+3%	

Income statement in local currency

	Poland (PLN m)			Hungary (HUF m)			Czech Republic (CZK m)			Slovakia (SKK m)		
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Net interest income	1,975	1,827	1,418	28,726	23,476	17,240	2,960	2,571	2,462	1,224	1,236	1,191
Losses on loans and advances	−255	−259	−297	−2,920	−2,536	−1,783	−193	76	144	−93	−126	−87
Net fee and commission income	1,023	947	950	14,806	14,503	11,045	2,061	1,947	1,742	539	414	391
Net trading result	92	61	92	5,225	8,715	3,155	90	190	55	218	301	83
General administrative expenses	−1,535	−1,539	−1,648	−23,196	−22,241	−15,953	−2,569	−2,284	−2,310	−1,036	−1,003	−886
Balance of other operating income and expenses	16	−73	32	−138	−324	50	−58	−171	−132	–	–	–
Operating profit	**1,316**	**965**	**548**	**22,503**	**21,593**	**13,755**	**2,290**	**2,329**	**1,960**	**852**	**822**	**692**
Net income from investments	−6	59	78	970	61	−382	59	−16	10	15	−17	72
Amortisation of goodwill	−11	−38	−16	–	−4	–	–	–	–	–	–	–
Balance of other income and expenses	−4	−4	−4	–	–	−392	–	–	–	–	–	–
Provisions for restructuring costs	–	–	–	–	–	–	–	–	–	−57	–	–
Net income before taxes	**1,294**	**982**	**605**	**23,473**	**21,651**	**12,980**	**2,349**	**2,313**	**1,970**	**811**	**805**	**764**
Average risk-weighted assets	29,882	26,346	23,333	687,511	620,617	456,505	110,149	97,748	78,324	34,365	33,684	28,629
Average equity	6,154	5,568	5,187	108,991	89,115	72,425	14,301	12,863	11,603	7,770	6,780	6,116

1) Including Banca Tiriac as from September 2005 / 2) Including Hebros Bank as from April 2005 /
3) HVB Bank Serbia and Montenegro including Eksimbanka consolidated as from 1 October 2005 / 4) Based on actual average equity

Slovenia			Croatia			Romania[1]			Bulgaria[2]			Bosnia and H.		Serbia[3]	Total CEE		
2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2005	2005	2004	2003
29	23	24	85	73	66	60	29	16	62	37	26	20	11	6	998	782	604
−3	−2	−2	−1	−7	−8	−8	−3	−4	−13	−5	−6	−3	1	–	−111	−83	−87
12	10	9	30	25	19	31	14	9	27	14	11	9	7	2	508	408	355
−2	–	−1	8	9	9	7	2	4	5	6	8	–	–	1	72	78	55
−23	−19	−19	−65	−61	−54	−43	−16	−12	−57	−34	−29	−21	−20	−6	−803	−675	−618
–	–	–	−7	−4	−6	−2	−1	−1	−2	–	–	–	–	–	−10	−28	−4
14	**12**	**11**	**51**	**36**	**26**	**45**	**24**	**12**	**21**	**18**	**10**	**5**	**0**	**2**	**654**	**482**	**306**
–	–	–	–	–	2	1	–	1	–	1	1	–	–	–	6	13	21
–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	−3	−8	−3
–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	−1	−1	−2
–	–	–	–	–	–	–	–	–	−6	–	–	–	–	–	−7	–	–
14	**12**	**11**	**51**	**36**	**28**	**46**	**24**	**13**	**15**	**18**	**11**	**5**	**0**	**2**	**650**	**486**	**321**
929	734	729	1,932	1,761	1,563	1,169	504	273	884	541	394	322	266	141	20,145	15,987	12,773
119	76	70	234	201	181	131	43	27	125	78	67	43	25	12	3,311	2,579	2,229
58.1	**57.6**	**59.6**	**55.8**	**59.1**	**61.0**	**44.9**	**37.6**	**42.7**	**62.7**	**60.2**	**64.4**	**72.7**	**103.4**	**73.6**	**51.2**	**54.4**	**61.1**
12.0	**16.3**	**15.7**	**21.6**	**17.7**	**15.7**	**35.3**	**56.0**	**47.2**	**12.1**	**23.5**	**17.2**	**12.0**	**2.0**	**19.7**	**19.6**	**18.9**	**14.4**
239.579	239.018	236.700	7.400	7.493	7.630	3.648	4.050	4.116	1.956	1.953	1.956	1.956	1.956	82.977			
0%	−1%		+1%	+2%		+11%	+2%		0%	0%		0%					

Slovenia (SIT m)			Croatia (HRK m)			Romania[1] (RON m)			Bulgaria[2] (BGN m)			Bosnia and H. (BAM m)		Serbia[3] (CSD m)
2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2005
6,963	5,571	5,687	627	549	502	219	117	65	121	73	52	39	22	458
−611	−491	−427	−4	−52	−61	−30	−11	−15	−26	−10	−11	−5	2	–
2,931	2,496	2,134	225	189	145	113	55	35	52	28	22	18	13	175
−462	−59	−258	61	67	72	27	9	16	9	11	15	–	1	109
−5,475	−4,548	−4,489	−481	−459	−411	−158	−66	−48	−112	−67	−57	−41	−38	−530
−2	−106	−29	−52	−27	−45	−6	−5	−3	−4	–	–	−1	–	−23
3,344	**2,863**	**2,618**	**376**	**267**	**201**	**164**	**98**	**50**	**40**	**35**	**20**	**10**	**1**	**190**
83	114	−12	−2	1	15	5	−1	2	–	1	2	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–	–	–	1
–	–	–	–	–	–	–	–	–	−11	–	–	–	–	–
3,427	**2,977**	**2,606**	**375**	**267**	**216**	**169**	**97**	**52**	**30**	**36**	**22**	**10**	**1**	**191**
222,458	175,332	172,611	14,294	13,193	11,928	4,264	2,043	1,123	1,728	1,057	770	629	520	11,678
28,489	18,219	16,548	1,735	1,508	1,378	479	174	110	244	153	130	84	49	968

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as published and used for preparing the consolidated financial statements of the Bank Austria Creditanstalt Group.

Balance Sheets of our Consolidated Banking Subsidiaries in CEE

€ m

As at 31 December	Poland			Hungary			Czech Republic			Slovakia		
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Loans to non-banks	8,725	7,428	6,168	2,744	2,463	1,855	3,264	2,809	2,527	1,004	818	759
Loans and advances to, and placements with, banks	3,049	1,955	690	533	847	456	1,222	657	628	171	115	40
Loan loss provisions	−464	−563	−729	−41	−34	−24	−39	−39	−41	−17	−17	−15
Investments	1,949	942	551	454	321	304	972	954	547	238	211	194
Other assets	1,736	2,946	3,278	402	247	208	292	300	412	615	511	207
Total assets	**14,995**	**12,708**	**9,957**	**4,091**	**3,844**	**2,799**	**5,711**	**4,681**	**4,072**	**2,010**	**1,638**	**1,185**
Deposits from non-banks	9,664	8,405	6,797	2,211	1,890	1,546	3,312	2,874	2,495	781	717	571
Deposits from banks	1,445	1,483	1,369	977	1,202	841	987	816	758	946	648	437
Liabilities evidenced by certificates	1,438	513	120	227	183	–	655	400	283	53	72	12
Other liabilities	800	876	541	209	167	115	236	164	157	21	14	10
Shareholders' equity	1,648	1,432	1,130	467	401	296	522	426	379	209	186	154
Total liabilities and shareholders' equity	**14,995**	**12,708**	**9,957**	**4,091**	**3,844**	**2,799**	**5,711**	**4,681**	**4,072**	**2,010**	**1,638**	**1,185**
Loan/deposit ratio (customers)	90 %	88 %	91 %	124 %	130 %	120 %	99 %	98 %	101 %	129 %	114 %	133 %
Loan/deposit ratio (total)	106 %	95 %	84 %	103 %	107 %	97 %	104 %	94 %	97 %	68 %	68 %	79 %
Employees (full-time equivalent)	10,181	9,728	11,115	1,366	1,209	1,043	1,101	1,250	1,214	443	437	411
Offices	503	466	518	54	41	35	24	24	23	27	27	24
Exchange rate (units of local currency per euro)	3.860	4.085	4.702	252.870	245.970	262.500	29.000	30.464	32.410	37.880	38.745	41.170
Appreciation/depreciation against the euro	+6 %	+15 %		−3 %	+7 %		+5 %	+6 %		+2 %	+6 %	

in local currency

As at 31 December	Poland (PLN m)			Hungary (HUF m)			Czech Republic (CZK m)			Slovakia (SKK m)		
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Loans to non-banks	33,680	30,342	28,999	693,798	605,786	486,893	94,646	85,588	81,906	38,023	31,708	31,240
Loans and advances to, and placements with, banks	11,770	7,985	3,243	134,666	208,306	119,786	35,440	20,007	20,340	6,464	4,462	1,632
Loan loss provisions	−1,792	−2,298	−3,427	−10,493	−8,407	−6,348	−1,128	−1,201	−1,339	−660	−664	−615
Investments	7,522	3,846	2,592	114,909	79,079	79,907	28,180	29,061	17,724	9,016	8,181	7,989
Other assets	6,700	12,033	15,412	101,550	60,708	54,585	8,475	9,134	13,355	23,292	19,796	8,534
Total assets	**57,880**	**51,907**	**46,818**	**1,034,430**	**945,473**	**734,823**	**165,614**	**142,590**	**131,987**	**76,134**	**63,482**	**48,780**
Deposits from non-banks	37,305	34,329	31,960	559,087	464,999	405,870	96,034	87,556	80,869	29,585	27,785	23,514
Deposits from banks	5,579	6,055	6,436	246,930	295,762	220,829	28,617	24,865	24,568	35,820	25,118	17,991
Liabilities evidenced by certificates	5,549	2,096	565	57,433	44,942	–	18,987	12,187	9,171	2,023	2,802	508
Other liabilities	3,087	3,578	2,543	52,770	41,125	30,296	6,831	5,001	5,098	793	558	406
Shareholders' equity	6,361	5,848	5,314	118,210	98,645	77,828	15,145	12,982	12,281	7,913	7,220	6,361
Total liabilities and shareholders' equity	**57,880**	**51,907**	**46,818**	**1,034,430**	**945,473**	**734,823**	**165,614**	**142,590**	**131,987**	**76,134**	**63,482**	**48,780**

1) Including Banca Tiriac as from September 2005 / 2) Including Hebros Bank as from April 2005 /
3) HVB Bank Serbia and Montenegro including Eksimbanka consolidated as from 1 October 2005

Slovenia			Croatia			Romania[1]			Bulgaria[2]			Bosnia and H.		Serbia[3]	Total CEE		
2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2005	2005	2004	2003
1,049	795	545	1,913	1,652	1,313	1,376	591	322	1,074	613	411	317	180	304	21,769	17,350	13,899
331	161	136	173	285	425	91	154	49	221	170	56	214	160	56	6,059	4,503	2,479
−15	−11	−7	−59	−64	−61	−21	−7	−5	−45	−28	−24	−4	−5	−14	−721	−769	−907
102	219	238	267	259	317	510	168	51	150	67	39	–	–	6	4,648	3,142	2,241
416	87	59	899	714	515	633	158	100	281	179	94	32	47	179	5,484	5,188	4,872
1,884	**1,251**	**970**	**3,193**	**2,845**	**2,509**	**2,588**	**1,065**	**518**	**1,680**	**1,000**	**575**	**559**	**383**	**529**	**37,239**	**29,414**	**22,586**
628	486	388	1,360	1,201	1,111	1,278	514	252	942	538	429	335	264	224	20,735	16,890	13,590
1,103	639	485	1,490	1,377	1,176	998	458	215	516	357	68	157	68	239	8,861	7,049	5,349
–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	2,373	1,168	416
15	44	25	84	57	35	85	38	18	124	20	8	15	15	13	1,601	1,396	909
138	81	73	258	209	187	227	54	33	98	86	70	51	35	53	3,669	2,911	2,323
1,884	**1,251**	**970**	**3,193**	**2,845**	**2,509**	**2,588**	**1,065**	**518**	**1,680**	**1,000**	**575**	**559**	**383**	**529**	**37,239**	**29,414**	**22,586**
167 %	164 %	140 %	141 %	138 %	118 %	108 %	115 %	128 %	114 %	114 %	96 %	94 %	68 %	135 %	105 %	103 %	102 %
80 %	85 %	78 %	73 %	75 %	76 %	64 %	77 %	80 %	89 %	87 %	94 %	108 %	102 %	78 %	94 %	91 %	86 %
391	336	285	1,225	1,242	1,119	1,577	300	219	2,401	1,534	1,590	450	434	527	19,663	16,470	16,996
13	11	7	112	111	78	80	12	9	217	131	159	37	33	42	1,109	856	853
239.500	239.760	236.700	7.372	7.600	7.630	3.680	3.939	4.116	1.956	1.956	1.956	1.956	1.956	85.870			
0 %	−1 %		+3 %	0 %		+7 %	+4 %		0 %	0 %		0 %					

Slovenia (SIT m)			Croatia (HRK m)			Romania[1] (RON m)			Bulgaria[2] (BGN m)			Bosnia and H. (BAM m)		Serbia[3] (CSD m)	
2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2005	
251,236	190,707	128,997	14,103	12,555	10,019	5,065	2,327	1,326	2,100	1,198	803	620	353	26,062	
79,312	38,486	32,198	1,272	2,163	3,243	334	608	202	432	332	109	419	313	4,770	
−3,554	−2,710	−1,663	−435	−487	−465	−78	−28	−20	−89	−55	−48	−8	−9	−1,226	
24,394	52,464	56,266	1,970	1,969	2,420	1,875	663	212	294	131	76	–	–	499	
99,715	20,880	13,882	6,624	5,424	3,927	2,328	623	411	549	350	184	63	92	15,350	
451,103	**299,828**	**229,681**	**23,534**	**21,624**	**19,144**	**9,524**	**4,194**	**2,131**	**3,286**	**1,956**	**1,124**	**1,094**	**748**	**45,456**	
150,294	116,605	91,865	10,028	9,130	8,474	4,702	2,025	1,038	1,843	1,052	839	656	516	19,259	
264,183	153,155	114,768	10,987	10,469	8,974	3,675	1,805	884	1,009	697	133	308	134	20,493	
–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	
3,492	10,591	5,878	616	436	269	313	149	72	243	39	16	30	30	1,118	
33,135	19,476	17,169	1,902	1,590	1,427	834	215	137	191	168	136	100	69	4,586	
451,103	**299,828**	**229,681**	**23,534**	**21,624**	**19,144**	**9,524**	**4,194**	**2,131**	**3,286**	**1,956**	**1,124**	**1,094**	**748**	**45,456**	

Financial information relating to subsidiaries corresponds to the financial statements prepared in accordance with IFRSs as published and used for preparing the consolidated financial statements of the Bank Austria Creditanstalt Group.

Glossary

Important concepts and terms used in this Annual Report are explained and defined below.

Added value on equity (AVE)/ Delta added value on equity (DAVE)

AVE is the key measure of Bank Austria Creditanstalt's value creation capabilities. It covers the absolute contribution to results by the entire bank, the business segments or the subordinated levels, which exceeds or falls short of the cost of capital (excess corporate profit). The cost of capital, pursuant to the capital asset pricing model (CAPM), is the (minimum) return which a shareholder can expect from Bank Austria Creditanstalt by virtue of its specific business and risk profile (as opposed to the fully diversified market portfolio). DAVE shows to what extent AVE has changed, i.e., it is a measure for value created in a specific period.

Assessment basis as defined in the Austrian Banking Act (risk-weighted assets)

This is the sum of assets, off-balance sheet items and special off-balance sheet items related to the **banking book** and weighted by transaction/counterparty risk, calculated in accordance with Austrian banking supervision rules. Also referred to as risk-weighted assets (RWA). The computation of **capital requirements** is based on the assessment basis. See the table on capital resources in note 49.

Asset-backed securities (ABS)

This financing instrument involves taking financial assets out of a company's balance sheet and refinancing these assets on the international money and capital markets separately from the remaining company through an enterprise founded specifically for this purpose. The refinancing takes place through the issuance of asset-backed securities or asset-backed commercial paper. Financial assets which qualify for refinancing include receivables for goods and services, receivables from lending or leasing operations, and rents receivable. The removal of financial assets from the balance sheet permits more flexible management of the company's risk structure.

Asset management

The management of assets on behalf of customers such as businesses, banks, insurance companies, pension funds and private individuals. Asset management includes the management of funds and other portfolios of investments in equities, bonds, cash and real estate.

Austrian Banking Act

The Austrian Banking Act as amended.

Austrian Commercial Code

The Austrian Commercial Code as amended.

Banking book

Assets held by the bank in respect of which the capital requirements pursuant to the **Austrian Banking Act** are not to be computed using the special rules applicable to the **trading book**.

Basel II

See "New Basel Capital Accord".

Benchmarking

Systematic comparison of business processes/performance with the relevant parameters of other companies, or comparison of one company with the most successful company on the market, with the purpose of establishing the company's standing in relation to its competitors.

Book value per share

For the purpose of determining the book value per share, shareholders' equity is divided by the number of shares outstanding. The ratio is an indicator of a company's net asset value.

Business units of Bank Austria Creditanstalt

Branches and other units of Bank Austria Creditanstalt AG and its subsidiaries providing direct customer services.

Capital requirement

In accordance with the **solvency** provisions, banks are required always to maintain **net capital resources** in the amount specified in Section 22 (1) 1 to 4 of the **Austrian Banking Act**. Pursuant to the provisions of the **Austrian Banking Act** based on the Basel Capital Accord (Basel I), the capital requirement is 8 % of the **assessment basis as defined in the Austrian Banking Act**. See the table on capital resources in note 49.

Capital resources pursuant to the Austrian Banking Act

Capital resources are divided on the basis of their quality into **Tier 1 capital (core capital)**, Tier 2 capital (supplementary elements) and available Tier 3 capital. Tier 3 capital can only be used to cover the regulatory capital requirement for the **trading book** and for the open foreign exchange positions. The **Austrian Banking Act**, in its provisions regulating capital resources, specifies the amount of capital resources to be held by banks to cover the risks they incur as part of their business activities. See the table on capital resources in note 49.

Cash management

Collection and use of multiple account information to optimise payment flows and improve the profitability of companies and financial institutions.

CEE

CEE stands for Central and Eastern Europe. For the purposes of this Annual Report, CEE comprises the following countries: Poland, Hungary, the Czech Republic, Slovakia, Slovenia, Croatia, Romania, Bulgaria, Bosnia and Herzegovina, and Serbia and Montenegro.

Companies accounted for under the equity method

These are companies which are not controlled by the reporting enterprise, but on which the enterprise can exercise a significant influence. Equity interests in such companies are stated in the consolidated balance sheet at the share of net assets. The share of profits or losses is included in the consolidated income statement.

Consolidated companies

These are significant controlled companies whose assets, liabilities, income and expenses are, after eliminations, included in the consolidated financial statements of Bank Austria Creditanstalt.

Corporate governance

Standards defined for the transparent management and supervision of companies. The recommendations contained in the Austrian Code of Corporate Governance create transparency and strengthen confidence in responsible corporate management. These standards above all protect shareholders' interests.

Cost/income ratio

General administrative expenses divided by operating revenues. Operating revenues include net interest income, net fee and commission income, the net trading result and the balance of other operating income and expenses. The cost/income ratio indicates the percentage of operating revenues which is absorbed by general administrative expenses. It provides information on cost management and cost efficiency. The lower the ratio, the more efficiently the company operates.

Coverage

Regular monitoring of a company's development by equity analysts (normally investment banks).

Creditworthiness

A measure of the risk of a borrower defaulting on his debt, or the credit standing of a bond issuer. The poorer the creditworthiness, the higher the probability of a loss resulting from a credit transaction, or the higher the rate of interest which the borrower or issuer is required to pay in the form of a risk premium.

Derivatives

Financial instruments which are derived from the underlying investment instruments traded in the cash market (e.g. equities, bonds, foreign exchange). Their valuation is determined largely by the price, price fluctuations and price expectations of the underlying instruments. The most familiar derivatives are **swaps**, options and **futures**.

Earnings per share

Consolidated net income divided by the average number of shares outstanding. For details on the method of calculation, see note 12.

Expected loss

Statistical measure of the loss arising from a loan portfolio that is expected to occur within a year on the basis of historical loss data. The expected loss is covered by the current loan loss provisions.

Factoring

Purchase and management of accounts receivable by a factoring company which takes care of invoicing, bookkeeping, reminders and collections. Genuine factoring is a flexible method of financing under which the factoring company also assumes default risk.

Fair values

Fair values are the amounts for which financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. If market prices are available from exchanges or other functioning markets, these are stated as fair values. See note 29.

Forward transaction

Transaction in which delivery and payment do not take place immediately after conclusion but at a later date. The quality, quantity, price and date of performance are specified when the transaction is concluded.

Futures

Contracts standardised with respect to quantity, quality and delivery date, under which delivery of an instrument traded in the money, capital, precious metal or foreign exchange markets is to be made or taken at a specified price at a specified future date. Cash settlement, instead of delivery or receipt of securities, is often stipulated for such contracts to meet the obligation.

Goodwill

Goodwill results from familiarity with, and confidence in, a company and its products. When a company is acquired, goodwill is the difference between cost of acquisition and the fair value of identifiable assets and liabilities acquired. Goodwill represents benefits and opportunities which cannot be individually identified and arise from ownership of the company. Under IFRSs, goodwill is not amortised but regularly tested for impairment. An impairment loss is recognised once goodwill exceeds the recoverable amount.

Hedging

Protecting existing or future positions against risks such as those arising from changes in exchange rates or interest rates. A position is counterbalanced by another position in order to offset the risk in whole or in part.

Integrated Corporate Finance (ICF)

ICF refers to Bank Austria Creditanstalt's service and advisory approach to companies. This approach combines rating-related advisory services with specific financing solutions for large companies and for growth-oriented small and medium-sized businesses. More intensive use is made of alternative financing methods beyond traditional lending.

International Financial Reporting Standards (IFRSs)

Financial reporting standards published by the International Accounting Standards Board. The objective of financial statements in accordance with IFRSs is to provide information about the financial position, performance and changes in the financial position of an enterprise that is useful to a wide range of users in making economic decisions. By contrast, the main objective of financial statements prepared in accordance with the rules of the **Austrian Commercial Code** is to protect creditors' interests.

International Securities Identification Number (ISIN)

The ISIN replaced the national system of securities identification numbers in 2003 and is used internationally to identify securities. The ISIN is a 12-character alphanumerical code and consists of a 2-character international country code (e.g. AT for Austria), a 9-character national code which identifies the security, and a check character. The ISIN of the Bank Austria Creditanstalt share is AT0000995006.

Investor Relations (IR)

An Investor Relations team is responsible for capital market communication with private investors, actual and potential institutional investors, and financial analysts. Investor Relations provides information to the above target groups on past, current and anticipated future developments of the company's business, with due regard to industry trends and the overall economic environment, and aims to achieve an adequate valuation in the capital market.

Market capitalisation

A company's market value on a specific day. The market capitalisation is computed by multiplying the number of shares outstanding by the company's current share price.

Maturity transformation

The professional management of different maturities and the related different rates of interest on assets and liabilities in the bank's balance sheet. These activities take into account current and expected future market yield curves and maturity structures. Results from maturity transformation reflect the profit contribution generated by the assumption of risk arising from changes in interest rates.

Net capital resources pursuant to the Austrian Banking Act

Pursuant to the provisions of the **Austrian Banking Act** based on the Basel Capital Accord (Basel I), the net capital resources comprise **Tier 1 capital** (core capital) and Tier 2 capital (supplementary elements) less deductions. The net capital resources cover the capital requirement for the **banking book** and are used as a regulatory measure for limiting large exposures and for other regulatory standards. See the table on capital resources in note 49.

New Basel Capital Accord

In 1988, the Basel Capital Accord (Basel I) laid down regulatory standards for capital required to be held against banking transactions. These rules were reviewed by the Basel Committee on Banking Supervision. The purpose of the new capital adequacy framework is to differentiate more precisely between capital requirements for risks actually assumed by the bank, and to take account of the more recent developments on financial markets and of banks' risk management processes. The new rules, while defining the capital adequacy requirements, call for a number of simple and more advanced approaches to measure credit risk and operational risk.

OTC transactions

Non-standardised transactions in financial instruments which do not take place on an exchange but directly between market participants.

Payout ratio

The payout ratio is the percentage of net income that is distributed to shareholders. The percentage distributed is determined mainly on the basis of the company's self-financing needs and the return expected by shareholders.

Primary funds

Primary funds comprise amounts owed to customers, liabilities evidenced by certificates, and subordinated capital. Primary funds are generally made available to a bank by non-banks. The amount of primary funds is an indicator of the stability of the funding base.

Rating

Evaluation of a financial instrument (issue rating) or a borrower (issuer rating) which is assigned by independent rating agencies such as Moody's or Standard & Poor's.

Return on assets (ROA)

Ratio of consolidated net income to average total assets in per cent.

Return on equity (ROE) after taxes excluding minority interests

Net income after taxes less minority interests divided by average shareholders' equity. An indicator of a company's profitability. The higher the figure, the higher the profit generated on shareholders' equity.

Return on equity (ROE) before taxes including minority interests

Net income before taxes plus minority interests divided by average shareholders' equity. An indicator of a company's profitability. The higher the figure, the higher the profit generated on shareholders' equity.

Risk/earnings ratio

Ratio of the net charge for losses on loans and advances to net interest income. It indicates the percentage of net interest income which is absorbed by the net charge for losses on loans and advances.

Risk-weighted assets

See "Assessment basis as defined in the Austrian Banking Act".

SEE

SEE stands for South-East Europe. SEE is a part of **CEE** and in this Annual Report refers to the countries Croatia, Romania, Bulgaria, Bosnia and Herzegovina, and Serbia and Montenegro.

Shareholder value

Management approach in which value enhancement of the company is the main consideration in strategic and operational decisions. The basic idea behind this concept is that value is only created for shareholders if the return exceeds the cost of equity capital.

Solvency

Solvency refers to the proportion of **capital requirements** based on (weighted) assets and off-balance sheet transactions to the **net capital resources pursuant to the Austrian Banking Act**.

Spot transaction
Transaction in which conclusion, delivery and payment take place immediately.

Spread
The difference between two different reference points, e.g. the markup on a reference rate.

Swap
In a swap transaction, two parties exchange different payment flows. There are three basic types of swap transactions: single-currency swaps, cross-currency swaps, and combined single and cross-currency swaps. The parties exchange payment obligations, involving an exchange of fixed-rate interest for variable-rate interest payment obligations or an exchange of currencies.

Syndicated loans
Large-volume loans granted by a syndicate of banks. Syndication spreads the credit risk among several banks.

Tier 1 capital (core capital)
Paid-in capital and reserves plus or less differences arising on consolidation pursuant to the provisions of the **Austrian Banking Act**, less intangible assets. See the table on capital resources in note 49.

Tier 1 capital ratio
Ratio of **Tier 1 capital** to the **assessment basis (banking book)**. Pursuant to the provisions of the Austrian Banking Act based on the Basel Capital Accord (Basel I), the minimum Tier 1 capital ratio is 4 %. See the table on capital resources in note 49.

Total capital ratio
Ratio of **net capital resources** to the **assessment basis pursuant to the Austrian Banking Act** in per cent. Pursuant to the provisions of the Austrian Banking Act based on the Basel Capital Accord (Basel I), the minimum total capital ratio is 8 %. See the table on capital resources in note 49.

Total shareholder return (TSR)
The return earned by the shareholder through price gains or price losses plus dividend payments.

Trading book
Securities trading book of the bank for which the **capital requirement** in respect of various risks pursuant to the **Austrian Banking Act** is to be calculated using a special method.

Trading symbol
Code assigned by an exchange or a trading system (e.g. Bloomberg or Reuters) to a security for identification purposes. Examples of the trading symbol of the BA-CA share: BACA (Vienna Stock Exchange); BACA AV (Bloomberg); BACA.VI (Reuters RIC).

Value at risk
A method used for quantifying risk. Value at risk (VaR) measures potential future losses which will not be exceeded within a specified period and with a specified probability.

Value management
Bank Austria Creditanstalt applies value management principles with a view to focusing its business at all levels within the bank on activities which create value in a sustainable fashion, and expanding these activities. The allocation of equity capital is to be optimised with the objective of achieving value-creating growth. While value management uses the return on equity as a control parameter, it also includes the cost of capital and (capital) growth as criteria to ascertain whether a single transaction, a business area or a business segment creates or destroys value. **AVE/DAVE**, the key control parameter for value management, provides transparency and supports the on-going decision-making processes. Constant monitoring of developments ensures a consistent performance orientation at all levels within the bank.

Office Network of the Bank Austria Creditanstalt Group

Austria

Head Office

A-1030 Vienna, Vordere Zollamtsstrasse 13
A-1010 Vienna, Am Hof 2
A-1010 Vienna, Schottengasse 6–8
Tel.: (+43) (0)5 05 05-0
Fax: (+43) (0)5 05 05-56155
Internet: http://www.ba-ca.com
e-mail: info@ba-ca.com

Regional Offices in Vienna

City Centre
A-1010 Vienna, Schottengasse 6–8
Tel.: (+43) (0)5 05 05-56971

Central
A-1070 Vienna, Neubaugasse 1
Tel.: (+43) (0)5 05 05-51500

North
A-1210 Vienna, Schwaigergasse 30
Tel.: (+43) (0)5 05 05-48800

South
A-1120 Vienna, Schönbrunner Strasse 231
Tel.: (+43) (0)5 05 05-51100

Regional Offices in the Federal Provinces of Austria

Carinthia
A-9500 Villach, Hans-Gasser-Platz 8
Tel.: (+43) (0)5 05 05-64100

Lower Austria South/Burgenland
A-2340 Mödling, Enzersdorfer Strasse 4
Tel.: (+43) (0)5 05 05-62200

Lower Austria West
A-3100 St. Pölten, Kremsergasse 39
Tel.: (+43) (0)5 05 05-62450

Salzburg
A-5020 Salzburg, Rainerstrasse 2
Tel.: (+43) (0)5 05 05-48801

Styria
A-8010 Graz, Herrengasse 15
Tel.: (+43) (0)5 05 05-63100

Tyrol/Eastern Tyrol
A-6020 Innsbruck, Maria-Theresien-Strasse 36
Tel.: (+43) (0)5 05 05-65100

Upper Austria
A-4021 Linz, Hauptplatz 27
Tel.: (+43) (0)5 05 05-67101

Vorarlberg
A-6900 Bregenz, Kornmarktplatz 2
Tel.: (+43) (0)5 05 05-68500

Branches

Amstetten, Angern, Arnoldstein, Bad Bleiberg, Bad Sauerbrunn, Baden, Bludenz, Bregenz (2), Bruck/Mur, Bruckneudorf, Brunn/Gebirge, Deutsch Wagram, Deutschkreuz, Dornbirn, Eberndorf, Eisenstadt (2), Feistritz/Drau, Feldbach, Feldkirch (2), Fohnsdorf, Fulpmes, Fürnitz, Gänserndorf, Gmünd (2), Gmunden, Gols, Graz (18), Griffen, Gross-Enzersdorf, Gross-Petersdorf, Gumpoldskirchen, Guntramsdorf, Hall/Tirol, Hallein, Hard, Hausleiten, Heidenreichstein, Hinterbrühl, Höchst, Hohenems, Hollabrunn, Horn, Imst, Innsbruck (6), Judenburg, Kapfenberg, Kierling, Kitzbühel, Klagenfurt (5), Klosterneuburg (2), Knittelfeld, Kohfidisch, Korneuburg, Krems (3), Kufstein, Leibnitz, Leoben (3), Leopoldsdorf, Lienz, Liezen, Linz (9), Lustenau, Maria Enzersdorf, Mattersburg, Matzen, Mauerbach, Mistelbach, Mödling (2), Murdorf, Neudörfl, Neunkirchen, Neusiedl/See, Niederfellabrunn, Obdach, Oberpullendorf, Oberwart, Perchtoldsdorf, Pöls, Pressbaum, Purkersdorf, Radenthein, Rankweil, Reutte, Ried/Innkreis, Riezlern, Salzburg (9), Schladming, Schrems, Schwaz, St. Johann/Pongau, St. Pölten (5), Schwechat (2), Sierning, Spillern, Spittal/Drau, Stegersbach, Steyr (4), Stockerau (2), Strasshof, Strasswalchen, Ternitz, Traun, Tulln, Velden, Vienna (162), Villach (8), Vöcklabruck, Völkermarkt, Vösendorf, Waidhofen/Ybbs, Wattens, Weiz, Wels (2), Wiener Neudorf, Wiener Neustadt (2), Wolfsberg, Wörgl, Zell/See

Selected subsidiaries and equity interests of Bank Austria Creditanstalt in Austria

Adria Bank AG
A-1010 Vienna, Gonzagagasse 16
Tel.: (+43 1) 514 09-0
www.adriabank.at

"AirPlus" Air Travel Card
Vertriebsgesellschaft m.b.H.
(Diners Club)
A-1041 Vienna, Rainergasse 1
Tel.: (+43 1) 501 35-0
www.airplus.at
www.diners.at

Asset Management GmbH
A-1020 Vienna, Lassallestrasse 1
Tel.: (+43 1) 331 47-0

AWT International Trade AG
A-1010 Vienna, Am Hof 2
Tel.: (+43) (0)5 05 05-43254

Bank Austria Creditanstalt Finanzservice GmbH
A-1020 Vienna, Lassallestrasse 5
Tel.: (+43) (0)5 05 05-53000
www.bacaf.at

BA-CA Administration Services GmbH
A-1090 Vienna, Julius Tandler-Platz 3
Tel.: (+43) (0)5 05 05-51999

Bank Austria Creditanstalt Immobilienberatungs- und Service GmbH
A-1020 Vienna, Taborstrasse 1–3
Tel.: (+43 1) 513 74 77-101
www.ba-ca-immobilienservice.at

BA-CA Immobilien Rating GmbH
A-1020 Vienna, Taborstrasse 1–3
Tel.: (+43) (0)5 05 05-51880
www.irg.at

BA-CA Private Equity GmbH
A-1010 Vienna, Operngasse 6
Tel.: (+43 1) 513 22 01
www.privateequity.at

Bank Austria Creditanstalt Real Invest GmbH
A-1030 Vienna, Vordere Zollamtsstrasse 13
Tel.: (+43 1) 331 71-0
www.realinvest.at

Bank Austria Creditanstalt Leasing GmbH
A-1040 Vienna, Operngasse 21
Tel.: (+43 1) 588 08-0
www.ba-ca-leasing.com

(Offices in Vienna, Bregenz, Graz, Innsbruck, Linz, Salzburg and Villach; subsidiaries in Bosnia and Herzegovina, Bulgaria, Croatia, the Czech Republic, Germany, Hungary, Romania, Serbia and Montenegro, Slovakia and Slovenia)

Bank Austria Creditanstalt Versicherung AG
A-1010 Vienna, Schottenring 27–29
Tel.: (+43 1) 313 83-0
www.bacav-union.at

Bank Austria Creditanstalt Wohnbaubank AG
A-1020 Vienna, Lassallestrasse 1
Tel.: (+43 1) 331 47-5601

BANK*PRIVAT* AG
A-1010 Vienna, Hohenstaufengasse 6
Tel.: (+43 1) 537 40-0
www.bankprivat.com

***CA IB Corporate Finance* Beratungs Ges.m.b.H.**
A-1010 Vienna, Schottengasse 6–8
Tel.: (+43) (0)5 05 05-43311
www.ca-ib.com

CAPITAL INVEST die Kapitalanlage-Gesellschaft der Bank Austria Creditanstalt Gruppe GmbH
A-1020 Vienna, Lassallestrasse 1
Tel.: (+43 1) 331 73-0
www.capitalinvest.at

DOMUS FACILITY MANAGEMENT GmbH
A-1010 Vienna, Nibelungengasse 15
Tel.: (+43 1) 254 00-0
www.domus-fm.at

FactorBank AG
A-1041 Vienna, Floragasse 7
Tel.: (+43 1) 506 78-0
www.factorbank.com

Informations-Technologie Austria GmbH
A-1020 Vienna, Lassallestrasse 5
Tel.: (+43 1) 217 17-0
www.it-austria.com

Mezzanin Finanzierungs AG
A-1010 Vienna, Operngasse 6
Tel.: (+43 1) 513 41 97
www.mezz.at

Österreichische Hotel- und Tourismusbank GmbH
A-1010 Vienna, Parkring 12a
Tel.: (+43 1) 515 30-0
www.oeht.at

Schoellerbank AG
A-1010 Vienna, Renngasse 3
Tel.: (+43 1) 534 71-0
www.schoellerbank.at

Triple A Rating Advisors Beratungs GmbH
A-1030 Vienna, Vordere Zollamtsstrasse 13
Tel.: (+43) (0)5 05 05-82280

Union Versicherungs-AG
A-1010 Vienna, Schottenring 27–29
Tel.: (+43 1) 313 83-0
www.bacav-union.at

VISA-SERVICE Kreditkarten AG
A-1030 Vienna, Invalidenstrasse 2
Tel.: (+43 1) 711 11-0
www.visa.at

WAVE Solutions Information Technology GmbH
A-1090 Vienna, Nordbergstrasse 13
Tel.: (+43 1) 717 30-0
www.wave-solutions.com

Central and Eastern Europe

Bosnia and Herzegovina
HVB Central Profit Banka d.d.
Zelenih beretki 24
71000 Sarajevo
Tel.: (+ 387 33) 533 688
Fax: (+ 387 33) 532 319
www.hvb-cpb.ba
BIC: BACXBA22

Republika Srpska
Nova banjalucka banka a.d.
Marije Bursac 7
78000 Banja Luka
Tel.: (+ 387 51) 243 200
Fax: (+ 387 51) 212 830
www.novablbanka.com
BIC: BLBABA22

Bulgaria
HVB Bank Biochim AD
1, Ivan Vazov Str.
1026 Sofia
Tel.: (+ 359 2) 9269 210
Fax: (+ 359 2) 9269 440
www.biochim.com
BIC: BACXBGSF

Hebros Bank AD
37, Tzar Boris III Obedinitel Blvd.
4018 Plovdiv
Tel.: (+ 359 3) 2905 773
Fax: (+ 359 3) 2623 964
www.hebros.bg
BIC: ACBPBG2P

Bulbank AD[1]
7, Sveta Nedelya Sq.
1000 Sofia
Tel.: (+ 359 2) 923 2111
Fax: (+ 359 2) 988 4636
www.bulbank.bg
BIC: BFTBBGSF

Croatia
HVB Splitska banka d.d.
Ruđera Boškovića 16
21000 Split
Tel.: (+ 385 21) 304 304
Fax: (+ 385 21) 304 034
Jurišićeva 2
10000 Zagreb
Tel.: (+ 385 1) 4800 777
Fax: (+ 385 1) 4800 899
www.splitskabanka.hr
BIC: BACXHR22

Zagrebačka banka dd[1]
Paromlinska 2
10000 Zagreb
Tel.: (+385 1) 6104 000
Fax: (+385 1) 6110 533
www.zaba.hr
BIC: ZABAHR2X

Czech Republic
HVB Bank Czech Republic a.s.
Náměstí Republiky 3a
11000 Praha 1
Tel.: (+ 420) 22111 2111
Fax: (+ 420) 22111 2132
www.hvb.cz
BIC: BACXCZPP

Zivnostenska banka, a.s.[1]
Na Prikope 858/20
11380 Praha 1
Tel.: (+420) 224 121 111
Fax: (+420) 224 125 555
www.zivnobanka.cz
BIC: ZIBACZPP

Estonia
Bayerische Hypo- und Vereinsbank AG[2]
Tallinn Branch
Liivalaia 13/15
10118 Tallinn
Tel.: (+ 37 2) 6688 300
Fax: (+ 37 2) 6688 309
www.hvb.ee
BIC: VUWBEE2X

Hungary
HVB Bank Hungary Rt.
Akadémia utca 17
1054 Budapest
Tel.: (+ 36 1) 269 0812
Fax: (+ 36 1) 353 4959
www.hvb.hu
BIC: BACXHUHB

Latvia
HVB Bank Latvia AS[2]
Elizabetes iela 63
1050 Riga
Tel.: (+ 37 1) 7085 500
Fax: (+ 37 1) 7085 507
www.hvb.lv
BIC: VBRILV2X

Lithuania
Bayerische Hypo- und Vereinsbank AG[2]
Vilnius Branch
Vilniaus gatve 35/3
01119 Vilnius
Tel.: (+ 370 5) 2745 300
Fax: (+ 370 5) 2745 307
www.hvb.lt
BIC: VUWBLT2X

Poland
Bank BPH SA
ul. Towarowa 25A
00-958 Warszawa
Tel.: (+ 48 22) 531 8000
Fax: (+ 48 22) 531 9286

Al. Pokoju 1
31-548 Kraków

www.bph.pl
BIC: BPHKPLPK

Bank Pekao SA[1]
ul. Grzybowska 53/57
00-950 Warszawa
Tel.: (+48 22) 656 0000
Fax: (+48 22) 656 0004
www.pekao.com.pl
BIC: PKOPPLPW

1) under management responsibility of UniCredit
2) under management responsibility of HVB

Republic of Macedonia
Skopje Representative Office
Dimitrie Cupovski 4–2/6
1000 Skopje
Tel.: (+ 389 2) 3215 130
Fax: (+ 389 2) 3215 140

Romania
HVB Bank Romania S.A.*)
15, Charles de Gaulle Square
011857 Bucureşti 1
Tel.: (+ 40 21) 203 22 22
Fax: (+ 40 21) 230 84 85
www.hvb.ro
BIC: BACXROBU

Banca Comercială "Ion Tiriac" S.A.*)
3, Nerva Traian Street
Complex M 101
031041 Bucureşti 3
Tel.: (+402 1) 302 56 00
Fax: (+402 1) 302 58 05
www.bancatiriac.ro

*) Merger in the first half of 2006

UniCredit Romania SA[1]
23–25, Ghetarilor
014106 Bucureşti
Tel.: (+402 1) 200 2000
Fax: (+402 1) 200 1002
www.unicredit.ro
BIC: UNCRROBU

Russia
Closed Joint Stock Company
International Moscow Bank[2]
Prechistenskaya nab. 9
119034 Moskwa
Tel.: (+ 7 095) 258 7258
Fax: (+ 7 095) 258 7272
A/CEE Desk
Michael Tawrowsky
Tel.: (+ 79 26) 148 60 86
www.imb.ru
BIC: IMBKRUMM

Serbia and Montenegro
HVB Bank Serbia and Montenegro, J.S.B., Belgrade
Rajićeva 27–29
11000 Beograd
Tel.: (+ 381 11) 3204 500
Fax: (+ 381 11) 3342 200
www.hvb.co.yu
BIC: BACXCSBG

Slovakia
HVB Bank Slovakia a.s.
Plynárenská 7/A
814 16 Bratislava 1
Tel.: (+ 421 2) 5969 1111
Fax: (+ 421 2) 5969 9406
www.hvb-bank.sk
BIC: BACXSKBA

Unibanka a.s.[1]
Šancova 1/A
813 33 Bratislava
Tel.: (+421 2) 4950 2112
Fax: (+421 2) 4950 3406
www.unibanka.sk
BIC: UNCRSKBX

Slovenia
Bank Austria Creditanstalt d.d.
Ljubljana
Šmartinska cesta 140
1000 Ljubljana
Tel.: (+ 386 1) 5876 600
Fax: (+ 386 1) 5876 552
www.ba-ca.si
BIC: BACXSI22

Ukraine
Joint Stock Commercial Bank
HVB Bank Ukraine[2]
14-A, Yaroslaviv val
01034 Kyiv
Tel.: (+ 380 44) 230 3300
Fax: (+ 380 44) 230 3391
www.hvb.com.ua
BIC: BACXUAUK

1) under management responsibility of UniCredit
2) under management responsibility of HVB

Other Countries


New York
México D.F.
São Paulo
Rio de Janeiro
Buenos Aires


Oslo
London
Brussels
Luxembourg
Paris
Munich
Zurich
Milan
Verona
Madrid
Istanbul
Athens
Tehran
Abu Dhabi
Mumbai
Beijing
Seoul
Tokyo
Hong Kong
Hanoi
Singapore
Johannesburg
Sydney

Register

Investor Relations

Investor Relations of Bank Austria Creditanstalt

Schottengasse 6 – 8, A-1010 Vienna, Austria	
Telephone from abroad: + 43 5 05 05-588 53	Telephone within Austria: 05 05 05-588 53
Fax from abroad: + 43 5 05 05-588 08	Fax within Austria: 05 05 05-588 08
e-mail: IR@ba-ca.com	Internet: http://ir.ba-ca.com
Gerhard Smoley Tel.: (+ 43) (0)5 05 05-588 03	e-mail: Gerhard.Smoley@ba-ca.com
Michael Bauer Tel.: (+ 43) (0)5 05 05-588 09	e-mail: Michael.Bauer@ba-ca.com

Ratings	Long-term	Subordinated liabilities	Short-term
Moody's 1)	**A2 3)**	**A3**	**P-1**
Standard & Poor's 2)	**A 4)**	**A–**	**A-1 4)**

1) Grandfathered debt remains rated Aa2, subordinated debt rating remains Aa3.
2) Grandfathered debt remains rated AA+, subordinated debt rating remains AA+.
3) Confirmed, outlook stable (4 Nov. 2005)
4) Upgrade, outlook negative (28 Oct. 2005)

Financial calendar

4 May 2006	**Annual General Meeting of Bank Austria Creditanstalt**	12 May 2006	**Dividend payment date**
9 May 2006	**Ex-dividend date**	12 September 2006	**Results for the first six months of 2006**
11 May 2006	**Results for the first three months of 2006**	14 November 2006	**Results for the first nine months of 2006**

All information is available electronically at http://ir.ba-ca.com

Published by

Bank Austria Creditanstalt AG
A-1010 Vienna, Schottengasse 6-8
A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone within Austria: 05 05 05-0; from abroad: (+ 43) 5 05 05-0
Fax within Austria: 05 05 05-56155; from abroad: (+ 43) 5 05 05-56155
Internet: www.ba-ca.com
e-mail: info@ba-ca.com
BIC: BKAUATWW
Austrian routing code: 12000
Austrian Register of Firms: FN 150714p
VAT registration number: ATU 51507409

Editor: Investor Relations

Photographs: Ursula Künstler and Franz Artmann (Managing Board), Terry Linke (Vienna Philharmonic Orchestra), Christian Horvath (musical instruments)

Graphics: Horvath, Leobendorf

Printed by: Gutenberg Druck GmbH, A-2700 Wr. Neustadt

The Annual Report is available from
Bank Austria Creditanstalt AG
Public Relations
P.O. Box 22.000
A-1011 Vienna, Austria
Telephone within Austria: 05 05 05-56148;
from abroad: + 43 5 05 05-56148 (telephone answering machine)
Fax within Austria: 05 05 05-56945; from abroad: + 43 5 05 05-56945
e-mail: pub@ba-ca.com

24h ServiceLine: within Austria: 05 05 05-25; from abroad: + 43 5 05 05-25

Notes

This report contains forward-looking statements relating to the future performance of Bank Austria Creditanstalt. These statements reflect estimates which we have made on the basis of all information available to us at present. Should the assumptions underlying forward-looking statements prove incorrect, or should risks – such as those mentioned in the risk report – materialise to an extent not anticipated, actual results may vary from those expected at present.

Market share data are based on the most recent information available at the editorial close of the Annual Report.

"Bank Austria Creditanstalt" (BA-CA) as used in this report refers to the group of consolidated companies. "Bank Austria Creditanstalt AG" as used in this report refers to the parent company.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded off.

Disclaimer

This edition of our Annual Report is prepared for the convenience of our English-speaking readers. It is based on the German original, which is the *authentic version and takes precedence in all legal aspects.*

Editorial close of this Annual Report

21 March 2006




Bank Austria
Creditanstalt
SEC MAIL PROCESSING
RECEIVED
APR 17 2006
WASH, D.C.
199
SECTION

Member of UniCredit Group

Bank Austria Creditanstalt AG
ISIN AT0000995006

Invitation

to the

Ordinary General Meeting 2006 of the Shareholders of Bank Austria Creditanstalt AG, Vienna

which will take place at
Austria Center Vienna, Bruno-Kreisky-Platz 1, A-1220 Vienna, Austria,
on Thursday, 4 May 2006, at 9.00 a.m.

Agenda:

1. Report of the Managing Board, presentation of the adopted financial statements and the management report and of the report of the Supervisory Board, as well as of the consolidated financial statements and the management report of the Group in accordance with IFRSs for the 2005 business year
2. Resolution regarding the appropriation of profits
3. Resolution approving the acts of the members of the Managing Board and of the Supervisory Board for the 2005 business year
4. Election of the auditors and Group auditors for the 2007 business year
5. Approval of the acquisition of the Company's own shares for the purpose of trading in securities pursuant to Section 65 (1) 7 of the Austrian Joint Stock Companies Act
6. Elections to the Supervisory Board
7. Amendments to the Bye-Laws in:

- Article 2: adding a reference to membership of UniCredit Group
- Article 15 (2) f: amendment for compliance with the Austrian Federal Act 2005 amending Austrian Company Law
- Article 16 (4) and (5): change in quorum for Supervisory Board meetings
- Article 20: attendance quorum for resolutions passed at General Meetings

Shareholders in Bank Austria Creditanstalt AG can attend this Meeting and exercise their voting rights only if they deposit their shares with Bank Austria Creditanstalt AG, with an Austrian notary public or at the head office of an Austrian bank during business hours

not later than Thursday, 27 April 2006,

and leave them there until the end of the Meeting.



Member of UniCredit Group

Depository abroad:

in Poland:
Bank BPH, Warsaw

Furthermore, this General Meeting may be attended by holders of registered shares only if they are registered as shareholders in the Company's share register. Depositing registered shares is not necessary.

Shares will be deemed to have been properly deposited if, with the approval of a depository appointed by the Company, they are held on its behalf in a blocked securities deposit with other banks until the end of the General Meeting.

The depositories are requested to send the list of deposited shares to Bank Austria Creditanstalt AG (by fax to 050505 58349 within Austria or +43 50505 58349 from outside Austria) on the last day on which shares may be deposited (any enquiries will be answered on tel. 050505 51514 for calls within Austria and tel. +43 50505 51514 for calls from outside Austria).

Any shareholder can authorise Mr Wilfried Köhler, notary public, to attend the General Meeting as the shareholder's proxy; the related costs will be borne by the Company. We ask shareholders who wish to use this service to call the above telephone number.

The motions regarding items 2 to 4 of the agenda, the Group's Annual Report 2005 with the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) and the management report of the Group, as well as the financial statements for 2005 together with the management report (pursuant to the Austrian Banking Act) of Bank Austria Creditanstalt AG, Vienna, the report of the Supervisory Board and the proposal for the appropriation of profits, will be available to the public at the information desks at the head offices in Am Hof 2, A-1010 Vienna, Austria, Schottengasse 6, A-1010 Vienna, Austria, and Vordere Zollamtsstrasse 13, A-1030 Vienna, Austria, as from Thursday, 6 April 2006. Furthermore, this information is also available in the Internet on the website of Bank Austria Creditanstalt AG at www.ba-ca.com → Investor Relations and will be available at the General Meeting. The motions regarding items 5, 6 and 7 of the agenda will, upon receipt, also be available at the information desks, in the Internet and at the General Meeting.

Bank Austria Creditanstalt AG

Vienna, April 2006

The Managing Board

This invitation is a public announcement within the meaning of Section 83 of the Austrian Stock Exchange Act.



Member of UniCredit Group

MOTIONS
at the Ordinary General Meeting of Bank Austria Creditanstalt AG
on 4 May 2006

On item 2 of the agenda:

"Resolution regarding the appropriation of profits"

A motion has been submitted that, in accordance with the proposal of the Managing Board, out of Bank Austria Creditanstalt AG's net profit of EUR 368.3 m available for distribution after movements in reserves and including the profit brought forward from the previous year, a dividend of EUR 2.50 per share entitled to a dividend be paid on the share capital of EUR 1,068,920,749.80 – i.e., on the basis of 147,031,740 shares, a total amount of EUR 367.6 m – and that the remaining amount of EUR 0.7 m be carried forward to new account.

In its meeting on 16 March 2006, the Supervisory Board approved the Managing Board's proposal.

On item 3 of the agenda:

"Resolution approving the acts of the Managing Board members and of the Supervisory Board members for the 2005 financial year"

A motion has been submitted that the acts of the Managing Board members and of the Supervisory Board members for the 2005 financial year be approved.

On item 4 of the agenda:

"Election of the auditors and Group auditors for the 2007 financial year"

A motion has been submitted that, in addition to the Auditing Board of the Austrian Savings Bank Auditing Association, Grimmelshausengasse 1, A-1030 Vienna, Austria, as bank auditors pursuant to Austrian law,

- KPMG Alpen-Treuhand GmbH
  Wirtschaftsprüfungs- und Steuerberatungsgesellschaft
  Kolingasse 19, A-1090 Vienna, Austria

be appointed as auditors and Group auditors for the 2007 financial year.

Bank Austria
Creditanstalt

Bank Austria Creditanstalt AG
ISIN AT0000995006

Proposal for the appropriation of profits

The profit available for distribution is determined on the basis of the separate financial statements of Bank Austria Creditanstalt AG, the Group's parent company. For the financial year beginning on 1 January 2005 and ending on 31 December 2005, Bank Austria Creditanstalt AG achieved net income of € 479.9 m. Of this amount, € 115.7 m was allocated to reserves. Profit brought forward from the previous year amounted to € 4.1 m. Thus the profit available for distribution was € 368.3 m. It is proposed that, subject to approval at the Annual General Meeting, a dividend of € 2.50 per share entitled to a dividend be paid on the share capital of € 1,068,920,749.80. On the basis of 147,031,740 shares, the dividend payout is € 367.6 m. It is also proposed that the remaining amount of € 0.7 m be carried forward to new account. Calculated on the basis of Group profits, the payout ratio rises from 36.7% to 38.1%.

In its meeting on 16 March 2006, the Supervisory Board approved the Managing Board's proposal for the appropriation of profits. The dividend will be paid from 12 May 2006 (payment date).

Bank Austria Creditanstalt AG
The Managing Board

Vienna, April 2006



Drucken

Ad hoc announcement pursuant to § 48d (1) BörseG

22.03.2006

Bank Austria Creditanstalt's full year results for 2005

Date of entry: 22/03/2006

Bank Austria Creditanstalt with the best results in its history:
- Net income before taxes reaches EUR 1.3 billion
- Consolidated net income up by 58% to EUR 964 million
- 4th quarter contains one-off costs of EUR 143 million
- CEE business segment: net income after taxes increases from EUR 282 to EUR 588 million
- Proposed dividend to rise from EUR 1.50 to EUR 2.50 per share

in EUR m	2005	2004*		Q4/05
Net interest income	2,611	2,441	7.0%	686
Losses on loans and advances	-495	-398	24.1%	-179
Net interest income after losses on loans and advances	2,117	2,042	3.6%	507
Net fee and commission income	1,458	1,233	18.2%	410
Net trading result	237	233	1.7%	51
General administrative expenses	-2,622	-2,479	5.8%	-705
Balance of other operating income and expenses	-48	-85	-43.4%	-27
Operating profit	1,142	944	20.9%	237
Net result from investments	282	-8		13
Amortisation of goodwill	-4	-75	-94.6%	-4
Extraordinary restructuring accrual	-108			-48
Balance of other income and expenses	-11	-2		-8
Net income before taxes	1,301	859	51.5%	190
Consolidated net income	964	609	58.3%	140

ROE before taxes	17.9%	13.3%
ROE after taxes	14.3%	10.1%
Cost/income ratio	61.6%	64.9%
Risk/earnings ratio	18.9%	16.3%

Assets in EUR m	31/12/05	31/12/04*	
Cash and balances with central banks	3,855	2,724	41.5%
Trading assets	17,665	18,575	-4.9%
Loans and advances to banks	26,384	23,995	10.0%
Loans and advances to customers	86,404	81,260	6.3%
- Loan loss provisions	-3,232	-3,305	-2.2%
Investments	18,172	17,316	4.9%
Property and equipment	1,097	1,122	-2.2%
Intangible assets	1,358	1,133	19.9%
Other assets	3,956	3,761	5.2%
Non-current assets classified as held for sale	3,221		
TOTAL ASSETS	**158,879**	**146,581**	**8.4%**

Liabilities in EUR m	31/12/05	31/12/04*	
Amounts owed to banks	44,279	39,927	10.9%
Amounts owed to customers	61,863	57,856	6.9%
Liabilities evidenced by certificates	22,703	19,617	15.7%
Trading liabilities	6,807	8,930	-23.8%
Provisions	4,753	4,000	18.8%
Other liabilities	3,671	4,063	-9.7%
Subordinated capital	5,400	5,291	-2.1%
non-current assets classified as held for sale**	1,884		
Shareholders' equity	7,521	6,898	9.0%
of which: minority interest	650	439	48.2
TOTAL LIABILITIES	**158,879**	**146,581**	**8.4%**

*)Comparative figures adjusted to amended and new IFRS rules
**) excluding Group-internal funding of € 1,037m

Next IR-date:
04 May 2006: Annual General Meeting

Enquiries:
Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com/

Share:

ISIN:	Listed:
AT0000995006	Vienna, prime market Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
AT0000248737	Vienna
XS0138439707	Luxembourg

Further stock exchanges where bonds are admitted to listing:
Vienna, Frankfurt, Paris, Amsterdam



Press Release

17.03.2006

CA IB creates Emerging Europe Real Estate Index (CA IB REX)

- **Certificates have been issued**
- **Record investments in the Emerging European real estate sector**

CA IB created a new index that reflects the enormous interest in the real estate sector for Emerging Europe investors from around the world: the CA IB Emerging Europe Real Estate Index (CA IB REX). Subsequently, CA IB issued an index certificate that offers a new and lucrative possibility to participate in this boom market. "Emerging Europe is the fastest growing real estate market within Europe. We have seen record capital inflows of approx. EUR 5bn into the region in 2005 - Turkey excepted - with approx. EUR 2bn being raised through IPOs. For 2006 we expect capital inflows to increase even further reaching a possible EUR 10bn in total transaction volume including capital markets' activities", said Fritz Schweiger, CEO of CA IB International Markets, the equity house of Bank Austria Creditanstalt (BA-CA).

Real estate expertise for Emerging Europe
CA IB has developed itself into a real estate expert on the Emerging European equity markets. Currently, CA IB is preparing for IPOs and capital increases within the sector at a total amount of several billion euros, with listings in Vienna, on AIM, in Warsaw and Istanbul. In Austria CA IB is busy placing the capital increase of Conwert Immobilien Invest AG in the function as a lead manager.

Moreover, CA IB's real estate experts will welcome a record number of international investors at the "CA IB Real Estate Conference" in London at the beginning of April. CA IB is proud to have the largest Emerging Europe real estate team within the City of London.

Certificate with 29 components
The certificate, which is listed on the Vienna Stock Exchange, is based on 29 real estate stocks from the entire region. The biggest country constituent of the index is currently represented by Austria (35%). However, Austria's country share is diminishing due to investors' increasing risk appetite reflected by capital being shifted to more market knowledgeable CEE 3 players and higher yielding real estate markets such as Ukraine.

Although lower risk profile real estate investors still hold the lion share in the index' activities breakdown at 58%, real estate hybrids' share (24%) is increasing. Real estate hybrids, which combine real estate development with real estate investment activities, build both on the yield convergence and on the construction boom investment case and are more likely to outperform in the short term given their operational mix.

CA IB's REX certificates are targeted to institutional investors at the moment. A corresponding product for private investors is in the pipeline. However, Schweiger neither anticipates an overheating of the market or a bubble on the horizon.

Turkey and Russia at the top
From a performance perspective, Turkey followed by Russia have been clear outperformers in 2005, rallying more than 100% since the inception of the index at the beginning of 2005. "Record capital flow into the EME Real Estate sector are likely to continue in 2006, exercising further pressure on yield convergence", explained Patrick Berger, equity research analyst at CA IB.
With the speed of convergence decelerating significantly in the CEE-3 region over the next two years, investment flows will look to relocate the yield convergence success story in less developed markets such as Turkey, Russia and Ukraine.

With supply of suitable quality investments still lagging significantly EU 15 levels, a regional development boom over the next years represents a longer term investment case for the sector. The biggest risk to the current bullish investment case is represented by sustainable higher bond yields, which could derail a sector that has rallyed massively globally in the last decade.

Enquiries: Bank Austria Creditanstalt International Press Relations
Veronika Fischer-Rief, Tel. +43 (0)5 05 05-82833
E-Mail: veronika.fischer-rief@ba-ca.com



Drucken

Ad hoc announcement pursuant to § 48d (1) BörseG

14.03.2006

Shareholders' agreement on BA-CA's role within UniCredit Group to be submitted to the competent bodies of the respective parties

- BA-CA will become CEE sub-holding company within UniCredit Group
- BA-CA responsible for a market with more than 300 million people in 24 countries
- Capital base and profit potential increase significantly
- All necessary infra-group transactions will be at arm's length

A shareholders' agreement on the future role of Bank Austria Creditanstalt ("BA-CA") within UniCredit Group is going to be reached soon on the basis of the outcome of the negotiations held between UniCredito Italiano S.p.A. ("UniCredit"), Bayerische Hypovereinsbank A.G. ("HVB"), BA-CA, Privatstiftung zur Verwaltung von Anteilsrechten ("AVZ", an Austrian private foundation) and the Betriebsratsfonds ("BR Funds", the Workers Council Fund). According to such agreement, which will be submitted to the competent bodies of the respective parties, BA-CA will become the sub-holding company for operations in Central and Eastern Europe (CEE) within UniCredit Group.

The agreement will provide for a replacement of the so-called "Basis Agreement", which includes the "Bank of the Regions Agreement". These agreements were concluded in 2000 and contain rules concerning BA-CA's functions within HVB Group. Following the deal between HVB Group and UniCredit Group in 2005, the shareholders are now going to define the future role of BA-CA within UniCredit Group in a new agreement. The contract period is 10 years.

Here are details of the agreement:

- BA-CA will perform the sub-holding company function for operations in CEE. It will manage, within UniCredit Group guidelines, the Group's banking network in this region, excluding Poland, which will be directly managed by UniCredit. The responsibility for Turkey is subject to further considerations.
- BA-CA will take over the banking subsidiaries and branches of UniCredit and of HypoVereinsbank in this region.
- UniCredit Group is working on the future structure of its worldwide investment banking activities. It is envisaged that the Group's operations in this area would be bundled to further enhance their position in the market. If BA-CA's investment banking business is integrated in a newly created investment banking unit of the Group, BA-CA will have a share in the net profit generated by this unit.
- UniCredit Group's asset management activities will be combined. For this reason BA-CA will transfer its two subsidiaries Capital Invest and Asset Management (AMG) to the Group's asset management unit.
- UniCredit Group creates clear, transparent structures with a clear allocation of management responsibility. The shareholders have agreed that the Austrian business may be transferred to a separate bank for Austria – a wholly-owned subsidiary of BA-CA – after the year end following the fifth anniversary of the Agreement, maintaining the employment conditions of the transferred employees. The group wants to further improve its position on the Austrian market. Austria is a core market of UniCredit Group.
- To maintain BA-CA's status as an Austrian bank, the rights of Betriebsratsfonds and AVZ-Stiftung – i.e. the private foundation from which BA-CA emerged – as defined in BA-CA's By-laws will remain effective as long as the guarantee issued by AVZ-Stiftung and the Municipality of Vienna on BA-CA's liabilities exist.
- The parties to the Agreement will reflect the new ownership situation of BA-CA in its Supervisory Board, while ensuring the representation of two members upon proposal of AVZ until the tenth anniversary of the Agreement, and of one member thereafter for the duration of the guarantee issued by AVZ on all liabilities of BA-CA. The election of the new Supervisory Board will be part of the agenda of the next ordinary general meeting of BA-CA, which is currently scheduled to take place in May 2006.

Enquiries:

Gerhard Smoley
Investor Relations Bank Austria Creditanstalt
phone: +43 (0) 50505 - 58853
e-mail: Gerhard.Smoley@ba-ca.com

Issuer:
Bank Austria Creditanstalt AG
Am Hof 2, 1010 Vienna, Austria
e-mail: IR@ba-ca.com
Internet: http://ir.ba-ca.com

Share:

ISIN:	Listed:
AT0000995006	Vienna, prime market
	Warsaw, main market

Largest bonds by volume issued:

ISIN:	Stock exchanges:
AT0000248737	Vienna
XS0138439707	Luxembourg

Further stock exchanges where bonds are admitted to listing: Vienna, Frankfurt, Paris, Amsterdam.



Member of UniCredit Group

BA-CA Investor Relations Release

Gerhard Smoley ☎ +43 (0) 50505 58803
Michael Bauer ☎ +43 (0) 50505 58809

Vienna, 14 March 2006

Shareholders' agreement on BA-CA's role within UniCredit Group, to be submitted to the competent bodies of the respective parties

- **BA-CA will become CEE sub-holding company within UniCredit Group**
- **BA-CA responsible for a market with more than 300 million people in 24 countries**
- **Capital base and profit potential increase significantly**
- **All necessary intra-group transactions will be at arm's length**

A shareholders' agreement on the future role of Bank Austria Creditanstalt ("BA-CA") within UniCredit Group is going to be reached soon on the basis of the outcome of the negotiations held between UniCredito Italiano S.p.A. ("UniCredit"), Bayerische Hypovereinsbank A.G. ("HVB"), BA-CA, Privatstiftung zur Verwaltung ("AVZ", an Austrian private foundation) and the Betriebsratsfonds ("BR Funds", the Workers Council Fund). According to such agreement, which will be submitted to the competent bodies of the respective parties, BA-CA will become the sub-holding company for operations in Central and Eastern Europe (CEE) within UniCredit Group. BA-CA will be responsible for a market comprising more than 300 million people in 24 countries; BA-CA's market has so far comprised 12 countries with 100 million inhabitants.

"The new UniCredit Group is the first truly European bank. As sub-holding company for operations in the CEE region, BA-CA will play an important role in our European group. We are market leader in this growth region. Our plans envisage that BA-CA should expand its position in these markets and in Austria, making full use of opportunities for growth," says Alessandro Profumo, CEO of UniCredit Group.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com

Erich Hampel, CEO of BA-CA: "BA-CA's position becomes significantly stronger: we are responsible for one of the major growth regions in the world. This will enable us to benefit from enormous opportunities. Moreover, our capital base will rise considerably and our profit potential will increase significantly. So, we have potential for growth in the market and we also have the required financial strength. I think this is a guarantee for growth."

The agreement will provide for a replacement of the so-called "Basis Agreement", which includes the "Bank of the Regions Agreement". These agreements were concluded in 2000 and contain rules concerning BA-CA's functions within HVB Group. Following the deal between HVB Group and UniCredit Group in 2005, the shareholders are now going to define the future role of BA-CA within UniCredit Group in a new agreement. The contract period is 10 years.

Here are details of the agreement:

- BA-CA will perform the sub-holding company function for operations in CEE. It will manage, within UniCredit Group guidelines, the Group's banking network in this region, excluding Poland, which will be directly managed by UniCredit. The responsibility for Turkey is subject to further considerations.
- BA-CA will take over the banking subsidiaries and branches of UniCredit and of HypoVereinsbank in this region.
- UniCredit Group is working on the future structure of its worldwide investment banking activities. It is envisaged that the Group's operations in this area would be bundled to further enhance their position in the market. If BA-CA's investment banking business is integrated in a newly created investment banking unit of the Group, BA-CA will have a share in the net profit generated by this unit.
- UniCredit Group's asset management activities will be combined. For this reason BA-CA will transfer its two subsidiaries Capital Invest and Asset Management (AMG) to the Group's asset management unit.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com



Member of UniCredit Group

- UniCredit Group creates clear, transparent structures with a clear allocation of management responsibility. The shareholders have agreed that the Austrian business may be transferred to a separate bank for Austria – a wholly-owned subsidiary of BA-CA – after the year end following the fifth anniversary of the Agreement, maintaining the employment conditions of the transferred employees. The group wants to further improve its position on the Austrian market. Austria is a core market of UniCredit Group.
- To maintain BA-CA's status as an Austrian bank, the rights of Betriebsratsfonds and AVZ-Stiftung – i.e. the private foundation from which BA-CA emerged – as defined in BA-CA's By-laws will remain effective as long as the guarantee issued by AVZ-Stiftung and the Municipality of Vienna on BA-CA's liabilities exist.
- The parties to the Agreement will reflect the new ownership situation of BA-CA in its Supervisory Board, while ensuring the representation of two members upon proposal of AVZ until the tenth anniversary of the Agreement, and of one member thereafter for the duration of the guarantee issued by AVZ on all liabilities of BA-CA. The election of the new Supervisory Board will be part of the agenda of the next ordinary general meeting of BA-CA, which is currently scheduled to take place in May 2006.

Bank Austria Creditanstalt AG
Investor Relations
Schottengasse 6-8
1010 Vienna, Austria

Telephone: +43 (0)5 05 05 58853
Fax: +43 (0)5 05 05 58808
mailto:ir@ba-ca.com
http://ir.ba-ca.com



Drucken

Press Release

30.03.2006

CA IB at the top of important research rankings

- **Awards from Institutional Investor and AQ Research**
- **Top rankings for Hungary, Poland and Turkey**

CA IB once more has been awarded for its research capabilities by leading industry magazines. Institutional Investor as well as AQ Research named CA IB best research providers in Hungary and Poland. Furthermore, the outstanding winner of AQ Research's Turkish small cap survey is an employee of CA IB.

Institutional Investor conducts its survey "The Emerging Markets Research Team" annually. Based on the opinions of fund managers active in the region, it is considered as an important and independent indicator for research quality.

AQ Research issues its Research Yearbooks on various markets, offering an in-depth valuation of the performances of research teams and individual analysts. Therefore it delivers an unparalleled measurement for the industry. The rankings are a result of highest average recommendation scores and hit rates of analysis from Katalin Dani and Robert Rèthy (Hungary), Marcin Jablczynski (Poland) and Hanzade Kilickiran (Turkish small caps).

"We are proud that our aims to be the leaders in our core market are being underlined by independent surveys. The long-term commitment of CA IB to this part of Europe and the high quality standard and accurate analysis of our research teams are being proven by this survey", says Mark Robinson, Chief Strategist and Head of Research of CA IB International Markets.

About CA IB
CA IB is the investment banking arm of Bank Austria Creditanstalt, and ultimately UniCredit's investment banking network for Emerging Europe. Fully dedicated to the growth markets from Hungary to Turkey and from Russia to Bulgaria, CA IB holds a leading position in M&A advisory, equity capital markets, merchant banking, equity sales, equity trading and research. CA IB also is the dominant player in investment banking in Austria.

CA IB with hubs in London and Vienna has a closely connected network with offices in 13 countries in the region and a distribution site in New York.

Enquiries: Bank Austria Creditanstalt International Press Relations
Veronika Fischer-Rief, Tel. +43 (0)5 05 05-82833
E-Mail: veronika.fischer-rief@ba-ca.com



Press Release

29.03.2006

BA-CA / wiiw study:
The new European tigers

Over the past decade, productivity has increased faster in CEE than in any other of the world's major regions, except for China.

The NMS countries do particularly well in terms of productivity growth, and they are increasingly competing on high quality.

Western Europe will retain its competitive advantages in business services, while CEE will further strengthen its position as a strong basis for industrial activities, especially in engineering including the automotive industry and machinery.

Over the last decade, the CEE countries have gained a strong competitive position in a global comparison. This is reflected in a strong growth performance and narrowing trade deficits. The GDP of the new EU member states (NMS) is now more than 50% higher than it was 10 years ago. Their foreign trade deficits decreased from an average 7% of GDP to less than 3% between 1999 and 2005. This decrease reflects substantial gains in productivity: over the past decade, the NMS increased productivity by an average 4% per year (measured by per capita GDP) compared with only 2% for the EU 15 and 3% for the Asian tiger economies [1].

However, the story is not only about productivity: A study commissioned by Bank Austria Creditanstalt (BA-CA) and conducted by The Vienna Institute for International Economic Studies (wiiw) shows that the NMS have moved rapidly in changing the composition of industrial production and exports in the direction of a strong proportion of medium-high tech industries, i.e. industries with a higher technology and know-how content. It is especially in these industries - largely engineering industries including transport equipment - that they have developed strong positions, often in the context of cross-border production networks in which transnational companies from the old EU member states play an important role.

The excellent performance in the medium-high tech area is mainly supported by four countries: Slovakia, Hungary, the Czech Republic and Poland. On the other hand, when looking at the 'low tech' industry grouping, Romania did extremely well in this ten-year period in terms of both market share gains and product quality upgrading. Among the countries in the high-tech industry group, Hungary and the Czech Republic also achieved strong market share improvements.

The NMS have gained market share and price-setting power by increasing productivity and moving towards the high end of production: in the 1990s, the NMS and the candidate countries sold their export products on the EU-15 markets at substantially lower prices compared with the average EU-15 imports of the same goods; only China competed at even lower prices. In the more recent past, since 2002, the price discount has shrunk quite dramatically from over 20% to less than 10% (for China it remained at close to 30%).

"In the medium-high tech industries, such as the automotive industry, the NMS gained markets and price-setting power faster than anyone else", says Marianne Kager, Chief Economist of Bank Austria Creditanstalt (BA-CA). "In this segment, they clearly outpace the Asian tiger countries of the first wave and the second wave, as well as China and India", she adds.

CEE is likely to go further in this direction. The more advanced Western European economies will probably maintain a comparative advantage in business services. CEE will further strengthen its positions as a basis for industrial activities by deepening specialisation and by competing on quality.

FDI plays a major role in this development, which is supported by good business-related infrastructure. The gap between the NMS and the most advanced countries is surprisingly small in terms of infrastructure (human resources, telecommunications), the ease of doing business (time required for starting a business, exporting) and economic freedom.

This rather strong performance of the NMS is not yet fully matched by an equally strong performance in institutions guaranteeing a reliable and sound business environment. "More needs to be done here", says Julia Wörz, trade economist at the wiiw. "The European integration process will promote the performance of the NMS and the candidate countries in this respect in the near future", she adds.

Quite generally, the candidate countries (Croatia, Bulgaria, Romania) rank lower in all aspects of competitiveness. This means that they have to defend their positions more intensively against competition from the second tier of Asian tiger countries and emerging market economies such as Turkey and Mexico. The two giant emerging markets China and India still have a long way to go to catch up in infrastructure and business environment indicators, while they show strong cost competitiveness in production as well as structural shifts to higher value-added production.

Charts

1) Tiger 1 countries = Hong Kong, Korea, Singapore
Tiger 2 countries = Indonesia, Malaysia, Philippines, Thailand

Enquiries:
Bank Austria Creditanstalt, International Press Relations
Edith Holzer, edith.holzer@ba-ca.com, phone: +43-50505-57126



Press Release

22.03.2006

BA-CA results for the 2005 financial year: Best results in the history of Bank Austria Creditanstalt

- **Net income before taxes reached EUR 1.3 billion**
- **Profit after taxes rose by 58 per cent to EUR 964 million**
- **Profit after taxes in CEE business segment up from EUR 282 million to EUR 588 million**

In 2005 the Bank Austria Creditanstalt Group (BA-CA) achieved record results. Net income before taxes and minority interests rose by 51.5 per cent to EUR 1.3 billion (2004: EUR 859 million). BA-CA thus achieved the target which it had revised upward during the year from EUR 1.1 billion to EUR 1.3 billion. Net income after taxes and minority interests increased by 58.3 per cent to EUR 964 million (2004: EUR 609 million).

BA-CA's CEO Erich Hampel: "2005 was the most successful year in the history of Bank Austria Creditanstalt – and this history goes back to 1855. Net income before taxes exceeded the EUR 1 billion mark for the first time. This is the largest profit ever achieved by a bank in Austria. It is the result of three factors: an ideal strategy, above-average commitment of our staff, and the confidence placed in us by our customers and shareholders."

The high quality of the results achieved can be seen in the significant increase in operating profit, which rose by 20.9 per cent to EUR 1,142 million (2004: EUR 944 million). Business in Central and Eastern Europe (CEE) made a significant contribution to this strong increase: the CEE business segment generated 54 per cent of the BA-CA Group's net income and is the business segment with the largest contribution to profits and the highest creation of value.

Hampel: "Over the past five years BA-CA has changed considerably. We have developed from an international lightweight into a regional heavyweight with the effect that we now earn more than twice as much as five years ago. Today, we concentrate fully on our core markets in Austria and Central and Eastern Europe, and we are among the top international banks in these markets."

Changes in BA-CA's network in Central and Eastern Europe
As a result of the business combination between UniCredit Group and HVB Group, BA-CA will play an even more important role in CEE business in the future: BA-CA will remain in charge of Central and Eastern Europe – but in an even larger network. Erich Hampel: "We will be the spearhead of the Group in CEE. We see further opportunities for expansion particularly in Russia and in the CIS countries, a market of over 150 million people and with growth rates in banking business of over 20 per cent."

UniCredit and HypoVereinsbank will transfer the following banks to BA-CA: Bulbank in Bulgaria, UniCredit Zagrebacka Banka in Bosnia and Herzegovina, Zagrebacka Banka in Croatia, Zivnostenska Banka in the Czech Republic, International Moscow Bank in Russia, HVB Bank in Latvia and the HVB branches in Estonia and Lithuania, UniBanka in Slovakia and UniCredit Romania in Romania. The transfers of the units in Turkey is subject to further consideration. Banking activities in Poland will be directly managed by UniCredit.

In addition, BA-CA will be responsible for business development in the following countries: Albania, Armenia, Azerbaijan, Belarus, Cyprus, Georgia, Greece, Kazakhstan and Moldova.

This will have the following effect on key figures of BA-CA in Central and Eastern Europe: in future, BA-CA will be responsible for 24 countries instead of 12. The market will increase from about 100 million inhabitants to over 300 million inhabitants. After the transfer of the equity interests, total assets – not including Turkey – based on current projections will increase from EUR 37.4 billion to EUR 39 billion. The number of employees will rise slightly from 20,200 to 20,500 and the number of branches will decline slightly from 1,180 to 1,060.

Higher dividend
At the Annual General Meeting the Managing Board of Bank Austria Creditanstalt will propose raising the dividend from EUR 1.50 to EUR 2.50 per share in line with the bank's excellent results. This corresponds to a payout ratio of about 38 per cent.

Stronger capital base
In 2005, shareholders' equity of Bank Austria Creditanstalt increased by nine per cent to EUR 7.5 billion (2004: EUR 6.9 billion). This makes BA-CA the bank with by the far the strongest capital base in Austria. CEO Erich Hampel, "BA-CA's strong capital base offers our customers a very high degree of security. At the same time we have sufficient capital at our disposal for future expansion." The Tier 1 capital ratio is 8.3 per cent. BA-CA's Tier 1 capital ratio thus exceeds the legal requirement of 4 per cent by more than 100 per cent.

Despite further growth in shareholders' equity, the return on equity before taxes (ROE) increased to 17.9 per cent (2004: 13.3 per cent). The ROE after taxes rose to 14.3 per cent (2004: 10.1 per cent). CEO Erich Hampel: "This is a good value. We have thus met our target, which we communicated to the market, ahead of time."

The BA-CA share continued to develop well in 2005. With an increase of 41.3 per cent, the BA-CA share price outperformed the DJ EuroStoxx / Banks benchmark, which rose by 26.5 per cent. Earnings per share were EUR 6.56 (2004: EUR 4.14). On 16 March 2006 the bank's market capitalisation was EUR 16.2 billion.

Items in the income statement
BA-CA's net interest income was EUR 2,611 million, an increase of 7.0 per cent over the previous year (2004: EUR 2,441 million). The net charge for losses on loans and advances rose by 24.1 per cent to EUR 495 million (2004: EUR 398 million). Net interest income after losses on loans and advances thus rose by 3.6 per cent to EUR 2,117 million (2004: EUR 2,042 million).

Net fee and commission income developed well. It increased by 18.2 per cent over the previous year to EUR 1,458 million (2004: EUR 1,233 million). The net trading result was EUR 237 million, up by 1.7 per cent over the previous year (2004: EUR 233 million). General administrative expenses increased by 5.8 per cent to EUR 2,622 million (2004: EUR 2,479 million) as a result of exchange rate effects and changes in the group of consolidated companies.

The net result from investments was EUR 282 million (2004: a net loss of EUR 8 million). This figure reflects a gain of EUR 130 million on the sale of shares in Investkredit and effects amounting to EUR 123 million in connection with the acquisition of Banca Tiriac in Romania, which was effected by way of an exchange of shares. Provisions of EUR 203 million made in the 2005 balance sheet related to the restructuring of the SMEs business segment, the increase in loan loss provisions in the Private Customers business segment, and investment in infrastructure and costs of integration for the planned mergers in CEE. On balance, special effects were EUR 51 million in 2005.

BA-CA´s net income before taxes reached EUR 1,301 million, an increase of 51.5 per cent over the previous year (2004: EUR 859 million). Net income after taxes and minority interests rose by 58.3 per cent to EUR 964 million (2004: EUR 609 million).

The following key financial data have been calculated on the basis of these results:

- The return on equity before taxes (ROE) rose to 17.9 per cent (2004: 13.3 per cent).
- The ROE after taxes increased to 14.3 per cent (2004: 10.1 per cent)
- The cost/income ratio improved significantly to 61.6 per cent (2004: 64.9 per cent).
- Earnings per share rose to EUR 6.56 (2004: EUR 4.14).
- The Tier 1 capital ratio was 8.3 per cent (2004: 7.9 per cent).

Bank Austria Creditanstalt's business segment results
BA-CA divides its results into five business segments: Central and Eastern Europe (CEE), Private Customers Austria, SMEs Austria, Large Corporates and Real Estate, and International Markets. The bank also shows results for its Corporate Center.

Austria and the region of **Central and Eastern Europe** (CEE) are the core markets of Bank Austria Creditanstalt. The bank's expansion made further progress in 2005. Through the acquisition of Hebros Bank in Bulgaria, Banca Tiriac in Romania and Nova banjalucka banka in Bosnia it extended its branch network further.

In 2005 business in the CEE region developed excellently: BA-CA's banking subsidiaries significantly increased their combined net income before taxes to EUR 650 million (2004: EUR 486 million). After consolidation effects, net income after taxes in the **CEE business segment** was EUR 588 million after EUR 282 million in 2004, an increase of 108 per cent. The ROE after taxes reached 27.9 per cent (2004: 16.7 per cent). The cost/income ratio declined from 58.1 per cent in 2004 to 54.0 percent.

The **Private Customers Austria** segment generated net income after taxes of EUR 73 million (2004: EUR 119 million). The decrease of 39 per cent is due solely to an increase of the provisioning charge related to the implementation of more sophisticated risk identification methods. Sustainable income (net interest income plus net income from commissions and fees) grew significantly. Adjusted for the effect of the above-mentioned increase of the provisioning charge, net income after taxes rose by 46 per cent from EUR 119 million to EUR 174 million, due primarily to the customer service initiative and the reorganisation of settlement activities. In November 2004, back-office activities and the processing of payment transactions were outsourced into separate companies and then combined within BA-CA Administration Services in October 2005. The idea behind this move was to separate front-office operations from back-office and settlement activities. BA-CA intends to further sharpen the focus on relationship management and advisory services in the branches. The most recent number of customers shows that this strategy is successful: the bank won about 20,000 new customers in Austria in 2005. Today Bank Austria Creditanstalt serves about 1.85 million customers in almost 400 branches in Austria. The return on equity after taxes in the business segment was 7.9 per cent (2004: 15.2 percent). The cost/income ratio fell to 73.4 percent (2004: 79.3 per cent).

The **SMEs Austria** segment improved its operating profit, which increased significantly from EUR 13 million to EUR 91 million. As announced previously, BA-CA started an extensive work programme in 2005 to enhance profitability in the business segment on a sustainable basis. The objective is to generate at least the cost of capital by 2007 (the cost of capital is between 8 per cent and 9 per cent). The work programme includes optimising the entire process chain in business with small and medium-sized companies. BA-CA has already implemented an important objective by establishing BA-CA Administration Services, a company in which the bank's entire back-office and settlement activities, including those for the SMEs segment, were combined in 2005. A provision of EUR 90 million was made for restructuring costs relating to the reorganisation and process adjustments of the SMEs business segment. As a result, the business segment recorded net income after taxes of EUR 1 million (2004: EUR 9 million). The return on equity after taxes was 0.1 per cent (2004: 1.0 per cent). The cost/income ratio was 65.6 per cent (2004: 64.4 per cent).

In the **Large Corporates and Real Estate segment**, net income after taxes was EUR 315 million, 60 per cent higher than in the previous year (2004: EUR 196 million). The result of this segment reflects most of the gains on the sale of shares in Investkredit. Adjusted for this one-off effect, net income improved by 27 per cent. The return on equity after taxes reached 22.1 per cent (2004: 13.0 per cent). At 46.5 per cent, the cost/income ratio remained at the low level of the previous year (2004: 46.4 per cent).

The **International Markets** segment generated net income after taxes of EUR 126 million, an increase of 44 per cent over the previous year (2004: EUR 87 million). The return on equity after taxes was 58.4 per cent (2004: 41.1 per cent). The cost/income ratio was 57.3 per cent (2004: 55.2 per cent).

Costs primarily related to Group functions, which cannot be attributed directly to any one business segment, are recorded in the Corporate Center. BA-CA's Corporate Center evidenced a net loss after taxes of EUR 28 million (2004: a net loss of EUR 24 million).

Inclusion of results in the business segments of HVB Group

Net income before taxes in the amount of EUR 1,301 million achieved by BA-CA in 2005 is included in HVB Group's business segment results in the following way: additional amortisation of goodwill, calculated refinancing costs, one-off effects and other consolidation effects are deducted from the amount of EUR 1,301 million. The remaining amount of EUR 1,179 million is apportioned to HVB Group's business segments: EUR 1,113 million to the Austria and CEE segment, EUR 138 million to Corporates & Markets, and minus EUR 72 million to Other Items.

Balance Sheet

As at 31 December 2005, Bank Austria Creditanstalt's total assets amounted to EUR 158.9 billion, an increase of 8.4 per cent over the year-end 2004 figure (31 December 2004: EUR 146.6 billion) mainly due to significant growth in customer business.

On the assets side of the balance sheet, loans and advances to, and placements with, banks increased by 10 per cent to EUR 26.4 billion. Loans and advances to customers rose by 6.3 per cent to EUR 86.4 billion (2004: EUR 81.3 billion). Trading assets fell by 4.9 per cent to EUR 17.7 billion (2004: EUR 18.6 billion). Investments rose by 4.9 per cent to EUR 18.2 billion (2004: EUR 17.3 billion).

On the liabilities side, amounts owed to banks increased by 10.9 per cent to EUR 44.3 billion (2004: EUR 39.9 billion). Amounts owed to customers rose by 6.9 per cent to EUR 61.9 billion (2004: EUR 57.9 billion). Liabilities evidenced by certificates increased by 15.7 per cent to EUR 22.7 billion (2004: EUR 19.6 billion). Trading liabilities fell by 23.8 per cent to EUR 6.8 billion (2004: EUR 8.9 billion). Shareholders' equity grew by EUR 623 million or 9 per cent to EUR 7.5 billion (2004: EUR 6.9 billion).

Staff numbers in the BA-CA Group totalled 31,792 at 31 December 2005, an increase of 2,601 over the previous year (31 December 2004: 29,191 employees).

Outlook for 2006

In the 2006 financial year the group of consolidated companies of BA-CA will change as a result of the bank's integration into UniCredit Group. The dates of the individual transfers of equity interests have not yet been fixed. Therefore the full effects of these transfers cannot yet be estimated and thus BA-CA is at present unable to set an earnings target for 2006. Based on internal calculations, BA-CA expects to further increase its net income before taxes as it continues to see strong earnings potential in the growth region of Central and Eastern Europe. BA-CA's CEO Erich Hampel, "I see our new role within UniCredit Group as a guarantee for growth, which also applies to our results."

Note: In order to make a comparison possible, figures for the 2004 financial year were adjusted to reflect changes in IFRS standards. They do not, therefore, correspond to published figures.

Enquiries: Bank Austria Creditanstalt Press Relations
Martin Hehemann, tel.: +43 (0)5 05 05 57007, e-mail: martin.hehemann@ba-ca.com
Peter N. Thier, tel.: +43 (0)5 05 05 52371, e-mail: peter.thier@ba-ca.com

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2005

	2005	2004	Change	Change
	in EUR m	in EUR m	in EUR m	in %
Net interest income	2,611	2,441	170	7.0
Losses on loans and advances	-495	-398	-96	24.1
Net interest income after losses on loans and advances	2,117	2,042	74	3.6
Net fee and commission income	1,458	1,233	225	18.2
Net trading result	237	233	4	1.7
General administrative expenses	-2,622	-2,479	-143	5.8
Balance of other operating income and expenses	-48	-85	37	-43.4
Operating profit	**1,142**	**944**	**197**	**20.9**
Net result from investments	282	-8	290	> 100
Amortisation of goodwill	-4	-75	71	-94.6
Allocation to provisions for restructuring costs	-108	-	-108	
Balance of other income and expenses	-11	-2	-8	> 100
Net income before taxes	**1,301**	**859**	**443**	**51.5**
Taxes on income	-226	-188	-38	20.0

Net income	1,075	671	405	60.4
Minority interests	-111	-61	-50	80.5
Net income after taxes and minority interests	**964**	**609**	**355**	**58.3**

Income statement of the Bank Austria Creditanstalt Group by quarter

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
	in EUR m	in EUR m	in EUR m	in EUR m	in EUR m
Net interest income	686	644	686	596	647
Losses on loans and advances	-179	-108	-98	-110	-89
Net interest income after losses on loans and advances	507	536	588	486	558
Net fee and commission income	410	381	336	330	301
Net trading result	51	68	39	79	88
General administrative expenses	-705	-646	-637	-634	-644
Balance of other operating income and expenses	-27	-7	1	-15	-57
Operating profit	**237**	**332**	**328**	**245**	**246**
Net result from investments	13	229	5	35	-17
Amortisation of goodwill	-4	0	0	-0	-22
Allocation to provisions for restructuring costs	-48	-60	0	-0	0
Balance of other income and expenses	-8	-1	-2	-0	-3
Net income before taxes	**190**	**500**	**331**	**280**	**204**
Taxes on income	-18	-92	-63	-53	-23
Net income	**172**	**409**	**268**	**227**	**181**
Minority interests	-32	-38	-21	-20	-14
Net income after taxes and minority interests	**140**	**371**	**246**	**207**	**167**

Segment reporting

Charts

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2005

Assets	31 Dec. 2005	31 Dec. 2004	Change	Change
	in EUR m	in EUR m	in EUR m	in %
Cash and balances with central banks	3,855	2,724	1,131	41.5
Trading assets	17,665	18,575	-910	-4.9
Loans and advances to, and placements with, banks	26,384	23,995	2,389	10.0

Loans and advances to customers	86,404	81,260	5,144	6.3
- Loan loss provisions	-3,232	-3,305	73	-2.2
Investments	18,172	17,316	855	4.9
Property and equipment	1,097	1,122	-25	-2.2
Intangible assets	1,358	1,133	225	19.9
Other assets	3,956	3,761	195	5.2
Non-current assets classified as held for sale	3,221			
Total assets	**158,879**	**146,581**	**12,298**	**8.4**

Liabilities and shareholders´ equity	**31 Dec. 2005**	**31 Dec. 2004**	**Change**	**Change**
	in EUR m	**in EUR m**	**in EUR m**	**in %**
Amounts owed to banks	44,279	39,927	4,352	10.9
Amounts owed to customers	61,863	57,856	4,008	6.9
Liabilities evidenced by certificates	22,703	19,617	3,086	15.7
Trading liabilities	6,807	8,930	-2,123	-23.8
Provisions	4,753	4,000	753	18.8
Other liabilities	3,671	4,063	-392	-9.7
Subordinated capital	5,400	5,291	109	2.1
Liabilities directly associated with non-current assets classified as held for sale*)	1,884			
Shareholders´ equity	7,521	6,898	623	9.0
of which: minority interests	650	439	211	48.2
Total liabilities and shareholders´ equity	**158,879**	**146,581**	**12,298**	**8.4**

*) Excluding Group-internal funding of EUR 1,037 million



Press Release

17.03.2006

CA IB creates Emerging Europe Real Estate Index (CA IB REX)

- **Certificates have been issued**
- **Record investments in the Emerging European real estate sector**

CA IB created a new index that reflects the enormous interest in the real estate sector for Emerging Europe investors from around the world: the CA IB Emerging Europe Real Estate Index (CA IB REX). Subsequently, CA IB issued an index certificate that offers a new and lucrative possibility to participate in this boom market. "Emerging Europe is the fastest growing real estate market within Europe. We have seen record capital inflows of approx. EUR 5bn into the region in 2005 – Turkey excepted - with approx. EUR 2bn being raised through IPOs. For 2006 we expect capital inflows to increase even further reaching a possible EUR 10bn in total transaction volume including capital markets' activities", said Fritz Schweiger, CEO of CA IB International Markets, the equity house of Bank Austria Creditanstalt (BA-CA).

Real estate expertise for Emerging Europe
CA IB has developed itself into a real estate expert on the Emerging European equity markets. Currently, CA IB is preparing for IPOs and capital increases within the sector at a total amount of several billion euros, with listings in Vienna, on AIM, in Warsaw and Istanbul. In Austria CA IB is busy placing the capital increase of Conwert Immobilien Invest AG in the function as a lead manager.

Moreover, CA IB's real estate experts will welcome a record number of international investors at the "CA IB Real Estate Conference" in London at the beginning of April. CA IB is proud to have the largest Emerging Europe real estate team within the City of London.

Certificate with 29 components
The certificate, which is listed on the Vienna Stock Exchange, is based on 29 real estate stocks from the entire region. The biggest country constituent of the index is currently represented by Austria (35%). However, Austria's country share is diminishing due to investors' increasing risk appetite reflected by capital being shifted to more market knowledgeable CEE 3 players and higher yielding real estate markets such as Ukraine.

Although lower risk profile real estate investors still hold the lion share in the index' activities breakdown at 58%, real estate hybrids' share (24%) is increasing. Real estate hybrids, which combine real estate development with real estate investment activities, build both on the yield convergence and on the construction boom investment case and are more likely to outperform in the short term given their operational mix.

CA IB's REX certificates are targeted to institutional investors at the moment. A corresponding product for private investors is in the pipeline. However, Schweiger neither anticipates an overheating of the market or a bubble on the horizon.

Turkey and Russia at the top
From a performance perspective, Turkey followed by Russia have been clear outperformers in 2005, rallying more than 100% since the inception of the index at the beginning of 2005. "Record capital flow into the EME Real Estate sector are likely to continue in 2006, exercising further pressure on yield convergence", explained Patrick Berger, equity research analyst at CA IB.
With the speed of convergence decelerating significantly in the CEE-3 region over the next two years, investment flows will look to relocate the yield convergence success story in less developed markets such as Turkey, Russia and Ukraine.

With supply of suitable quality investments still lagging significantly EU 15 levels, a regional development boom over the next years represents a longer term investment case for the sector. The biggest risk to the current bullish investment case is represented by sustainable higher bond yields, which could derail a sector that has rallyed massively globally in the last decade.

Enquiries: Bank Austria Creditanstalt International Press Relations
Veronika Fischer-Rief, Tel. +43 (0)5 05 05-82833
E-Mail: veronika.fischer-rief@ba-ca.com

p r e s s r e l e a s e

Vienna, 14 March 2006

Shareholders' agreement on BA-CA's role within UniCredit Group, to be submitted to the competent bodies of the respective parties

- **BA-CA will become CEE sub-holding company within UniCredit Group**
- **BA-CA responsible for a market with more than 300 million people in 24 countries**
- **Capital base and profit potential increase significantly**
- **All necessary intra-group transactions will be at arm's length**

A shareholders' agreement on the future role of Bank Austria Creditanstalt ("BA-CA") within UniCredit Group is going to be reached soon on the basis of the outcome of the negotiations held between UniCredito Italiano S.p.A. ("UniCredit"), Bayerische Hypovereinsbank A.G. ("HVB"), BA-CA, Privatstiftung zur Verwaltung ("AVZ", an Austrian private foundation) and the Betriebsratsfonds ("BR Funds", the Workers Council Fund). According to such agreement, which will be submitted to the competent bodies of the respective parties, BA-CA will become the sub-holding company for operations in Central and Eastern Europe (CEE) within UniCredit Group. BA-CA will be responsible for a market comprising more than 300 million people in 24 countries; BA-CA's market has so far comprised 12 countries with 100 million inhabitants.

"The new UniCredit Group is the first truly European bank. As sub-holding company for operations in the CEE region, BA-CA will play an important role in our European group. We are market leader in this growth region. Our plans envisage that BA-CA should expand its position in these markets and in Austria, making full use of opportunities for growth," says Alessandro Profumo, CEO of UniCredit Group.

Erich Hampel, CEO of BA-CA: "BA-CA's position becomes significantly stronger: we are responsible for one of the major growth regions in the world. This will enable us to benefit from enormous opportunities. Moreover, our capital base will rise considerably and our profit potential will increase significantly. So, we have potential for growth in the market and we also have the required financial strength. I think this is a guarantee for growth."

Bank Austria Creditanstalt AG
Press office
A-1020 Vienna, Lassallestraße 1
Address: P.O. Box 8.000, A-1010 Vienna

Phone: +43 (0)5 05 05 57011
Fax: +43 (0)5 05 05 56149
e-mail: pr@ba-ca.com
Internet: http://www.ba-ca.com

The agreement will provide for a replacement of the so-called "Basis Agreement", which includes the "Bank of the Regions Agreement". These agreements were concluded in 2000 and contain rules concerning BA-CA's functions within HVB Group. Following the deal between HVB Group and UniCredit Group in 2005, the shareholders are now going to define the future role of BA-CA within UniCredit Group in a new agreement. The contract period is 10 years. Here are details of the agreement:

- BA-CA will perform the sub-holding company function for operations in CEE. It will manage, within UniCredit Group guidelines, the Group's banking network in this region, excluding Poland, which will be directly managed by UniCredit. The responsibility for Turkey is subject to further considerations.
- BA-CA will take over the banking subsidiaries and branches of UniCredit and of HypoVereinsbank in this region.
- UniCredit Group is working on the future structure of its worldwide investment banking activities. It is envisaged that the Group's operations in this area would be bundled to further enhance their position in the market. If BA-CA's investment banking business is integrated in a newly created investment banking unit of the Group, BA-CA will have a share in the net profit generated by this unit.
- UniCredit Group's asset management activities will be combined. For this reason BA-CA will transfer its two subsidiaries Capital Invest and Asset Management (AMG) to the Group's asset management unit.
- UniCredit Group creates clear, transparent structures with a clear allocation of management responsibility. The shareholders have agreed that the Austrian business may be transferred to a separate bank for Austria – a wholly-owned subsidiary of BA-CA – after the year end following the fifth anniversary of the Agreement, maintaining the employment conditions of the transferred employees. The group wants to further improve its position on the Austrian market. Austria is a core market of UniCredit Group
- To maintain BA-CA's status as an Austrian bank, the rights of Betriebsratsfonds and AVZ-Stiftung – i.e. the private foundation from which BA-CA emerged – as defined in BA-CA's By-laws will remain effective as long as the guarantee issued by AVZ-Stiftung and the Municipality of Vienna on BA-CA's liabilities exist.

- The parties to the Agreement will reflect the new ownership situation of BA-CA in its Supervisory Board, while ensuring the representation of two members upon proposal of AVZ until the tenth anniversary of the Agreement, and of one member thereafter for the duration of the guarantee issued by AVZ on all liabilities of BA-CA. The election of the new Supervisory Board will be part of the agenda of the next ordinary general meeting of BA-CA, which is currently scheduled to take place in May 2006.

Enquiries: Bank Austria Creditanstalt Press Relations

Peter N. Thier, tel. +43 (0)5 05 05 52371
e-mail: peter.thier@ba-ca.com

Ildiko Füredi-Kolarik, tel. +43 (0) 5 05 05 56102
e-mail: ildiko.fueredi-kolarik@ba-ca.com

This text is also available at www.ba-ca.com/en/press.html.



Drucken

Press release

10.03.2006

BA-CA's Custody dominates the industry's most important surveys

- **Global Custodian and Global Investor award numerous CEE subsidiaries**
- **Unprecedented number of top rankings**

Thursday night, Bank Austria Creditanstalt (BA-CA) and its Central and Eastern European network achieved numerous awards for their extraordinary achievements at Global Custodian's awards ceremony in London. A few weeks earlier, BA-CA had dominated the rankings in Global Investor magazine.

BA-CA's custody operations look back on a very successful year, with many new mandates won from renowned Global Custodians and Broker/Dealers for all CEE countries.

At **Global Custodian's "Agent Banks in Emerging Market Survey"**, which is best described as the industry standard for surveys, BA-CA's custody network went out **Top Rated** in eight countries:

- Bulgaria (HVB Bank Biochim)
- Croatia (HVB Splitska Banka)
- Greece (HVB Greece)
- Hungary (HVB Bank Hungary)
- Poland (Bank BPH)
- Romania (HVB Bank Romania)
- Russia (International Moscow Bank)
- Ukraine (HVB Bank Ukraine)

Global Investor's European sub-custody review considered BA-CA's network **number one** in:

- Austria (Bank Austria Creditanstalt), unweighted
- Croatia (HVB Splitska Banka), unweighted
- Czech Republic (HVB Bank Czech Republic), weighted
- Hungary (HVB Bank Hungary), unweighted
- Lithuania (HVB Bank), weighted and unweighted
- Poland (Bank BPH), weighted
- Slovak Republic (HVB Bank Slovakia), weighted
- Slovenia (Bank Austria Creditanstalt), weighted and unweighted

"When we had the first vision to create the leading network of custody banks across Central and Eastern Europe, we set what at the time seemed to be a stretch goal – to be Top Rated in the majority of markets. With a lot of hard work and perseverance behind us, I am delighted that we have met this goal," commented Michael Aschauer, Head of Custody at Bank Austria Creditanstalt.

Global Custodian and Global Investor are the two most important magazines for the custody industry. Global Custodian is based in the US, whereas Global Investor is part of the London-based Euromoney Group.

Enquiries: Bank Austria Creditanstalt International Markets
Veronika Fischer-Rief, Tel. +43 (0)5 05 05-82833
E-Mail: veronika.fischer-rief@ba-ca.com

IR Release

01.03.2006

Stefan Ermisch named COO of Multinationals & Investment Banking Division of UniCredit Group, Johann Strobl nominated as CFO of Bank Austria Creditanstalt

Stefan Ermisch, currently a member of the Managing Board of Bank Austria Creditanstalt (BA-CA) as Chief Financial Officer (CFO), has been appointed Chief Operating Officer (COO) of the global Multinationals & Investment Banking Division of UniCredit, based in Munich. The appointment will be effective 1 April 2006. Mr Ermisch will report to Sergio Ermotti who leads the global Multinationals & Investment Banking Division. Mr Ermisch will be in charge of a number of guidance, support and controlling functions (e.g. planning and control, accounting, fiscal, shareholdings, operations/organization, ICT, human resources) aimed at supporting the Head of Division, in strong coordination with the relevant UniCredit functions, in the project focusing on the setting up of the new Global Investment Banking Business.

Johann Strobl, currently member of the Managing Board of BA-CA and responsible for risk management, will assume the function of CFO with effect from 1 April 2006, maintaining ad interim the current responsibility. The change in the Managing Board of BA-CA is subject to approval by the Supervisory Board.

Stefan Ermisch (40) has been a member of BA-CA's Managing Board since January 2004. As CFO he has made a substantial contribution to the favourable development of BA-CA's value. Born in Bonn/Germany, he was previously head of Group Strategy and Development and Head of Investor Relations of HVB Group. Mr Ermisch, who holds a degree in business administration, has been working for the Group since 1998. He started his career as a bank analyst at Trinkaus & Burkhardt in Dusseldorf. Mr Ermisch is married and has two children.

Johann Strobl (47) is BA-CA's Chief Risk Officer and has been a member of BA-CA's Managing Board since January 2004. He has been active for the BA-CA Group since 1989. In the period from 1989 to 2004, Mr Strobl held various management positions within the bank, including Head of Market Risk Management, Head of Group Risk Management and

Head of Treasury and Financial Markets. Mr Strobl graduated from Vienna's University of Economics and Business Administration, where he worked as a university assistant from 1984 to 1988. Johann Strobl is married and has three children.

Photographs and CVs are available here.

Press Release

01.03.2006

Stefan Ermisch named COO of Multinationals & Investment Banking Division of UniCredit Group, Johann Strobl nominated as CFO of Bank Austria Creditanstalt

Stefan Ermisch, currently a member of the Managing Board of Bank Austria Creditanstalt (BA-CA) as Chief Financial Officer (CFO), has been appointed Chief Operating Officer (COO) of the global Multinationals & Investment Banking Division of UniCredit, based in Munich. The appointment will be effective 1 April 2006. Mr Ermisch will report to Sergio Ermotti who leads the global Multinationals & Investment Banking Division. Mr Ermisch will be in charge of a number of guidance, support and controlling functions (e.g. planning and control, accounting, fiscal, shareholdings, operations/organization, ICT, human resources) aimed at supporting the Head of Division, in strong coordination with the relevant UniCredit functions, in the project focusing on the setting up of the new Global Investment Banking Business.

Johann Strobl, currently member of the Managing Board of BA-CA and responsible for risk management, will assume the function of CFO with effect from 1 April 2006, maintaining ad interim the current responsibility. The change in the Managing Board of BA-CA is subject to approval by the Supervisory Board.

Stefan Ermisch (40) has been a member of BA-CA's Managing Board since January 2004. As CFO he has made a substantial contribution to the favourable development of BA-CA's value. Born in Bonn/Germany, he was previously head of Group Strategy and Development and Head of Investor Relations of HVB Group. Mr Ermisch, who holds a degree in business administration, has been working for the Group since 1998. He started his career as a bank analyst at Trinkaus & Burkhardt in Dusseldorf. Mr Ermisch is married and has two children.

Johann Strobl (47) is BA-CA's Chief Risk Officer and has been a member of BA-CA's Managing Board since January 2004. He has been active for the BA-CA Group since 1989. In the period from 1989 to 2004, Mr Strobl held various management positions within the bank, including Head of Market Risk Management, Head of Group Risk Management and

Head of Treasury and Financial Markets. Mr Strobl graduated from Vienna's University of Economics and Business Administration, where he worked as a university assistant from 1984 to 1988. Johann Strobl is married and has three children.

Photographs and CVs are available here.

Enquiries:

Bank Austria Creditanstalt Press Relations
Ildiko Füredi-Kolarik, tel. +43 (0)5 05 05 56102
e-mail: ildiko.fueredi@ba-ca.com

Press Release

20.02.2006

Changes in the Managing Board of HVB Bank Hungary

In April, there will be two changes within the top management of HVB Bank Hungary. Matthias Kunsch, Chief Executive Officer of HVB Bank Hungary, and Ágnes Doffek, Managing Board member responsible for corporate banking, decided to leave the bank for retirement. The following persons will join the Managing Board of HVB Bank Hungary as of 15 April 2006:

- **Mihály Patai** will assume responsibility as Chief Executive Officer of HVB Bank Hungary. He is a well-known expert with a large knowledge of the Hungarian financial market: Mr Patai, 52, has been Chairman of the Management Board of Allianz Hungary for the past ten years. He previously held management positions at Hungarian Credit Bank, the World Bank in Washington and the Hungarian Ministry of Finance.
- **Ágnes Radványi** will be in charge of corporate customer business of HVB Bank Hungary at Managing Board level. Mrs Radványi, 51, has been working for the bank since 1992. Since 1999, she has headed the Corporate Customers division. Before joining HVB Bank Hungary, Mrs Radványi worked for various Hungarian companies including Modex and Hungarocoop.

The changes are subject to approval by the Hungarian authorities.

After the changes have become effective, the new Managing Board of HVB Bank Hungary will consist of **Mihály Patai** (CEO), **Tibor Rácz** (Retail Customers), **Ágnes Radványi** (Corporate Customers), **Markus Winkler** (INM), and **Ralf Cymanek** (OPM).

Matthias Kunsch has been working within the Hungarian subsidiary of Bank Austria Creditanstalt (BA-CA) for 31 years. In 1975, he opened in Budapest the first representative office of the Group in CEE and was thus a pioneer in the region. Since that time, he has been a driving force behind HVB Bank Hungary's successful development on the market and contributed considerably to the bank's growth and expansion. His knowledge and reputation made him to one of the leading Hungarian financial experts, well known as well behind the borders of the country.

Ágnes Doffek has been responsible for corporate customer business since 1990. She has made a strong contribution to developing the position of HVB Bank Hungary in the corporate banking segment, establishing the bank as one of the leading financial institutions in this area.

BA-CA's Managing Board thanks Mr Kunsch and Mrs Doffek for their efforts and wishes them all the best for the future.

HVB Bank Hungary, a subsidiary of Bank Austria Creditanstalt (BA-CA), is one of the leading banks of the country. With total assets of over 1000 billion Forint, the bank services more than 120,000 customers in 52 branch offices all over Hungary.

Enquiries: Bank Austria Creditanstalt International PR
Ildiko Füredi-Kolarik, phone +43 50505 56102
e-mail: ildiko.fueredi@ba-ca.com,